 ENERSIS S.A. AND SUBSIDIARIES

Exhibit 99.4

CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

for the year ending

December 31, 2012

ENERSIS and SUBSIDIARIES

in Thousands of Chilean Pesos

 This document consists of 2 sections:

–    Consolidated Financial Statements

–    Notes to the Consolidated Financial Statements

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Financial Position, Classified at December 31, 2012 and 2011 (In thousands of Chilean pesos)

ASSETS	Note	12-31-2012	12-31-2011
		ThCh$	ThCh$

CURRENT ASSETS

Cash and cash equivalents	5	857,380,018	1,219,921,268
Other current financial assets	6	194,500,798	939,220
Other current non-financial assets		105,919,767	72,466,312
Trade and other current receivables	7	869,204,566	977,602,388
Accounts receivable from related companies	8	33,028,911	35,282,592
Inventories	9	83,479,493	77,925,544
Current tax assets	10	211,004,880	141,827,684
Total current assets other than assets classified as held for sale and discontinued operations		2,354,518,433	2,525,965,008

Non-current assets classified as held for sale and discontinued operations	11	-	-
Non-current assets classified as held for sale and discontinued operations		-	-

TOTAL CURRENT ASSETS		2,354,518,433	2,525,965,008

NON-CURRENT ASSETS

Other non-current financial assets	6	439,115,917	37,355,061
Other non-current non-financial assets		87,822,131	109,501,108
Non-current receivables	7	202,977,693	443,328,450
Investments accounted for using the equity method	12	12,176,684	13,193,262
Intangible assets other than goodwill	13	1,203,135,574	1,467,398,214
Goodwill	14	1,399,876,589	1,476,404,126
Property, plant, and equipment, net	15	7,243,620,209	7,242,731,006
Investment property	16	46,922,970	38,055,889
Deferred tax assets	17	327,667,440	379,938,628

TOTAL NON-CURRENT ASSETS		10,963,315,207	11,207,905,744

TOTAL ASSETS		13,317,833,640	13,733,870,752

The attached notes are an integral part of these consolidated financial statements.	Page 2

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income, by Type for the years ending December 31, 2012, and 2011 (In thousands of Chilean pesos)

LIABILITIES AND EQUITY	Note	12-31-2012 ThCh$	12-31-2011 ThCh$

CURRENT LIABILITIES

Other current financial liabilities	18	670,182,208	672,082,338
Trade and other current payables	21	1,213,259,735	1,235,064,459
Accounts payable to related companies	8	146,827,411	157,177,638
Other current provisions	22	91,130,695	99,702,654
Current tax liabilities	10	173,136,710	235,853,242
Other current non-financial liabilities		86,575,476	60,653,304

Total current liabilities other than those associated with current assets classified as held for sale and discontinued operations		2,381,112,235	2,460,533,635

Liabilities associated with current assets classified as held for sale and discontinued operations	11	-	-

TOTAL CURRENT LIABILITIES		2,381,112,235	2,460,533,635

NON-CURRENT LIABILITIES

Other non-current financial liabilities	18	2,928,119,869	3,271,355,293
Other non-current payables	21	14,257,438	14,304,607
Non-current accounts payable to related companies	8	-	-
Other long-term provisions	22	177,078,989	202,573,641
Deferred tax liabilities	17	519,026,046	508,438,255
Non-current provisions for employee benefits	23	265,067,889	277,526,013
Other non-current non-financial liabilities		69,402,596	102,985,451

TOTAL NON-CURRENT LIABILITIES		3,972,952,827	4,377,183,260

TOTAL LIABILITIES		6,354,065,062	6,837,716,895

EQUITY
Issued capital	24.1	2,824,882,835	2,824,882,835
Retained earnings		2,421,278,841	2,232,968,880
Share premium	24.1	158,759,648	158,759,648
Other reserves	24.5	(1,511,122,753)	(1,320,882,757)
Equity attributable to shareholders of Enersis		3,893,798,571	3,895,728,606

Non-controlling interests	24.6	3,069,970,007	3,000,425,251

TOTAL EQUITY		6,963,768,578	6,896,153,857

TOTAL LIABILITIES AND EQUITY		13,317,833,640	13,733,870,752

The attached notes are an integral part of these consolidated financial statements.	Page 3

ENERSIS S.A. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income, by Type for the years ending December 31, 2012, 2011 and 2010
(In thousands of Chilean pesos)

		January - December
STATEMENT OF COMPREHENSIVE INCOME	Note	2012 ThCh$	2011 ThCh$	2010 ThCh$
Sales	25	6,260,309,229	6,254,252,089	6,179,229,824
Other operating income	25	317,358,085	280,628,255	384,351,289
Revenues		6,577,667,314	6,534,880,344	6,563,581,113

Raw materials and consumables used	26	(3,717,125,487)	(3,538,434,729)	(3,521,646,254)
Contribution Margin		2,860,541,827	2,996,445,615	3,041,934,859

Other work performed by the entity and capitalized		48,853,687	50,173,112	44,869,365
Employee benefits expenses	27	(416,345,140)	(378,552,126)	(374,678,013)
Depreciation and amortization expense	28	(442,854,723)	(424,900,036)	(449,017,275)
Reversal of impairment loss (impairment loss) recognized in the year’s profit or loss	28	(43,105,193)	(136,157,459)	(108,373,429)
Other expenses	29	(510,125,910)	(540,698,397)	(450,434,769)
Operating Income		1,496,964,548	1,566,310,709	1,704,300,738

Other gains (losses)	30	14,831,474	(4,814,294)	11,983,434
Financial income	31	264,709,235	233,612,869	171,236,948
Financial costs	31	(453,447,437)	(465,411,363)	(438,358,251)
Share of profit (loss) of associates accounted for using the equity method	12	9,845,902	8,465,904	1,015,739
Foreign currency exchange differences	31	(14,768,878)	20,305,690	11,572,474
Profit (loss) from indexed assets and liabilities	31	(12,681,628)	(25,092,203)	(15,055,706)

Net income before tax		1,305,453,216	1,333,377,312	1,446,695,376
Income tax	32	(411,891,234)	(460,836,692)	(346,006,968)
Net income from continuing operations		893,561,982	872,540,620	1,100,688,408
Net income from discontinued operations		-	-	-
NET INCOME		893,561,982	872,540,620	1,100,688,408
Net income attributable to:
Shareholders of Enersis		377,350,521	375,471,254	486,226,814
Non-controlling interests		516,211,461	497,069,366	614,461,594
NET INCOME		893,561,982	872,540,620	1,100,688,408

Basic earnings per share

Basic earnings per share from continuing operations	Ch$ / Share	11.56	11.50	14.89
Basic earnings per share	Ch$ / share	11.56	11.50	14.89

Diluted earnings per share
Diluted earnings per share from continuing operations	Ch$ / share	11.56	11.50	14.89
Diluted earnings per share	Ch$ / share	11.56	11.50	14.89

The attached notes are an integral part of these consolidated financial statements.	Page 4

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income, by Type for the years ending December 31, 2012, 2011 and 2010 (In thousands of Chilean pesos)

		January–December
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Note	2012 ThCh$	2011 ThCh$	2010 ThCh$

Net Income		893,561,982	872,540,620	1,100,688,408

Components of other comprehensive income, before taxes
Exchange differences on translation
Foreign currency translation gains (losses), before taxes		(363,936,877)	211,929,739	(138,554,045)
Total exchange differences on translation		(363,936,877)	211,929,739	(138,554,045)

Available-for-sale financial assets
Gains (losses) from new measuring of available-for-sale financial assets, before taxes		515	(55,959)	(179)
Total available-for-sale financial assets		515	(55,959)	(179)

Cash flow hedge
Gains (losses) from cash flow hedge, before taxes		73,142,760	(79,722,581)	50,576,145
Reclassification adjustments on cash flow hedge, before taxes		(6,300,885)	(8,309,911)	(19,664,842)
Total cash flow hedge		66,841,875	(88,032,492)	30,911,303

Actuarial gains (losses) on defined benefit plans		(15,001,248)	(62,246,623)	(48,495,375)

Total other components of other comprehensive income, before taxes		312,095,735	61,594,665	(156,138,296)

Income tax related to components of other comprehensive income
Income tax related to available-for-sale financial assets		(569)	9,513	31
Income tax related to cash flow hedge		(25,726,629)	14,110,400	(5,301,050)
Income tax related to defined benefit plans		4,662,040	23,078,884	16,515,279
Total income tax		(21,065,158)	37,198,797	11,214,260

Total Other Comprehensive Income		(333,160,893)	98,793,462	(144,924,036)
TOTAL COMPREHENSIVE INCOME		560,401,089	971,334,082	955,764,372

Comprehensive income attributable to
Shareholders of Enersis		187,169,558	368,568,685	396,687,094
Non-controlling interests		373,231,531	602,765,397	559,077,278
TOTAL COMPREHENSIVE INCOME		560,401,089	971,334,082	955,764,372

The attached notes are an integral part of these consolidated financial statements.	Page 5

ENERSIS S.A. AND SUBSIDIARIES Statements of Changes in Equity for the years ending December 31, 2012, 2011, and 2010 (In thousands of Chilean pesos)

Statement of Changes in Net Equity	Issued Capital	Share Premium	Changes in Other Reserves						Retained Earnings	Equity Attributable to Shareholders of Enersis	Non-controlling Interests	Total Equity
			Reserve for Exchange Differences in Translation	Reserve for Cash Flow Hedge	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on Remeasuring Available-for- sale Financial Assets	Other Miscellaneous Reserves	Other Reserves
Equity at beginning of year 1/1/2012	2,824,882,835	158,759,648	176,622,668	(310,265)	-	13,836	(1,497,208,996)	(1,320,882,757)	2,232,968,880	3,895,728,606	3,000,425,251	6,896,153,857
Changes in equity
Comprehensive income
Net income									377,350,521	377,350,521	516,211,461	893,561,982
Other comprehensive income			(217,342,727)	27,904,293	(742,368)	(189)	28	(190,180,963)		(190,180,963)	(142,979,930)	(333,160,893)
Comprehensive income										187,169,558	373,231,531	560,401,089
Dividends									(188,298,192)	(188,298,192)		(188,298,192)
Increase (decrease) through transfers and other changes			-		742,368		(801,401)	(59,033)	(742,368)	(801,401)	(303,686,775)	(304,488,176)
Total changes in equity	-	-	(217,342,727)	27,904,293	-	(189)	(801,373)	(190,239,996)	188,309,961	(1,930,035)	69,544,756	67,614,721
Equity at end of year 12/31/2012	2,824,882,835	158,759,648	(40,720,059)	27,594,028	-	13,647	(1,498,010,369)	(1,511,122,753)	2,421,278,841	3,893,798,571	3,069,970,007	6,963,768,578

Equity at beginning of year 1/1/2011	2,824,882,835	158,759,648	113,278,890	40,783,463	-	41,825	(1,505,891,534)	(1,351,787,356)	2,103,689,509	3,735,544,636	2,778,483,320	6,514,027,956
Changes in equity
Comprehensive income
Net income									375,471,254	375,471,254	497,069,366	872,540,620
Other comprehensive income			60,106,895	(41,093,728)	(25,887,747)	(27,989)	-	(6,902,569)		(6,902,569)	105,696,031	98,793,462
Comprehensive income										368,568,685	602,765,397	971,334,082
Dividends									(209,886,734)	(209,886,734)		(209,886,734)
Increase (decrease) through transfers and other changes			3,236,883		25,887,747		8,682,538	37,807,168	(36,305,149)	1,502,019	(380,823,466)	(379,321,447)
Total changes in equity	-	-	63,343,778	(41,093,728)	-	(27,989)	8,682,538	30,904,599	129,279,371	160,183,970	221,941,931	382,125,901
Equity at end of year 12/31/2011	2,824,882,835	158,759,648	176,622,668	(310,265)	-	13,836	(1,497,208,996)	(1,320,882,757)	2,232,968,880	3,895,728,606	3,000,425,251	6,896,153,857

Equity at beginning of year 1/1/2010	2,824,882,835	158,759,648	196,973,210	26,100,491	-	41,699	(1,505,891,534)	(1,282,776,134)	1,817,613,206	3,518,479,555	2,858,524,089	6,377,003,644
Changes in equity
Comprehensive income
Net income									486,226,814	486,226,814	614,461,594	1,100,688,408
Other comprehensive income			(83,694,320)	14,682,972	(20,528,498)	126	-	(89,539,720)		(89,539,720)	(55,384,316)	(144,924,036)
Comprehensive income										396,687,094	559,077,278	955,764,372
Dividends									(179,622,013)	(179,622,013)		(179,622,013)
Increase (decrease) through transfers and other changes	-	-	-	-	20,528,498	-	-	20,528,498	(20,528,498)	-	(639,118,047)	(639,118,047)
Total changes in equity	-	-	(83,694,320)	14,682,972	-	126	-	(69,011,222)	286,076,303	217,065,081	(80,040,769)	137,024,312
Equity at end of year 12/31/2010	2,824,882,835	158,759,648	113,278,890	40,783,463	-	41,825	(1,505,891,534)	(1,351,787,356)	2,103,689,509	3,735,544,636	2,778,483,320	6,514,027,956

The attached notes are an integral part of these consolidated financial statements.	Page 6

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Direct Cash Flow for the years ending December 31, 2012, 2011, and 2010 (In thousands of Chilean pesos)

		January - December
Statement of Direct Cash Flow	Note	2012	2011	2010
		ThCh$	ThCh$	ThCh$
Cash flows from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services		7,496,002,995	7,725,639,255	7,343,782,195
Collections from royalties, payments, commissions, and other income from ordinary activities		92,758,277	86,290,041	87,055,879
Other collections from operating activities		391,974,798	256,467,291	223,147,303
Types of payments
Payments to suppliers for goods and services		(3,934,574,455)	(3,942,239,405)	(3,687,515,697)
Payments to and on behalf of employees		(409,539,542)	(358,459,354)	(292,233,107)
Payments on premiums and services, annual payments, and other obligations from policies held		(9,397,983)	(5,742,211)	(2,533,860)
Other payments for operating activities		(1,352,330,115)	(1,545,840,676)	(1,142,818,147)
Income tax reimbursed (paid)		(457,738,318)	(361,092,038)	(349,296,688)
Other inflows (outflows) of cash		(256,517,095)	(156,576,437)	(236,172,731)

Net cash flows from (used in ) operating activities		1,560,638,562	1,698,446,466	1,943,415,147

Cash flows from (used in) investment activities
Cash flows from losing control of subsidiaries or other business		-	12,662,234	-
Loans to related companies		-	(25,500)	-
Proceeds from the sale of property, plant and equipment		918,437	6,048,912	8,889,879
Purchase of property, plant and equipment		(527,630,629)	(495,958,729)	(473,727,882)
Proceeds from the sales of intangible assets		-	8,965,592	1,424,691
Purchases of intangible assets		(187,490,636)	(187,864,119)	(227,418,842)
Proceeds from other long-term assets		305,552	41,114	-
Purchases of other long-term assets		(2,859,668)	(2,183,333)	(193,947)
Dividends received		7,539,711	4,025,233	3,278,931
Interest received		56,687,582	19,611,804	6,807,678
Other inflows (outflows) of cash		(195,751,318)	10,707,112	(94,841,624)

Net cash flows from (used in) investment activities		(848,280,969)	(623,969,680)	(775,781,116)

The attached notes are an integral part of these consolidated financial statements	Page 7

ENERSIS S.A. AND SUBSIDIARIES Consolidated Statements of Direct Cash Flow for the years ending December 31, 2012, 2011, and 2010 (In thousands of Chilean pesos)

		January - December
Statement of Direct Cash Flow	Note	2012 ThCh$	2011 ThCh$	2010 ThCh$

Cash flows from (used in) financing activities
Total proceeds from loans		508,817,790	646,273,100	263,124,754
Proceeds from long-term loans		400,797,521	525,077,859	218,392,462
Proceeds from short-term loans		108,020,269	121,195,241	44,732,292
Loans from related companies		-	9,128,650	821,636
Repayments from borrowings		(651,209,149)	(629,404,409)	(740,286,720)
Payments of finance lease liabilities		(25,491,730)	(11,478,851)	(24,129,963)
Dividends paid		(547,081,888)	(648,107,205)	(556,087,040)
Interest paid		(254,327,622)	(248,096,873)	(244,595,847)
Other inflows (outflows) of cash		(42,791,188)	(9,743,963)	18,132,411

Net cash flows from (used in) financing activities		(1,012,083,787)	(891,429,551)	(1,283,020,769)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(299,726,194)	183,047,235	(115,386,738)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(62,815,056)	75,518,996	(58,159,046)
Net increase (decrease) in cash and cash equivalents		(362,541,250)	258,566,231	(173,545,784)
Cash and cash equivalents at beginning of year	5	1,219,921,268	961,355,037	1,134,900,821
Cash and cash equivalents at end of year	5	857,380,018	1,219,921,268	961,355,037

The attached notes are an integral part of these consolidated financial statements.	Page 8

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENERSIS S.A. AND SUBSIDIARIES Consolidated Financial Statements for the years ending December 31, 2012 and 2011 (In thousands of Chilean pesos)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enersis S.A. (hereinafter the Parent Company or the Company) and its subsidiaries comprise the Enersis Group (hereinafter Enersis or the Group).

Enersis S.A. is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS) under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC) and with Spain’s Comisión Nacional del Mercado de Valores. The Company’s shares have been listed on the New York Stock Exchange since 1993 and on the Latibex since 2001.

Enersis S.A. is a subsidiary of Endesa, S.A., a Spanish company controlled by Enel S.p.A. (hereinafter Enel).

The Company was initially created in 1981 under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Later on, the Company changed its by-laws and its name to Enersis S.A. effective August 1, 1988. For tax purposes, the Company operates under Chilean tax identification number 94,271,000-3.

As of December 31, 2012, the Group had 11,087 employees. During 2012, the Group averaged a total of 11,028 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy in any of its forms, whether in Chile or abroad, either directly or through another company. It is also engaged in telecommunications activities, and it provides engineering consultation services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing its investments in, subsidiaries and associates that generate, transmit, distribute, or sell electricity, or whose corporate purpose includes any of the following:

(i)	energy in any kind or form,

(ii)	supplying public services, or services whose main component is energy,

(iii)	telecommunications and information technology services, and

(iv)	Internet-based intermediation business.

The Company’s 2011 consolidated financial statements were approved by the Board of Directors at a meeting held on January 31, 2012. The consolidated financial statements were then submitted to the consideration of a General Shareholders Meeting held on April 26, 2012, which gave its final approval on the consolidated financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the main economic environment in which Enersis operates. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.m.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1   Accounting principles

The December 31, 2012 consolidated financial statements of Enersis and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standars Boards (hereinafter “IASB”), and approved by its Board of Directors at its meeting held on January 30, 2013.

These consolidated financial statements present fairly the financial position of Enersis and its subsidiaries as of December 31, 2012 and 2011, as well as the results of operations, the changes in equity, and the cash flows for the years ending December 31, 2012, 2011 and 2010.

These consolidated financial statements voluntarily present the 2010 fiscal year figures for the consolidated statements of comprehensive income, the consolidated statement of cash flow, the consolidated statement of changes in net equity, and the corresponding notes.

These consolidated financial statements have been prepared using cost method accounting applied to the business in operation principle except, in accordance with IFRS, those assets and liabilities that are reported at a fair value and those non-current assets and groups that are available for sale, which are recorded at the book value or the fair value minus sales costs, whichever is lower (see Note 3).

These consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS and the interpretations of the IFRS Interpretation Committee (hereinafter IFRIC).

2.2 New accounting pronouncements

a)	Accounting pronouncements effective from January 1, 2012:

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IFRS 7: Financial Instruments: Disclosures

Modifies the disclosure requirements when financial assets are transferred to promote transparency and to facilitate an analysis of the risks may affect the entity’s financial situation.	Annual periods beginning on or after July 1, 2011
Amendment to IAS 12: Income taxes

Provides an exception to the general principles of IAS 12 for investment properties measured using the fair value model contained in IAS 40, “Investment Properties.”	Annual periods beginning on or after January 1, 2012

The application of these accounting pronouncements has not had any significant effects for the Group. The other accounting criteria applied in 2012 have not changed with respect to those used in 2011.

b)	Accounting principles effective from January 1, 2013:

As of the issuance date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but they were not yet mandatory:

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IAS 1: Presentation of financial statements

Modifies aspects of presenting the components of “Other comprehensive income,” requiring that these components be grouped into those that will and those that will not subsequently be reclassified as losses and gains.

Annual periods beginning on or after July 1, 2012

IFRS 10: Consolidated financial statements

Establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

Annual periods beginning on or after January 1, 2013

IFRS 11: Joint agreements

Redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint venture) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint ventures).

Annual periods beginning on or after January 1, 2013

IFRS 12: Disclosures of interest held in other entities

Requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these interest affect the entity’s financial situation, financial performance, and cash flows.

Annual periods beginning on or after January 1, 2013

IFRS 13: Measurement of fair value

Establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the assessment of the fair value of their assets and liabilities.

Annual periods beginning on or after January 1, 2013

New IAS 27: Separate financial statements

When IFRS 10 was issued, it eliminated from IAS 27 everything connected with consolidated financial statements, restricting its scope only to separate financial statements.

Annual periods beginning on or after January 1, 2013

New IAS 28: Investments in associated companies and joint business

Modified by the effect of the issuance of IFRS 10 and IFRS 11 in order to make the definitions and other clarifications contained in these new IFRS consistent.

Annual periods beginning on or after January 1, 2013

Amendment to IFRS 7: Financial instruments: Disclosures Clarifies the disclosure requirements for the offsetting of financial assets and liabilities.	Annual periods beginning on or after January 1, 2013

Standards, Interpretations, and Amendments	Mandatory Application for:

Amendment to IAS19: Employee benefits

Modifies recognition and disclosure of changes in the obligations from defined benefit plans and in the assets affected by the plan, eliminating the corridor method and accelerating recognition of costs from past services.

Annual periods beginning on or after January 1, 2013

Amendment to IAS 32: Financial instruments: Presentation

Clarifies the requirements for the offsetting of financial assets and financial liabilities in order to eliminate the inconsistencies from applying the current IAS 32 criteria for offsetting.

Annual periods beginning on or after January 1, 2014

IFRS 9: Financial instruments: Classification and measurement

The first stage of the IASB project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” Modifies classification and measurement of financial assets and includes treatment and classification of financial liabilities.

Annual periods beginning on or after January 1, 2015.

Improvements to the IFRS A series of improvements that are necessary but not urgent and that modify the following standards: IFRS 1, IAS 1, IAS 16, IAS 32, and IAS 34.	Annual periods beginning on or after January 1, 2013

Transition Guide (Amendments to IFRS 10, 11, and 12)

These amendments clarify the transition guide for IFRS 10. They also simplify the transition of IFRS 10, IFRS 11, and IFRS 12, limiting the requirements to provide adjusted comparative information to the preceding comparative period only. In addition, for disclosures related to entities with non-consolidated structures, the amendments remove the requirement to present comparative information for periods prior to the first application of IFRS 12.

Annual periods beginning on or after January 1, 2013

Amendments to IFRS 10 & 12 and IAS 27: Investment entities

Under IFRS 10 requirements, reporting entities are required to consolidate all of the companies over which they have control. The amendment establishes an exception to these requirements that allows Investment Entities to to measure this investments at fair value through profit or loss in accordance with IFRS 9 “Financial Instruments.”

Annual periods beginning on or after January 1, 2014

As a result of the application of IFRS 11, Joint Agreements, as of January 1, 2013, joint ventures companies, which were consolidated on a proportional basis until the close of these financial statements (see Notes 2.4 and 2.6), will be accounted for using the equity method, as required under the new standard for joint agreements that qualify as Joint Venture.

The Group is assessing the impact of applying IFRS 9 from the date it goes into effect. In Management’s opinion, the application of other standards, interpretations, and amendments pending application will not have a significant effect on the consolidated financial statements of Enersis and its subsidiaries.

The following table presents the main accounts in Enersis’ consolidated financial statements in order to reflect the effects of retroactively applying IFRS 11, Joint Agreements:

Consolidated Statement of Financial Position	12-31-2012 Actual ThCh$	12-31-2011 With IFRS 11 ThCh$

Current assets	2,354,518,433	2,290,188,930
Non-current assets	10,963,315,207	10,947,105,000

Total assets	13,317,833,640	13,237,293,930

Current liabilities	2,381,112,235	2,346,730,725
Non-current liabilities	3,972,952,827	3,932,356,159
Equity attributable to shareholders of Enersis	3,893,798,571	3,893,798,572
Non-controlling interests	3,069,970,007	3,064,408,474

Total liabilities and equity	13,317,833,640	13,237,293,930

Consolidated Income Statement

Total revenues	6,577,667,314	6,495,953,449
Raw materials and fuel consumption	(3,717,125,487)	(3,695,022,919)
CONTRIBUTION MARGIN	2,860,541,827	2,800,930,530

Gross Operating Result	1,982,924,464	1,947,859,229
Depreciation, amortization, and impairment losses	(485,959,916)	(477,096,461)
Operating income	1,496,694,548	1,470,762,768
Net income before tax	1,305,453,216	1,299,688,888
Net income attributable to shareholders of Enersis	377,350,521	377,350,521
Net income attributable to non-controlling interests	516,211,461	515,662,446
Net Income	893,561,982	893,012,967

2.3	Responsibility for the information and estimates made

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses, and commitments recorded in the statements

These estimates basically refer to:

-	The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.e).

-	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.l.1 and 23).

-	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 20).

-	Energy supplied to customers whose meter readings are pending.

-

Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements.

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

-	Future disbursements for the closure of facilities and restoration of land (see Note 3.a).

-

The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.o).

Although these estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects of such an estimation change in the corresponding future consolidated financial statements.

2.4     Subsidiaries and joint ventures

Subsidiaries are defined as entities in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such entities.

Joint ventures are those in which the situation described in the preceding paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix 1 of these consolidated financial statements, entitled Enersis Group Companies, describes Enersis’ relationship with each of its subsidiaries and joint ventures.

2.4.1     Changes in the scope of consolidation

During 2012 there were no significant changes in the Enersis Group’s scope of consolidation.

The process of selling the companies Compañía Americana de Multiservicios (CAM) and Synapsis Servicios y Soluciones Informáticas IT (Synapsis) was completed during the first quarter of 2011. The sale of CAM was concluded on February 24, 2011 for the amount of ThCh$6,775,748 (US$14.2 million), while the sale of Synapsis was finalized on March 1, 2011 for ThCh$24,710,920 (US$52 million). For more information, see Note 11.

The elimination of CAM and Synapsis from the Enersis consolidated statements has resulted in reductions in the consolidated statement of financial position of ThCh$80,050,947 in current assets, ThCh$31,003,337 in non-current assets, ThCh$56,359,935 in current liabilities, and ThCh$14,558,579 in non-current liabilities.

The section titled “Changes in the Enersis Group Scope of Consolidation,” included as Appendix No. 2 to these consolidated financial statements, lists the companies included within the scope of the Group’s consolidation, together with information on the Group’s respective ownership interest percentages.

2.4.2     Consolidated companies with an ownership interest of less than 50%

Although the Enersis Group holds less than a 50% interest in Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa) and in Empresa Generadora de Energía Eléctrica S.A. (Emgesa), they are considered subsidiaries since the Group exercises control over the entities, either directly or indirectly, through contracts or agreements with shareholders, or as a consequence of their structure, composition, and shareholder classes.

2.4.3    Non-consolidated companies with an ownership interest of over 50%

Although the Enersis Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a joint venture since the Group, through contracts and agreements with shareholders, exercises joint control of the company.

2.5   Associated companies

Associated Companies are those in which Enersis, either directly or indirectly, exercises significant influence. In general, significant influence is assumed to be those cases in which the Group has an ownership interest of over 20% (see Note 3.h).

Appendix 3 to these consolidated financial statements, entitled “Associated Companies,” describes Enersis’ relationship with each associated company.

2.6   Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

Joint ventures are consolidated using the proportional consolidation method. The Group recognizes, line by line, its share of the assets, liabilities, income, and expenses of such entities, so the adding of balances and subsequent eliminations take place only in proportion to the Group’s ownership interest in them.

The comprehensive income of subsidiaries and joint ventures is included in the consolidated comprehensive income statement from the effective date of acquisition until the effective date of disposal or termination of joint control, as applicable.

The parent company’s and its subsidiaries’ operations, as well as those of joint ventures, have been consolidated under the following basic principles:

1.

At the date of acquisition, the assets, liabilities, and contingent liabilities of the subsidiary or joint venture are recorded at market value. If, in the parent company’s stake, there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the company acquired, including contingent liabilities, this difference is recorded as goodwill. If the difference is negative, it is recorded as a credit to income.

2.

Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.
b.

For items in the comprehensive income statement, the average exchange rate for the year is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of generation.

Exchange differences arising in the conversion of the financial statements are recognized in the item “Exchange difference on translation” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 24.2).

Translation adjustments that existed at Enersis’ transition date to IFRS, on January 1, 2004, were transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS” (see Note 24.5).

All balances and transactions between consolidated companies, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.   ACCOUNTING PRINCIPLES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)	Property, plant, and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

-

Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.22% and 10.16%. The amount capitalized for this concept amounted to ThCh$26,477,369, ThCh$35,945,738 and ThCh$15,137,380 for the years ended December 31, 2012, 2011, and 2010, respectively.

-

Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended December 31, 2012, 2011, and 2010 were ThCh$33,112,076, ThCh$32,042,815, and ThCh$26,741,111, respectively.

-

Future disbursements that the Group will have to make to close their facilities are incorporated into the value of the asset at present value, recording in the accounting the corresponding provision. The Group reviews its estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

-

Items acquired before the Group’s date of transition to IFRS, on January 1, 2004, include in the purchasing cost, where appropriate, asset reappraisals permitted in the various countries to adjust the value of the property, plant and equipment for inflation as of that date (see Note 24.5).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization, or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as a greater cost for the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Expenses for periodic maintenance, conservation, and repair are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.e), considers that the book value of assets does not exceed their net recoverable value.

Property, plant, and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates are periodically reviewed and, if appropriate, adjusted prospectively.

The following are the main categories of property, plant, and equipment with their respective estimated useful lives.

Categories of Property, plant, and equipment	Years of estimated useful life
Buildings	22-100
Plant and equipment	3-65
IT equipment	3-15
Fixtures and fittings	5-21
Motor vehicles	5-10
Other	2-33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generating facilities:
Hydroelectric power plants
Civil engineering works	35-65
Electromechanical equipment	10-40
Coal-fired / fuel-oil power plants	25-40
Combined cycle plants	10-25
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-60
Low- and medium-voltage network	10-60
Measuring and remote control equipment	3-50
Other facilities	4-25

Regarding the administrative concessions held by the Group’s electric companies, the following lists the years remaining until expiration for the concessions that do not have an indefinite term:

Concession holder and operator	Country	Concession term	Period remaining until expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	95 years	75 years
Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	11 years
Transportadora de Energía S.A. (Transmission)	Argentina	85 years	75 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	87 years	75 years
Central Eléctrica Cachoeira Dourada S.A. (Generation)	Brazil	30 years	15 years
Central Generadora Termoeléctrica Fortaleza S.A. (Generation)	Brazil	30 years	19 years
Companhia de Interconexao Energética S.A. (CIEN - Line 1)	Brazil	20 years	8 years
Companhia de Interconexao Energética S.A. CIEN - Line 2)	Brazil	20 years	10 years

The Group’s management evaluated the specific contract term of each of the aforementioned concessions, which vary by country, business activity, and jurisprudence, and concluded that, with the exception of CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Agreements,” which establishes how to record and value certain types of concessions (see Note 3.d.1 for concession agreements within the scope of IFRIC 12).

On April 19, 2011, our subsidiary CIEN successfully completed the change in business model that we had previously been reporting. Under the new agreement, the Government continues to control the infrastructure, but CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices).

Under this business model, its concessions fall within the scope of Standard IFRIC 12, but the infrastructure has not been derecognized due to the fact that CIEN has not substantially transferred the significant risks and benefits to the Brazilian Government.

Concession contracts not covered under IFRIC 12 are recognized according to general criteria. To the extent that the Group recognizes assets as property, plant, and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any required investment, improvement, or replacement made by the Group is calculated as an impairment to Property, Plant, and Equipment as a future contractual cash outflow that is necessary to obtain future cash inflow.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

b)	Investment property

“Investment property” includes primarily land and buildings held for the purpose of earning rental income and/or for capital appreciation.

Investment property is valued at acquisition cost less any accumulated depreciation and impairment losses that have been incurred. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

The breakdown of the fair value of investment property is detailed in Note 16.

c)	Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and the Group’s share of the fair value of assets and liabilities, including identifiable contingent liabilities of a subsidiary at the acquisition date.

Acquired assets and liabilities are temporarily valued as of the date the company takes control and reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the acquired assets and liabilities and of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of transition to IFRS, on January 1, 2004, is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (see Notes 14 and 24.5).

Goodwill is not amortized; instead, at each period end the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful life, starting from the time that they are in usable condition, except for those with an indefinite useful life, which are not amortized. As of December 31, 2012, there were no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous fiscal years are explained in letter e) of this Note.

d.1)    Concessions

IFRIC 12, “Service Concession Agreements,” provides accounting guidelines for public-to-private service concession agreements. This accounting interpretation applies if:

a)	The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)	The grantor controls – through ownership, beneficial entitlement, or otherwise – any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the consideration received by the Group for the infrastructure construction is recognized at its fair value, as either an intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used; or as a financial asset when the Group has an unconditional contractual right to receive cash or other financial asset from the grantor or a third party. The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s provision accounting policy (see Note 3.l).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in Note 3 a) above, provided that the Group has a contractual right to receive an intangible asset. No finance expenses were capitalized during the fiscal years ended December 31, 2012, 2011, and 2010.

Additionally, during the years ended December 31, 2012, 2011, and 2010, employee expenses directly attributable to construction in progress, amounting to ThCh$15,741,611, ThCh$18,130,297, and ThCh$18,128,254, respectively, were capitalized.

The subsidiaries that have recognized an intangible asset from their service concession agreements are the following:

Concession holder and operator	Country	Term	Period remaining to expiration
Ampla Energía e Serviços S.A. (*) (Distribution)	Brazil	30 years	14 years
Companhia Energética do Ceará S.A. (*) (Distribution)	Brazil	30 years	16 years
Concesionaria Túnel El Melón S.A. (Highway Infrastructure)	Chile	23 years	4 years

(*) Considering that part of the rights acquired by our subsidiaries are unconditional, an asset for available-for-sale financial investments has been recognized (see Notes 3.g.1 and 6).

d.2)    Research and development expenses

The Group follows the policy of recording the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses amounted to ThCh$2,298,344, ThCh$2,104,631, and ThCh$2,460,261 as of December 31, 2012, 2011, and 2010, respectively.

d.3)  Other intangible assets

These intangible assets correspond primarily to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software programs are amortized, on average, over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e)	Asset impairment

During the year, and principally at year-end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country. At the end of 2012 and 2011, projections were extrapolated from the following rates:

Country	Currency	Growth Rates (g)
		2012	2011
Chile	Chilean peso	2.3% - 5.2%	4.2% - 5.3%
Argentina	Argentine peso	8.6% - 9.5%	7.0% - 7.9%
Brazil	Brazilian real	5.1% - 6.1%	5.0% - 6.0%
Peru	Peruvian sol	3.7% - 4.9%	3.2% - 4.3%
Colombia	Colombian peso	4.3% - 5.3%	4.4% - 5.2%

These flows are discounted to calculate their current value at a before-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The current cost of money and the risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate this value.

The following are the before-tax discount rates applied in 2012 and 2011, expressed in nominal terms:

Country	Currency	2012		2011
		Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	8.0%	14.6%	8.0%	10.1%
Argentina	Argentine peso	26.0%	29.0%	23.0%	26.0%
Brazil	Brazilian real	9.5%	18.0%	9.5%	11.6%
Peru	Peruvian sol	7.6%	12.5%	7.3%	9.3%
Colombia	Colombian peso	8.4%	14.5%	8.9%	10.9%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

The following procedure is used to determine the need to adjust financial assets for impairment:

–

In the case of commercial assets, in both our generation and transmission segment and the electricity distribution segment, the Group’s policy is to record impairment through an allowance account based on the age of past-due balances. This policy is generally applied except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically owned companies.

–

In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non-commercial financial assets.

f)	Leases

The Group applies IFRIC 4 to assess whether an agreement is, or contains, a lease. Leases that transfer to the lessee substantially all of the risks and rewards inherent in ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized when the agreement begins. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are divided between finance expense and principal reduction. The finance expense is recorded in the income statement and distributed over the lease term, so as to obtain a constant interest rate for each period over the balance of the debt pending amortization. The asset depreciates on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset depreciates over the shorter term between the useful life of the asset and the term of the lease.

Operating lease payments are expensed on a straight-line basis over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

g)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one company and a financial liability or equity instrument in another company.

g.1)  Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 12) and those held for sale (Note 11), into four categories:

-

Trade and other current receivables and Accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncharged interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and is charged to finance income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

-	Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity is accounted for at amortized cost as defined in the preceding paragraph.

-

Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

-	Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories (see Note 6).

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. For interests in unlisted companies or companies with very little liquidity, normally the market value cannot be reliably determined. When this occurs, those interests are valued at acquisition cost or a lesser amount if evidence of impairment exists.

Changes in fair value, net of tax, are recorded in the consolidated statement of comprehensive income: Other comprehensive results, until the investments are disposed of, at which time the amount accumulated in this account for that investment is fully charged to the period’s profit or loss.

Should the fair value be less than the acquisition cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the period’s losses.

Purchases and sales of financial assets are accounted for using their trade date.

g.2)  Cash and cash equivalents

This account within the statement of consolidated financial position includes cash and bank balances, time deposits, and other highly liquid investments with a maturity of three months or less when acquired, readily convertible to cash and which are subject to insignificant risk of changes in value.

g.3)  Financial liabilities other than derivatives

Financial liabilities are generally recorded based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are valued at their amortized cost, using the effective interest rate method (see Note 3.g.1).

In the particular case that a liability is the underlying item of a fair value hedge derivative, as an exception, such liability will be valued at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both in the cases when it is recorded in the statement of financial position and for fair value disclosure purposes as seen in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment’s currency.

g.4)  Derivative financial instruments and hedge accounting

Derivatives held by the Group are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive value is recorded in “Trade and other current receivables,” and negative values are recorded in “Trade and other current liabilities.”

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recorded as follows:

-

Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value, as is the hedge instrument, and any changes in the value of both are recorded in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

-

Cash flow hedges: Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Reserve of cash flow hedges.” The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

A hedge is considered highly effective when changes in the fair value or in the cash flows of the underlying item directly attributable to the hedged risk are offset by changes in the fair value or the cash flows of the hedging instrument, with effectiveness ranging from 80% to 125%.

The Company does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

-	The sole purpose of the agreement is for the Group’s own use.

-	The Group’s future projections justify the existence of these agreements for its own use.

-

Past experience with agreements shows that they have been utilized for the Group’s own use, except in certain isolated cases when they had to be used for exceptional reasons or reasons associated with logistical issues beyond the control and projection of the Group.

-	The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, the electricity purchase contracts are used to make sales to end-customers, and the electricity sale contracts are used to sell the company’s own product.

The Company also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that when taken together they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

g.5)  Fair value measurement and classification of financial instruments

The fair value of the various derivative financial instruments is calculated as follows:

-	For derivatives traded on a formal market, by its quoted price as of year-end.

-

The Group values derivatives not traded on formal markets by using discounted expected cash flows and generally accepted options valuation models, based on current and future market conditions as of year-end.

Using the procedures described, the Group classifies financial instruments at the following levels:

Level 1:	Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

g.6) Derecognition of financial assets

Financial assets are derecognized when:

-

The contractual rights to receive cash flows related to the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more receivers.

-

The Group has substantially transferred the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control over the asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

h)   Investments accounted for using the equity method

Investments in associates in which the Group has significant influence are recorded using the equity method.

The equity method consists of recording the investment in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless there is a commitment from the Group to support the company’s negative equity situation, in which case a provision is recorded.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Group is entitled based on its interest is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Appendix No. 3, “Enersis Group Associated Companies,” included in these consolidated financial statements, provides information about Enersis’ relationship with each of its associates.

i)    Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

j)    Non-current assets held for sale and discontinued operations

The Group classifies the following as “Non-current assets held for sale”: property, plant and equipment; intangible assets; investments accounted for using the equity method and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), if as of the date of the consolidated financial statements, the Group has taken active measures for their sale and estimates that such a sale is highly probable.

These held-for-sale assets or disposal groups are valued at the lower of their book value or fair value less selling costs. Depreciation and amortization on these assets cease when they meet the criteria to be classified as held for sale.

Non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in these consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups classified as held for sale,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups classified as held for sale.”

The Group classifies as “Discontinued operations” those separate major lines of business that have been sold, or disposed of in another way, or those that may be classified as held for sale, including other assets that are part of the same coordinated sales or disposal plan. In the same way, entities that have been acquired solely in order to be resold are also considered “Discontinued operations.”

The components of profit or loss after taxes from discontinued operations are presented as a single line item in the consolidated comprehensive income statement as “Net income from discontinued operations.”

k)    Treasury shares

Treasury shares are deducted from equity in the consolidated statement of financial position and valued at acquisition cost.

The gains and losses from the disposal of treasury shares are recorded under the heading Total Equity – Retained earnings. As of December 31, 2012, there are no treasury shares, and no transactions with treasury shares were made during the 2012 and 2011 fiscal periods.

l)    Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events which may negatively impact the Group’s equity, and whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that the Group will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

l.1)  Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if applicable.

For each of the plans, any positive difference between the actuarial liability for past services and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position, and any negative difference is recognized under line item “Other financial assets” within non-current assets in the consolidated statement of financial position, provided that the negative difference is recoverable by the Group, usually through a reduction in future contributions and taking into consideration the limit established in IFRIC 14, “IAS 19 The limit on a defined benefit asset, minimum funding requirements, and their interaction.”

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

Actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized directly under “Equity - Retained earnings.”

m)  Conversion of balances in foreign currency

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

Likewise, at the end of each period, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

The Group has established a policy to hedge the portion of its subsidiaries’ revenue that is directly linked to variations in the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

n)   Current / non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations have been classified as long-term liabilities.

o)   Income tax

Income taxes for the period are determined as the sum of current taxes from the Group’s different subsidiaries and result from applying the tax rate to the taxable base for the period, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized or settled.

Current taxes and changes in deferred tax assets and liabilities not arising from business combinations are recorded in income or in equity in the statement of financial position, based on where the gains or losses originating them were recorded.

Deferred tax assets and tax credits are recognized only when it is likely that future tax gains will be sufficient to recover deductions for temporary differences and make use of tax credits.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and jointly-controlled companies in which the Group can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Any deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses,” except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, in order to ensure they remain current and otherwise make any necessary corrections based on the results of this analysis.

p)   Revenue and expense recognition

Revenues and expenses are recognized on an accrual basis.

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

The Group excludes from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services of a similar nature, the exchange is not regarded as a revenue-generating transaction.

The Group records the net amount of non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Interest income (expense) is recognized at the effective interest rate applicable to the outstanding principal over the repayment period.

These criteria for recognizing revenues and expenses are applied throughout the Enersis Group’s lines of business.

q)   Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of Enersis (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent Company held by the Group, if any.

During the 2012, 2011, and 2010 fiscal years, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r)    Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on a yearly basis, prorated by the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Enersis’ highly fragmented share capital, as of the end of each period the amount of the dividend obligation to its shareholders is determined, net of interim dividends approved during the year, and then accounted for in “Trade and other current payables” or “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from Equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)    Systems of share-based remunerations

When Group employees take part in remuneration plans tied to the price of Enel stock, and the cost of the plan is borne by this company, the Group records the fair value of the Enel liability as an expense for employee benefits. At the same time, an increase is recorded to equity under Other Reserves for the same amount, representing Enel’s contribution (see Note 8.3).

t)    Cash flow statements

As of the issuance of these financial statements, Enersis voluntarily modified the presentation of its cash flows from operating activities, changing from the indirect to the direct method. This change has been applied retroactively to the presentation of the consolidated cash flow statement for the 2011 and 2010 fiscal years.

The cash flow statement reflects the changes in cash that took place during the period, using the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

-	Investment activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.    SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

There are different regulations in the Latin American countries in which the Group operates. The main characteristics of each business are discussed below.

4.1 Generation:

Chile

In Chile, the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining —whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law)— as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and, finally, the recently created Ministry of Energy, which will be responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy. The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical view point, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km.

The electricity industry is organized into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. Given their characteristics, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to CDEC-organized energy transfers occurring among power generating companies.

Therefore, a company’s decision to generate electricity is subject to the CDEC’s operation plan. On the other hand, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generating company may have the following types of customers:

(i) Regulated customers: Those residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2000 kW may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors will be replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(ii) Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 2,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 2,000 kW, as indicated in the preceding paragraph, have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum stay of at least four years under each pricing system.

(iii) Spot market: This represents energy and capacity transactions among generating companies that result from the CDEC’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CDEC. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CDEC to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Beginning in 2010 with the enactment of Law 20,018, distribution companies must have enough supply permanently available to cover their entire demand projected for a period of three years; to do so, they must carry out long-term public bidding processes.

Regarding renewable energy, in April of 2008 Law 20,257 was enacted, which encourages the use of Non-Conventional Renewable Energies (NCRE). The principal aspect of this law is that at least 5% of generators’ energy sold to its customers should come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached.

On December 31, 2012, the Regulations containing the provisions governing complementary services were published in the Diario Oficial (the Official Gazette). These services are understood to be the technical resources in generation, transmission and distribution, and customer facilities that are not subject to price regulations and that each electrical system must have for the coordination of its operations as stipulated in Article 137 of the General Law on Electrical Services.

The rest of Latin America

In the other Latin American countries where the Group operates, different regulations are enforced. In general, regulations in Brazil, Argentina, Peru, and Colombia allow participation of private capital in the electricity sector, uphold free competition in electricity generation, and define criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in this activity. Unlike Chile, state-owned companies participate in the electricity sector together with private companies in electricity generation, transmission, and distribution activities. Argentina began to show signs of intervening in the electricity market in 2002. This intervention became more marked in 2012, when the government informed companies in the electric industry of the general guidelines for restructuring the market, which will put an end to the marginalist system established in the 1990’s. The most significant changes should occur in the power generation sector.

In principle, all of these countries allow companies to participate in different activities (generation, distribution, and commercial), as long as these activities are properly separated both from an accounting and corporate point of view. Nevertheless, the transmission sector is where the strictest restrictions are usually imposed, mainly due to its nature and the need to assure adequate access to all players.

In regards to the main characteristics of the electricity generation business, it can be said that in general, these are open markets in which private players are free to make their own investment decisions. The exceptions are: Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the electricity system’s expansion by establishing capacity quotas by technology (separate bids for thermal, hydraulic, or renewable energies) or participates directly by organizing public bids for specific projects; and Argentina where, despite the government’s promotion of initiatives to encourage electricity investments, such as “Energía Plus,” installed capacity has not increased as much as expected. This has led the government to develop a new monopolistic or oligopolistic direct regulation model it calls “Costo Plus” (Cost Plus) and has the following “declared principles”: i) An income will be applied to each company based on the sum of its net equity and financial debt, subtracting redundant assets; ii) “Reasonable profits” will be recognized; and iii) Efficient operating costs will be recognized.

In addition, operations in these countries are centrally coordinated, with an independent operator coordinating load dispatch. Except for Colombia, where dispatch is based on prices offered by the players, in the other countries load dispatched is centralized, based on variable production costs in order to ensure the fulfillment of the demand at a minimum cost for the system. From that dispatch, the marginal cost, which defines the price for spot transactions, is determined.

Nevertheless, in Argentina and Peru there is currently some level of intervention in setting prices in these marginal generation markets. This has occurred in Argentina since the 2002 crisis and also in Peru as a result of a recent Emergency Law enacted in 2008 and expected to be in force until 2015, which defines an idealized marginal cost, considering that the present restrictions do not exist for the gas and electricity transportation system.

In Colombia, Brazil, Peru, and Argentina, generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define this status vary in each market. The principal differences among the markets involve how energy sales are regulated among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users. In Argentina, however, with the changes that are taking place in the generation sector, it is unclear what the generating companies’ role as sellers will be.

In Brazil, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

In Colombia, distributors are free to decide their supply, being able to define the conditions of public bidding processes where they acquire energy for the regulated market, and they are able to buy energy on the spot market. Prices paid by end users reflect an average of the purchase price. Since 2004, the CREG (the Colombian Energy and Gas Regulation Commission) is working on a proposal to modify the energy contracting system in the Colombian market. Under the proposal, the existing contracting system will be modified into an electronic contract system. This mechanism will replace the current bidding process for energy auctions with standardized commercial conditions, where contractual demand will be treated as a single aggregate demand.

In Peru, as in Chile, distributors are obligated to enter into contracts, and the legislation was amended so that public bids for energy would be based on distributor requirements. Currently, there are only a few contracts between generators and distributors that are in force at “bar price” (the equivalent of the node price in Chile), which is set on the basis of centralized calculations. However, since 2007 contracts are based on public bids. Authorities approve the terms and conditions for the bidding and set the maximum price for each bid.

All of these countries have some regulations in force promoting the use of renewable energy. However, Chile is the only country that has established a mandatory quota for incorporating this type of technology.

4.2  Distribution:

General aspects

In the five countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

Chile

In Chile, the Distribution Value Added (VAD) is established every four years. For this, the local regulator, (i.e. the CNE) classifies companies by typical areas that group together companies with similar distribution costs. A distribution company’s return on investment depends on the company’s performance compared to model company standards defined by the regulator. In April 2009, the regulator published tariff formulas which are effective for the period November 2008 through November 2012. In 2012 the Study process was initiated for calculating the components of the Distribution Value Added for the next tariff period, namely 2012-2016. On September 3, 2012 Chilectra handed the study in to the CNE; its results count for 1/3 of the value of the new tariffs, and the remaining 2/3 corresponds to the contribution made by the study carried out by the CNE.

On September 28, 2012, the CNE assigned the corresponding weighting to the 2 studies and published the preliminary basic tariffs, with which a check was made that the aggregate return on investment for the industry was within the established range of 10% with a dispersion of ± 4%. At December 2012 the tariff Decree was in the process of being officially recorded at the office of the Comptroller General of the Chilean Republic (Contraloría General de la República). Tariffs will have a retroactive effect from November 4, 2012 and will remain in force until November 3, 2016.

The rest of Latin America

Similarly, in Peru, the VAD is calculated every 4 years, also using a model company method based on a typical area. The tariffs for the 2009-2013 period were published in October 2009.

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (ORT) which are conducted periodically in accordance with the provisions in the concession contracts (in Coelce every 4 years and in Ampla every 5 years); (ii) Annual adjustment (IRT); and (iii) Extraordinary Reviews.

At the end of 2011, the ANEEL regulating agency issued the modifications to the tariff calculation methods used for the third round of periodic reviews; one of the major changes is the decrease in the WACC. The most recent annual adjustments made by ANEEL were in March 2012 for Ampla and in April 2012 for Coelce.

The latest ORT revision for Ampla is applicable for the 2009-2013 periods and for Coelce for the 2007-2014 period. Coelce’s ORT for the 2011-2014 period, based on the new tariff methodology for the third round, was applied starting on April 22, 2012 and was calculated retroactively to April 2011. The Resolution requiring the annual readjustment also included the results of the Ordinary Tariff Review.

In Colombia, the Comisión de Regulación de Energía y Gas – the CREG – established in 2008 a new methodology for calculating the rate of return applicable to compensation for distribution, set a new value for that rate, and issued a new methodology for establishing the charges for regional transmission and local distribution systems use. In October 2009, the CREG published the distribution charges for Codensa, which will be in effect until October 2013 or until the Commission approves new charges. In 2011, the CREG carried out a study of the productivity index of the sales industry and issued the final resolutions of the Sales Regulations and loss management plans. In 2012, the CREG established annual low-voltage loss indexes that will be recognized in Codensa’s rates over the next five years.

In Argentina, tariffs were frozen after the country’s debt default in 2001. Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo.” Starting in that year, tariff adjustments (positive impact in the VAD) and inflation readjustments (via the cost monitoring mechanism, MMC) were made. The last adjustment through the application of the MMC was for May-October 2007, and MMC adjustments not transferred to tariffs for subsequent periods remain pending to date. In July 2008 increases were authorized for clients with consumption in excess of 650kWh quarterly, and in October 2008 the government approved an increase for consumption in excess of 1,000kWh per month; this last increase is a pass-through to the generators and was suspended between June and September 2010 but restarted in October 2010. During the first few months of 2010, Edesur submitted the rate charts applying Resolution 467/08 and the complementary information requested by the ENRE. At the end of 2011, the Government announced a reduction in state subsidies, and a seasonal price increase was established for customers in certain businesses and industries, as well as for some residential customer segments in specific geographic areas. At the end of 2012, the ENRE established a fixed charge on invoices differentiating among different categories of customers. This charge will set up a trust to finance infrastructure works and corrective maintenance that will be funded by the credits and debits determined by the regulating agency when it performs the IRT (the Revisión Tarifaria Integral, Comprehensive Tariff Review or annual rate adjustment). At the time of these financial statements, the IRT included in the Concession Contract Renegotiation Agreement remained pending.

-	Market for unregulated customers

In the countries where the Group operates, distributors can supply their customers under a regulated or freely agreed conditions. The supply limitations imposed on the unregulated market are as follows.

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW or > 500 kW (**)
Chile	> 500 kW
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (*)

(*). In April 2009, Peru established that clients between 200 and 2,500 kW could choose between the regulated and unregulated markets. Those over 2,500 kW are required to be unregulated customers.

(**) In Brazil, the > 500 kW limit applies if energy is purchased from renewable sources, for which the government provides incentives through a discount on tolls.

-	Limits on integration and concentration

In general, current legislation defends free competition and defines criteria to avoid certain levels of economic concentration and/or market practices that would lead to a deterioration of the market.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transport sector mainly because of its nature and the need to guarantee adequate access to all agents. In Argentina and Colombia there are specific restrictions if generation or distribution companies want to become majority shareholders in transportation companies.

Additionally, in Colombia, companies that were created after 1994 may only engage in activities that are complementary to generation-sales and distribution-sales. Generation companies cannot hold an interest of over 25% in a distribution company and vice versa. Moreover, companies in Peru need a permit from the local authority if they have an ownership interest of more than 5% in one business activity and wish to take an ownership stake in a company in another business activity.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Chile, while there are regulations on free competition, there are no specific quantitative limits on vertical or horizontal integration. However, the General Law on Electrical Services provides that companies that operate on or have ownership in the Trunk Transmission Systems cannot engage in, either directly or indirectly, activities that are in any way involved in the business of power generation or distribution. In Peru, integrations are subject to authorization if such integration is 5% vertical and 15% horizontal. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities. Finally, in Brazil, with the changes taking place in the power industry under Law 10,848/2004 and Decree 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment.

With regard to consolidations and mergers between agents of the same segment, current regulation requires authorization from the local regulator.

-	Access to the grid

In the countries where the Group operates, the right of access and toll or access price is regulated by the local authority.

In Peru, the toll-setting process that recognizes investments in Secondary and Complementary Transmission Systems for the period July 2006 through April 2013, and which are effective starting November 1, 2009, was concluded back in 2009.

In Chile, during 2010, local authorities developed part of the tariff process for determining the Subtransmission System’s Annual Value for the period 2011 through 2014. The CNE published the final technical report on May 13, 2011. Chilectra presented its discrepancies to the Panel of Experts in June of 2011, and the Panel of Experts issued its ruling on August 8. The CNE incorporated this ruling and drew up a final technical report on 26 October, which the Ministry of Energy will use to publish its subtransmission tariff decree. The decree is expected to be sent to the Governmental Controlling entity for registration and publication early in 2013. The tariffs it contains will be retroactive to January 1, 2011 and will be in effect until December 31, 2014.

5.	CASH AND CASH EQUIVALENTS

a)	The detail of cash and cash equivalents as of December 31, 2012, 2011, and 2010 is as follows:

Cash and Cash Equivalents	Balance at
	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$

Cash balances	16,948,408	1,287,851	279,960
Bank balances	331,157,493	269,065,858	186,975,512
Time deposits	356,138,051	398,152,529	518,742,837
Other fixed-income instruments	153,136,066	551,415,030	255,356,728

Total	857,380,018	1,219,921,268	961,355,037

Short-term time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly comprised of resale agreements maturing in 30 days or less. There are no amounts of cash and cash equivalents balances held by the Group that are not available for its use.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$
Chilean peso	226,886,433	535,594,942	322,190,328
Argentine peso	14,179,164	27,058,157	45,357,753
Colombian peso	320,331,513	268,199,899	150,964,209
Brazilian real	195,713,686	278,155,164	309,896,646
Peruvian sol	58,875,208	38,902,348	39,467,666
U.S. dollar	41,394,014	72,010,758	93,478,435
Total	857,380,018	1,219,921,268	961,355,037

c)	following table shows the amounts received from the disposal of subsidiaries:

Disposal of Subsidiaries	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$
Inflow received for disposals in cash and cash equivalents	-	31,486,668	-
Inflow of cash and cash equivalents in entities disposed of	-	(18,824,434)	-
Assets and liabilities other than cash and cash equivalents in entities disposed of	-	(21,311,336)	-
Total consideration received for disposals (*)	-	(8,649,102)	-

(*) See Note 2.4.1.

6.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2012 and 2011 is as follows:

Other Financial Assets	Balance at
	Current		Non-current
	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial investments – unquoted equity securities or with limited liquidity	-	-	2,851,324	2,805,803
Available-for-sale financial investments – quoted equity securities	-	-	31,468	86,852
Available-for-sale financial investments IFRIC 12 (*) (**)	-	-	375,227,434
Financial assets held to maturity	-	-	27,045,746	20,793,960
Hedging derivatives (*)	51,876	748,078	32,384,466	12,178,355
Financial assets at fair value with change in net income (*)	194,196,327	-	-	-
Non-hedging derivatives (*)	-	47,504	-	-
Other assets	252,595	143,638	1,575,479	1,490,091

Total	194,500,798	939,220	439,115,917	37,355,061

(*) See Note 20.1.a.

(**)On September 11, 2012, the Brazilian government issued Temporary Law 579, which became permanent on January 13, 2013 and directly affects companies holding electric power generation, transmission, and distribution concessions, including Ampla and Coelce. Among its provisions, this legislation establishes that the government, as concession grantor, will use the Valor Nuevo de Reemplazo (VNR, New Replacement Value) to make the corresponding payments to the concessionaires for those assets that have not been amortized at the end of the concession period.

As a result of this new development, the subsidiaries have changed how they value and classify the amounts they expect to recover in compensation when the concession period ends. The previous approach was based on the past cost of the investments, and the rights to compensation were recorded as an account receivable. Now, however, they are valued on the basis of the VNR, and the compensation rights are classified as financial investments available for sale (see Notes 3.g, 6 and 7). Therefore, at the end of this fiscal year, a new estimate was made of the amounts Ampla and Coelce expect to receive at the end of the concession period, and ThCh$112,274,835 was entered as an increase to assets and financial income (see Note 31).

7.	TRADE AND OTHER RECEIVABLES

a)	The detail of trade and other receivables as of December 31, 2012 and 2011 is as follows:

Trade and Other Receivables, Gross	Balance at
	12-31-2012		12-31-2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, gross	1,032,346,845	202,977,693	1,166,221,729	444,327,960
Trade receivables, gross	902,109,285	163,265,685	1,064,989,760	182,387,693
Other receivables, gross	130,237,560	39,712,008	101,231,969	261,940,267

Trade and Other Receivables, Net	Balance at
	12-31-2012		12-31-2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, net	869,204,566	202,977,693	977,602,388	443,328,450
Trade receivables, net	751,946,915	163,265,685	877,696,508	181,388,183
Other receivables, net (1)	117,257,651	39,712,008	99,905,880	261,940,267
(1) Includes mainly accounts receivable from personnel for ThCh$29,607,762 (ThCh$20,411,550 as of December 2011); accounts receivable from losses due to the earthquake and other indemnities to be received for ThCh$74,873,533 (ThCh$24,261,059 as of December 2011); and accounts receivable from Atacama Finance for ThCh$6,717,268 (ThCh$10,859,686 as of December 2011).Accounts receivable from the application of IFRIC 12, “Service Concession Agreements,” which as of December 2011 amounted to ThCh$212,947,609, were classified as available-for-sale financial investments at December 2012 (see Note 6).

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have clients to which it has sales representing 10% or more of its operating income in the periods ended December 31, 2012 and 2011.

Refer to Note 8.1 for detailed information on amounts, terms, and conditions associated with accounts receivable from related companies.

b)	As of December 31, 2012 and 2011, the balance of unimpaired past due trade receivables is as follows:

Trade receivables past due but not impaired	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$
Less than three months	129,206,102	81,387,613
Between three and six months	11,822,289	38,450,793
Between six and twelve months	22,832,886	30,144,689
More than twelve months	123,065,090	114,487,265
Total	286,926,367	264,470,360

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade receivables past due and unimpaired	Current and Non-current ThCh$

Balance at January 1, 2011	194,759,159
Increases (decreases) for the year (*)	18,649,480
Amounts written off	(7,046,353)
Foreign currency translation differences	(16,743,435)
Balance at December 31, 2011	189,618,851
Increases (decreases) for the year (*)	33,173,360
Amounts written off	(28,552,888)
Foreign currency translation differences	(31,097,044)
Balance at December 31, 2012	163,142,279

(*) See Note 28 for Impairment of financial assets.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least six months in Argentina and Brazil, 12 months in Colombia and Peru, and 48 months in Chile. Overall, the risk of bad debt, and therefore the risk of writing off our customers, is limited (see Notes 3.e and 19.5).

d) Additional information:

-	Additional statistical information required under Official Bulletin 715 of February 3, 2012, XBRL Taxonomy: see Appendix 6.

-	Complementary information on Trade Receivables, see Appendix 6.1.

8.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the Company and its subsidiaries and joint ventures have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

Enersis’ controlling shareholder is Endesa S.A., a Spanish corporation which, in turn, is controlled by the Italian corporation Enel S.p.A.

8.1	Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidated related companies are as follows:

a)	Receivables from related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Nature of Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Foreign	E E Piura	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	34,666	208,118	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	43,591	30,857	-	-
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	US$	Reimbursement for expenses	Less than 90 days	26,165	26,165	-	-
Foreign	Endesa España	Spain	Related to Immediate Parent	US$	Other services	Less than 90 days	7,407	4,230	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	22,457	107	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy sales	Less than 90 days	95,399	7	-	-
Foreign	Generalima S.A.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	23,890	311,013	-	-
Foreign	Generalima S.A.	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	-	578	-	-
Foreign	EOSC	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	71,721	-	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	764,937	630,091	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Energy sales	Less than 90 days	3,284,701	2,135,015	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Tolls	Less than 90 days	20,286,684	21,546,570	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other	Less than 90 days	5,788,317	158,079	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other	Less than 90 days	-	16,724	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	CH$	Energy sales	Less than 90 days	771,985	-	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	CH$	Dividends and capital reduction	Less than 90 days	-	8,926,072	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Other services	Less than 90 days	546,833	591,541	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Loans	Less than 90 days	379,802	379,862	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives (*)	Less than 90 days	784,741	-	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	36,340	-	-	-
Foreign	Central Dock Sud	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	17,256	-	-	-
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	42,019	317,563	-	-

		Total					33,028,911	35,282,592	-	-

(*) See Note 20.3.

b)	Payables to related companies

							Balance at
							Current		Non-current
Taxpayer ID No. (RUT)	Company	Country	Nature of Relationship	Currency	Description of Transaction	Term of Transaction	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$

Foreign	E E Piura	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	162,847	995,885	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	Ar$	Dividends	Less than 90 days	105,569	130,841	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	CH$	Dividends	Less than 90 days	69,349,995	69,240,261	-	-
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	CP	Dividends	Less than 90 days	17,925,206	27,306,717	-	-
Foreign	Endesa Latinoamérica S.A. (1)	Spain	Related to Immediate Parent	US$	Loans	More than one year	-	1,207,252	-	-
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	216,029	182,599	-	-
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Energy purchases	Less than 90 days	15,896	60,659	-	-
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	109,529	152,402	-	-
96,806,130-5	Electrogas S.A.	Chile	Associate	CH$	Other services	Less than 90 days	54,607	538,373	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Fuel purchases	Less than 90 days	7,234,142	19,615,744	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Real	Energy transportation	Less than 90 days	20,595,952	21,546,571	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other services	Less than 90 days	-	3,081	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	CH$	Other services	Less than 90 days	752	68,039	-	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Natural gas purchases	Less than 90 days	25,884,955	8,517,317	-	-
Foreign	Carboex S.A.	Spain	Common Immediate Parent	CH$	Coal purchases	Less than 90 days	-	5,586,847	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Fuel purchases	Less than 90 days	4,556,927	-	-	-
Foreign	Endesa Generación	Spain	Common Immediate Parent	CH$	Commodity derivatives (*)	Less than 90 days	32,200	-	-	-
Foreign	Central Termica Manuel Belgrano	Argentina	Associate	Ar$	Mercantile Current Acct	Less than 90 days	-	846	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	CP	Other services	Less than 90 days	34,487	124,977	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	373,944	1,613,683	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Euros	Other services	Less than 90 days	-	13,589	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Real	Other services	Less than 90 days	37,551	44,705	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Sol	Other services	Less than 90 days	48,086	-	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Ar$	Other services	Less than 90 days	7,402	-	-	-
Foreign	Enel Distribuzione	Italy	Ultimate Controlling Party	CH$	Other services	Less than 90 days	-	4,782	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	CH$	Other services	Less than 90 days	80,928	-	-	-
Foreign	Central Dock Sud	Argentina	Common Immediate Parent	CH$	Other services	Less than 90 days	407	-	-	-
Foreign	Enel Green Power Mexico	Mexico	Common Immediate Parent	CH$	Other services	Less than 90 days	-	222,468	-	-

		Total					146,827,411	157,177,638	-	-

(*) See Note 20.3.

(1) The balance payable to Endesa Latinoamérica S.A. relates to a loan granted to Companhia Interconexao Energética S.A. (“CIEN”) to purchase machinery and equipment necessary to complete the construction of its second transmission line. The loan is denominated in US dollars, bears an annual interest rate of LIBOR + 2.73% and matures in May 2012.

c)	Significant transactions and effects on income/expenses:

Transactions with non-consolidatable related companies and their effects on profit or loss are as follows:

					12-31-2012	12-31-2011	12-31-2010
Taxpayer ID No. (RUT)	Company	Country	Nature of Relationship	Description of Transaction	Total ThCh$	Total ThCh$	Total ThCh$

Foreign	E E Piura	Peru	Common Immediate Parent	Other operating income	47,905	57,534	162,670
Foreign	E E Piura	Peru	Common Immediate Parent	Other fixed operating expenses	-	-	(56,482)
Foreign	E E Piura	Peru	Common Immediate Parent	Energy purchases	(5,725,765)	(13,352,506)	(14,267,877)
Foreign	E E Piura	Peru	Common Immediate Parent	Other services rendered	233,512	210,546	191,034
Foreign	E E Piura	Peru	Common Immediate Parent	Energy sales	267,642	97,878	3,512
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	Other operating income	50,410	48,844	39,585
Foreign	Endesa Latinoamérica S.A.	Spain	Immediate Parent	Interest on financial debt	(15,119)	118,904	(178,114)
Foreign	Endesa Latinoamérica S.A.	Spain	Immediate Parent	Other fixed operating expenses	-	(4,490)	-
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other services rendered	-	23,148	70,331
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other fixed operating expenses	-	(1,165)	(7,380)
Foreign	Endesa Servicios	Spain	Common Immediate Parent	Other operating income	-	75,041	127,091
Foreign	Endesa Generación	Spain	Common Immediate Parent	Fuel consumption	(41,522,504)	-	-
Foreign	Endesa Trading	Spain	Common Immediate Parent	Fuel consumption	(705,859)	-	-
Foreign	Eléctrica Cabo Blanco S.A.	Peru	Common Immediate Parent	Other services rendered	-	-	2,705
Foreign	Generalima S.A.	Peru	Common Immediate Parent	Other services rendered	23,890	598,940	395,480
76,418,940-k	GNL Chile S.A.	Chile	Associate	Natural gas consumption	(168,238,842)	(132,888,115)	(143,303,323)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Natural gas transportation	(34,209,731)	(28,679,684)	(14,109,590)
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	220,493	39,006	-
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other financial income	21,995	-	-
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Energy sales	638,187	6,824,604	418,290
76,788,080-4	GNL Quintero S.A.	Chile	Associate	Other services rendered	661,296	-	86,563
96,976,600-0	Gestión Social S.A. (*)	Chile	Related to Director	Other services rendered	49,133	75,693	91,412
78,488,290-k	Tironi y Asociados S.A. (*)	Chile	Related to Director	Other services rendered	2,475	33,703	62,602
Foreign	SACME	Argentina	Associate	Outsourced services	(1,166,157)	(945,433)	(759,389)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy purchases	(1,988,042)	(2,277,414)	(1,919,788)
96,880,800-2	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy sales	99,120	43,114	48,042
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(789,477)	(3,813,927)	(3,554,055)
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	133,735	131,038	8,876
Foreign	Enel	Italy	Ultimate Controlling Party	Other services rendered	-	-	175,358
Foreign	Enel Distribuzione	Italy	Ultimate Controlling Party	Other fixed operating expenses	(97,053)	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Other fixed operating expenses	(649,266)	-	-
Foreign	Enel Energy Europe	Spain	Common Immediate Parent	Other operating income	16,222	1,389,272	-
96,806,130-5	Electrogas S.A.	Chile	Associate	Natural gas tolls	(2,175,039)	(2,914,936)	(2,814,618)
96,806,130-5	Electrogas S.A.	Chile	Associate	Fuel consumption	(697,653)	-	-
Foreign	Carboex S.A.	Spain	Common Immediate Parent	Fuel consumption	(5,042,960)	(39,042,866)	-
Foreign	Central Termica Manuel Belgrano	Argentina	Associate	Other financial income	-	286,516	-
Foreign	Central Termica San Martin	Argentina	Associate	Other financial income	-	211,530	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Energy purchases	(3,474,994)	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Electricity tolls	(6,577)	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Other services rendered	3,474,747	-	-
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Other fixed operating expenses	(801,990)	-	-
Foreign	EOSC	Spain	Common Immediate Parent	Other operating income	77,019	-	-
Foreign	ENEL Green Power Mexico	Mexico	Common Immediate Parent	Other services rendered	-	19,216	-
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	481,177	419,356	-
Foreign	Endesa Distribución Eléctrica	Spain	Common Immediate Parent	Other fixed operating expenses	(6,133)	-	-
Foreign	Enel Ingegneria e Innovazione	Italy	Common Immediate Parent	Other services rendered	30,536	-	-
76,583,350-8	Konecta Chile S.A.	Chile	Associate	Other variable expenses	-	-	(22,179)
76,583,350-7	Konecta Chile S.A.	Chile	Associate	Other services rendered	-	29,788	170,762

				Total	(260,783,667)	(213,186,865)	(178,938,482)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same term and amortization in line with cash flows.

(* ) Companies with a connection to Enersis Director Eugenio Tironi Barrios.

As of December 31, 2012, there is no balance pending payment to Sociedad Gestión Social S.A. At the end of the 2011 fiscal year, there was a balance payable of ThCh$4,119.

8.2  Board of Directors and key management personnel

Enersis is managed by Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors was elected at the Ordinary Shareholders Meeting held on April 26, 2011. The Chairman, Vice Chairman, and Secretary were designated at the Board meeting held on April 27, 2011.

a)         Accounts receivable and payable and other transactions

—	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

—	Other transactions

No other transactions have taken place between the Company and the members of the Board of Directors and key management personnel.

b)         Compensation for Directors

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Enersis S.A.

The remuneration consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to Shareholders of Enersis). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The remuneration breaks down as follows:

-101 UF as a fixed monthly fee, and

-66 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the remuneration for the Chairman of the Board will be twice that of a Director, and the compensation of the Vice Chairman will be 50% higher than that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2012.

If any Director of Enersis S.A. is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enersis S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards.

The Executive Officers of Enersis S.A. and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Enersis S.A. Nevertheless, the executives may receive such compensation or per diem provided it is authorized as payment in advance of the variable portion of their remuneration received from the respective companies by which the executives are employed.

Directors’ Committee:

Each member of the Directors’ Committee will receive a variable remuneration equal to 0.11765 thousandth of the profit for the year (attributable to shareholders of Enersis). Also each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This remuneration is broken down as follows:

-     38.00 UF as a fixed monthly fee, and

-     18.00 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2012.

The following tables show details of the compensation paid to the members of the Board of Directors as of December 31, 2012, 2011, and 2010.

					12-31-2012
Taxpayer ID No. (RUT)	Name	Position	Period in Position ThCh$	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors’ Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2012	120,654	-	-	-
Foreign	Andrea Brentan (1)	Vice Chairman	January - December 2012	-	-	-	-
48,070,966-7	Rafael Miranda Robredo	Director	January - December 2012	60,327	-	-	-
5,719,922-9	Leónidas Vial Echeverría	Director	January - December 2012	60,734	-	18,479	-
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2012	61,141	-	18,886	-
4,132,185-7	Hernán Somerville Senn	Director	January - December 2012	61,141	-	18,886	-
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2012	60,327	-	-	-

	TOTAL			424,324	-	56,251	-

					12-31-2012
Taxpayer ID No. (RUT)	Name	Position	Period in Position ThCh$	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors’ Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2011	80,062	-	-	-
48,070,966-7	Rafael Miranda Robredo	Director	January - December 2011	39,256	-	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	January - December 2011	40,031	-	13,018	-
6,429,250-1	Rafael Fernández Morandé	Director	January - December 2011	40,031	-	13,410	-
4,132,185-7	Hernán Somerville Senn	Director	January - December 2011	40,031	-	13,410	-
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2011	40,031	-	-	-

	TOTAL			279,442	-	39,838	-

					12-31-2012
Taxpayer ID No. (RUT)	Name	Position	Period in Position ThCh$	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors’ Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2010	55,023	-	759	-
48,070,966-7	Rafael Miranda Robredo	Vice Chairman	January - December 2010	27,511	-	-	-
5,719,922-9	Leonidas Vial Echeverría	Director	April – December 2010	19,138	-	6,638	-
6,429,250-1	Rafael Fernández Morandé	Director	April – December 2010	19,138	-	6,638	-
4,132,185-7	Hernán Somerville Senn	Director	January - December 2010	26,743	-	8,665	1,520
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2010	26,750	-	764	-
5,206,994-7	Patricio Claro Grez	Director	January – April 2010	8,373	-	2,284	1,520

	TOTAL			182,676	-	25,748	3,040

(1) Mr. Andrea Brentan waived the fees and allowances due him as company Director.

c)    Guarantees established by the Company in favor of the Directors

No guarantees have been given to the Directors.

8.3	Compensation for key management personnel

a)	Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No. (RUT)	Name	Position
22,298,662-1	Ignacio Antoñanzas Alvear	Chief Executive Officer
23,535,550-7	Massimo Tambosco	Deputy Chief Executive Officer
7,984,912-K	Eduardo Escaffi Johnson (1)	Chief Financial Officer
14,710,692-0	Angel Chocarro García	Accounting Officer
22,357,225-1	Ramiro Alfonsín Balza	Planning and Control Officer
Foreign	Alain Rosolino (2)	Internal Audit Officer
7,006,337-9	Francisco Silva Bafalluy	General Services Officer
11,470,853-4	Juan Pablo Larraín Medina	Communications Officer
23,014,537-7	Carlos Niño Forero	Human Resources and Organization Officer
7,706,387-0	Eduardo Lopez Miller	Procurement Officer
6,973,465-0	Domingo Valdés Prieto	General Counsel

(1) Mr. Eduardo Escaffi Johnson took over as Regional Finance Manager on September 1, 2012, replacing Mr. Alfredo Ergas S., who resigned on August 27, 2012.

(2) On December 12, 2012, Ms. Alba Marina Urrea G. voluntarily resigned from Enersis; Mr. Alain Rosolino was designated as her replacement on the same date.

Compensation received by key management personnel is the following:

	Balance at
	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$

Cash Compensation	2,615,660	2,660,608	1,790,071
Short-term benefits for employees	996,474	846,340	817,101
Other long-term benefits	724,297	151,636	87,888

Total	4,336,431	3,658,584	2,695,060

Incentive plans for key management personnel

Enersis has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

8.4 Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the price of Enersis stock.

However, until the 2011 fiscal year, certain key Enersis personnel benefited from one of the Enel remuneration plans that is based on the price of its stock. The cost of this plan is borne by Enel and does not give rise to any payment obligations for Enersis. The main features of this plan are the following:

Restricted share units plan from 2008:

This plan is aimed at Enel Group executives, and its beneficiaries are divided into brackets. The basic number of units granted to each beneficiary was determined on the basis of the average gross annual compensation of the bracket, as well as the price of Enel shares at the start of the period covered by the plan (January 2, 2008). The right to exercise the units is subordinate to the condition that the executives concerned remain employed within the Group, with a few exceptions.

The plan establishes a suspensory operational objective (a “hurdle target”) as follows:

i)          For the first 50% of the basic number of units granted, Group EBITDA for 2008-2009, calculated on the basis of the amounts specified in the budgets for those years.

ii)         For the remaining 50% of the basic number of units granted, Group EBITDA for 2008-2010, calculated on the basis of the amounts specified in the budgets for those years.

If the hurdle target, as described above, is achieved, the actual number of units that can be exercised by each beneficiary is determined on the basis of a performance objective represented by:

i)          For the first 50% of the basic number of units granted, a comparison on a total shareholders’ return basis – for the period from January 1, 2008 to December 31, 2009 – between the performance of ordinary Enel shares on the Italian stock exchange and that of a specific reference index.

ii)         For the remaining 50% of the basic number of units granted, a comparison on a total shareholders’ return basis – for the period from January 1, 2008 to December 31, 2010 – between the performance of ordinary Enel shares on the Italian stock exchange and that of a specific reference index.

The number of units that can be exercised may vary up or down with respect to the basic unit granted by a percentage amount of between 0% and 120% as determined on the basis of a specific performance scale.

If the hurdle target is not achieved in the first two-year period, the first tranche of 50% of the units granted may be recovered if the same hurdle target is achieved over the longer three-year period indicated above. It is also possible to extend the validity of the performance level registered in the 2008-2010 period to the 2008-2009 period.

Depending on the degree to which both objectives are met, of the total number of units granted, 50% may be exercised from the second year subsequent to the year in which they were granted, and the remaining 50% as from the third year subsequent to the year in which they were granted. The deadline for exercising all the units is the sixth year subsequent to the year in which they were granted.

The following table summarizes the plan’s evolution.

Number of restricted share units
Restricted units granted December 31, 2008	2,700
Restricted units expired in 2009	-
Restricted units pending at December 31, 2009	2,700
Restricted units expired in 2010	-
Restricted units exercised in 2010	-
Restricted units pending at December 31, 2010	2,700
Restricted units pending at January 1, 2011 (with a revaluation of 120%)	3,240
Restricted units exercised in the first half of 2011 (*)	3,240
Restricted units pending at December 31, 2011	-

(*) The fiscal year value of the restricted share units was €13,683 (2011).

Using the accounting criterion described in Note 3.s, Enersis simultaneously recognized a personnel expense and an equity increase for €1,614 (2011). This amount corresponds to the accrued value during the period in which key personnel involved in this plan provided services to Enersis.

9.	INVENTORIES

The detail of inventories as of December 31, 2012 and 2011 is as follows:

Classes of Inventories	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Goods	5,010,620	2,575,623
Supplies for production	42,462,327	35,893,349
Other inventories (*)	36,006,546	39,456,572

Total	83,479,493	77,925,544

Detail of other inventories
(*) Other inventories	36,006,546	39,456,572
Supplies for projects and spare parts	26,705,519	26,562,119
Electric supplies	9,301,027	12,894,453

There are no inventories pledged as security for liabilities.

For the Period ended December 31, 2012, the figure for raw materials and supplies recognized as an expense was ThCh$782,263,736 (ThCh$742,639,363 and ThCh$672,038,103 at December 31, 2011 and 2010, respectively). See Note 26.

As of December 31, 2012, 2011, and 2010, no inventories have been written down.

10.	TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2012 and 2011 is as follows:

Tax Receivables	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Monthly provisional tax payments	62,785,901	84,429,230
VAT tax credit	74,704,027	39,192,265
Tax credit for absorbed profits	60,335,643	8,067,408
Tax credit for training expenses	235,498	7,040
Other	12,943,811	10,131,741

Total	211,004,880	141,827,684

The detail of current tax payables as of December 31, 2012 and 2011 is as follows:

Tax Payables	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Income tax	81,236,746	110,516,971
VAT tax charge	22,271,681	45,054,989
Other	69,628,283	80,281,282

Total	173,136,710	235,853,242

11.	NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

During the fourth quarter of 2009, the Board of Directors of Enersis authorized the sale of the subsidiaries Compañía Americana de Multiservicios (CAM) and Synapsis Soluciones y Servicios IT Ltda. (Synapsis), as they were considered “non-core” businesses. The sale process included at first an internal verification of the market and the hiring of financial advisors to provide assistance in the sale process. Once offers were received, they were submitted to the Board so that it could make the final decision about the sale and its specific conditions.

The potential sale of CAM was considered to be highly probable as of the end of 2009. As for Synapsis, such consideration was taken into account as of September 2010. After those dates, the Company applied IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (IFRS 5) to account for these transactions.

CAM and Synapsis provide services in the five countries where Enersis operates in Latin America, i.e. Chile, Argentina, Brazil, Colombia, and Peru. CAM is present with its products and services throughout the electric cycle, including provision, materials logistics, construction and startup of electric projects, certification of equipment, and measurement of final consumption. Furthermore, Synapsis is a company that provides information technology services. It specializes in defining strategies companies can use and helping them select software that satisfies their business needs. Synapsis also designs the infrastructure of the services that will be provided and the methodology to be used, as well as other services.

On December 20, 2010, the Board of Directors of Enersis accepted the offers received to purchase its entire interests in CAM and Synapsis. The CAM offer was presented by Graña y Montero S.A.A., a Peruvian company that offered US$20 million, an amount which, after a price adjustment and contractual compensations, was reduced to US$14.2 million. As for Synapsis, Riverwood Capital L.P., a company domiciled in the United States of America, presented a US$52 million offer to purchase Synapsis, which will be paid upon the closing of the sales transaction. The sale of CAM was closed on February 24, 2011, and the Synapsis sale was finalized on March 1, 2011 (see Note 2.4.1).

As described in Note 3 j), non-current assets and disposal groups held for sale have been recorded at the lower of book value or fair value less selling costs. The impact of this treatment was to record an additional impairment on CAM’s net assets as of December 31, 2010 in the amount of ThCh$14,881,960, which accumulates to a total impairment of ThCh$36,797,809 related to CAM as of December 31, 2010 (ThCh$21,915,849 as of December 31, 2009), which was calculated based on the sales price received.

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND JOINT VENTURES

12.1	Investments accounted for using the equity method

a.     The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the 2012 and 2011 fiscal years:

Taxpayer ID No. (RUT)	Changes in Investments in Associates	Country	Functional Currency	Ownership Interest	Balance at 01/01/2012 ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12-31-2012 ThCh$	Negative Equity Provision (2)	Balance at 12-31-2012

96,806,130-5	Electrogas S.A. (1)	Chile	U.S. dollar	42.50%	9,733,400	4,283,023	(4,186,063)	(761,847)	(38,072)	9,030,441	-	9,030,441
76,788,080-4	GNL Quintero S.A.	Chile	U.S. dollar	20.00%	-	5,198,419	(2,738,825)	644,605	782,465	3,886,664	(3,886,664)	-
76,418,940-K	GNL Chile S.A.	Chile	U.S. dollar	33.33%	-	388,865	-	(5,373)	(6,657)	376,835	-	376,835
Foreign	Endesa Cemsa S.A.	Argentina	Argentine peso	45.00%	3,428,480	(24,718)	-	(660,005)	(32)	2,743,725	-	2,743,725
Foreign	Sacme S.A.	Argentina	Argentine peso	50.00%	31,382	313	-	(6,012)	-	25,683	-	25,683
				TOTAL	13,193,262	9,845,902	(6,924,888)	(788,632)	737,704	16,063,348	(3,886,664)	12,176,684

Taxpayer ID No, (RUT)	Changes in Investments in Associates	Country	Functional Currency	Ownership Interest	Balance at 01/01/2011 ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12-31-2011 ThCh$	Negative Equity Provision	Balance at 12-31-2011

96,806,130-5	Electrogas S.A. (1)	Chile	U.S. dollar	42.50%	3,827	4,159,992	(4,142,727)	918,611	8,793,697	9,733,400	-	9,733,400
96,889,570-2	Inversiones Electrogas S.A.	Chile	Chilean peso	42.50%	8,089,685	-	-	-	(8,089,685)	-	-	-
76,788,080-4	GNL Quintero S.A.	Chile	U.S. dollar	20.00%	2,883,633	4,055,771	-	66,992	(15,880,240)	(8,873,844)	8,873,844	-
Foreign	Endesa Cemsa S.A.	Argentina	Argentine peso	45.00%	3,094,078	249,673	-	84,729	-	3,428,480	-	3,428,480
Foreign	Sacme S.A.	Argentina	Argentine peso	50.00%	30,151	468	-	763	-	31,382	-	31,382
76,583,350-7	Konecta Chile S.A.	Chile	Chilean peso	26.20%	278	-	-	-	(278)	-	-	-
				TOTAL	14,101,652	8,465,904	(4,142,727)	1,071,095	(15,176,506)	4,319,418	8,873,844	13,193,262

(1)	On November 16, 2011, the company Electrogas S.A. merged with the company Inversiones Electrogas S.A.

(2)	Represents partial reversal of negative equity provision recognized in 2011.

b.	As of December 31, 2012 and 2011 no changes in ownership interest in our investment associates have occurred.

c.	Additional financial information about investments in associates

- Investments with significant influence

The following tables show financial information as of December 31, 2012 and 2011 from the Financial Statements of the main investments in associates where the Group has significant influence:

	December 31, 2012
Investments with significant influence	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	46,897,389	873,409	41,673,631	-	3,255,026	(3,309,953)	(54,927)
GNL Quintero S.A.	20.00%	72,284,363	541,694,388	27,968,039	610,947,052	101,634,665	(75,642,607)	25,992,058
Electrogas S.A.	42.50%	2,488,996	38,787,769	7,935,168	12,093,501	18,509,416	(8,431,715)	10,077,701

	December 31, 2011
Investments with significant influence	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	49,705,466	820,787	42,907,410	-	3,423,785	(2,868,957)	554,828
GNL Quintero S.A.	20.00%	112,362,755	600,607,534	76,192,955	681,146,225	95,676,650	(75,397,751)	20,278,899
Electrogas S.A.	42.50%	2,688,608	44,772,738	9,510,888	15,048,487	17,218,630	(7,430,408)	9,788,222

Appendix 3 to these consolidated financial statements provides information on the main activities of our associate companies and the ownership interest the Group holds in them.

None of our associates have published price quotations.

12.2	Joint ventures

The following tables set out summarized information from the financial statements of the main joint ventures that are reported using proportional consolidation as of December 31, 2012 and 2011:

	December 31, 2012
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Hidroaysen S.A.	51.00%	10,081,574	127,061,491	5,728,373	248,465	-	(1,140,074)	(1,140,074)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,273,653	9,921,635	503,949	1,269,420	2,265,866	(1,576,437)	689,429
Gas Atacama S.A.	50.00%	109,901,311	280,273,935	48,808,533	42,927,589	119,376,455	(82,726,987)	36,649,468
Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	23,345,306	108,830,580	32,149,721	69,636,889	78,544,480	(72,429,762)	6,114,718

	December 31, 2011
	Ownership interest %	Current assets ThCh$	Non-current assets ThCh$	Current liabilities ThCh$	Non-current liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Hidroaysen S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	-	(4,664,851)	(4,664,851)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
Gas Atacama S.A.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676
Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	19,310,231	95,221,154	21,878,731	35,202,359	67,811,590	(61,233,568)	6,578,022

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2012 and 2011 are detailed as follows:

Intangible Assets, Net	12-31-2012	12-31-2011
	ThCh$	ThCh$

Intangible assets, net	1,203,135,574	1,467,398,214
Easements and water rights	44,658,323	33,716,526
Concessions, net (1) (*)	1,093,803,169	1,369,031,940
Development costs	10,310,522	10,282,488
Patents, registered trademarks, and other rights	2,546,806	2,363,933
Computer software	48,891,809	48,745,282
Other identifiable intangible assets	2,924,945	3,258,045

Intangible Assets, Gross	12-31-2012	12-31-2011
	ThCh$	ThCh$

Intangible assets, gross	2,225,830,913	2,361,625,560
Easements and water rights	52,702,900	40,322,337
Concessions	1,970,550,917	2,145,097,304
Development costs	19,823,753	17,698,378
Patents, registered trademarks, and other rights	10,734,905	9,237,477
Computer software	159,737,005	139,315,361
Other identifiable intangible assets	12,281,433	9,954,703

Intangible Assets	12-31-2012	12-31-2011
	ThCh$	ThCh$

Accumulated Amortization and Impairment, Total	(1,022,695,339)	(894,227,346)
Easements and water rights	(8,044,577)	(6,605,811)
Concessions	(876,747,748)	(776,065,364)
Development costs	(9,513,231)	(7,415,890)
Patents, registered trademarks, and other rights	(8,188,099)	(6,873,544)
Computer software	(110,845,196)	(90,570,079)
Other identifiable intangible assets	(9,356,488)	(6,696,658)

(1) The detail of concessions is the following:

Concession Holder	Country	Term of Concession	Period to Expiration	12-31-2012 ThCh$	12-31-2011 ThCh$

Concesionaria Túnel el Melon S.A. (Highway infrastructure)	Chile	23 years	5 years	10,049,562	12,152,979
Ampla Energía e Servicios S.A. (Distribution)	Brazil	30 years	15 years	625,413,669	733,283,981
Compañía Energetica do Ceara S.A. (Distribution)	Brazil	30 years	16 years	458,339,938	623,594,980

			TOTAL	1,093,803,169	1,369,031,940

(*) See Note 3.d.1

During the 2012 fiscal year, the Brazilian regulatory agency changed the period in which it pays incentives for investments made in assets in electricity distribution concessions, which has resulted in a ThCh$108,639,110 decrease in the value of intangible assets recorded for the concession. This decrease has been offset by a similar increase in available-for-sale financial investments, as this change gives rise to a higher amount that can be recovered as payment for investments made, which will be recovered at the end of the concession period (see Note 6).

The reconciliation of the carrying amounts of intangible assets during the 2012 and 2011 fiscal years is as follows:

Year	ended December 31, 2012

Changes in Intangible Assets	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at1-1-2012	10,282,488	33,716,526	1,369,031,940	2,363,933	48,745,282	3,258,045	1,467,398,214
Changes in identifiable intangible assets
Additions	4,077,641	1,049,888	149,026,486	666,661	23,273,818	25,162	178,119,656
Disposals	(1,104,668)	(5,016)	(1,303,906)	(1)	(12,842)	(6,835)	(2,433,268)
Amortization (*)	(2,034,121)	(675,305)	(87,051,738)	(1,221,313)	(11,050,749)	(438,016)	(102,471,242)
Foreign currency translation differences	124,168	346,227	(213,403,284)	17,368	(4,005,420)	40,688	(216,880,253)
Other increases (decreases)	(1,034,986)	10,226,003	(122,496,329)	720,158	(8,058,280)	45,901	(120,597,533)
Total changes in identifiable intangible assets	28,034	10,941,797	(275,228,771)	182,873	146,527	(333,100)	(264,262,640)

Closing balance in identifiable intangible assets at 12-31-2012	10,310,522	44,658,323	1,093,803,169	2,546,806	48,891,809	2,924,945	1,203,135,574
(*) See Note 28, Depreciation, amortization, and impairment loss.

Year	ended December 31, 2011

Changes in Intangible Assets	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 1-1-2011	8,741,017	31,698,726	1,360,183,077	2,872,877	44,247,169	4,843,539	1,452,586,405
Changes in identifiable intangible assets
Additions	2,897,310	500,709	173,836,828	718,039	13,095,987	22,860	191,071,733
Disposals	(813,771)	-	(8,618,410)	-	(182,691)	(20,853)	(9,635,725)
Amortization	(1,044,292)	(341,988)	(88,675,941)	(1,379,500)	(10,797,238)	(442,587)	(102,681,546)
Foreign currency translation differences	517,527	276,864	(17,416,448)	98,355	1,325,759	161,688	(15,036,255)
Other increases (decreases)	(15,303)	1,582,215	(50,277,166)	54,162	1,056,296	(1,306,602)	(48,906,398)

Total changes in identifiable intangible assets	1,541,471	2,017,800	8,848,863	(508,944)	4,498,113	(1,585,494)	14,811,809

Closing balance in identifiable intangible assets at 12-31-2011	10,282,488	33,716,526	1,369,031,940	2,363,933	48,745,282	3,258,045	1,467,398,214

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2012 (see Note 3.e).

As of December 31, 2012 and 2011, the Company does not have significant intangible assets with an indefinite useful life.

14.	GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of December 31, 2012 and 2011:

Company	Opening balance 1-1-2011 ThCh$	Impairment loss recorded in Income Statement ThCh$	Foreign Currency Translation ThCh$	Closing balance 12-31-2011 ThCh$	Transfers from mergers ThCh$	Foreign currency translation ThCh$	Closing balance 12-31-2012 ThCh$
Empresa Distribuidora Sur S.A. (*)	8,713,277	(8,931,451)	218,174	-	-	-	-
Ampla Energia e Serviços S.A.	239,730,987	-	(3,207,683)	236,523,304	-	(37,853,331)	198,669,973
Investluz S.A.	121,789,611	-	(1,629,587)	120,160,024	-	(19,230,482)	100,929,542
Empresa Eléctrica de Colina Ltda.	2,240,478	-	-	2,240,478	-	-	2,240,478
Compañía Distribuidora y Comercializadora de Energía S.A.	10,536,443	-	1,053,186	11,589,629	-	153,012	11,742,641
Empresa Eléctrica Pangue S.A. (***)	3,139,337	-	-	3,139,337	(3,139,337)	-	-
Endesa Costanera S.A. (**)	5,315,282	(5,448,372)	133,090	-	-	-	-
Hidroeléctrica el Chocón S.A.	12,509,433	-	313,227	12,822,660	-	(2,476,733)	10,345,927
Compañía Eléctrica San Isidro S.A. (***)	1,516,768	-	-	1,516,768	3,139,337	-	4,656,105
Empresa de Energía de Cundinamarca S.A.	7,348,467	-	734,527	8,082,994	-	106,715	8,189,709
Empresa de Distribución Eléctrica de Lima Norte S.A.A	38,505,616	-	6,005,693	44,511,309	-	(1,184,185)	43,327,124
Cachoeira Dourada S.A.	87,903,465	-	(1,176,179)	86,727,286	-	(13,879,886)	72,847,400
Edegel S.A.A	72,931,068	-	10,848,527	83,779,595	-	(2,228,883)	81,550,712
Emgesa S.A. E.S.P.	4,673,418	-	467,264	5,140,682	-	66,588	5,207,270
Chilectra S.A.	128,374,362	-	-	128,374,362	-	-	128,374,362
Empresa Nacional de Electricidad S.A.	731,782,459	-	-	731,782,459	-	-	731,782,459
Inversiones Distrilima S.A.	11,453	-	1,786	13,239	-	(352)	12,887

Total	1,477,021,924	(14,379,823)	13,762,025	1,476,404,126	-	(76,527,537)	1,399,876,589

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units to which the acquired goodwill has been allocated allow recovery of its carrying value as of December 31, 2012 and 2011 (see Note 3.e).

(*) See Note 15.d) viii

(**) See Note 34.5

(***) Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A. on May 2, 2012; it is the latter company that legally continues to exist.

The origin of the goodwill is detailed below:

1.- Ampla Energia e Serviços S.A.

On November 20, 1996, Enersis S.A. and Chilectra S.A., together with Endesa S.A. and Electricidad de Portugal, acquired a controlling stake in the company Cerj S.A. (now Ampla de Energía) of Rio de Janeiro in Brazil. Enersis S.A. and Chilectra S.A. together bought 42% of the total shares in an international public bidding process held by the Brazilian government.

Enersis S.A. and Chilectra S.A. also bought an additional 18.5% on December 31, 2000, so that they then held a total 60.5% stake, directly and indirectly.

2.- Compañía Energética Do Ceará S.A. (Coelce)

Between 1998 and 1999, Enersis S.A. and Chilectra S.A., together with Endesa S.A., acquired the company Compañía de Distribución Eléctrica del Estado de Ceará (Coelce) in northeast Brazil in an international public bidding process held by the Brazilian government.

3.- Empresa Eléctrica de Colina Ltda.

On September 30, 1996, Chilectra S.A. acquired 100% of the company Empresa Eléctrica de Colina Ltda. from the investment company Saint Thomas S.A., which is neither directly nor indirectly related to Chilectra S.A.

4.- Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa S.A.)

On October 23, 1997, Enersis S.A. and Chilectra S.A., together with Endesa S.A., acquired 48.5% of Colombiana Codensa S.A., a company that distributes electricity in Santa Fé de Bogotá in Colombia. The purchase took place through an international public bidding process held by the Colombian government.

5.- Empresa Eléctrica Pangue S.A.

On July 12, 2002, Endesa Chile acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder Internacional Finance Corporation (IFC).

6.- Hidroeléctrica el Chocón S.A.

On August 31, 1993, Endesa Chile acquired 59% of Hidroeléctrica El Chocón in an international public bidding process held by the Argentine government.

7.- Compañía Eléctrica San Isidro S.A.

On August 11, 2005, Endesa Chile bought the shares of the company Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in the company San Isidro S.A. (minority shareholder purchase).

8.- Empresa de Energía de Cundinamarca S.A.

On March 31, 2009, the company Distribuidora de Energía de Cundinamarca S.A. (DECA), a joint venture by Empresa Eléctrica de Bogotá (51.003%) and our subsidiary Codensa S.A. (48.997%), acquired 82.34% of Empresa de Energía de Cundinamarca in a public bidding process held by the Colombian government.

9.- Empresa de Distribución Eléctrica de Lima Norte S.A.A.

On October 15, 2009 in a transaction on the Lima Stock Exchange, Enersis S.A. purchased an additional 24% interest in Empresa de Distribución Eléctrica de Lima Norte S.A.A. (Edelnor).

10.- Cachoeira Dourada S.A.

On September 5, 1997, our subsidiary Endesa Chile acquired 79% of the company Cachoeira Dourada S.A. in the state of Goias in a public bidding process held by the Brazilian government.

11.- Edegel S.A.A.

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, our subsidiary Endesa Chile acquired an additional 29.3974% interest in Edegel S.A.A.

12.- Emgesa S.A. E.S.P.

On October 23, 1997, our subsidiary Endesa Chile, together with Endesa S.A., bought 48.5% of Emgesa S.A.E.S.P. in Colombia. The purchase was made in an international public bidding process held by the Colombian government.

13.- Chilectra S.A.

In November 2000, Enersis S.A. purchased an additional 25.4% interest in the subsidiary Chilectra S.A. through a purchasing power of attorney in a public bidding process, reaching a 99.99% stake in the company.

14.- Empresa Nacional de Electricidad S.A.

On May 11, 1999, Enersis S.A. acquired an additional 35% in Endesa Chile in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% interest in the generation company.

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2012 and 2011:

Classes of Property, Plant, and Equipment, Net	12-31-2012 ThCh$	12-31-2011 ThCh$

Property, Plant, and Equipment, Net	7,243,620,209	7,242,731,006
Construction in progress	861,933,364	1,072,203,347
Land	107,027,332	103,166,702
Buildings	96,068,676	103,542,090
Plant and equipment	6,079,114,959	5,864,732,615
Fixtures and fittings	74,559,610	71,886,276
Other	24,916,268	27,199,976

Classes of Property, Plant, and Equipment, Gross	12-31-2012 ThCh$	12-31-2011 ThCh$

Property, Plant, and Equipment, Gross	12,764,909,059	12,611,068,947
Construction in progress	861,933,364	1,072,203,347
Land	107,027,332	103,166,702
Buildings	171,955,290	181,206,892
Plant and equipment	11,381,747,327	11,016,684,462
Fixtures and fittings	209,882,929	203,946,217
Other	32,362,817	33,861,327

Classes of Accumulated Depreciation and Impairment, Property, Plant, and Equipment	12-31-2012	12-31-2011
	ThCh$	ThCh$

Classes of Accumulated Depreciation and Impairment, Property, Plant, and Equipment	(5,521,288,850)	(5,368,337,941)
Buildings	(75,886,614)	(77,664,802)
Plant and equipment	(5,302,632,368)	(5,151,951,847)
Fixtures and Fittings	(135,323,319)	(132,059,941)
Other	(7,446,549)	(6,661,351)

The detail of property, plant, and equipment during the 2012 and 2011 fiscal years is as follows:

Changes in 2012		Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Fixtures and Fittings Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening balance at January 1, 2012		1,072,203,347	103,166,702	103,542,090	5,864,732,615	71,886,276	27,199,976	7,242,731,006
Changes	Additions	497,524,341	244,787	365,995	18,040,552	8,078,852	-	524,254,527
	Disposals	(7,978)	(299,846)	(24,511)	(2,348,958)	(249,031)	-	(2,930,324)
	Depreciation expense (*)	-	-	(5,036,485)	(319,018,617)	(15,371,768)	(956,611)	(340,383,481)
	Impairment loss entered in Income Statement (*)	-	-	-	(12,578,098)	-	-	(12,578,098)
	Foreign currency translation differences	(23,742,485)	(554,413)	(5,657,569)	(134,227,522)	(4,723,849)	(415,196)	(169,321,034)
	Other increases (decreases)	(684,043,861)	4,470,102	2,879,156	664,514,987	14,939,130	(911,901)	1,847,613
	Total changes	(210,269,983)	3,860,630	(7,473,414)	214,382,344	2,673,334	(2,283,708)	889,203
Closing balance at December 31, 2012		861,933,364	107,027,332	96,068,676	6,079,114,959	74,559,610	24,916,268	7,243,620,209

(*) See Note 28, Depreciation, amortization, and impairment loss.

Changes in 2011		Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Fixtures and Fittings, Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening balance at January 1, 2011		810,013,619	122,864,336	103,735,435	5,613,164,538	74,513,233	27,649,494	6,751,940,655
Changes	Additions	512,145,923	601,827	560,334	26,297,088	8,744,381	228	548,349,781
	Disposals	(894,857)	(27,495)	(11,695)	(1,478,364)	(276,423)	-	(2,688,834)
	Depreciation expense	(47,084)	-	(4,917,847)	(292,351,527)	(23,896,598)	(1,005,434)	(322,218,490)
	Impairment loss entered in Income Statement	-	-	-	(106,449,843)	-	-	(106,449,843)
	Foreign currency translation differences	19,527,280	4,656,121	4,175,863	318,631,910	14,856,991	196,655	362,044,820
	Other increases (decreases)	(268,541,534)	(24,928,087)	-	306,918,813	(2,055,308)	359,033	11,752,917
	Total changes	262,189,728	(19,697,634)	(193,345)	251,568,077	(2,626,957)	(449,518)	490,790,351
Closing balance at December 31, 2011		1,072,203,347	103,166,702	103,542,090	5,864,732,615	71,886,276	27,199,976	7,242,731,006

Additional information on property, plant and equipment, net

a)	Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

In Colombia, the Central Hidráulica El Quimbo, a hydroelectric dam with 400W of installed capacity and an average annual generation of some 2,216 GWH, is currently under construction.

b)	Finance leases

As of December 31, 2012 and 2011, property, plant and equipment includes ThCh$126,760,139 and ThCh$137,092,811 respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2012			12-31-2011
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	12,154,120	1,929,701	10,224,419	15,954,189	2,145,937	13,808,252
From one to five years	40,346,759	3,945,765	36,400,994	39,105,238	5,827,660	33,277,578
More than five years	13,016,926	2,211,594	10,805,331	27,619,488	2,457,926	25,161,562
Total	65,517,805	8,087,060	57,430,744	82,678,915	10,431,523	72,247,392

Leasing assets primarily relate to:

1.     Endesa Chile S.A.: a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2.     Edegel S.A.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant. The agreements were signed between Edegel S.A.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Peru - Interbank. These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 2.5% as of December 31, 2012.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

c)	Operating leases

The consolidated statements of income at December 31, 2012, 2011, and 2010 include ThCh$18,905,120, ThCh$17,042,089, and ThCh$16,980,825, respectively, corresponding to accrual during these periods of operating lease contracts for material assets in operation.

As of December 31, 2012, 2011, and 2010 the total future lease payments under those contracts are as follows:

	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
Less than one year	18,932,624	7,690,811	5,655,232
From one to five years	34,901,830	21,347,042	19,916,962
More than five years	69,870,162	41,634,563	26,625,179
Total	123,704,616	70,672,416	52,197,373

d)	Other information

i)     As of December 31, 2012 and 2011, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$229,011,250 and ThCh$179,872,981, respectively

ii)     As of December 31, 2012 and 2011, the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$175,143,405 and ThCh$328,844,716, respectively (see Note 34).

iii)     The Company and its foreign subsidiaries have insurance policies for risk, earthquake, machinery breakdown and damages for business interruption with a US$300 million limit in the case of generating companies and a US$30 million limit for distribution companies, including business interruption coverage. The premiums associated with these policies are presented under the line item “Prepayments” within assets.

iv)     GasAtacama, in which Endesa Chile has a 50% ownership interest, consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, GasAtacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased since the last few months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of its contract with distributor Emel. On January 25, 2008, a ruling was issued in arbitration proceedings on this matter to deny early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$110 million was recorded.

v)     The asset situation, primarily that of works and infrastructure, involving facilities built to support power generation in the SIC grid, has changed since 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will be starting up soon. This results in a new configuration of ample supply for the coming years, in which it is expected that these facilities will not need to be used. Therefore, as of December 31, 2009, the company recorded an impairment provision of ThCh$43,999,600 for these assets.

vi)     As a result of the February 27, 2010 earthquake in Chile, some of our plant and equipment were partially or totally impaired. The impact on our total assets, however, is minor as the only facilities that suffered some damage in infrastructure were the Bocamina I and Bocamina II plants, as well as a few other assets from our distribution business.

Due to these impairments, we have written down ThCh$369,643 in assets. Additionally, the Group had to incur expenditures related to repair and capital improvements totaling ThCh$9,733,426, primarily at the Bocamina I plant. All of the disbursements incurred are covered by insurance, which carries a US$2.5 million policy deductible.

It is worth noting that the Group has the necessary insurance coverage for these types of exceptional claims, which provide coverage for material damage as well as business interruption (see Note 25).

vii)     On October 16, 2012, Endesa Chile began the collection process on all of the bank performance bonds guaranteeing compliance with the works and correct, timely execution of these works as specified in the agreement “Bocamina Thermal Plant Expansion Project,” contract ACP-003.06. This is a turnkey project for a 350 MW coal-fired thermal generation plant (“the contract”) signed on July 25, 2007 between Empresa Nacional de Electricidad S.A. (“the owner”) and the consortium consisting of (i) the Chilean company Ingeniería y Construcción Tecnimont Chile y Compañía Limitada; (ii) the Italian company Tecnimont SpA; (iii) the Brazilian company Tecnimont do Brasil Construcao e Administracao de Projetos Ltda; (iv) the Slovakian company Slovenske Energeticke Strojarne a.s. (“SES”); and (v) the Chilean company Ingeniería y Construcción SES Chile Limitada; (all referred to collectively as “the Contractor” or “the Consortium”).

These performance bonds total US$74,795,164.44 and UF 796,594.29 (approximately US$38,200,000). The amount actually collected on the bonds as of December 31, 2012 was US$93,996,585.73, with US$18,940,294.84 still pending collection.

Collection was made on these bank performance bonds to reduce the costs incurred by the company due to breach of contract; they are capitalized in the Project.

Together collecting on the bonds, Endesa Chile has reserved all of the rights conferred upon it under the Contract and applicable national legislation to demand complete, timely compliance with the obligations agreed to by the Contractor.

On October 17, 2012, Endesa Chile filed an arbitration request with the International Chamber of Arbitration of Paris in order to enforce the rights conferred upon it under the Contract.

viii)     Our subsidiary Companhia de Interconexão Energética (“CIEN”) was initially in the business of selling electricity in Argentina and Brazil. However, because of the reduction in the availability of power generation and physical guarantee of energy and its associated power, the Company has focused its business on a different compensation structure that is not based on the purchase and sale of energy between the countries. Given the strategic importance of the Company’s assets in the relations between Brazil and Argentina, the Company and the Brazilian Government have jointly drawn up a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation. This new plan involves integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian Government.

In prior periods, the Argentine and Uruguayan Governments formalized toll payments with the Company to transport energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian Government to approve the new business plan and considers that it will probably be approved. In addition, on June 4, 2010 the Company signed a new transmission contract for a six-month period for a total of US$155 million to cover the energy transmission required by the Argentine Government.

Finally, on April 5, 2011, the Diario Oficial (The Official Gazette) published Portarías Ministeriales (Ministerial Decrees) 210/2011 and 211/2011 that equipped Companhia de Interconexao Energética, S.A. (CIEN) with a regulated interconnection line involving payment of a regulated toll. The Receita Anual Permitida (RAP), or income permitted annually, corresponded to 248 million Brazilian reals, to be adjusted according to the Broad National Consumer Price Index (IPCA) every year in June and with the rate to be reviewed every four years. The Line 1 concession lasts until June 2020 and the Line 2 concession until July 2022, with compensation provisions for non-amortized investments. This successfully concludes the change in CIEN’s business model that we had previously reported. (see Note 3a).

ix)     Our Argentine subsidiary, Empresa Distribuidora Sur S.A., has seen its financial equilibrium seriously affected by the delay in the compliance with certain points of the Acta de Acuerdo agreement signed with the Argentine Government, particularly the twice-yearly rate adjustments recognized through the cost-monitoring mechanism (MMC) and the establishment of an Integral Rate Review (IRT) as provided for in this agreement.

At the close of the 2011 fiscal year, Enersis recorded an impairment loss of ThCh$106,449,843 for the Property, Plant and Equipment of Empresa Distribuidora Sur S.A., as well as an additional loss of ThCh$8,931,451 for the complete impairment of the purchase goodwill that was assigned to its Argentine subsidiary (see Note 14). This provisioncovers the total equity risk that Edesur represents for the Enersis Group.

x)     At the end of the 2012 fiscal year, our subsidiary Compañía Eléctrica Tarapacá S.A. recorded an impairment loss for ThCh$12,578,098 to adjust the book value of its Properties, plants, and equipment to their recoverable value (see Note 3.e).

16.	INVESTMENT PROPERTY

The detail of the composition of, and changes in, investment property during the 2012 and 2011 fiscal years is as follows:

Investment Properties	ThCh$

Opening balance at January 1, 2011	33,019,154
Additions	2,716,250
Disposals	(977,173)
Depreciation expense	(24,029)
Impairment losses reversed, recognized in the consolidated statement of income (*)	3,321,687
Balance at December 31, 2011	38,055,889
Additions	7,936,694
Disposals	(1,646,504)
Depreciation expense	(69,374)
Impairment losses reversed, recognized in the consolidated statement of income (*)	2,646,265
Closing balance investment properties December 31, 2012	46,922,970

(*) See Note 28.

The fair value of the Group’s investment properties as of December 31, 2011, determined on the basis of valuations carried out internally, was ThCh$47,410,152. As of December 31, 2012, the market value of these properties had not changed significantly.

The selling price of investment properties disposed of in the 2012 and 2011 fiscal years was ThCh$9,594,069 and ThCh$5,102,508, respectively.

The amounts recognized in profit or loss during the 2012, 2011, and 2010 fiscal years as direct operating expenses arising from investment properties were not significant.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. The Group’s management considers that the insurance policy coverage is sufficient against the risks involved.

17.	DEFERRED TAX

a.     Deferred taxes recognized by temporary differences at December 31, 2012 and 2011 are as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
Temporary Differences temporal	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred tax relating to depreciations	78,039,178	87,992,490	411,871,841	455,205,366
Deferred tax relating to amortizations	-	-	-	6,082,237
Deferred tax relating to accruals	8,988,436	12,161,705	12,777,749	5,034,474
Deferred tax relating to provisions	44,943,044	86,876,561	-	4,431,328
Deferred tax relating to foreign exchange contracts	2,252,322	31,195,995	-	107,097
Deferred tax relating to post-employment benefit obligations	46,768,738	38,807,414	304,470	5,074,020
Deferred tax relating to revaluations of financial instruments	47,320,153	37,813,186	6,417,993	880,379
Deferred tax relating to tax losses	16,442,922	22,117,495	-	-
Deferred tax relating to other items	82,912,647	62,973,782	87,653,993	31,623,354
Total Deferred Taxes	327,667,440	379,938,628	519,026,046	508,438,255

b.     The following table presents the changes in deferred taxes in the Consolidated Statement of Financial Position for the 2012 and 2011 fiscal years:

Changes in Deferred Taxes	Assets	Liabilities
	ThCh$	ThCh$
Balance at January 1, 2011	452,634,364	555,923,578
Increase (decrease) in profit or loss	(48,785,847)	(26,492,538)
Increase (decrease) in Comprehensive Income	14,647,632	3,942,971
Foreign currency translation	8,826,145	33,797,031
Other increase (decrease)	(47,383,666)	(58,732,787)
Balance at December 31, 2011	379,938,628	508,438,255
Increase (decrease) in profit or loss	29,866,694	78,903,593
Increase (decrease) in Comprehensive Income	(719,440)	3,161,786
Foreign currency translation	(31,819,436)	(21,323,544)
Other increase (decrease)	(49,599,006)	(50,154,044)
Balance at December 31, 2012	327,667,440	519,026,046

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

c.     As of December 31, 2012 and 2011, the Group has not recognized deferred tax assets related to tax losses totaling ThCh$50,426,796 and ThCh$39,313,993, respectively. See Note 3.o.

The Enersis Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries, associates and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$2,283,224,481 as of December 31, 2012 (ThCh$2,204,931,942 as of December 31, 2011).

The Group is potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits can be performed until the applicable statute of limitations expires.

Tax audits by their nature are often complex and can require several years to complete. The following table presents a summary of tax years potentially subject to examination:

Country	Period
Chile	2007-2012
Argentina	2007-2012
Brazil	2007-2012
Colombia	2010-2012
Peru	2008-2012

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, Enersis Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the companies’ future results.

The effects of deferred tax on the components of other comprehensive income are as follows:

	December 31, 2012			December 31, 2011			December 31, 2010
Effects of Deferred Tax on the Components of Other Comprehensive Income	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$	Amount Before Tax ThCh$	Income Tax Expense (Benefit) ThCh$	Amount After Tax ThCh$
Available-for sale financial assets	515	(569)	(54)	(55,959)	9,513	(46,446)	(179)	31	(148)
Cash flow hedge	66,841,875	(25,726,629)	41,115,246	(88,032,492)	14,110,400	(73,922,092)	30,911,303	(5,301,050)	25,610,253
Foreign currency translation	(363,936,877)	-	(363,936,877)	211,929,739	-	211,929,739	(138,554,045)	-	(138,554,045)
Actuarial income on defined-benefit pension plans	(15,001,248)	4,662,040	(10,339,208)	(62,246,623)	23,078,884	(39,167,739)	(48,495,375)	16,515,279	(31,980,096)
Income tax related to components of other income and expenses debited or credited to Equity	(312,095,735)	(21,065,158)	(333,160,893)	61,594,665	37,198,797	98,793,462	(156,138,296)	11,214,260	(144,924,036)

18.	OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2012 and 2011 is as follows:

Other Financial Liabilities	December 31, 2012		December 31, 2011
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	662,888,607	2,687,724,262	661,974,731	3,049,197,963
Hedging derivatives (*)	4,850,754	233,368,171	6,200,643	212,913,735
Non-hedging derivatives (**)	-	-	807,105	-
Obligation for Túnel El Melón concession	2,442,847	7,027,436	2,207,755	9,243,595
Other financial liabilities	-	-	892,104	-

Total	670,182,208	2,928,119,869	672,082,338	3,271,355,293

(*) See Note 20.2.a.

(**) See Note 20.2.b.

18.1	Interest- bearing borrowings

The detail of current and non-current interest-bearing borrowings as of December 31, 2012 and 2011 is as follows:

	December 31, 2012		December 31, 2011
	Current	Non-current	Current	Non-current
Classes of Loans that Accrue Interest	ThCh$	ThCh$	ThCh$	ThCh$

Bank loans	111,937,937	292,400,621	278,455,859	316,103,001
Unsecured obligations	394,389,956	2,204,708,298	242,785,757	2,439,913,903
Secured obligations	4,880,687	4,689,387	10,660,476	9,635,108
Finance leases	10,224,419	47,206,325	13,808,252	58,439,140
Other loans	141,455,608	138,719,631	116,264,387	225,106,811

Total	662,888,607	2,687,724,262	661,974,731	3,049,197,963

Bank loans by currency and contractual maturity as of December 31, 2012 and 2011 are as follows:

-Summary of Bank Loans by currency and contractual maturity

Country	Currency	Country	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12-31-2012	Maturity			Total Non- current at 12-31-2012
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	1.76%	Unsecured	354,739	1,191,983	1,546,722	97,967,390	-	-	97,967,390
Chile	Ch$	4.90%	Unsecured	432	-	432	-	-	-	-
Peru	US$	3.49%	Unsecured	1,806,758	444,835	2,251,593	10,632,998	25,699,999	12,010,552	48,343,549
Peru	Sol	5.50%	Unsecured	187,239	-	187,239	-	1,875,756	20,633,302	22,509,058
Argentina	US$	8.91%	Unsecured	7,214,852	4,421,192	11,636,044	7,368,666	-	-	7,368,666
Argentina	Ar$	20.96%	Unsecured	29,367,103	25,564,977	54,932,080	10,429,806	-	-	10,429,806
Colombia	CP	8.12%	Unsecured	6,817,245	-	6,817,245	-	82,656,349	-	82,656,349
Brazil	US$	7.79%	Unsecured	-	6,199,249	6,199,249	13,651,212	7,623,414	1,851,177	23,125,803
Brazil	Real	7.47%	Unsecured	5,001,762	23,365,571	28,367,333	-	-	-	-

			Total	50,750,130	61,187,807	111,937,937	140,050,072	117,855,518	34,495,031	292,400,621

Country	Currency	Country	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12-31-2011	Maturity			Total Non- Current at 12-31-2011
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	1.97%	Unsecured	84,500	1,607,710	1,692,210	107,025,578	849,449	-	107,875,027
Peru	US$	3.63%	Unsecured	2,354,628	8,838,878	11,193,506	4,296,544	19,212,039	26,158,087	49,666,670
Peru	Sol	5.20%	Unsecured	310,428	1,541,618	1,852,046	-	-	30,832,352	30,832,352
Argentina	US$	5.28%	Unsecured	494,597	6,393,975	6,888,572	17,983,101	1,598,484	-	19,581,585
Argentina	Ar$	21.17%	Unsecured	37,631,229	17,687,954	55,319,183	40,368,276	2,414,084	-	42,782,360
Colombia	CP	6.48%	Unsecured	262,107	86,794,795	87,056,902	-	-	-	-
Brazil	US$	6.05%	Unsecured	-	5,825,541	5,825,541	13,909,371	11,722,036	6,352,599	31,984,006
Brazil	Real	12.89%	Unsecured	9,173,097	99,454,802	108,627,899	33,381,001	-	-	33,381,001

			Total	50,310,586	228,145,273	278,455,859	216,963,871	35,796,092	63,343,038	316,103,001

The fair value of current and non-current bank borrowings totaled ThCh$405,226,404 at December 31, 2012 and ThCh$582,919,972 at December 31, 2011.

- Identification of Bank Borrowings by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amorti- zation	12-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Foreign	Banco Alfa	Brazil	Real	10.23%	10.27%	Semi-annually	-	-	-	-	-	-	-	2,211,773	12,517,876	14,729,649	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Banco do Brasil	Brazil	Real	9.47%	9.29%	At maturity	142,971	23,365,571	23,508,542	-	-	-	-	275,812	-	275,812	27,817,501	-	-	27,817,501
Foreign	Ampla	Brazil	Foreign	Banco HSBC	Brazil	Real	9.93%	9.77%	At maturity	-	-	-	-	-	-	-	176,118	20,863,126	21,039,244	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Banco Itaú	Brazil	Real	10.12%	10.20%	Semi-annually	-	-	-	-	-	-	-	1,694	1,856,820	1,858,514	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Brasdesco	Brazil	Real	9.75%	5.65%	Semi-annually	4,858,791	-	4,858,791	-	-	-	-	6,481,458	7,048,955	13,530,413	5,563,500	-	-	5,563,500
Foreign	Ampla	Brazil	Foreign	Unibanco	Brazil	Real	10.27%	10.29%	Semi-annually	-	-	-	-	-	-	-	26,242	1,479,891	1,506,133	-	-	-	-
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazil	Foreign	IFC - A	Brazil	US$	7.98%	8.04%	Semi-annually	-	2,385,144	2,385,144	5,314,352	6,132,262	-	11,446,614	-	2,426,516	2,426,516	5,406,532	6,238,628	3,470,634	15,115,794
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazil	Foreign	IFC - B	Brazil	US$	3.03%	3.02%	Semi-annually	-	3,755,999	3,755,999	8,336,860	-	-	8,336,860	-	3,399,025	3,399,025	8,502,839	4,712,630	-	13,215,469
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazil	Foreign	IFC - C	Brazil	US$	12.09%	12.31%	Semi-annually	-	58,106	58,106	-	1,491,152	1,851,177	3,342,329	-	-	-	-	770,778	2,881,965	3,652,743
96,800,570-7	Chilectra S.A.	Chile		Bank credit lines	Chile	Ch$	6.60%	6.60%	Other	46	-	46	-	-	-	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	3.85%	3.80%	At maturity	-	-	-	-	-	-	-	3,068	1,541,618	1,544,686	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Scotiabank	Peru	US$	4.07%	4.01%	Quarterly	62,786	444,835	507,621	1,186,227	1,186,227	12,010,552	14,383,006	71,315	-	71,315	1,127,370	1,288,422	13,689,484	16,105,276
Foreign	Chinango S.A.C.	Peru	Foreign	Bank Of Nova Scotia	Peru	US$	3.10%	3.06%	Quarterly	18,702	-	18,702	2,391,588	2,391,588	-	4,783,176	-	-	-	-	-	-	-
Foreign	Companhia de Interconexao Energética S.A.	Brazil	Foreign	Santander	Brazil	Real	11.61%	11.80%	Semi-annually	-	-	-	-	-	-	-	-	55,688,134	55,688,134	-	-	-	-
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Colombia	Foreign	Banco Agrario	Colombia	CP	6.27%	6.11%	At maturity	-	-	-	-	-	-	-	262,107	-	262,107	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	3.54%	3.49%	Quarterly	-	-	-	7,055,183	22,122,184	-	29,177,367	-	-	-	1,298,813	17,923,617	12,468,603	31,691,033
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	3.45%	3.41%	Quarterly	1,725,270	-	1,725,270	-	-	-	-	-	1,870,716	1,870,716	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	2.99%	2.96%	At maturity	-	-	-	-	-	-	-	392,849	1,357,201	1,750,050	-	-	-	-
Foreign	Edegel S.A.A	Peru	Foreign	Banco de Crédito	Peru	US$	1.65%	1.65%	At maturity	-	-	-	-	-	-	-	1,890,464	5,610,961	7,501,425	1,870,361	-	-	1,870,361
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AV VILLAS	Colombia	CP	9.41%	9.20%	At maturity	162,350	-	162,350	-	7,846,933	-	7,846,933	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Davivienda	Colombia	CP	8.15%	7.91%	Annual	-	-	-	-	-	-	-	-	8,977,569	8,977,569	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Banco Santander	Colombia	CP	8.15%	7.91%	Annual	-	-	-	-	-	-	-	-	26,730,428	26,730,428	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CP	9.41%	9.20%	At maturity	383,776	-	383,776	-	18,549,169	-	18,549,169	-	21,177,566	21,177,566	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bancolombia	Colombia	CP	9.41%	9.20%	At maturity	126,712	-	126,712	-	6,124,429	-	6,124,429	-	6,430,876	6,430,876	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BBVA Colombia	Colombia	CP	9.41%	9.20%	At maturity	1,037,293	-	1,037,293	-	50,135,818	-	50,135,818	-	23,478,356	23,478,356	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Sol	5.43%	5.32%	Quarterly	-	-	-	-	-	-	-	132,120	-	132,120	-	-	7,708,094	7,708,094
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	20,323	-	20,323	-	-	2,813,632	2,813,632	18,741	-	18,741	-	-	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	20,323	-	20,323	-	-	2,813,632	2,813,632	18,741	-	18,741	-	-	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	10,049	-	10,049	-	-	2,438,481	2,438,481	8,847	-	8,847	-	-	2,505,128	2,505,128
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	8,129	-	8,129	-	-	1,125,453	1,125,453	7,497	-	7,497	-	-	1,156,213	1,156,213
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	33,872	-	33,872	-	-	4,689,387	4,689,387	31,235	-	31,235	-	-	4,817,554	4,817,554
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	20,323	-	20,323	-	-	2,813,632	2,813,632	18,741	-	18,741	-	-	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Sol	5.43%	5.32%	Quarterly	48,316	-	48,316	-	-	3,939,085	3,939,085	44,826	-	44,826	-	-	4,046,745	4,046,745
Foreign	Edelnor	Peru	Foreign	Banco de Interbank	Peru	Sol	6.90%	6.73%	Quarterly	-	-	-	-	-	-	-	26,612	-	26,612	-	-	1,927,022	1,927,022
Foreign	Edelnor	Peru	Foreign	Banco Scotiabank	Peru	Sol	6.90%	6.73%	Quarterly	25,904	-	25,904	-	1,875,756	-	1,875,756	-	-	-	-	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Foreign	Banco Agrario	Colombia	CP	5.97%	5.81%	Other	2,657,792	-	2,657,792	-	-	-	-	-	-	-	-	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Foreign	AV VILLAS	Colombia	CP	6.32%	6.14%	Other	2,449,322	-	2,449,322	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	21.72%	21.33%	Quarterly	115,527	6,817,284	6,932,811	-	-	-	-	186,005	-	186,005	8,449,285	-	-	8,449,285
Foreign	Edesur S.A.	Argentina	Foreign	Banco Frances	Argentina	Ar$	18.55%	22.00%	Monthly	486,949	-	486,949	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	21.94%	20.00%	Monthly	779,545	-	779,545	-	-	-	-	1,260,656	2,414,082	3,674,738	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Itaú	Argentina	Ar$	21.52%	19.65%	Quarterly	26,215	2,434,744	2,460,959	-	-	-	-	-	-	-	3,017,603	-	-	3,017,603
Foreign	Edesur S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	23.67%	22.31%	Monthly	1,969,227	-	1,969,227	-	-	-	-	-	-	-	2,414,082	-	-	2,414,082
Foreign	Edesur S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	16.65%	15.50%	Monthly	9,926	973,898	983,824	-	-	-	-	-	-	-	1,207,041	-	-	1,207,041
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	6.24%	6.24%	Monthly	206,886	-	206,886	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.27%	20.69%	Monthly	57,965	1,460,847	1,518,812	973,898	-	-	973,898	4,834,533	-	4,834,533	2,414,082	-	-	2,414,082
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.27%	20.69%	Quarterly	46,375	1,168,677	1,215,052	779,118	-	-	779,118	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.00%	21.00%	Monthly	4,486,547	-	4,486,547	-	-	-	-	-	-	-	4,224,644	-	-	4,224,644
Foreign	Edesur S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	21.26%	19.75%	Quarterly	22,135	584,340	606,475	389,560	-	-	389,560	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	22.39%	19.75%	Monthly	78,860	-	78,860	-	-	-	-	852,036	-	852,036	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	19.55%	18.00%	Monthly	-	-	-	-	-	-	-	42,370	2,414,082	2,456,452	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	BBVA	Argentina	Ar$	21.55%	20.00%	Semi-annually	-	-	-	-	-	-	-	617,884	-	617,884	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	21.94%	20.00%	Monthly	1,447,627	-	1,447,627	-	-	-	-	282,930	1,750,209	2,033,139	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	24.06%	21.75%	Monthly	6,719	1,409,376	1,416,095	-	-	-	-	311,088	1,810,562	2,121,650	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Comafi	Argentina	Ar$	25.07%	23.50%	Monthly	233,554	-	233,554	-	-	-	-	1,192,058	-	1,192,058	-	-	-	-
Foreign	Edesur S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	22.83%	23.07%	Monthly	297,709	876,508	1,174,217	292,169	-	-	292,169	-	-	-	3,621,124	-	-	3,621,124
Foreign	Edesur S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	22.83%	23.07%	Quarterly	297,709	876,507	1,174,216	292,169	-	-	292,169	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	5.98%	Semi-annually	-	820,076	820,076	1,570,498	-	-	1,570,498	50,233	849,448	899,681	1,698,896	849,449	-	2,548,345

- Identification of Bank Borrowings by Company, continued

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amorti- zation	12-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Santander C.H. SA Chile	USA	US$	1.83%	1.06%	At maturity	-	-	-	15,792,106	-	-	15,792,106	-	-	-	17,055,976	-	-	17,055,976
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile (Linea Crédito)	Chile	Ch$	6.00%	6.00%	At maturity	277	-	277	-	-	-	-	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Export Development Corporation Loan	USA	US$	1.82%	1.73%	Semi-annually	354,739	343,643	698,382	687,160	-	-	687,160	-	758,262	758,262	1,486,682	-	-	1,486,682
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.83%	1.06%	At maturity	-	-	-	15,792,106	-	-	15,792,106	-	-	-	17,055,976	-	-	17,055,976
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Scotiabank & Trust Cayman Ltd	Cayman Is	US$	1.83%	1.06%	At maturity	-	28,264	28,264	23,927,433	-	-	23,927,433	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Bank Of America	USA	US$	1.83%	1.06%	At maturity	-	-	-	11,963,716	-	-	11,963,716	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Mercantil Commercebank	USA	US$	1.83%	1.06%	At maturity	-	-	-	9,570,973	-	-	9,570,973	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	97,030,000-7	Banco del Estado de Chile	Chile	US$	1.83%	1.06%	At maturity	-	-	-	18,663,398	-	-	18,663,398	-	-	-	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.NY	USA	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-	34,267	-	34,267	30,494,018	-	-	30,494,018
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Banco Español de crédito S.A. N.Y.B.	USA	US$	1.72%	1.12%	At maturity	-	-	-	-	-	-	-	-	-	-	12,921,194	-	-	12,921,194
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	USA	US$	1.83%	1.83%	At maturity	-	-	-	-	-	-	-	-	-	-	26,312,836	-	-	26,312,836
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	18.64%	18.64%	At maturity	395,963	-	395,963	-	-	-	-	978,500	-	978,500	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Galicia	Argentina	Ar$	18.75%	18.75%	At maturity	3,395,077	-	3,395,077	-	-	-	-	5,167,489	-	5,167,489	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Itau	Argentina	Ar$	23.75%	23.75%	At maturity	1,341,282	-	1,341,282	-	-	-	-	3,529,419	-	3,529,419	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	14.00%	16.00%	At maturity	-	-	-	-	-	-	-	368,142	-	368,142	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	18.85%	18.85%	At maturity	659,346	1,881,095	2,540,441	402,562	-	-	402,562	3,555,128	-	3,555,128	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Provincia de Buenos Aires	Argentina	Ar$	18.09%	18.09%	At maturity	209,414	-	209,414	-	-	-	-	368,366	-	368,366	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.00%	22.00%	At maturity	878,233	-	878,233	-	-	-	-	1,898,686	-	1,898,686	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	21.00%	21.00%	At maturity	1,390,448	-	1,390,448	-	-	-	-	2,509,954	-	2,509,954	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	20.75%	20.75%	At maturity	1,239,740	-	1,239,740	-	-	-	-	2,566,218	-	2,566,218	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Citibank	Argentina	Ar$	17.00%	17.00%	At maturity	4,347,020	-	4,347,020	-	-	-	-	6,393,434	-	6,393,434	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.45%	11.45%	Quarterly	5,696,590	-	5,696,590	-	-	-	-	44,820	-	44,820	5,195,104	-	-	5,195,104
94,271,000-3	Enersis S.A.	Chile	97,004,000-5	Banco Santander Chile	Chile	Ch$	2.10%	2.10%	At maturity	109	-	109	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Ciudad - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	159,475	261,271	420,746	132,576	-	-	132,576	53,063	318,657	371,720	487,596	-	-	487,596
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	199,084	326,151	525,235	165,510	-	-	165,510	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated III	Argentina	Ar$	26.95%	24.10%	Semi-annually	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	167,311	398,233	565,544	3,023,612	603,521	-	3,627,133
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario	Argentina	Ar$	27.64%	24.65%	At maturity	339,482	324,633	664,115	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	199,084	326,151	525,235	165,510	-	-	165,510	66,315	398,233	464,548	609,361	-	-	609,361
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau	Argentina	US$	8.30%	8.06%	Quarterly	379,564	1,105,298	1,484,862	1,842,165	-	-	1,842,165	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	248,855	407,689	656,544	206,887	-	-	206,887	82,953	497,792	580,745	761,701	-	-	761,701
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau - Syndicated III	Argentina	Ar$	26.95%	24.10%	Semi-annually	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	100,996	-	100,996	2,414,203	603,521	-	3,017,724
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro	Argentina	Ar$	18.81%	18.00%	At maturity	29,777	1,947,796	1,977,573	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated III	Argentina	Ar$	26.95%	24.10%	Semi-annually	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	100,996	-	100,996	2,414,203	603,521	-	3,017,724
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	22.42%	20.75%	At maturity	98,269	-	98,269	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	398,343	652,590	1,050,933	331,165	-	-	331,165	132,688	796,817	929,505	1,219,258	-	-	1,219,258
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Deutsche Bank	Argentina	US$	8.30%	8.06%	Quarterly	759,134	2,210,596	2,969,730	3,684,336	-	-	3,684,336	40,734	3,197,006	3,237,740	6,393,999	799,242	-	7,193,241
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	US$	8.30%	8.06%	Quarterly	379,564	1,105,298	1,484,862	1,842,165	-	-	1,842,165	40,677	3,196,970	3,237,647	6,393,999	799,242	-	7,193,241
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated III	Argentina	Ar$	26.95%	24.10%	Semi-annually	555,645	486,949	1,042,594	1,460,847	-	-	1,460,847	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated II	Argentina	Ar$	26.96%	24.11%	Semi-annually	547,656	897,204	1,444,860	455,294	-	-	455,294	283,419	1,095,492	1,378,911	4,090,481	603,521	-	4,694,002
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank	Argentina	Ar$	23.14%	21.00%	At maturity	195,452	-	195,452	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Macro I	Argentina	Ar$	23.14%	21.00%	At maturity	293,468	-	293,468	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Hipotecario - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-	16,968	1,013,914	1,030,882	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Itau- Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-	25,858	1,545,012	1,570,870	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Santander - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-	25,859	1,545,012	1,570,871	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Standard Bank - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-	20,196	1,207,041	1,227,237	-	-	-	-
Foreign	Hidroeléctrica El Chocón S.A.	Argentina	Foreign	Banco Galicia - Syndicated I	Argentina	Ar$	25.42%	23.31%	Semi-annually	-	-	-	-	-	-	-	8,077	482,816	490,893	-	-	-	-

					Total					50,740,550	61,197,387	111,937,937	140,050,072	117,855,518	34,495,031	292,400,621	50,310,586	228,145,273	278,455,859	216,963,871	35,796,092	63,343,038	316,103,001

Appendix No. 4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

18.2    Unsecured Liabilities

The detail of Unsecured Liabilities by currency and maturity as of December 31, 2012 and 2011 is as follows:

- Summary of Unsecured Liabilities by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12-31-2012	Maturity			Total Non-current at 12-31-2012
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.71%	Unsecured	20,743,334	192,725,416	213,468,750	271,467,420	123,377,492	145,304,618	540,149,530
Chile	U.F.	5.57%	Unsecured	-	8,778,822	8,778,822	14,445,679	15,349,506	289,721,460	319,516,645
Peru	US$	6.89%	Unsecured	785,915	55,795	841,710	7,688,954	9,566,350	18,255,463	35,510,767
Peru	Sol	6.73%	Unsecured	6,771,045	37,313,862	44,084,907	63,550,103	25,360,206	52,521,139	141,431,448
Colombia	CP	8.01%	Unsecured	50,177,769	43,631,713	93,809,482	172,916,738	191,051,473	498,675,237	862,643,448
Brazil	Real	11.58%	Unsecured	6,626,846	26,779,439	33,406,285	64,628,349	152,851,186	87,976,925	305,456,460

			Total	85,104,909	309,285,047	394,389,956	594,697,243	517,556,213	1,092,454,842	2,204,708,298

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12-31-2011	Maturity			Total Non-current at 12-31-2011
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.10%	Unsecured	22,439,241	802,032	23,241,273	396,001,073	236,020,317	157,801,599	789,822,989
Chile	CH$	5.29%	Unsecured	31,548,592	9,198,469	40,747,061	13,764,742	14,617,263	378,064,242	406,446,247
Peru	US$	6.97%	Unsecured	853,625	60,597	914,222	5,049,784	13,692,084	19,828,195	38,570,063
Peru	Sol	7.37%	Unsecured	27,920,075	57,158	27,977,233	80,986,235	42,415,673	28,905,326	152,307,234
Argentina	Ar$	12.28%	Unsecured	15,571	3,963,560	3,979,131	-	-	-	-
Colombia	CP	8.99%	Unsecured	1,753,145	36,094,355	37,847,500	131,329,301	76,673,844	574,038,462	782,041,607
Brazil	Real	12.97%	Unsecured	6,688,369	101,390,968	108,079,337	60,242,802	120,351,829	90,131,132	270,725,763

			Total	91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,903

18.3    Secured Liabilities

The detail of Secured Liabilities by currency and maturity as of December 31, 2012 and 2011 is as follows:

- Summary of Secured Liabilities by currency and maturity

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12-31-2012	Maturity			Total Non-current at 12-31-2012
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	Sol	6.41%	Secured	132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387

			Total	132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387

Country	Currency	Annual Nominal Rate	Secured/ Unsecured	Current			Non-current
				Maturity		Total Current at 12-31-2011	Maturity			Total Non-current at 12-31-2011
				One to Three Months	Three to Twelve Months		One to Three Years	Three to Five Years	More than Five Years
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.15%	Secured	-	10,463,994	10,463,994	-	-	-	-
Peru	Sol	6.41%	Secured	135,886	60,596	196,482	9,635,108	-	-	9,635,108

			Total	135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108

The fair value of current and non-current secured and unsecured liabilities totaled ThCh$2,886,287,734 at December 31, 2012 and ThCh$3,209,731,363 at December 31, 2011.

- Secured and Unsecured Liabilities by Company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	12-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	US$	6.15%	6.06%	Yes	-	-	-	-	-	-	-	-	10,463,994	10,463,994	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.57%	6.47%	Yes	-	4,748,371	4,748,371	-	-	-	-	-	60,596	60,596	4,817,554	-	-	4,817,554
Foreign	Chinango S.A.C.	Peru	Foreign	Banco Continental	Peru	Sol	6.25%	6.16%	Yes	132,316	-	132,316	4,689,387	-	-	4,689,387	135,886	-	135,886	4,817,554	-	-	4,817,554

					Total Secured Bonds					132,316	4,748,371	4,880,687	4,689,387	-	-	4,689,387	135,886	10,524,590	10,660,476	9,635,108	-	-	9,635,108

Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	9.84%	9.93%	No	-	-	-	-	-	-	-	160,282	32,081,924	32,242,206	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	10.13%	10.17%	No	-	-	-	-	-	-	-	2,610,374	51,462,513	54,072,887	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	9.47%	9.55%	No	76,686	-	76,686	13,171,955	13,668,859	-	26,840,814	147,518	-	147,518	27,931,549	14,103,489	-	42,035,038
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd series	Brazil	Real	13.89%	13.99%	No	106,982	12,242,812	12,349,794	25,009,851	-	-	25,009,851	164,014	-	164,014	-	32,546,476	-	32,546,476
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd series	Brazil	Real	13.49%	14.21%	No	1,937,059	-	1,937,059	-	30,829,074	15,414,538	46,243,612	1,941,239	-	1,941,239	-	17,199,885	34,700,328	51,900,213
Foreign	Ampla	Brazil	Foreign	Bonds, 1st series	Brazil	Real	8.30%	8.38%	No	64,054	-	64,054	-	23,365,572	-	23,365,572	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Foreign	Bonds, 2nd series	Brazil	Real	11.40%	11.69%	No	2,306,749	-	2,306,749	-	23,717,567	47,973,552	71,691,119	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CP	8.22%	7.97%	No	402,540	-	402,540	-	105,685,080	-	105,685,080	456,111	-	456,111	-	-	104,210,669	104,210,669
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CP	8.47%	8.22%	No	102,531	-	102,531	-	-	21,680,354	21,680,354	181,497	-	181,497	-	-	21,397,849	21,397,849
Foreign	Codensa	Colombia	Foreign	B304	Colombia	CP	5.83%	5.71%	No	21,832,974	-	21,832,974	-	-	-	-	114,096	-	114,096	21,397,849	-	-	21,397,849
Foreign	Codensa	Colombia	Foreign	B502	Colombia	CP	6.81%	6.93%	No	-	-	-	-	-	-	-	30,623	9,019,194	9,049,817	-	-	-	-
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CP	7.94%	7.72%	No	98,018	23,170,878	23,268,896	-	-	-	-	115,603	-	115,603	22,868,952	-	-	22,868,952
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CP	7.94%	7.72%	No	101,709	20,460,835	20,562,544	-	-	-	-	91,853	-	91,853	20,194,220	-	-	20,194,220
Foreign	Codensa	Colombia	Foreign	B604	Colombia	CP	6.80%	6.63%	No	321,197	-	321,197	-	39,295,641	-	39,295,641	372,955	-	372,955	-	38,783,602	-	38,783,602
Foreign	Codensa	Colombia	Foreign	B8	Colombia	CP	9.29%	8.98%	No	349,370	-	349,370	67,751,105	-	-	67,751,105	390,407	-	390,407	66,868,280	-	-	66,868,280
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 1	Brazil	Real	9.25%	9.31%	No	392,358	-	392,358	12,150,097	12,150,097	-	24,300,194	-	700,207	700,207	-	28,930,201	-	28,930,201
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 2	Brazil	Real	12.39%	12.50%	No	1,017,294	-	1,017,294	-	49,120,017	24,588,835	73,708,852	-	1,147,175	1,147,175	-	27,571,778	55,430,804	83,002,582
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Itaú 2	Brazil	Real	12.93%	13.02%	No	725,664	14,536,627	15,262,291	14,296,446	-	-	14,296,446	1,664,942	15,999,149	17,664,091	32,311,253	-	-	32,311,253
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.06%	5.97%	No	-	78,971	78,971	-	-	9,378,774	9,378,774	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	5.56%	5.49%	No	184,042	-	184,042	-	-	9,378,774	9,378,774	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Interseguro Cia de Seguros Bonds	Peru	Sol	6.28%	6.19%	No	-	100,802	100,802	-	-	7,503,020	7,503,020	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	6.06%	5.97%	No	-	-	-	-	-	-	-	7,930,354	-	7,930,354	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	6.56%	6.46%	No	-	47,369	47,369	5,528,788	-	-	5,528,788	48,664	-	48,664	5,679,896	-	-	5,679,896
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Sol	7.22%	7.09%	No	67,703	-	67,703	-	2,813,632	-	2,813,632	69,553	-	69,553	-	2,890,532	-	2,890,532
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	5.91%	5.82%	No	-	-	-	-	-	-	-	44,894	-	44,894	-	3,854,043	-	3,854,043
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	6.50%	6.40%	No	-	10,259	10,259	9,469,916	-	-	9,469,916	10,266	-	10,266	9,476,559	-	-	9,476,559
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	8.00%	7.85%	No	168,935	-	168,935	-	5,102,053	-	5,102,053	173,552	-	173,552	-	5,241,499	-	5,241,499
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	8.16%	8.00%	No	133,867	-	133,867	-	3,376,359	-	3,376,359	137,526	-	137,526	-	3,468,639	-	3,468,639
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Sol	5.91%	5.82%	No	-	43,699	43,699	3,751,510	-	-	3,751,510	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.63%	6.52%	No	-	41,423	41,423	3,751,510	-	-	3,751,510	42,555	-	42,555	-	3,854,043	-	3,854,043
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.81%	6.70%	No	15,086	-	15,086	4,689,387	-	-	4,689,387	15,498	-	15,498	4,817,554	-	-	4,817,554
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.84%	6.73%	No	181,860	5,627,265	5,809,125	-	-	-	-	186,831	-	186,831	5,781,065	-	-	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	6.94%	6.82%	No	174,953	-	174,953	7,503,020	-	-	7,503,020	179,735	-	179,735	-	7,708,087	-	7,708,087
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	7.13%	7.00%	No	15,778	-	15,778	-	4,689,387	-	4,689,387	16,209	-	16,209	-	4,817,554	-	4,817,554
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Sol	7.44%	7.30%	No	167,411	-	167,411	-	-	5,627,265	5,627,265	171,987	-	171,987	-	-	5,781,065	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	5.77%	5.69%	No	-	-	-	-	-	-	-	3,897,275	-	3,897,275	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	6.67%	6.56%	No	-	-	-	-	-	-	-	5,894,881	-	5,894,881	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.56%	7.42%	No	-	2,836,092	2,836,092	-	-	-	-	23,074	-	23,074	2,890,532	-	-	2,890,532

- Secured and Unsecured Liabilities by Company, continued

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	12-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.72%	7.58%	No	-	5,831,170	5,831,170	-	-	-	-	209,478	-	209,478	5,781,065	-	-	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.91%	7.76%	No	205,151	5,627,265	5,832,416	-	-	-	-	210,758	-	210,758	5,781,065	-	-	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	7.97%	7.81%	No	-	-	-	-	-	-	-	5,082,940	-	5,082,940	-	-	-	-
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	8.06%	7.91%	No	111,970	-	111,970	4,672,505	-	-	4,672,505	115,030	-	115,030	-	4,800,211	-	4,800,211
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Sol	8.31%	8.15%	No	-	-	-	-	-	-	-	2,516,119	-	2,516,119	-	-	-	-
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	9.92%	6.50%	No	-	-	-	-	-	-	-	4,840	-	4,840	-	-	-	-
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	6.66%	6.55%	No	-	2,857,332	2,857,332	-	-	-	-	44,894	-	44,894	2,890,532	-	-	2,890,532
Foreign	Edelnor	Peru	Foreign	FCR - Macrofondo	Peru	Sol	7.03%	6.91%	No	121,631	-	121,631	-	-	3,751,510	3,751,510	124,955	-	124,955	-	-	3,854,043	3,854,043
Foreign	Edelnor	Peru	Foreign	Retirement Insurance Fund for Non-commissioned Officers and Specialists - Fosersoe	Peru	Sol	8.75%	8.57%	No	-	27,355	27,355	5,627,265	-	-	5,627,265	28,102	-	28,102	-	5,781,065	-	5,781,065
Foreign	Edelnor	Peru	Foreign	Mapfre Peru Cia de Seguros	Peru	Sol	6.28%	6.19%	No	79,202	3,751,510	3,830,712	-	-	-	-	81,366	-	81,366	3,854,043	-	-	3,854,043
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	5.44%	5.37%	No	-	53,336	53,336	4,753,112	-	-	4,753,112	48,852	-	48,852	4,756,410	-	-	4,756,410
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	No	-	17,985	17,985	4,743,193	-	-	4,743,193	17,997	-	17,997	4,746,484	-	-	4,746,484
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	No	-	39,287	39,287	-	3,751,510	-	3,751,510	40,360	-	40,360	-	-	3,854,043	3,854,043
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	7.06%	6.94%	No	-	82,797	82,797	-	5,627,265	-	5,627,265	85,060	-	85,060	-	-	5,781,065	5,781,065
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Sol	5.00%	4.94%	No	-	55,231	55,231	-	-	7,503,020	7,503,020	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Foreign	Essalud Health Insurance	Peru	Sol	7.84%	7.70%	No	28,609	750,302	778,911	-	-	-	-	29,390	-	29,390	770,809	-	-	770,809
Foreign	Edesur S.A.	Argentina	Foreign	oeds7	Argentina	Ar$	12.28%	11.75%	No	-	-	-	-	-	-	-	15,571	3,963,560	3,979,131	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	97,004,000-5	Bonds UF 269	Chile	U.F.	7.02%	5.75%	No	-	2,600,112	2,600,112	4,943,927	5,847,754	16,279,903	27,071,584	-	2,409,255	2,409,255	4,490,426	5,342,947	18,824,480	28,657,853
94,271,000-3	Enersis S.A.	Chile	Foreign	Yankee Bonds 2014	USA	US$	7.69%	7.38%	No	5,678,277	-	5,678,277	176,552,999	-	-	176,552,999	6,142,514	-	6,142,514	189,274,248	-	-	189,274,248
94,271,000-3	Enersis S.A.	Chile	Foreign	Yankee Bonds 2016	USA	US$	7.76%	7.40%	No	-	739,151	739,151	-	123,377,492	-	123,377,492	-	799,582	799,582	-	133,177,054	-	133,177,054
94,271,000-3	Enersis S.A.	Chile	Foreign	Yankee Bonds 2026	USA	US$	7.76%	6.60%	No	-	2,265	2,265	-	-	411,806	411,806	-	2,450	2,450	-	-	445,474	445,474
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.57%	6.47%	No	130,640	-	130,640	-	-	4,783,175	4,783,175	141,895	-	141,895	-	-	5,195,251	5,195,251
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.41%	6.31%	No	-	7,400	7,400	-	-	4,689,388	4,689,388	-	7,603	7,603	-	-	4,817,555	4,817,555
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.38%	6.28%	No	144,821	-	144,821	-	-	4,689,388	4,689,388	148,780	-	148,780	-	-	4,817,555	4,817,555
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.86%	6.75%	No	84,409	-	84,409	3,751,510	-	-	3,751,510	86,706	-	86,706	3,854,084	-	-	3,854,084
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.61%	6.50%	No	4,775,750	-	4,775,750	-	-	-	-	-	33,597	33,597	4,817,555	-	-	4,817,555
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.54%	6.44%	No	-	4,722,091	4,722,091	-	-	-	-	-	15,958	15,958	4,817,555	-	-	4,817,555
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.74%	6.63%	No	-	4,704,921	4,704,921	-	-	-	-	88,723	-	88,723	4,817,555	-	-	4,817,555
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	Sol	6.70%	6.59%	No	109,867	-	109,867	5,308,387	-	-	5,308,387	112,871	-	112,871	5,453,472	-	-	5,453,472
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	6.44%	6.34%	No	130,645	-	130,645	-	-	-	-	141,900	-	141,900	-	-	5,195,251	5,195,251
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	9.20%	9.00%	No	-	55,795	55,795	4,649,246	-	4,783,175	9,432,421	-	60,597	60,597	5,049,784	-	-	5,049,784
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.93%	7.78%	No	135,080	-	135,080	-	-	3,905,938	3,905,938	146,718	-	146,718	-	-	4,242,442	4,242,442
Foreign	Edegel S.A.A	Peru	Foreign	Banco Continental	Peru	US$	7.25%	7.13%	No	96,257	-	96,257	3,039,708	-	-	3,039,708	104,550	-	104,550	-	3,301,582	-	3,301,582
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.74%	6.63%	No	145,239	-	145,239	-	4,783,175	-	4,783,175	157,752	-	157,752	-	5,195,251	-	5,195,251
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	6.09%	6.00%	No	78,922	-	78,922	-	4,783,175	-	4,783,175	85,722	-	85,722	-	5,195,251	-	5,195,251
Foreign	Edegel S.A.A	Peru	Foreign	Banco Scotiabank	Peru	US$	5.87%	5.78%	No	69,132	-	69,132	-	-	4,783,175	4,783,175	75,088	-	75,088	-	-	5,195,251	5,195,251
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A-10 Bonds	Colombia	CP	7.95%	7.72%	No	469,671	-	469,671	56,910,929	-	-	56,910,929	-	534,079	534,079	-	-	56,169,355	56,169,355
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A102 Bonds	Colombia	CP	7.95%	7.72%	No	89,461	-	89,461	9,864,217	-	-	9,864,217	-	101,729	101,729	-	-	9,747,283	9,747,283
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	A5 Bonds	Colombia	CP	8.06%	8.06%	No	3,205,705	-	3,205,705	-	46,070,752	-	46,070,752	-	116,036	116,036	-	13,223,871	-	13,223,871
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B09-09 Bonds	Colombia	CP	7.38%	7.19%	No	134,607	-	134,607	13,398,459	-	-	13,398,459	-	1,416,305	1,416,305	-	-	58,362,634	58,362,634
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 Bonds	Colombia	CP	8.71%	8.44%	No	511,529	-	511,529	-	-	43,376,968	43,376,968	-	575,302	575,302	-	-	42,811,747	42,811,747
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B-103 Bonds	Colombia	CP	9.03%	8.74%	No	183,657	-	183,657	-	-	15,040,745	15,040,745	-	3,654,924	3,654,924	-	-	45,470,431	45,470,431
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B12 Bonds	Colombia	CP	9.27%	9.27%	No	1,161,554	-	1,161,554	24,992,028	-	-	24,992,028	-	592,993	592,993	-	-	23,960,242	23,960,242
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 Bonds	Colombia	CP	8.83%	8.56%	No	1,261,346	-	1,261,346	-	-	59,133,165	59,133,165	-	205,704	205,704	-	-	14,844,758	14,844,758
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	E5-09 Bonds	Colombia	CP	9.04%	8.75%	No	529,504	-	529,504	-	-	24,276,576	24,276,576	-	1,146,419	1,146,419	-	24,666,371	-	24,666,371
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Foreign Bonds	Colombia	CP	10.17%	10.17%	No	2,318,404	-	2,318,404	-	-	24,390,398	24,390,398	-	2,288,195	2,288,195	-	-	24,072,581	24,072,581
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Quimbo Bonds	Colombia	CP	10.17%	10.17%	No	16,660,570	-	16,660,570	-	-	175,274,820	175,274,820	-	16,443,475	16,443,475	-	-	172,990,913	172,990,913
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B10 Quimbo Bonds	Colombia	CP	6.39%	6.24%	No	264,062	-	264,062	-	-	81,301,327	81,301,327	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	B15 Quimbo Bonds	Colombia	CP	6.39%	6.24%	No	179,360	-	179,360	-	-	54,200,884	54,200,884	-	-	-	-	-	-	-

- Secured and Unsecured Liabilities by Company, continued

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	12-2012							12-2011
										Current ThCh$			Non-current ThCh$				Current ThCh$			Non-current ThCh$
										Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile 317 Series-H	Chile	U.F.	7.17%	6.20%	No	-	5,731,907	5,731,907	9,501,752	9,501,752	48,775,725	67,7709,229	-	5,653,703	5,653,703	9,274,316	9,274,316	51,798,587	70,347,219
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile 522 Series-M	Chile	U.F.	4.82%	4.75%	No	-	446,803	446,803	-	-	224,665,832	224,665,832	-	436,109	436,109	-	-	218,509,846	218,509,846
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon – 144 - A	USA	US$	8.50%	8.35%	No	6,679,443	191,984,000	198,663,443	-	-	-	-	7,225,533	-	7,225,533	206,726,825	-	-	206,726,825
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon – 144 - A	USA	US$	8.83%	8.63%	No	3,449,713	-	3,449,713	94,914,421	-	-	94,914,421	3,731,750	-	3,731,750	-	102,843,263	-	102,843,263
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon –First Issue S-1	USA	US$	7.96%	7.88%	No	3,242,355	-	3,242,355	-	-	97,491,553	97,491,553	3,507,440	-	3,507,440	-	-	105,516,202	105,516,202
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon –First Issue S-2	USA	US$	7.40%	7.33%	No	1,036,841	-	1,036,841	-	-	33,456,554	33,456,554	1,121,609	-	1,121,609	-	-	36,254,989	36,254,989
91,081,000-6	Endesa S.A. (Chile)	Chile	Foreign	The Bank of New York Mellon –First Issue S-3	USA	US$	8.26%	8.13%	No	656,705	-	656,705	-	-	13,944,705	13,944,705	710,395	-	710,395	-	-	15,584,934	15,584,934
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	No	-	-	-	-	-	-	-	31,548,592	-	31,548,592	-	-	-	-
91,081,000-6	Endesa S.A. (Chile)	Chile	97,004,000-5	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	No	-	-	-	-	-	-	-	-	699,402	699,402	-	-	88,931,329	88,931,329

				Total Unsecured Bonds						85,104,909	309,285,047	394,389,956	594,697,243	517,556,213	1,092,454,842	2,204,708,298	91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,303

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured obligations detailed above.

- Detail of Financial Lease Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current
Foreign	Edegel S.A.A.	Peru	Foreign	Banco Scotiabank	Peru	US$	2.13%	1,231,661	3,610,794	4,842,455	11,478,411	17,127,941	-	28,606,352	1,918,477	6,218,565	8,137,042	10,519,276	14,415,305	11,395,943	36,330,524
Foreign	Edelnor	Peru	Foreign	Banco BBVA Continental	Peru	Sol	5.77%	1,191,889	2,701,760	3,893,649	2,178,152			2,178,152	579,527	3,648,359	4,227,886	2,859,893	-	-	2,859,893
Foreign	Edesur S.A.	Argentina	Foreign	COMAFI	Argentina	Ar$	25.60%	72,637	390,074	462,711	202,235			202,235	121,499	280,084	401,583	593,623	-	-	593,623
91,081,000-6	Endesa S.A. (Chile)	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	-	1,025,604	1,025,604	2,255,535	2,558,284	11,405,767	16,219,586	1,041,741	-	1,041,741	2,291,023	2,598,536	13,765,541	18,655,100

			Total Leasing					2,496,187	7,728,232	10,224,419	16,114,333	19,686,225	11,405,767	47,206,325	3,661,244	10,147,008	13,808,252	16,263,815	17,013,841	25,161,484	58,439,140

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the financial lease obligations detailed above.

- Detail of Other Obligations

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
96,589,170-6	Empresa Eléctrica Pangue	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-	2	-	2	-	-	-	-
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-	27	-	27	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	70,025,348	-	70,025,348	-	-	-	-	7,749,998	14,969,290	22,719,288	12,851,153	37,735,332	-	50,586,485
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	14,355,259	-	14,355,259	-	-	-	-	-	13,925,511	13,925,511	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	1,791,317	3,600,814	5,392,131	5,629,544	-	-	5,629,544	679,866	1,133,110	1,812,976	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	2,022,260	-	2,022,260	-	-	-	-	3,929,271	-	3,929,271	-	-	-	-
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	6,651,792	-	6,651,792	-	-	-	-	11,197,341	-	11,197,341	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Bndes	Brazil	Real	9.06%	3,218,667	9,027,835	12,246,502	23,271,708	22,831,600	12,665,160	58,768,468	4,941,520	10,526,077	15,467,597	23,343,601	22,203,629	22.367.250	67,914,480
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Eletrobrás	Brazil	Real	6.50%	172,980	640,394	813,374	2,375,163	2,224,100	1,703,248	6,302,511	205,853	613,419	819,272	2,035,832	2,239,892	2.816.907	7,092,631
96,800,570-7	Chilectra S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-	-	1,235	1,235	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	N/A	Other	Chile	Ch$	N/A	-	-	-	-	-	-	-	-	3,958	3,958	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	15.61%	977,200	2,940,005	3,917,205	910,845	-	-	910,845	1,049,301	3,073,192	4,122,493	5,366,340	-	-	5,366,340
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.62%	13,741	66,375	80,116	33,187	-	1,325,728	1,358,915	16,411	113,158	129,569	108,803	-	1.448.799	1,557,602
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.78%	1,524,427	6,381,892	7,906,319	19,261,134	9,944,359	6,165,602	35,371,095	1,975,303	6,454,541	8,429,844	24,074,744	5,911,192	6.650.091	36,636,027
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BEI	Brazil	US$	5.49%	-	-	-	-	-	-	-	-	4,532,108	4,532,108	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BNDES	Brazil	Real	9.52%	3,493,261	8,605,380	12,098,641	11,473,840	-	-	11,473,840	5,567,428	16,072,830	21,640,258	27,967,533	-	-	27,967,533
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.46%	867,551	2,252,314	3,119,865	5,005,894	4,687,321	7,797,798	17,491,013	1,289,715	3,067,631	4,357,346	6,534,103	5,634,274	11.052.898	23,221,275
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Faelce	Brazil	Real	13.22%	-	2,826,796	2,826,796	1,413,400	-	-	1,413,400	-	3,176,291	3,176,291	4,764,438	-	-	4,764,438

			Total Other					105,113,803	36,341,805	141,455,608	69,374,715	39,687,380	29,657,536	138,719,631	38,602,036	77,662,351	116,264,387	107,046,547	73,724,319	44,335,945	225,106,811

Appendix No. 4 letter d) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle these Other Obligations.

18.4     Hedged debt

Of Enersis’ US dollar denominated debt, as of December 31, 2012, ThCh$663,941,768 is related to future cash flow hedges for the Group’s US dollar-linked operating income (see Note 3.m). As of December 31, 2011, this amount totaled ThCh$739,686,386.

The following table details changes in “Reserve of cash flow hedges” during 2012, 2011, and 2010 due to exchange differences of this debt:

	12-31-2012	12-31-2011	12-31-2010
Balance in hedging reserves (hedging income) at the beginning of the period, net	30,554,503	67,748,527	60,346,205
Foreign currency exchange differences recorded in equity, net	17,591,453	(28,520,464)	15,654,909
Recognition of foreign currency exchange differences in profit or loss, net	(10,657,638)	(9,306,698)	(8,252,587)
Foreign currency translation differences	(115,517)	633,136	-
Balance in hedging reserves (hedging income) at the end of the period, net	37,372,801	30,554,503	67,748,527

18.5     Other information

As of December 31, 2012 and 2011, the Enersis Group has long-term lines of credit available for use amounting to ThCh$240,680,742 and ThCh$238,832,000, respectively.

19. RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-	Compliance with good corporate governance standards.

-	Strict compliance with all the Group’s internal policies.

-	The Group’s Risk Committee is the organization in charge of defining, approving, and updating the basic principles that are to inspire actions taken regarding risk.

-	Risk Governance is organized operationally through the Risk Control and Risk Management areas, which are two independent functions.

-	Each business and corporate area determines:

I.	The markets and product areas in which it can operate based on its knowledge and ability to ensure effective risk management.

II.	Criteria regarding counterparts.

III.	Authorized operators.

-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

-	Business limits are ratified by the Group’s Risk Committee.

-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

-

Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with Enersis’ policies, standards, and procedures.

19.1. Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 61% as of December 31, 2012.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Group detailed by fixed, hedged, and floating rate debt, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2012%	12-31-2011%
Fixed interest rate	61%	62%
Floating interest rate	39%	38%
Total	100%	100%

19.2. Exchange	rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

•	Payments to be made for the acquisition of project-related materials in a currency other than that in which its cash flows are indexed.

•	Group company income directly linked to dollar changes.

•	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3. Commodities	risk

The Group has a risk exposure to price changes in certain commodities, basically due to:

•	Purchases of fuel used to generate electricity.

•	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year and includes risk mitigation terms in certain contracts with unregulated customers.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Group is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of December 31, 2012, the Group has swap operations for 462,000 barrels of Brent crude oil for January 2013 and 365,000 tons of coal for February through June of 2013.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities (see Note 20.3).

19.4.	Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 18 and 20, and Appendix No. 4.

As of December 31, 2012, the Group has cash and cash equivalent totaling ThCh$857,380,018 and unconditionally available lines of long-term credit totaling ThCh$240,683,000. As of December 31, 2011, the Group had ThCh$1,219,921,268 in cash and cash equivalents and ThCh$238,832,000 in unconditionally available lines of long-term credit.

19.5.	Credit risk

Given the current economic situation, the Group has been conducting detailed monitoring of its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generating and distribution lines of business.

In our electricity generating business, some countries’ regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures quantitatively its maximum exposure to payment default risk, which, as stated above, is very low.

In our electricity distribution companies, the suspension of energy service for customers in payment default is permitted in all cases, in accordance with current regulations in each country. This facilitates our credit risk management, which is also low in this line of business.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade) with thresholds established for each entity.

Banks that have received investment grade ratings from at least two of the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments are backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; wherever possible and when market conditions permit, the treasury bonds are preferred.

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

19.6.	Risk measurement

The Enersis Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to ensure that the risk assumed by the company remains consistent with the risk exposure defined by Management, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

•	Debt

•	Financial derivatives.

The VaR determined represents the potential loss in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•	U.S. dollar Libor interest rate.

•	The customary local indices used in the banking industry for debt, considering the various currencies in which our companies operate.

•	The Exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95%-confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial Positions	12-31-2012	12-31-2011
	ThCh$	ThCh$
Interest rate	16,015,372	41,560,004
Exchange rate	2,344,016	3,602,591
Correlation	(638,396)	(310,050)
Total	17,720,992	44,852,545

The Value at Risk positions have varied during the 2012 and 2011 fiscal years depending on the start/maturity of operations throughout each year.

20.	FINANCIAL INSTRUMENTS

20.1	Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of December 31, 2012 and 2011 is as follows:

	December 31, 2012
	Financial assets held for trading ThCh$	Financial assets at fair value with change in net income ThCh$	Held-to- maturity investments ThCh$	Loans and receivables ThCh$	Available-for- sale financial assets ThCh$	Financial derivatives for hedging ThCh$

Derivative instruments	-	-	-	-	-	51,876
Other financial assets	-	194,196,327	-	902,486,072	-	-
Total Current	-	194,196,327	-	902,486,072	-	51,876

Equity instruments	-	-	-	-	2,882,792	-
Derivative instruments	-	-	-	-	-	32,384,466
Other financial assets	-	-	27,045,746	204,553,172	375,227,434	-
Total Non-Current	-	-	27,045,746	204,553,172	378,110,226	32,384,466

Total	-	194,196,327	27,045,746	1,107,039,244	378,110,226	32,436,342

	December 31, 2011
	Financial assets held for trading ThCh$	Financial assets at fair value with change in net income ThCh$	Held-to- maturity investments ThCh$	Loans and receivables ThCh$	Available-for- sale financial assets ThCh$	Financial derivatives for hedging ThCh$
Derivative instruments	47,504	-	-	-	-	748,078
Other financial assets	-	-	-	1,013,028,618	-	-
Total Current	47,504	-	-	1,013,028,618	-	748,078
Equity instruments	-	-	-	-	2,892,655	-
Derivative instruments	-	-	-	-	-	12,178,355
Other financial assets	-	-	20,793,960	444,818,541	-	-
Total Non-Current	-	-	20,793,960	444,818,541	2,892,655	12,178,355

Total	47,504	-	20,793,960	1,457,847,159	2,892,655	12,926,433

b)	The detail of financial liabilities, classified by type and category, as of December 31, 2012 and 2011 is as follows:

	December 31, 2012
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in net income ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	3,755,999	2,022,260	659,553,195	-
Derivative instruments	-	-	-	4,850,754
Other financial liabilities	-	-	1,360,087,146	-
Total Current	3,755,999	2,022,260	2,019,640,341	4,850,754

Interest-bearing loans	8,336,860	-	2,686,414,838	-
Derivative instruments	-	-	-	233,368,171
Other financial liabilities	-	-	-	-
Total Non-Current	8,336,860	-	2,686,414,838	233,368,171

Total	12,092,859	2,022,260	4,706,055,179	238,218,925

	December 31, 2011
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in net income ThCh$	Loans and payables ThCh$	Financial derivatives for hedging ThCh$

Interest-bearing loans	11,601,335	3,929,271	646,444,125	-
Derivative instruments	807,105	-	-	6,200,643
Other financial liabilities	-	-	1,395,341,923	-
Total Current	12,408,440	3,929,271	2,041,786,048	6,200,643

Interest-bearing loans	13,215,469	-	3,035,982,494	-
Derivative instruments	-	-	-	212,913,735
Other financial liabilities	-	-	23,548,235	-
Total Non- Current	13,215,469	-	3,059,530,729	212,913,735

Total	25,623,909	3,929,271	5,101,316,777	219,114,378

20.2 Derivative	instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

-	Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

-	Fair value hedges: Those that hedge the fair value of the underlying hedged item.

-

Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of December 31, 2012 and 2011, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2012				December 31, 2011
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest rate hedge:	-	3,183,912	184,337	5,583,530	-	2,792,448	119,964	7,048,868
Cash flow hedge	-	3,183,912	184,337	5,583,530	-	2,792,448	119,964	7,048,868
Exchange rate hedge:	51,876	29,200,554	4,666,417	227,784,641	748,078	9,385,907	6,080,679	205,864,867
Cash flow hedge	51,876	29,200,554	4,648,602	224,676,991	748,078	9,385,907	3,070,825	201,717,556
Fair value hedge	-	-	17,815	3,107,650	-	-	3,009,854	4,147,311
TOTAL	51,876	32,384,466	4,850,754	233,368,171	748,078	12,178,355	6,200,643	212,913,735

-	General information on Hedge Derivative Instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instrument	Fair Value of Hedged Instruments 12-31-2012	Fair Value of Hedged Instruments 12-31-2011	Type of Risks Hedged
SWAP	Interest rate	Bank borrowings	(2,583,955)	(4,376,384)	Cash flow
SWAP	Exchange rate	Bank borrowings	(3,125,465)	(7,157,165)	Fair value
SWAP	Exchange rate	Unsecured obligations (bonds)	(200,073,163)	(194,654,396)	Cash flow

At the close of the 2012 and 2011 fiscal years, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges the gain or losses recognized on the hedging instrument and on the underlying hedged item is detailed in the following table:

	December 31, 2012		December 31, 2011		December 31, 2010
	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$	Gains ThCh$	Losses ThCh$
Hedge instrument	381,011	-	4,034,969	-	3,788,165	-
Hedged item	-	2,167,393	-	4,763,189	-	6,749,098
TOTAL	381,011	2,167,393	4,034,969	4,763,189	3,788,165	6,749,098

b)	Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2012 and 2011, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2012				December 31, 2011
	Assets Current ThCh$	Liabilities Current ThCh$	Assets Non-current ThCh$	Liabilities Non-current ThCh$	Assets Current ThCh$	Liabilities Current ThCh$	Assets Non-current ThCh$	Liabilities Non-current ThCh$

Non-hedging derivative instruments	-	-	-	-	47,504	807,105	-	-

c)	Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2012 and 2011:

	December 31, 2012
	Fair Value ThCh$	Notional Value
Financial Derivatives		Less than 1 Year ThCh$	1-2 Years ThCh$	2-3 Years ThCh$	3-4 Years ThCh$	4-5 Years ThCh$	More than 5 Years ThCh$	Total ThCh$

Interest rate hedge:	(2,583,955)	6,587,265	117,831,384	33,525,893	43,789,494	20,679,250	-	222,413,286
Cash flow hedge	(2,583,955)	6,587,265	117,831,384	33,525,893	43,789,494	20,679,250	-	222,413,286
Exchange rate hedge:	(203,198,628)	10,905,551	490,286,790	1,785,653	216,342,351	-	-	719,320,345
Cash flow hedge	(200,073,163)	9,407,392	488,681,512	65,598	216,342,351	-	-	714,496,853
Fair value hedge	(3,125,465)	1,498,159	1,605,278	1,720,055	-	-	-	4,823,492
Derivatives not designated for hedge accounting	-	-	-	-	-	-	-	-

TOTAL	(205,782,583)	17,492,816	608,118,174	35,311,546	260,131,845	20,679,250	-	941,733,631

Financial Derivatives	December 31, 2011
	Fair Value ThCh$	Notional Value
		Less than 1 Year ThCh$	1-2 Years ThCh$	2-3 Years ThCh$	3-4 Years ThCh$	4-5 Years ThCh$	More than 5 Years ThCh$	Total ThCh$

Interest rate hedge:	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Cash flow hedge	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Exchange rate hedge:	(201,811,561)	29,287,450	10,912,595	499,430,704	2,091,618	211,163,933	-	752,886,300
Cash flow hedge	(194,654,396)	23,473,223	9,147,062	497,538,936	64,588	211,163,933	-	741,387,742
Fair value hedge	(7,157,165)	5,814,227	1,765,533	1,891,768	2,027,030	-	-	11,498,558
Derivatives not designated for hedge accounting	(759,601)	17,569,294	-	-	-	-	-	17,569,294

TOTAL	(206,947,546)	57,637,267	18,038,413	624,678,581	8,985,316	216,456,656	8,368,224	934,164,457

The hedging and non-hedging derivatives contractual maturities do not represent the total Group’s risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3 Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2012 and 2011:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2012	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	32,436,342	-	32,436,342	-
Commodity derivatives designated as cash flow hedge	784,741	-	784,741	-
Financial assets at fair value with change in net income)	194,196,327	194,196,327	-	-
Available-for-sale financial assets, non-current	31,468	31,468	-	-
Total	227,448,878	194,227,795	33,221,083	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	235,093,460	-	235,093,460	-
Financial derivatives designated as fair value hedge	3,125,465	-	3,125,465	-
Commodity derivatives designated as cash flow hedge	32,200	-	32,200	-
Interest-bearing borrowings, short term	3,755,999	-	3,755,999	-
Interest-bearing borrowings, long term	8,336,860	-	8,336,860	-
Other short term financial liabilities	2,022,260	-	-	2,022,260
Total	252,366,244	-	250,343,984	2,022,260

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period Using:
	12-31-2011	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedge	12,926,433	-	12,926,433	-
Financial derivatives not designated for hedge accounting	47,504	-	47,504	-
Available-for-sale financial assets, non-current	86,852	86,852	-	-
Total	13,060,789	86,852	12,973,937	-
Financial Liabilities
Financial derivatives designated as cash flow hedge	211,957,213	-	211,957,213	-
Financial derivatives designated as fair value hedge	7,157,165	-	7,157,165	-
Commodity derivatives designated as cash flow hedge	807,105	-	807,105	-
Interest-bearing borrowings, short term	11,601,335	-	11,601,335	-
Interest-bearing borrowings, long term	13,215,469	-	13,215,469	-
Other short-term financial liabilities	3,929,271	-	-	3,929,271
Total	248,667,558	-	244,738,287	3,929,271

20.3.1	The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at level 3:

Non-current Interest-bearing Borrowings	ThCh$
Balance at December 31, 2010	12,395,250
Total profit recognized in financial profit or loss	(8,465,979)
Balance at December 31, 2011	3,929,271
Total profit recognized in financial profit or loss	(1,907,011)
Balance at December 31, 2012	2,022,260

The fair value of Level 3 has been calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions from within the company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

For the information about the available for sale financial instrument related to indemnity to be received at the end of the period of concessions of Ampla an Coelce, see note 6.

21.	TRADE AND OTHER PAYABLES

The breakdown of Trade and other payables as of December 31, 2012 and 2011 is as follows:

	Current		Non-current
	12-31-2012	12-31-2011	12-31-2012	12-31-2011
Trade and Other Payables	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	414,477,338	393,066,581	-	-
Other payables	798,782,397	841,997,878	14,257,438	14,304,607
Total	1,213,259,735	1,235,064,459	14,257,438	14,304,607

The detail of Trade Accounts and other Payables as of December 31, 2012 and 2011 is as follows:

	Current		Non-current One to five years
Trade Accounts and Other Payables	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
Energy suppliers	367,620,139	354,964,500	-	-
Fuel and gas suppliers	46,857,199	38,102,081	-	-
Payables for goods and services	537,415,415	529,596,153	24,806	243,790
Dividends payable to third parties	117,318,367	161,073,860	-	-
Fines and complaints (*)	78,970,305	74,994,982	-	-
Research and development	24,036,804	17,971,576	7,544,852	3,894,943
Payables to tax authorities	5,416,568	17,684,946	4,151,439	7,580,699
Mitsubishi contract (LTSA)	16,988,406	11,514,861	-	-
Obligations for social programs	3,663,538	14,987,123	-	-
Other accounts payable	14,972,994	14,174,377	2,536,341	2,585,175
Total	1,213,259,735	1,235,064,459	14,257,438	14,304,607

See Note 19.4 for the description of the liquidity risk management policy.

(*) This corresponds to fines and complaints our Argentine subsidiary Edesur S.A. has received from the regulatory agency due to business service quality, technical product quality, and public safety prior to 2010. These fines have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, and others are pending until the Integral Tariff Review (ITR) takes place (see Note 4.2).

22.	PROVISIONS

a)	The breakdown of provisions as of December 31, 2012 and 2011 is as follows:

Provisions	Current		Non-current
	12-31-2012	12-31-2011	12-31-2012	12-31-2011
	ThCh$	ThCh$	ThCh$	ThCh$

Provision for legal proceedings	31,476,623	49,741,677	156,269,126	186,849,932
Decommissioning, restoration, and rehabilitation costs	-	-	20,612,156	13,806,632
Provision for suppliers and services	11,635,899	9,689,600	-	-
Provision for employee benefits	27,311,499	31,162,406	100,707	65,221
Risk provisions	-	-	-	38,388
Other provisions	20,706,674	9,108,971	97,000	1,813,468

Total	91,130,695	99,702,654	177,078,989	202,573,641

b)	Changes in provisions as of December 31, 2012 and 2011 is as follows:

	Warranty	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Changes in Provisions
Opening balance at January 1, 2012	-	236,591,609	13,806,632	51,878,054	302,276,295
Additional provisions	-	-	6,293,131	-	6,293,131
Increase (Decrease) in existing provisions	-	(10,979,847)	2,890	1,732,867	(9,244,090)
Provisions used	-	(35,949,989)	(112,792)	(18,253,231)	(54,316,012)
Increase from adjustment to value of money over time	-	26,299,019	368,411	20,531,128	47,198,558
Foreign currency translation	-	(28,538,459)	210,754	(7,091,382)	(35,419,087)
Other increase (decrease)	-	323,416	43,130	11,054,343	11,420,889
Total changes in provisions	-	(48,845,860)	6,805,524	7,973,725	(34,066,611)
Balance at December 31, 2012	-	187,745,749	20,612,156	59,851,779	268,209,684

	Warranty	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Changes in Provisions
Opening balance at January 1, 2011	2,821,692	254,643,245	10,779,096	72,727,532	340,971,565
Additional provisions	-	-	2,049,816	-	2,049,816
Increase (Decrease) in existing provisions	-	36,123,460	54,806	2,684,365	38,862,631
Provisions used	-	(43,482,537)	-	(14,019,715)	(57,502,252)
Unused provisions reversed	-	(69,128,722)	-	-	(69,128,722)
Increase from adjustment to value of money over time	-	28,730,776	393,141	7,779,422	36,903,339
Foreign currency translation	(38,273)	(547,411)	573,146	1,737,638	1,725,100
Other increase (decrease)	(2,783,419)	30,252,798	(43,373)	(19,031,188)	8,394,818
Total changes in provisions	(2,821,692)	(18,051,636)	3,027,536	(20,849,478)	(38,695,270)
Balance at December 31, 2011	-	236,591,609	13,806,632	51,878,054	302,276,295

23.	EMPLOYMENT BENEFIT OBLIGATIONS

23.1 General information

Enersis S.A. and certain of its subsidiaries in Chile, Brazil, Colombia, and Argentina provide various post-employment benefits for all or some of its active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

a)	Defined benefits plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•

Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of his/her billed residential electricity consumption.

•	Health benefit: The beneficiary receives health coverage in addition to that to which s/he is entitled under his/her social security regime.

b)	Other benefits:

Five-year benefit: A benefit certain employees receive after 5 years; begins to accrue after the first year.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

Seniority bonuses in Peru: There is an agreement to give workers (“subject to the collective agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work. This benefit is given according to the following scale:

After 5, 10, and 15 years	–	1 basic monthly salary
After 20 years	–	1 1⁄2 basic monthly salaries
After 25, 30, 35, and 40 years	–	2 1⁄2 basic monthly salaries

c)	Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability, or death.

23.2	Details, changes, and presentation in financial statements

a)	The post-employment obligations associated with defined benefits plans and the related assets plan as of December 31, 2012 and 2011 are detailed as follows:

General ledger accounts:

	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Post-employment benefits, non-current	265,067,889	277,526,013

Total Liability	265,067,889	277,526,013

Total post-employment obligations, net	265,067,889	277,526,013

Reconciliation with general ledger accounts:

	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Post-employment obligations	637,730,012	600,384,950
(-) Fair value of asset plan (*)	(393,880,165)	(366,137,888)

Total	243,849,847	234,247,062

Amount not recognized as an asset due to limit on Defined Benefit Plan Assets	21,218,042	31,908,269
Minimum financing required (IFRIC 14) (**)	-	11,370,682

Total post-employment obligations, net	265,067,889	277,526,013

(*) Plan assets to fund defined benefit plans in our Brazilian subsidiaries (Ampla and Coelce) only; the remaining defined benefit plans in our other subsidiaries are unfunded.

(**) The Brazilian subsidiaries are subject to minimum funding requirements to cover the deficit from contributions committed to the sponsoring company.

The following table presents the balance recorded in the Consolidated Financial Situation Statement as a result of the difference between the actuarial liability from defined benefit commitments and the fair value of the assets affected as of December 31, 2012 and the close of the four previous fiscal years:

	12-31-2012	12-31-2011	12-31-2010	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Actuarial liability	637,730,012	600,384,950	554,990,745	510,334,175	443,320,261
Assets affected	(393,880,165)	(366,137,888)	(377,239,859)	(362,690,337)	(264,762,082)
Difference	243,849,847	234,247,062	177,750,886	147,643,838	178,558,179
Surplus limit from applying IFRIC 14 and Paragraph 58 (b) of IAS 19	21,218,042	43,278,951	42,952,266	39,960,319	2,126,401
Transfer to assets classified as held for sale	-	-	(2,786,493)	-	-
Accounting balance of actuarial liability deficit	265,067,889	277,526,013	217,916,659	187,604,157	180,684,580

b)	The reconciliation of opening and closing balances of the defined benefit obligations as of December 31, 2012 and 2011:

Actuarial Value of Post-employment Obligations	ThCh$
Opening balance at January 1, 2011	554,990,745
Current service cost	4,355,454
Interest cost	57,048,714
Contributions from plan participants	1,252,638
Actuarial (gains) losses	31,390,546
Foreign currency translation	890,940
Benefits paid	(52,715,892)
Past service cost	4,385,031
Reduction of obligation from the sale of Cam and Synapsis	(2,885,053)
Other	1,671,827
Balance at December 31, 2011	600,384,950
Current service cost	3,103,256
Interest cost	54,464,782
Employee contributions	1,133,093
Actuarial (gains) losses	85,134,270
Foreign currency translation	(60,264,213)
Benefits paid	(47,235,456)
Past service cost	656,779
Others	352,551

Balance at December 31, 2012	637,730,012

As of December 31, 2012, out of the total amount of post-employment benefit obligations,6.52% is from defined benefit plans in Chilean companies (5.99% at December 31, 2011); 77.69% is from defined benefit plans in Brazilian companies (78.56% at December 31, 2011); 14.29% is from defined benefit plans in Colombian companies (14.17% at December 31, 2011); 1.14% is from defined benefit plans in Argentine subsidiaries (1.28% at December 31, 2011); and the remaining 0.36% is from defined benefit plans in Peruvian companies.

c)	Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Benefit Plan Assets	ThCh$
Opening balance at January 1, 2011	(377,239,859)
Expected return	(44,345,866)
Actuarial (gains) losses	29,912,014
Foreign currency translation	5,214,769
Employer contributions	(13,605,383)
Contributions paid	(1,252,638)
Benefits paid	35,179,075
Balance at December 31, 2011	(366,137,888)
Expected return	(34,379,133)
Actuarial (gains) losses	(85,384,376)
Foreign currency translation	73,137,727
Employer contributions	(1,133,093)
Contributions paid	(11,477,878)
Benefits paid	31,494,476

Balance at December 31, 2012	(393,880,165)

The benefit plan assets invested in equity and the Group’s own properties are as follows:

	12-31-2012	12-31-2011
	ThCh$	ThCh$

Equity instruments	3	5
Real estate	12,825,725	10,152,936

Total	12,825,728	10,152,941

d)	The main categories of benefit plan assets are as follows:

Category of Benefit Plan Assets	12-31-2012		12-31-2011
	ThCh$	%	ThCh$	%
Equity instruments (variable income)	52,904,778	13%	55,291,894	16%
Fixed income assets	295,967,203	75%	275,643,406	75%
Real estate investments	29,632,539	8%	20,653,101	6%
Other	15,375,645	4%	14,549,487	3%
Total	393,880,165	100%	366,137,888	100%

The expected rate of return on the benefit plan assets has been estimated considering the projections for financial markets of fixed and variable income instruments, and assuming that asset categories will have a weighting similar to that of the previous year. The average return on plan assets was 11.1% as of December 31, 2012.

e)	The total expense recognized in profit or loss with respect to the defined benefit plans as of December 31 and 2012, 2011 and 2010 are as follows:

Expense Recognized in Profit or Loss	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$
Normal service cost for defined benefits plan	3,103,256	4,355,454	4,455,159
Interest cost for defined benefits plan	54,464,782	57,048,714	52,703,379
Expected return on plan assets	(34,379,133)	(44,345,866)	(41,253,550)
Past service costs for defined benefits plan	656,779	4,385,031	-
Expenses recognized in Profit or Loss	23,845,684	21,443,333	15,904,988
Net actuarial (gains) losses	15,001,248	62,246,623	48,495,375
Total expense recognized in comprehensive income	38,846,932	83,689,956	64,400,363

23.3	Other disclosures

•	Actuarial assumptions:

As of December 31, 2012 and 2011, the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Brazil		Colombia		Argentina
	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011
Discount rates used	6.00%	6.50%	9.98%	10.50%	8.00%	8.50%	5.50%	5.50%
Expected return on plan assets	N/A	N/A	9.98%	11.10%	N/A	N/A	N/A	N/A
Expected rate of salary increases	3.00%	3.00%	7.61%	6.59%	3.5% - 4.0% - 4.5%	3.5% -4.0% - 4.5%	0.00%	0.00%
Mortality tables	RV -2004	RV-2004	AT 2000	AT 2000	RV 08	RV 08	RV 2004	RV 2004

•	Sensitivity:

As of December 31, 2012, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$59,772,523 (ThCh$54,571,512 as of December 31, 2011) if the rate rises and an increase of ThCh$71,631,961 (ThCh$65,049,753 as of December 31, 2011) if the rate falls.

•	Defined contribution:

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. As of December 31, 2012, the amounts recognized as expenses were ThCh$2,092,037 (ThCh$1,998,189 as December 2011 and ThCh$1,382,818 at December 2010).

•	Future disbursements:

The estimates available indicate that ThCh$24,714,981 will be disbursed for defined benefit plans over the next 12 months.

24. EQUITY

24.1	Equity attributable to shareholders of Enersis

24.1.1	Subscribed and paid capital and number of shares

Enersis S.A.’s share capital as of December 31, 2012 and 2011 was ThCh$2,824,882,835, divided into 32,651,166,465 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX). There has been no change in the numbers of shares as of December 30, 2012 and December 31, 2011.

Capital contributions made in 2003 and 1995 resulted in share premiums amounting to ThCh$125,881,577 and ThCh$32,878,071, respectively. The Chilean Companies Law permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

24.1.2	Dividends

The Enersis Board of Directors, at the Board Meeting held on February 26, 2010, agreed to propose to the General Shareholders Meeting, to be held on April 22, 2010, the distribution of a final dividend equivalent to 35.11% of the Company’s 2009 net income, at Ch$7.1 per share.

The aforementioned proposal modified the Company’s dividend policy for 2009, which allowed for distribution of an expected final dividend of 60% of the Company’s net income. This was disclosed as an Essential Event dated February 26, 2010. In the General Ordinary Shareholders’ Meeting held on April 22, 2010, the shareholders agreed to distribute the minimum mandatory dividend and an additional dividend amounting to Ch$7.1 per share. This dividend was partially paid during 2009 (interim dividend No. 80) and the remaining Ch$4.64323 per share was paid on May 6, 2010 (final dividend No. 81).

The Board agreed to establish a dividend policy for 2010 amounting to 60% of 2010 net income.

The Enersis Board, at its Ordinary Session held on October 27, 2010, unanimously agreed to pay an interim dividend on January 27, 2011 of Ch$1.57180 per share out of 2010 net income and corresponding to 15% of the Company’s net income as of September 30, 2010.

At the Ordinary Shareholders’ Meeting held on April 26, 2011, it was unanimously agreed to pay a minimum obligatory dividend (partially paid through interim dividend No. 82) and an additional dividend totaling Ch$7.44578. Given that the interim dividend No. 82 had already been paid, distribution and payment of the balance of final dividend No. 83 totaling Ch$5.87398 per share was made from May 12, 2011 onwards.

The foregoing constitutes a modification to the Company’s 2010 dividend policy, which considered payment of the interim dividend in December.

The Enersis Board, at its Ordinary Session held on November 30, 2011, unanimously agreed to distribute an interim dividend of Ch$1.46560 per share on January 27, 2012 to be charged against the 2011 fiscal year net income; the amount to be distributed amounts to 15% of the liquid profits calculated as of September 30, 2011.

On February 29, 2012, the Enersis Board agreed, by a unanimous vote of the Directors present, to propose at the Enersis S.A. Ordinary Shareholders’ Meeting that the same percentage of profits be distributed as in the previous year, that is, 50% of the Company’s net profits. For this fiscal year, that percentage is the equivalent of Ch$5.7497 per share, from which the interim dividend of Ch$1.46560 per share paid in January 2012 will be deducted. Therefore, the final dividend amount distributed to shareholders will be Ch$4.2841 per Company share. This is a change from the previous dividend policy, which contemplated distributing 55% of the Company’s liquid profits in dividends.

At the Ordinary Shareholders Meeting held on April 26, 2012, it was agreed to distribute a minimum obligatory dividend (partially covered by interim dividend No. 84) and an additional dividend totaling Ch$5.74970. Since interim dividend 84 had already been paid, the remaining Ch$4.28410 per share was distributed and paid as final dividend No. 85.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

On November 29, 2012, the Directors present at the meeting of the Board voted unanimously to distribute interim dividend 86 of Ch$1.21538 per share on January 25, 2013, to be charged against fiscal year 2012 results. This corresponds to 15% of the company’s net income calculated as of September 30, 2012, in accordance with the company’s current dividend policy.

The following table details the dividends paid in the last six years:

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
72	Final	04-20-2005	0.41654	2004
73	Final	04-03-2006	1.00000	2005
74	Interim	12-26-2006	1.11000	2006
75	Final	05-23-2007	4.89033	2006
76	Interim	12-27-2007	0.53119	2007
77	Final	04-30-2008	3.41256	2007
78	Interim	12-19-2008	1.53931	2008
79	Final	05-12-2009	4.56069	2008
80	Interim	12-17-2009	2.45677	2009
81	Final	05-06-2010	4.64323	2009
82	Interim	01-27-2011	1.57180	2010
83	Final	05-12-2011	5.87398	2010
84	Interim	01-27-2012	1.46560	2011
85	Final	05-09-2012	4.28410	2011
86	Interim	01-25-2013	1.21538	2012

24.2	Foreign currency translation

The following table details translation adjustments, net of taxes and non-controlling interests, in the consolidated statement of financial position and the consolidated statement of change in equity as of December 31, 2012, 2011, and 2010:

Foreign Currency Translation	12-31-2012	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$
Empresa Distribuidora Sur S.A.	(68,251,285)	(72,109,861)	(71,531,480)
Ampla Energía E Serviços S.A.	52,686,506	125,398,489	131,368,333
Ampla Investimentos E Serviços S.A.	3,513,918	1,047,218	2,457,495
Compañía Distribuidora y Comercializadora de Energía S.A.	22,285,125	20,185,717	8,383,309
Edelnor	6,517,665	10,327,272	(10,033,638)
Investluz S.A.	(5,725,690)	3,630,372	3,645,236
Endesa Brasil S.A.	(104,168,848)	20,839,624	32,580,194
Central Costanera S.A.	(2,677,497)	(6,301,808)	(6,826,288)
Gas Atacama S.A.	(646,559)	3,979,726	(2,013,576)
Emgesa S.A. E.S.P.	53,834,515	51,141,069	38,858,582
Hidroelectrica El Chocon S.A.	(19,040,997)	(9,846,088)	(10,306,187)
Generandes Peru S.A.	24,592,212	28,938,192	766,900
Grupo Synapsis	-	-	(1,148,937)
Grupo CAM	-	-	(2,087,946)
Others	(3,639,124)	(607,254)	(833,107)
TOTAL	(40,720,059)	176,622,668	113,278,890

24.3	Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a sound financial position.

24.4	Restrictions on subsidiaries’ transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Enersis. The Group’s restricted net assets as of December 31, 2012 from its subsidiaries Endesa Chile, Ampla Energía, Coelce, and Edelnor totaled ThCh$979,300,704, ThCh$351,933,559, ThCh$40,774,692, and ThCh$90,012,607, respectively.

24.5	Other reserves

Other reserves within Equity attributable as of shareholders of Enersis of December 31, 2012, 2011, and 2010 are as follows:

	Balance at January 1, 2012	Changes 2012	Balance at December 31, 2012
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	176,622,668	(217,342,727)	(40,720,059)
Cash flow hedges	(310,265)	27,904,293	27,594,028
Remeasurement of available-for-sale financial assets	13,836	(189)	13,647
Miscellaneous other reserves	(1,497,208,996)	(801,373)	(1,498,010,369)
TOTAL	(1,320,882,757)	(190,239,996)	(1,511,122,753)

	Balance at January 1, 2011	Changes 2011	Balance at December 31, 2011
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	113,278,890	63,343,778	176,622,668
Cash flow hedges	40,783,463	(41,093,728)	(310,265)
Remeasurement of available-for-sale financial assets	41,825	(27,989)	13,836
Miscellaneous other reserves	(1,505,891,534)	8,682,538	(1,497,208,996)
TOTAL	(1,351,787,356)	30,904,599	(1,320,882,757)

	Balance at January 1, 2010	Changes 2010	Balance at December 31, 2010
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	196,973,210	(83,694,320)	113,278,890
Cash flow hedges	26,100,491	14,682,972	40,783,463
Remeasurement of available-for-sale financial assets	41,699	126	41,825
Miscellaneous other reserves	(1,505,891,534)	-	(1,505,891,534)
TOTAL	(1,282,776,134)	(69,011,222)	(1,351,787,356)

•	Translation reserves: These arise primarily from exchange differences relating to:

-	Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3); and
-	Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.c).

•	Cash flow hedging reserves:

These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (Note 3.g.4. and 3.m).

•	Other miscellaneous reserves

Other miscellaneous reserves include the following:

(i) In accordance with Official Bulletin No. 456 of the SVS, accumulated price level restatements related to paid-in capital since our transition to IFRS 1 on January 1, 2004 through December 31, 2008.

Note that despite the fact that the Company adopted IFRS as its accounting standards as of January 1, 2009, the January 1, 2004 transition date disclosed previously was that used by the our parent company Endesa, S.A. in its transition to IFRS. This applies the exemption provided for this purpose in IFRS 1, “First-time adoption.”

(ii)     Translation differences existing at the date of transition to IFRS (exemption IFRS 1 “First-time adoption”).

(iii)    Reserves arising from transactions between entities under common control, mainly explained by the creation of the Endesa Brasil Holding in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

24.6	Non-controlling interests

The negative change reflected in the line item “Increase (decrease) from transfers and other changes” in the Statement of Changes in Net Equity is explained in the two periods primarily by non-controlling interests in the dividends declared by the consolidated companies.

24.7	Capital increase

At Enersis’ Extraordinary Shareholders’ Meeting held on December 20, 2012, a capital increase was approved by a very large majority of the shareholders with voting rights in attendance (86%), equivalent to 81.94% of the company’s total voting shares.

This capital increase has the following characteristics:

a)	A total amount of Ch$$2,844,397,889,381 (Chilean pesos) divided into 16,441,606,297 ordinary nominative shares, non-preferred, with no par value, and of a single series was approved.
b)	Endesa España’s non-monetary contribution to Enersis will be for a total of Ch$1,724,400,000,034 corresponding to 9,967,630,058 Enersis shares at Ch$173 Chilean pesos per share.
c)	The contribution from Minority interests was set at Ch$173 Chilean pesos per share to be issued as a result of this capital increase.

The shareholders approved the terms of the aforementioned capital increase as a related company operation under market conditions and in the best interests of the company, complying with the requirements of Law 18,046, Article 147.

25.	REVENUES

The detail of revenues presented in the Statement of Comprehensive Income for the periods ended December 31, 2012, 2011, and 2010 is as follows:

Revenues	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Energy sales (1)	5,793,163,853	5,805,296,274	5,653,724,917

Other sales	20,348,542	31,746,174	50,570,774
Sale of metering equipment	2,588,881	2,229,019	2,621,293
Sale of products and services	17,759,661	29,517,155	47,949,481

Revenue from other services	446,796,834	417,209,641	474,934,133
Tolls and transmission	319,135,832	249,719,988	182,638,100
Metering equipment leases	4,653,801	6,540,680	9,646,546
Public lighting	32,613,523	27,583,293	31,092,463
Verifications and connections	13,653,352	15,605,137	14,106,659
Engineering and consulting services	17,620,795	11,896,382	39,313,843
Other services	59,119,531	105,864,161	198,136,522

Total operating revenue	6,260,309,229	6,254,252,089	6,179,229,824

Other Operating Income	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Revenue from construction contracts	151,969,334	179,051,253	252,401,048
Mutual support	32,822,150	25,188,962	23,287,510
Third party services to own and third party fixtures	11,952,534	8,693,287	10,611,783
Leases	1,202,395	765,055	699,787
Sale of new businesses	12,824,744	12,619,489	11,380,343
Other revenue (2)	106,586,928	54,310,209	85,970,818

Total other income	317,358,085	280,628,255	384,351,289

(1) Includes ThCh$29,217,154 in 2012 from agreements corresponding to reconciliation, termination of arbitration, and settling of prices between Endesa Chile and CMPC.

(2) During the 2012 fiscal year, the Company recognized ThCh$2,239,336 (ThCh$7,273,992 in 2011 and ThCh$22,225,795 in 2010) related to the activation of the insurance policy covering the Central Bocamina I for business interruption, as well as ThCh$52,817,785 from the activation of the policy covering lost revenue from the Bocamina II Plant when that plant was not in operation (ALOP). Both were a consequence of the earthquake that occurred in Chile on February 27, 2010 and damaged those plants [see Note 15 d) vi)].

26.	RAW MATERIALS AND CONSUMABLES USED

Raw materials and consumables used presented in profit or loss for the periods December 31, 2012, 2011, and 2010 is as follows:

Raw Materials and Consumables Used	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Energy purchases	(1,855,330,312)	(1,762,818,298)	(1,554,714,636)
Fuel consumption	(782,263,736)	(742,639,363)	(672,038,103)
Transportation costs	(469,848,829)	(393,991,121)	(405,983,092)
Costs from construction contracts	(151,969,334)	(179,051,253)	(252,401,048)
Other raw materials and consumables	(457,713,276)	(459,934,694)	(636,509,375)

Total	(3,717,125,487)	(3,538,434,729)	(3,521,646,254)

27.	EMPLOYEE BENEFITS EXPENSES

Employee expenses recognized in profit or loss for de periods December 31, 2012, 2011, and 2010 is as follows:

Employee Benefits Expense	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Wages and salaries	(301,116,418)	(277,553,004)	(295,339,462)
Post-employment benefit obligations expense	(5,852,072)	(6,353,643)	(5,837,977)
Social security and other contributions	(106,722,394)	(92,915,099)	(63,391,743)
Other employee expenses	(2,654,256)	(1,730,380)	(10,108,831)

Total	(416,345,140)	(378,552,126)	(374,678,013)

28.	DEPRECIATION, AMORTIZATION, AND IMPAIRMENT LOSSES

Depreciation, amortization, and impairment losses recognized in profit or loss for de periods December 31, 2012, 2011, and 2010 is as follows:

	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Depreciation	(340,383,481)	(322,218,490)	(338,040,266)
Amortization	(102,471,242)	(102,681,546)	(110,977,009)

Subtotal	(442,854,723)	(424,900,036)	(449,017,275)
Reversal (losses) from impairment (*)	(43,105,193)	(136,157,459)	(108,373,429)

Total	(485,959,916)	(561,057,495)	(557,390,704)

(*) Impairment Losses	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Financial assets (see Note 7c)	(33,173,360)	(18,649,480)	(95,391,111)
Assets and disposal groups held for sale (see Note 11)	-	-	(14,881,960)
Goodwill (see Note 14)	-	(14,379,823)	-
Infrastructure (see Note 15 x)	(12,578,098)	(106,449,843)	(1,340,235)
Reversal of provision for investment properties (see Note 16)	2,646,265	3,321,687	3,239,877

Total	(43,105,193)	(136,157,459)	(108,373,429)

29.	OTHER EXPENSES

Other miscellaneous operating expenses as of December 31, 2012, 2011, and 2010 is as follows:

Other Expenses	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Other supplies and services	(65,075,819)	(95,222,224)	(130,232,972)
Professional, outsourced, and other services	(213,336,835)	(180,880,189)	(113,944,110)
Repairs and maintenance	(93,522,392)	(89,045,849)	(69,199,458)
Indemnities and fines	(26,120,741)	(14,733,175)	(41,316,694)
Taxes and charges	(24,734,526)	(90,333,630)	(26,456,298)
Insurance premiums	(23,994,238)	(20,745,032)	(19,147,361)
Leases and rental costs	(18,905,120)	(17,042,089)	(16,980,825)
Marketing, public relations, and advertising	(7,991,376)	(10,316,261)	(16,207,055)
Other supplies	(23,758,539)	(10,929,579)	(9,240,977)
Travel expenses	(7,981,802)	(6,428,292)	(4,306,510)
Environmental expenses	(4,704,522)	(5,022,077)	(3,402,509)

Total	(510,125,910)	(540,698,397)	(450,434,769)

30.	OTHER GAINS (LOSSES)

Other gains (losses) as of December 31, 2012, 2011, and 2010 is as follows:

Other Gains (Losses)	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Investment sales, Cam Group and Synapsis (*)	-	(10,733,882)	272,686
Land sales	9,191,493	3,766,963	8,381,710
Other assets	5,639,981	2,152,625	3,329,038

Total	14,831,474	(4,814,294)	11,983,434

(*) Includes foreign currency translation differences of ThCh$(3,236,883).

31.	FINANCIAL RESULTS

Financial income and costs as of December 31, 2012, 2011, and 2010 is as follows:

Financial Income	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Income from cash and cash equivalents	61,202,506	76,186,468	68,144,673
Income from expected return on plan assets (Brazil)	34,379,133	44,345,866	41,253,550
Other financial income	54,406,600	108,760,948	58,806,208
Income from other financial assets (1)	114,720,996	4,319,587	3,032,517

Total	264,709,235	233,612,869	171,236,948

Financial Costs	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Financial Costs	(453,447,437)	(465,411,363)	(438,358,251)

Bank loans	(43,179,075)	(57,873,580)	(64,983,625)
Secured and unsecured obligations	(204,574,008)	(212,931,127)	(193,181,616)
Financial leasing	(3,281,822)	(2,937,215)	(3,056,546)
Valuation of financial derivatives	(19,030,050)	(23,723,865)	(19,034,198)
Financial provisions	(47,191,100)	(35,959,378)	(21,006,595)
Post-employment benefit obligations	(54,464,782)	(57,048,714)	(52,703,379)
Capitalized borrowing costs	26,477,369	35,945,738	15,137,380
Other financial costs	(108,203,969)	(110,883,222)	(99,529,672)

Gain (loss) from indexed assets and liabilities (*)	(12,681,628)	(25,092,203)	(15,055,706)

Foreign currency exchange differences, net (**)	(14,768,878)	20,305,690	11,572,474

Total Financial Costs	(480,897,943)	(470,197,876)	(441,841,483)

Total Financial Results	(216,188,708)	(236,585,007)	(270,604,535)

(1) Includes ThCh$112,274,835 in 2012 from reclassification and remeesurened of the IFRIC 12 to financial investments (see Note 6).

The effects on Financial Results from exchange differences and the application of indexed assets and liabilities originated from the following:

Results from Indexed Assets and Liabilities (*)	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Cash and cash equivalents	19,201	5,798	-
Other financial assets	5,629,466	8,659,909	5,270,820
Other non-financial assets	1,425	1,912	922,841
Trade and other accounts receivable	181,103	63,114	(391,383)
Current tax assets and liabilities	2,590,732	2,188,305	1,693,677
Other financial liabilities (financial debt and derivative instruments)	(21,849,406)	(35,864,236)	(22,386,567)
Trade and other accounts payable	272,244	159,833	146,406
Other provisions	(163,246)	(281,472)	(49,233)
Other non-financial liabilities	636,853	(25,366)	(262,267)

Total	(12,681,628)	(25,092,203)	(15,055,706)

Exchange Differences (**)	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Cash and cash equivalents	(2,517,811)	5,095,502	2,352,414
Other financial assets	6,021,281	6,146,671	15,284,485
Other non-financial assets	113,953	9,102,795	(3,281,851)
Trade and other accounts receivable	(1,712,212)	17,354,961	(14,400,873)
Current tax assets and liabilities	(4,910)	175,066	34,249
Other financial liabilities (financial debt and derivative instruments)	(17,196,956)	(11,293,585)	(373,873)
Trade and other accounts payable	1,353,385	(5,476,285)	15,576,463
Other non-financial liabilities	(825,608)	(799,435)	(3,618,540)

Total	(14,768,878)	20,305,690	11,572,474

32.	INCOME TAX

The following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” and the income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income for the 2012, 2011, and 2010 fiscal years:

Income Tax	Balance at
	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Current tax expense	(441,946,162)	(458,621,881)	(397,519,578)
Tax benefit from tax assets not previously recognized (credits and/or benefits on current tax)	68,352,902	42,545,139	51,094,799
Adjustments to current tax from the previous period	627,769	(882,687)	(2,869,081)
Other current tax expense	(988,028)	(301,441)	(2,597,705)

Current tax expense, net	(373,953,519)	(417,260,870)	(351,891,565)

Deferred tax income (expense)from origination and reversal of temporary differences	(28,092,513)	(43,612,506)	7,335,286
Deferred tax (income) or expense from tax rate changes or new taxes (*)	(9,845,202)	148,137	(1,450,689)
Other deferred tax expense	-	(111,453)	-

Deferred tax income (expense), net	(37,937,715)	(43,575,822)	5,884,597

Effect of changes in the tax status of the entity or its shareholders	-	-	-

Income tax income (expense)	(411,891,234)	(460,836,692)	(346,006,968)

The principal temporary differences are detailed in Note 17a.

Reconciliation of Tax Expense	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$

Tax expense using statutory rate (20%)	(261,090,642)	(266,675,462)	(245,938,215)
Tax effect of rates in other jurisdictions	(137,437,336)	(117,057,673)	(159,695,526)
Tax effect of non-taxable revenues	75,083,835	51,007,579	44,357,904
Tax effect of non-tax-deductible expenses	(117,963,860)	(106,636,806)	(9,065,332)
Tax effect from change in tax rate (*)	(9,845,202)	148,137	(1,450,689)
Tax effect of over-provided tax in previous period	627,769	(882,687)	(2,869,081)
Price level restatement for tax purposes (investments and equity)	38,734,202	(20,739,780)	28,653,971
Total adjustments to tax expense using statutory rate	(150,800,592)	(194,161,230)	(100,068,753)

Income tax	(411,891,234)	(460,836,692)	(346,006,968)

(*) On July 29, 2010, Law No. 20,455 was passed in Chile, “Modifying different laws to obtain funds to finance the reconstruction of the country.” This law, which was published in the Diario Oficial (Official Gazette) on July 31, 2010, included a temporary First Category tax increase for the 2011 and 2012 business years (to 20% and 18.5%, respectively), with a return to the 17% tax rate for 2013.

Then, on September 27, 2012, Law No. 20,630, which modifies Chilean tax law to finance education reform, was published in the Diario Oficial (Official Gazette). Among other changes, this law increased the First Category tax rate from 18.5% to 20% starting in the 2012 business year

33.	SEGMENT INFORMATION

33.1	Segmentation criteria

The Group’s activities are organized primarily around its core businesses: electric energy generation, transmission, and distribution. On that basis, the Group has established two major business lines.

In addition, segment information has been organized by the geographical areas in which the Group operates:

• Chile

• Argentina

• Brazil

• Peru

• Colombia

Given that the Group’s corporate organization basically matches its business organization and, therefore, the segments organization, the following segment information is based on the financial information of the companies forming each segment.

The following tables present the segment information for the 2012, 2011, and 2010 fiscal years.

33.2	Generation, distribution, and others

Line of Business	Generation		Distribution		Eliminations and Others		Total
ASSETS	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	1,013,418,718	1,212,585,323	972,698,943	1,007,409,597	368,400,772	305,970,088	2,354,518,433	2,525,965,008
Cash and cash equivalents	351,175,599	552,738,084	227,349,107	298,945,821	278,855,312	368,237,363	857,380,018	1,219,921,268
Other current financial assets	58,019,211	914,209	47,888,142	25,011	88,593,445	-	194,500,798	939,220
Other current non-financial assets	32,543,209	31,292,979	71,060,646	38,792,524	2,315,912	2,380,809	105,919,767	72,466,312
Trade and other current receivables	264,449,963	355,609,508	590,560,176	610,324,178	14,194,427	11,668,702	869,204,566	977,602,388
Accounts receivable from related companies	80,522,375	130,673,380	3,840,971	7,215,786	(51,334,435)	(102,606,574)	33,028,911	35,282,592
Inventories	65,683,582	55,906,768	13,480,478	16,354,914	4,315,433	5,663,862	83,479,493	77,925,544
Current tax assets	161,024,779	85,450,395	18,519,423	35,751,363	31,460,678	20,625,926	211,004,880	141,827,684

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	6,143,596,315	6,154,273,562	4,638,627,634	4,778,151,088	181,091,258	275,481,094	10,963,315,207	11,207,905,744
Other non-current financial assets	33,402,903	13,598,337	378,529,672	2,826,723	27,183,342	20,930,001	439,115,917	37,355,061
Other non-current non-financial assets	26,383,971	28,731,435	61,314,310	80,741,831	123,850	27,842	87,822,131	109,501,108
Non-current receivables	150,483,725	175,400,312	51,808,642	267,256,936	685,326	671,202	202,977,693	443,328,450
Non-current accounts receivable from related companies	-	(1,863,216)	99,044	117,946	(99,044)	1,745,270	-	-
Investments accounted for using the equity method	595,392,564	591,668,155	510,762,349	503,610,981	(1,093,978,229)	(1,082,085,874)	12,176,684	13,193,262
Intangible assets other than goodwill	49,214,509	35,332,818	1,139,014,116	1,417,846,070	14,906,949	14,219,326	1,203,135,574	1,467,398,214
Goodwill	101,760,013	106,399,041	110,434,834	129,382,377	1,187,681,742	1,240,622,708	1,399,876,589	1,476,404,126
Property, plant, and equipment, net	5,034,784,953	5,068,294,024	2,217,433,639	2,180,696,470	(8,598,383)	(6,259,488)	7,243,620,209	7,242,731,006
Investment property	-	-	-	-	46,922,970	38,055,889	46,922,970	38,055,889
Deferred tax assets	152,173,677	136,712,656	169,231,028	195,671,754	6,262,735	47,554,218	327,667,440	379,938,628

TOTAL ASSETS	7,157,015,033	7,366,858,885	5,611,326,577	5,785,560,685	549,492,030	581,451,182	13,317,833,640	13,733,870,752

	Generation		Distribution		Eliminations and Others		Total
LIABILITIES AND EQUITY	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	1,229,989,919	1,150,249,283	1,351,754,251	1,394,053,750	(200,631,935)	(83,769,398)	2,381,112,235	2,460,533,635
Other current financial liabilities	416,888,973	365,375,002	238,078,498	292,160,116	15,214,737	14,547,220	670,182,208	672,082,338
Trade and other current payables	370,500,603	380,701,746	779,661,721	774,128,579	63,097,411	80,234,134	1,213,259,735	1,235,064,459
Accounts payable to related companies	301,401,943	234,167,088	139,176,662	126,083,948	(293,751,194)	(203,073,398)	146,827,411	157,177,638
Other short-term provisions	39,720,320	36,030,224	44,316,361	43,227,192	7,094,014	20,445,238	91,130,695	99,702,654
Current tax liabilities	91,149,629	122,601,990	76,419,202	110,935,913	5,567,879	2,315,339	173,136,710	235,853,242
Current provisions for employee benefits	-	-	-	-	-	-	-	-
Other current non-financial liabilities	10,328,451	11,373,233	74,101,807	47,518,002	2,145,218	1,762,069	86,575,476	60,653,304

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	2,040,272,104	2,231,327,095	1,436,704,775	1,572,059,394	495,975,948	573,796,771	3,972,952,827	4,377,183,260
Other non-current financial liabilities	1,545,210,455	1,755,575,529	824,212,315	952,894,143	558,697,099	562,885,621	2,928,119,869	3,271,355,293
Other non-current payables	175,898	243,234	14,081,540	14,060,817	-	556	14,257,438	14,304,607
Accounts payable to related companies	7,114,225	81,953	-	-	(7,114,225)	(81,953)	-	-
Other long-term provisions	26,347,451	20,833,139	144,386,384	181,636,893	6,345,154	103,609	177,078,989	202,573,641
Deferred tax liabilities	368,906,755	341,568,310	196,503,392	162,528,439	(46,384,101)	4,341,506	519,026,046	508,438,255
Non-current provisions for employee benefits	39,720,916	36,504,909	218,519,259	234,826,662	6,827,714	6,194,442	265,067,889	277,526,013
Other non-current non-financial liabilities	52,796,404	76,520,021	39,001,885	26,112,440	(22,395,693)	352,990	69,402,596	102,985,451

EQUITY	3,886,753,010	3,985,282,507	2,822,867,551	2,819,447,541	254,148,017	91,423,809	6,963,768,578	6,896,153,857
Equity attributable to shareholders of Enersis	3,886,753,010	3,985,282,507	2,822,867,551	2,819,447,541	254,148,017	91,423,809	3,893,798,571	3,895,728,606
Issued capital	1,488,171,918	1,752,890,037	829,508,479	1,010,886,630	507,202,438	61,106,168	2,824,882,835	2,824,882,835
Retained earnings	1,890,441,860	1,838,419,172	1,283,404,467	957,047,345	(752,567,486)	(562,497,637)	2,421,278,841	2,232,968,880
Share premium	206,008,557	-	4,180,489	-	(51,429,398)	158,759,648	158,759,648	158,759,648
Other reserves	302,130,675	393,973,298	705,774,116	851,513,566	550,942,463	434,055,630	(1,511,122,753)	(1,320,882,757)

Non-controlling interests	-	-	-	-	-	-	3,069,970,007	3,000,425,251

TOTAL LIABILITIES AND EQUITY	7,157,015,033	7,366,858,885	5,611,326,577	5,785,560,685	549,492,030	581,451,182	13,317,833,640	13,733,870,752

	Generation			Distribution			Eliminations and Others			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
REVENUE	2,727,263,010	2,700,026,218	2,780,604,080	4,460,244,983	4,447,427,469	4,392,625,917	(609,840,679)	(612,573,343)	(609,648,884)	6,577,667,314	6,534,880,344	6,563,581,113
Sales	2,659,632,536	2,681,583,403	2,735,336,937	4,217,769,377	4,187,214,704	4,053,333,247	(617,092,684)	(614,546,018)	(609,440,360)	6,260,309,229	6,254,252,089	6,179,229,824
Energy sales	2,519,046,562	2,587,301,858	2,599,487,673	3,854,175,793	3,830,011,900	3,754,753,999	(580,058,502)	(612,017,484)	(700,516,755)	5,793,163,853	5,805,296,274	5,653,724,917
Other sales	9,891,453	10,642,489	15,262,308	11,735,865	8,391,707	9,220,770	8,438,089	12,711,978	26,087,696	30,065,407	31,746,174	50,570,774
Other services rendered	130,694,521	83,639,056	120,586,956	351,857,719	348,811,097	289,358,478	(45,472,271)	(15,240,512)	64,988,699	437,079,969	417,209,641	474,934,133

Other operating revenue	67,630,474	18,442,815	45,267,143	242,475,606	260,212,765	339,292,670	7,252,005	1,972,675	(208,524)	317,358,085	280,628,255	384,351,289

SUPPLIES AND SERVICES	(1,459,307,267)	(1,272,985,092)	(1,300,760,188)	(2,883,450,602)	(2,904,965,972)	(2,861,855,754)	625,632,382	639,516,335	640,969,688	(3,717,125,487)	(3,538,434,729)	(3,521,646,254)
Energy purchases	(359,323,987)	(272,699,080)	(264,194,654)	(2,076,163,493)	(2,099,527,411)	(1,988,241,950)	580,157,168	609,408,193	697,721,968	(1,855,330,312)	(1,762,818,298)	(1,554,714,636)
Fuel consumption	(782,255,866)	(742,631,157)	(672,030,596)	-	-	-	(7,870)	(8,206)	(7,507)	(782,263,736)	(742,639,363)	(672,038,103)
Transport expenses	(245,278,912)	(210,422,135)	(233,134,592)	(272,879,404)	(228,281,706)	(216,929,666)	48,309,487	44,712,720	44,081,166	(469,848,829)	(393,991,121)	(405,983,092)
Other miscellaneous supplies and services	(72,448,502)	(47,232,720)	(131,400,346)	(534,407,705)	(577,156,855)	(656,684,138)	(2,826,403)	(14,596,372)	(100,825,939)	(609,682,610)	(638,985,947)	(888,910,423)

CONTRIBUTION MARGIN	1,267,955,743	1,427,041,126	1,479,843,892	1,576,794,381	1,542,461,497	1,530,770,163	15,791,703	26,942,992	31,320,804	2,860,541,827	2,996,445,615	3,041,934,859

Infrastructure work	13,476,347	6,404,803	688,024	35,377,340	39,331,002	34,742,737	-	4,437,307	9,438,604	48,853,687	50,173,112	44,869,365
Employee expenses	(118,485,904)	(84,624,505)	(76,018,545)	(265,751,973)	(252,417,780)	(215,810,871)	(32,107,263)	(41,509,841)	(82,848,597)	(416,345,140)	(378,552,126)	(374,678,013)
Other fixed operating expenses	(126,226,860)	(148,540,710)	(109,570,881)	(387,022,650)	(389,777,503)	(366,421,018)	3,123,600	(2,380,184)	25,557,129	(510,125,910)	(540,698,397)	(450,434,770)

GROSS OPERATING RESULT	1,036,719,326	1,200,280,714	1,294,942,490	959,397,098	939,597,216	983,281,011	(13,191,960)	(12,509,726)	(16,532,060)	1,982,924,464	2,127,368,204	2,261,691,441

Depreciation and amortization expense	(235,633,898)	(205,906,910)	(244,848,894)	(260,150,321)	(347,074,905)	(291,545,800)	9,824,303	(8,075,680)	(20,996,010)	(485,959,916)	(561,057,495)	(557,390,704)

OPERATING INCOME	801,085,428	994,373,804	1,050,093,596	699,246,777	592,522,311	691,735,211	(3,367,657)	(20,585,406)	(37,528,070)	1,496,964,548	1,566,310,709	1,704,300,737

FINANCIAL RESULT	(144,688,843)	(96,533,304)	(139,201,816)	(46,679,711)	(114,211,524)	(94,631,362)	(24,820,154)	(25,840,179)	(36,771,357)	(216,188,708)	(236,585,007)	(270,604,535)
Financial income	38,804,106	88,970,416	27,878,995	215,787,202	127,716,519	132,691,391	10,117,927	16,925,934	10,666,562	264,709,235	233,612,869	171,236,948
Financial expenses	(170,216,457)	(187,258,748)	(178,031,427)	(265,607,111)	(242,555,022)	(227,390,652)	(17,623,869)	(35,597,593)	(32,936,172)	(453,447,437)	(465,411,363)	(438,358,251)
Gain (loss) from indexed assets and liabilities	(710,227)	(5,369,555)	(2,885,747)	1,204,984	42,067	153,805	(13,176,385)	(19,764,715)	(12,323,764)	(12,681,628)	(25,092,203)	(15,055,706)
Foreign currency exchange differences	(12,566,265)	7,124,583	13,836,363	1,935,214	584,912	(85,906)	(4,137,827)	12,596,195	(2,177,983)	(14,768,878)	20,305,690	11,572,474
Positive	20,648,464	36,535,322	59,331,363	3,704,945	4,951,758	7,255,856	24,407,877	39,385,744	24,744,149	48,761,286	80,872,824	91,331,368
Negative	(33,214,729)	(29,410,739)	(45,495,000)	(1,769,731)	(4,366,846)	(7,341,762)	(28,545,704)	(26,789,549)	(26,922,132)	(63,530,164)	(60,567,134)	(79,758,894)

Share of the profit (loss) from associates accounted for using the equity method	9,845,902	8,215,763	811,855	310	468	911	(310)	249,673	202,973	9,845,902	8,465,904	1,015,739
Gain (loss) from other investments	657,026	1,038,160	234,251	80,290	70	-	-	-	38,435	737,316	1,038,230	272,686
Gain (loss) on the sale of property, plant, and equipment	735,259	975,577	1,631,416	987,306	(313,790)	1,365,276	12,371,593	(6,514,311)	8,714,057	14,094,158	(5,852,524)	11,710,749

NET INCOME BEFORE TAX	667,634,772	908,070,000	913,569,302	653,634,972	477,997,535	598,470,036	(15,816,528)	(52,690,223)	(65,343,962)	1,305,453,216	1,333,377,312	1,446,695,376

Income tax	(211,488,549)	(255,341,927)	(197,493,560)	(213,455,380)	(200,528,618)	(141,600,737)	13,052,695	(4,966,147)	(6,912,671)	(411,891,234)	(460,836,692)	(346,006,968)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	456,146,223	652,728,073	716,075,742	440,179,592	277,468,917	456,869,299	(2,763,833)	(57,656,370)	(72,256,633)	893,561,982	872,540,620	1,100,688,408
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	456,146,223	652,728,073	716,075,742	440,179,592	277,468,917	456,869,299	(2,763,833)	(57,656,370)	(72,256,633)	893,561,982	872,540,620	1,100,688,408

NET INCOME ATTRIBUTABLE TO	456,146,223	652,728,073	716,075,742	440,179,592	277,468,917	456,869,299	(2,763,833)	(57,656,370)	(72,256,633)	893,561,982	872,540,620	1,100,688,408
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	377,350,521	375,471,254	486,226,814
Non-controlling interests	-	-	-	-	-	-	-	-	-	516,211,461	497,069,366	614,461,594

33.3	Countries

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	831,919,458	1,117,076,586	140,651,609	198,804,567	742,319,957	680,639,176	528,267,777	439,170,846	154,280,243	138,640,931	(42,920,611)	(48,367,098)	2,354,518,433	2,525,965,008
Cash and cash equivalents	257,595,771	588,127,702	20,619,433	43,522,761	195,713,589	277,962,207	320,342,460	268,253,856	63,108,765	42,054,742	-	-	857,380,018	1,219,921,268
Other current financial assets	3,865	47,504	248,729	143,638	143,275,069	-	50,921,259	699,517	51,876	48,561	-	-	194,500,798	939,220
Other current non-financial assets	11,275,320	8,430,910	1,207,678	2,444,742	72,727,847	43,310,737	13,799,808	13,185,071	6,909,114	5,094,852	-	-	105,919,767	72,466,312
Trade and other current receivables	315,294,444	338,292,487	70,793,684	108,345,327	291,578,428	318,551,280	123,660,742	137,785,949	66,634,074	73,975,674	1,243,194	651,671	869,204,566	977,602,388
Accounts receivable from related companies	31,805,819	49,976,938	33,308,107	34,084,870	11,804,423	-	239,701	30,857	34,666	208,696	(44,163,805)	(49,018,769)	33,028,911	35,282,592
Inventories	42,118,709	37,057,881	6,392,567	4,921,951	659,321	1,266,810	17,026,589	17,676,019	17,282,307	17,002,883	-	-	83,479,493	77,925,544
Current tax assets	173,825,530	95,143,164	8,081,411	5,341,278	26,561,280	39,548,142	2,277,218	1,539,577	259,441	255,523	-	-	211,004,880	141,827,684

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	7,726,466,170	7,893,250,054	586,838,081	593,346,110	3,338,211,800	3,805,276,862	2,541,027,789	2,353,927,049	1,243,142,279	1,246,563,957	(4,472,370,912)	(4,684,458,288)	10,963,315,207	11,207,905,744
Other non-current financial assets	58,719,191	32,942,181	194,354	161,140	375,250,800	27,818	1,243,527	1,214,684	3,708,045	3,009,238	-	-	439,115,917	37,355,061
Other non-current non-financial assets	414,689	599,529	1,833,586	1,984,737	83,997,877	106,916,842	1,710,515	-	-	-	(134,536)	-	87,822,131	109,501,108
Non-current receivables	7,548,389	4,531,190	146,227,334	151,690,773	35,809,875	273,379,275	13,392,095	13,727,212	-	-	-	-	202,977,693	443,328,450
Non-current accounts receivable from related companies	5,712,830	6,179,892	-	-	32,432,608	44,861,006	-	-	-	-	(38,145,438)	(51,040,898)	-	-
Investments accounted for using the equity method	4,494,808,784	4,681,940,902	58,167,386	4,727,255	1,042,410,728	1,217,587,204	1,716	76	51,856,847	49,887,780	(5,635,068,777)	(5,940,949,955)	12,176,684	13,193,262
Intangible assets other than goodwill	38,128,352	40,438,658	3,460,809	3,649,971	1,104,062,844	1,375,676,408	44,835,547	44,330,454	12,648,022	3,302,723	-	-	1,203,135,574	1,467,398,214
Goodwill	2,311,535	2,312,632	1,902,217	2,357,592	100,004,647	119,058,905	13,384,051	13,209,651	8,703,399	10,361,690	1,273,570,740	1,329,103,656	1,399,876,589	1,476,404,126
Property, plant, and equipment, net	2,975,632,116	2,998,303,344	369,087,363	424,077,441	388,190,909	479,342,553	2,366,990,760	2,184,994,520	1,164,386,651	1,178,479,794	(20,667,590)	(22,466,646)	7,243,620,209	7,242,731,006
Investment property	46,922,970	38,055,889	-	-	-	-	-	-	-	-	-	-	46,922,970	38,055,889
Deferred tax assets	96,267,314	87,945,837	5,965,032	4,697,201	176,051,512	188,426,851	99,469,578	96,450,452	1,839,315	1,522,732	(51,925,311)	895,555	327,667,440	379,938,628

TOTAL ASSETS	8,558,385,628	9,010,326,640	727,489,690	792,150,677	4,080,531,757	4,485,916,038	3,069,295,566	2,793,097,895	1,397,422,522	1,385,204,888	(4,515,291,523)	(4,732,825,386)	13,317,833,640	13,733,870,752

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	731,293,242	661,869,058	592,608,749	494,783,567	444,716,883	650,237,150	457,200,629	483,448,241	192,966,046	170,828,751	(37,673,314)	(633,132)	2,381,112,235	2,460,533,635
Other current financial liabilities	239,780,483	88,087,416	156,782,528	105,336,295	111,001,976	288,730,920	101,481,299	124,904,402	61,135,922	65,023,305	-	-	670,182,208	672,082,338
Trade and other current payables	320,960,507	405,601,668	335,942,011	283,219,858	246,490,233	234,837,848	214,380,281	223,557,756	85,340,558	68,645,529	10,146,145	19,201,800	1,213,259,735	1,235,064,459
Accounts payable to related companies	92,373,636	48,929,239	32,357,914	45,686,586	31,861,534	34,092,017	36,962,589	51,713,966	1,091,197	1,068,536	(47,819,459)	(24,312,706)	146,827,411	157,177,638
Other short-term provisions	41,152,803	54,333,202	30,095,780	25,324,807	1,559,596	6,801,936	9,808,093	10,860	8,514,423	8,754,075	-	4,477,774	91,130,695	99,702,654
Current tax liabilities	32,415,239	58,625,870	10,649,219	12,379,051	35,085,220	67,476,356	85,599,986	76,893,506	9,387,046	20,478,459	-	-	173,136,710	235,853,242
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	4,610,574	6,291,663	26,781,297	22,836,970	18,718,324	18,298,073	8,968,381	6,367,751	27,496,900	6,858,847	-	-	86,575,476	60,653,304

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	1,537,883,407	1,819,290,887	113,903,928	206,938,488	860,959,079	929,216,917	1,087,503,179	928,038,093	484,376,415	527,947,698	(111,673,181)	(34,248,823)	3,972,952,827	4,377,183,260
Other non-current financial liabilities	1,208,350,892	1,538,473,627	23,630,252	113,544,053	465,777,075	515,352,311	945,721,006	782,142,214	284,640,644	321,843,088	-	-	2,928,119,869	3,271,355,293
Other non-current payables	-	-	175,794	1,146,930	14,081,644	13,157,677	-	-	-	-	-	-	14,257,438	14,304,607
Accounts payable to related companies	-	-	37,013,568	34,248,823	-	-	-	-	-	-	(37,013,568)	(34,248,823)	-	-
Other long-term provisions	25,283,772	17,935,877	7,830,745	9,239,778	137,536,697	168,801,883	3,493,633	4,762,542	2,934,142	1,833,561	-	-	177,078,989	202,573,641
Deferred tax liabilities	221,385,312	204,262,599	10,812,791	13,419,881	113,029,606	67,691,941	30,956,734	19,717,371	193,015,503	203,346,463	(50,173,900)	-	519,026,046	508,438,255
Non-current provisions for employee benefits	40,221,634	35,817,248	7,014,199	7,627,051	127,516,473	149,353,832	88,078,806	84,727,882	2,236,777	-	-	-	265,067,889	277,526,013
Other non-current non-financial liabilities	42,641,797	22,801,536	27,426,579	27,711,972	3,017,584	14,859,273	19,253,000	36,688,084	1,549,349	924,586	(24,485,713)	-	69,402,596	102,985,451

EQUITY	6,289,208,979	6,529,166,695	20,977,013	90,428,622	2,774,855,795	2,906,461,971	1,524,591,758	1,381,611,561	720,080,061	686,428,439	(4,365,945,028)	(4,697,943,431)	6,963,768,578	6,896,153,857
Equity attributable to shareholders of Enersis	6,289,208,979	6,529,166,695	20,977,013	90,428,622	2,774,855,795	2,906,461,971	1,524,591,758	1,381,611,561	720,080,061	686,428,439	(4,365,945,028)	(4,697,943,431)	3,893,798,571	6,896,153,857
Issued capital	5,183,178,569	5,517,944,809	192,387,594	230,798,614	946,283,652	1,768,841,536	168,180,369	150,811,424	223,717,228	197,139,383	(3,888,864,577)	(5,040,652,931)	2,824,882,835	2,824,882,835
Retained earnings	2,699,189,299	2,728,371,595	(177,577,796)	(99,901,666)	640,153,933	459,494,106	632,034,321	125,770,175	135,999,421	72,384,455	(1,508,520,337)	(1,053,149,785)	2,421,278,841	2,232,968,880
Share premium	365,334,507	158,759,648	-	-	630,233,239	-	3,614,187	-	-	-	(840,422,285)	-	158,759,648	158,759,648
Other reserves	(1,958,493,396)	(1,875,909,357)	6,167,215	(40,468,326)	558,184,971	678,126,329	720,762,881	1,105,029,962	360,363,412	416,904,601	1,871,862,171	1,395,859,285	(1,511,122,753)	1,679,542,494

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	3,069,970,007	3,000,425,251

Total Liabilities and Equity	8,558,385,628	9,010,326,640	727,489,690	792,150,677	4,080,531,757	4,485,916,038	3,069,295,566	2,793,097,895	1,397,422,522	1,385,204,888	(4,515,291,523)	(4,732,825,386)	13,317,833,640	13,733,870,752

Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
REVENUE	1,951,674,107	2,124,479,297	2,085,557,501	668,889,354	675,647,122	658,417,051	2,128,031,611	2,165,287,761	2,230,116,193	1,262,681,733	1,113,791,686	1,163,978,952	568,105,957	458,047,567	429,229,748	(1,715,448)	(2,373,089)	(3,718,332)	6,577,667,314	6,534,880,344	6,563,581,113
Sales	1,871,175,380	2,097,527,758	2,041,203,346	653,895,892	667,299,420	644,085,670	1,963,812,830	1,970,909,825	1,953,154,510	1,226,947,305	1,080,920,739	1,135,970,285	546,249,646	439,967,436	408,534,345	(1,771,824)	(2,373,089)	(3,718,332)	6,260,309,229	6,254,252,089	6,179,229,824
Energy sales	1,710,323,039	1,961,366,637	1,868,868,808	634,079,879	641,615,807	614,505,180	1,785,616,550	1,787,773,720	1,778,434,279	1,134,215,302	991,306,129	1,019,682,987	528,929,083	423,233,981	372,233,663	-	-	-	5,793,163,853	5,805,296,274	5,653,724,917
Other sales	21,064,337	21,888,297	37,515,316	412,885	-	-	5,800,382	6,072,128	3,332,080	2,749,302	3,289,633	6,557,919	38,501	565,295	4,375,367	-	(69,179)	(1,209,908)	30,065,407	31,746,174	50,570,774
Other services rendered	139,788,004	114,272,824	134,819,222	19,403,128	25,683,613	29,580,490	172,395,898	177,063,977	171,388,151	89,982,701	86,324,977	109,729,379	17,282,062	16,168,160	31,925,315	(1,771,824)	(2,303,910)	(2,508,424)	437,079,969	417,209,641	474,934,133
Other operating revenue	80,498,727	26,951,539	44,354,155	14,993,462	8,347,702	14,331,381	164,218,781	194,377,936	276,961,683	35,734,428	32,870,947	28,008,667	21,856,311	18,080,131	20,695,403	56,376	-	-	317,358,085	280,628,255	384,351,289

SUPPLIES AND SERVICES	(1,289,222,399)	(1,280,894,315)	(1,157,432,602)	(456,896,885)	(457,898,841)	(413,059,847)	(1,261,178,856)	(1,228,453,536)	(1,308,455,877)	(445,729,779)	(385,326,627)	(463,847,068)	(264,153,581)	(185,931,510)	(180,533,345)	56,013	70,100	1,682,485	(3,717,125,487)	(3,538,434,729)	(3,521,646,254)
Energy purchases	(678,966,060)	(747,064,363)	(542,253,232)	(188,141,869)	(153,569,548)	(148,902,836)	(602,540,950)	(587,111,958)	(543,260,558)	(228,612,851)	(186,337,063)	(246,229,847)	(158,288,518)	(88,735,366)	(74,068,163)	1,219,936	-	-	(1,855,330,312)	(1,762,818,298)	(1,554,714,636)
Fuel consumption	(403,832,711)	(350,733,784)	(318,644,651)	(255,215,278)	(283,048,981)	(242,853,893)	(31,481,376)	(35,498,349)	(37,260,897)	(36,215,949)	(23,946,682)	(27,780,401)	(55,518,422)	(49,411,567)	(45,498,261)	-	-	-	(782,263,736)	(742,639,363)	(672,038,103)
Transport expenses	(183,856,206)	(146,853,453)	(183,181,403)	(4,645,155)	(9,143,907)	(4,875,869)	(142,758,291)	(107,475,644)	(93,660,230)	(117,783,015)	(114,302,814)	(111,637,522)	(19,580,741)	(16,215,303)	(12,628,068)	(1,225,421)	-	-	(469,848,829)	(393,991,121)	(405,983,092)
Other miscellaneous supplies and services	(22,567,422)	(36,242,715)	(113,353,316)	(8,894,583)	(12,136,405)	(16,427,249)	(484,398,239)	(498,367,585)	(634,274,192)	(63,117,964)	(60,740,068)	(78,199,298)	(30,765,900)	(31,569,274)	(48,338,853)	61,498	70,100	1,682,485	(609,682,610)	(638,985,947)	(888,910,423)

CONTRIBUTION MARGIN	662,451,708	843,584,982	928,124,899	211,992,469	217,748,281	245,357,204	866,852,755	936,834,225	921,660,316	816,951,954	728,465,059	700,131,884	303,952,376	272,116,057	248,696,403	(1,659,435)	(2,302,989)	(2,035,847)	2,860,541,827	2,996,445,615	3,041,934,859

Infrastructure Work	11,267,277	11,168,239	11,962,653	12,470,077	12,146,533	8,296,765	15,741,610	18,130,297	18,128,254	6,683,819	6,497,714	4,423,015	2,690,904	2,230,329	2,058,678	-	-	-	48,853,687	50,173,112	44,869,365
Employee expenses	(109,479,374)	(105,910,635)	(113,164,815)	(119,207,683)	(106,287,626)	(79,533,998)	(106,756,270)	(110,708,252)	(109,354,257)	(49,828,233)	(48,007,413)	(51,541,615)	(31,073,580)	(7,638,200)	(21,083,328)	-	-	-	(416,345,140)	(378,552,126)	(374,678,013)
Other fixed operating expenses	(117,970,286)	(113,660,232)	(100,976,501)	(114,875,019)	(88,827,726)	(89,055,759)	(154,523,039)	(161,072,702)	(148,686,023)	(83,570,075)	(146,263,633)	(78,880,441)	(40,846,681)	(33,100,304)	(33,890,176)	1,659,190	2,226,200	1,054,130	(510,125,910)	(540,698,397)	(450,434,770)

GROSS OPERATING RESULT	446,269,325	635,182,354	725,946,236	(9,620,156)	34,779,462	85,064,212	621,315,056	683,183,568	681,748,290	690,237,465	540,691,727	574,132,843	234,723,019	233,607,882	195,781,577	(245)	(76,789)	(981,717)	1,982,924,464	2,127,368,204	2,261,691,441

Amortization and impairment losses	(142,779,068)	(123,699,667)	(119,048,628)	(38,927,101)	(138,094,097)	(34,724,329)	(143,641,558)	(131,553,418)	(229,368,430)	(107,406,499)	(101,908,200)	(102,190,376)	(63,764,857)	(59,219,178)	(60,339,333)	10,559,167	(6,582,935)	(11,719,608)	(485,959,916)	(561,057,495)	(557,390,704)

OPERATING INCOME	303,490,257	511,482,687	606,897,608	(48,547,257)	(103,314,635)	50,339,883	477,673,498	551,630,150	452,379,860	582,830,966	438,783,527	471,942,467	170,958,162	174,388,704	135,442,244	10,558,922	(6,659,724)	(12,701,325)	1,496,964,548	1,566,310,709	1,704,300,737

FINANCIAL RESULT	(90,680,060)	(78,797,719)	(106,356,565)	(64,962,488)	(31,563,414)	(15,788,697)	30,905,320	(32,405,059)	(64,838,758)	(65,771,378)	(76,360,671)	(62,523,560)	(28,142,657)	(22,714,456)	(25,742,132)	2,462,555	5,256,312	4,645,177	(216,188,708)	(236,585,007)	(270,604,535)
Financial income	25,219,811	34,484,561	15,604,598	8,339,316	13,314,838	10,926,110	214,704,387	173,831,176	132,197,987	13,449,518	11,407,941	11,883,669	5,284,506	2,723,717	2,116,913	(2,288,303)	(2,149,364)	(1,492,329)	264,709,235	233,612,869	171,236,948
Financial expenses	(97,768,649)	(93,072,101)	(109,360,408)	(57,873,835)	(36,394,214)	(34,924,333)	(187,444,374)	(225,571,907)	(193,320,965)	(79,035,438)	(87,553,973)	(74,211,667)	(33,613,441)	(24,968,532)	(28,154,018)	2,288,300	2,149,364	1,613,140	(453,447,437)	(465,411,363)	(438,358,251)
Gain (loss) from indexed assets and liabilities	(12,681,628)	(25,092,203)	(15,055,706)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,681,628)	(25,092,203)	(15,055,706)
Foreign currency exchange differences	(5,449,594)	4,882,024	2,454,951	(15,427,969)	(8,484,038)	8,209,526	3,645,307	19,335,672	(3,715,780)	(185,458)	(214,639)	(195,562)	186,278	(469,641)	294,973	2,462,558	5,256,312	4,524,366	(14,768,878)	20,305,690	11,572,474
Positive	33,256,197	53,545,105	38,536,192	9,384,231	6,006,240	20,715,091	9,445,578	29,865,459	30,931,909	743,054	738,510	963,520	934,728	702,589	1,553,835	(5,002,502)	(9,985,079)	(1,369,179)	48,761,286	80,872,824	91,331,368
Negative	(38,705,791)	(48,663,081)	(36,081,241)	(24,812,200)	(14,490,278)	(12,505,565)	(5,800,271)	(10,529,787)	(34,647,689)	(928,512)	(953,149)	(1,159,082)	(748,450)	(1,172,230)	(1,258,862)	7,465,060	15,241,391	5,893,545	(63,530,164)	(60,567,134)	(79,758,894)

Share of the profit (loss) from associates accounted for using the equity method	9,845,902	8,215,729	811,657	-	250,141	203,884	-	-	-	-	-	-	11,120,212	-	-	-	34	198	9,845,902	8,465,904	1,015,739
Negative consolidation difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain (loss) from other investments	158,287	1,053,408	1,626,786	579,029	498,877	1,596,643	-	-	29,251	-	70	-	-	-	-	-	(514,125)	(2,979,994)	737,316	1,038,230	272,686
Gain (loss) on the sale of property, plant, and equipment	12,182,160	(6,039,997)	8,825,168	2,032	-	-	1,983,259	-	(34,754)	(537,749)	(230,878)	2,515,018	464,456	418,351	405,317	-	-	-	14,094,158	(5,852,524)	11,710,749
Other expenses distinct from operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NET INCOME BEFORE TAX	234,996,546	435,914,108	511,804,654	(112,928,684)	(134,129,031)	36,351,713	510,562,077	519,225,091	387,535,599	516,521,839	362,192,048	411,933,925	154,400,173	152,092,599	110,105,429	13,021,477	(1,917,503)	(11,035,944)	1,305,453,216	1,333,377,312	1,446,695,376

Income tax	(56,244,909)	(110,530,699)	(91,503,756)	(2,938,736)	(34,044,480)	(13,131,879)	(131,150,308)	(129,039,820)	(66,998,716)	(169,989,950)	(142,998,659)	(134,315,662)	(49,815,919)	(44,223,034)	(40,056,955)	(1,751,412)	-	-	(411,891,234)	(460,836,692)	(346,006,968)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	178,751,637	325,383,409	420,300,898	(115,867,420)	(168,173,511)	23,219,834	379,411,769	390,185,271	320,536,883	346,531,889	219,193,389	277,618,263	104,584,254	107,869,565	70,048,474	11,270,065	(1,917,503)	(11,035,944)	893,561,982	872,540,620	1,100,688,408
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	178,751,637	325,383,409	420,300,898	(115,867,420)	(168,173,511)	23,219,834	379,411,769	390,185,271	320,536,883	346,531,889	219,193,389	277,618,263	104,584,254	107,869,565	70,048,474	11,270,065	(1,917,503)	(11,035,944)	893,561,982	872,540,620	1,100,688,408

NET INCOME ATTRIBUTABLE TO	178,751,637	325,383,409	420,300,898	(115,867,420)	(168,173,511)	23,219,834	379,411,769	390,185,271	320,536,883	346,531,889	219,193,389	277,618,263	104,584,254	107,869,565	70,048,474	11,270,065	(1,917,503)	(11,035,944)	893,561,982	872,540,620	1,100,688,408
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	377,350,521	375,471,254	486,226,814
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	516,211,461	497,069,366	614,461,594

33.4	Generation and distribution by country

   a)     Generation

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	437,423,354	581,738,393	65,350,914	113,950,708	188,095,512	229,070,896	285,719,119	239,044,005	80,363,358	75,650,050	(43,533,539)	(26,868,729)	1,013,418,718	1,212,585,323
Cash and cash equivalents	47,373,205	230,289,585	6,613,187	22,383,610	74,132,078	131,040,180	187,772,861	136,260,140	35,284,268	32,764,569	-	-	351,175,599	552,738,084
Other current financial assets	-	47,504	-	143,638	32,899,426	-	25,067,909	674,506	51,876	48,561	-	-	58,019,211	914,209
Other current non-financial assets	8,068,318	5,388,772	224,900	1,197,748	12,492,705	14,283,730	7,515,740	7,964,428	4,241,546	2,458,301	-	-	32,543,209	31,292,979
Trade and other current receivables	155,074,373	175,085,843	19,901,491	54,090,162	34,854,848	63,940,752	35,378,529	45,507,596	18,439,139	16,985,155	801,583	-	264,449,963	355,609,508
Accounts receivable from related companies	38,590,300	58,683,378	32,524,660	33,441,555	29,309,511	19,803,730	15,211,112	35,104,241	9,221,914	10,509,205	(44,335,122)	(26,868,729)	80,522,375	130,673,380
Inventories	36,350,362	29,481,511	3,158,460	1,783,282	25,149	2,504	13,257,329	11,993,970	12,892,282	12,645,501	-	-	65,683,582	55,906,768
Current tax assets	151,966,796	82,761,800	2,928,216	910,713	4,381,795	-	1,515,639	1,539,124	232,333	238,758	-	-	161,024,779	85,450,395

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	4,021,480,859	4,058,185,785	282,190,205	319,979,207	484,097,928	600,244,367	1,563,308,503	1,393,219,292	786,613,843	812,558,136	(994,095,023)	(1,029,913,225)	6,143,596,315	6,154,273,562
Other non-current financial assets	31,534,104	12,014,822	108,154	161,140	1	-	1,236,511	1,205,585	524,133	216,790	-	-	33,402,903	13,598,337
Other non-current non-financial assets	75,277	342,343	1,252,853	1,099,011	24,553,260	27,290,081	635,776	-	-	-	(133,195)	-	26,383,971	28,731,435
Non-current receivables	-	160,518	144,560,890	150,312,091	2,908,137	21,685,968	3,014,698	3,241,735	-	-	-	-	150,483,725	175,400,312
Non-current accounts receivable from related companies	5,712,830	6,179,892	-	-	29,806,493	42,997,790	-	-	-	-	(35,519,323)	(51,040,898)	-	(1,863,216)
Investments accounted for using the equity method	1,576,108,743	1,594,961,765	2,743,725	3,428,479	9,072,881	10,801,536	-	-	51,856,848	49,887,780	(1,044,389,633)	(1,067,411,405)	595,392,564	591,668,155
Intangible assets other than goodwill	12,783,179	11,005,836	126,534	176,228	2,647,693	1,410,902	23,938,624	22,281,991	9,718,479	457,861	-	-	49,214,509	35,332,818
Goodwill	12,927	14,024	1,902,217	2,357,592	-	-	5,194,342	5,126,657	8,703,399	10,361,690	85,947,128	88,539,078	101,760,013	106,399,041
Property, plant, and equipment, net	2,357,275,977	2,400,516,617	125,530,800	157,747,465	368,075,606	456,994,530	1,469,930,901	1,302,924,129	713,971,669	750,111,283	-	-	5,034,784,953	5,068,294,024
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	37,977,822	32,989,968	5,965,032	4,697,201	47,033,857	39,063,560	59,357,651	58,439,195	1,839,315	1,522,732	-	-	152,173,677	136,712,656

TOTAL ASSETS	4,458,904,213	4,639,924,178	347,541,119	433,929,915	672,193,440	829,315,263	1,849,027,622	1,632,263,297	866,977,201	888,208,186	(1,037,628,562)	(1,056,781,954)	7,157,015,033	7,366,858,885

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	621,365,932	419,861,754	216,250,046	184,089,684	169,123,436	223,439,239	179,614,548	220,413,976	80,997,178	77,444,300	(37,361,221)	25,000,330	1,229,989,919	1,150,249,283
Other current financial liabilities	224,565,699	73,513,845	129,148,163	82,987,086	6,224,991	62,027,186	29,534,134	113,869,956	27,415,986	32,976,929	-	-	416,888,973	365,375,002
Trade and other current payables	161,623,736	210,953,110	45,273,595	47,852,899	37,543,805	47,171,805	71,999,845	50,897,328	41,946,210	23,834,560	12,113,412	(7,957)	370,500,603	380,701,745
Accounts payable to related companies	183,073,508	69,582,013	31,066,357	43,569,836	111,905,008	81,664,568	23,917,636	14,328,510	914,067	13,875	(49,474,633)	25,008,287	301,401,943	234,167,089
Other short-term provisions	24,876,065	29,277,728	1,564,413	3,901,399	-	-	9,808,093	10,860	3,471,749	2,840,237	-	-	39,720,320	36,030,224
Current tax liabilities	24,713,259	31,286,802	7,807,388	5,362,401	11,488,571	30,425,114	42,623,796	40,779,406	4,516,615	14,748,267	-	-	91,149,629	122,601,990
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	2,513,665	5,248,256	1,390,130	416,063	1,961,061	2,150,566	1,731,044	527,916	2,732,551	3,030,432	-	-	10,328,451	11,373,233

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	897,649,297	1,193,061,174	95,913,004	165,441,384	37,449,700	58,875,184	757,392,281	530,859,723	282,137,010	317,338,453	(30,269,188)	(34,248,823)	2,040,272,104	2,231,327,095
Other non-current financial liabilities	649,653,793	975,588,006	20,701,104	87,602,569	26,586,073	36,725,221	711,308,825	486,420,793	136,960,660	169,238,940	-	-	1,545,210,455	1,755,575,529
Other non-current payables	-	-	175,794	241,287	104	1,947	-	-	-	-	-	-	175,898	243,234
Accounts payable to related companies	-	81,953	37,013,568	34,248,823	-	-	-	-	-	-	(29,899,343)	(34,248,823)	7,114,225	81,953
Other long-term provisions	16,545,029	10,251,812	-	-	6,753,472	8,596,721	316,755	316,576	2,732,195	1,668,030	-	-	26,347,451	20,833,139
Deferred tax liabilities	201,461,102	177,178,521	10,812,791	13,419,881	2,860,251	4,538,425	12,001,108	-	141,771,503	146,431,483	-	-	368,906,755	341,568,310
Non-current provisions for employee benefits	14,609,221	12,334,488	2,382,287	2,216,852	-	-	22,056,756	21,953,569	672,652	-	-	-	39,720,916	36,504,909
Other non-current non-financial liabilities	15,380,152	17,626,394	24,827,460	27,711,972	1,249,800	9,012,870	11,708,837	22,168,785	-	-	(369,845)	-	52,796,404	76,520,021

EQUITY	2,939,888,984	3,027,001,250	35,378,069	84,398,847	465,620,304	547,000,840	912,020,793	880,989,598	503,843,013	493,425,433	(969,998,153)	(1,047,533,461)	3,886,753,010	3,985,282,507
Equity attributable to shareholders of Enersis	2,939,888,984	3,027,001,250	35,378,069	84,398,847	465,620,304	547,000,840	912,020,793	880,989,598	503,843,013	493,425,433	(969,998,153)	(1,047,533,461)	3,886,753,010	3,985,282,507
Issued capital	1,944,921,772	2,153,213,074	57,453,398	92,185,037	170,138,583	204,171,117	164,600,583	142,906,410	186,073,314	164,297,758	(1,035,015,732)	(1,003,883,359)	1,488,171,918	1,752,890,037
Retained earnings	1,100,970,411	1,140,321,396	(13,873,002)	(7,554,043)	176,225,150	202,644,366	524,280,383	128,464,532	75,744,989	70,760,796	27,093,929	303,782,125	1,890,441,860	1,838,419,172
Share premium	206,008,557	-	-	-	-	-	-	-	-	-	-	-	206,008,557	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	(312,011,756)	(266,533,220)	(8,202,327)	(232,147)	119,256,571	140,185,357	223,139,827	609,618,656	242,024,710	258,366,879	37,923,650	(347,432,227)	302,130,675	393,973,298

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	4,458,904,213	4,639,924,178	347,541,119	433,929,915	672,193,440	829,315,263	1,849,027,622	1,632,263,297	866,977,201	888,208,186	(1,037,628,562)	(1,056,781,954)	7,157,015,033	7,366,858,885

Line of Business	Generation
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
REVENUES	1,156,117,994	1,257,995,225	1,345,370,795	347,671,353	395,296,464	358,089,711	361,855,124	309,049,119	359,211,026	580,151,107	498,568,875	507,526,498	282,124,274	239,841,441	211,263,618	(656,842)	(724,906)	(857,568)	2,727,263,010	2,700,026,218	2,780,604,080
Sales	1,093,513,127	1,244,969,978	1,315,430,658	344,621,942	395,107,435	351,429,303	361,855,124	306,693,874	351,386,168	579,490,649	496,505,095	507,148,312	280,813,676	239,031,927	210,800,064	(661,982)	(724,906)	(857,568)	2,659,632,536	2,681,583,403	2,735,336,937
Energy sales	1,031,596,364	1,214,467,888	1,286,727,887	341,123,404	389,963,331	345,706,935	294,359,410	253,753,923	258,243,192	578,673,437	495,453,014	506,194,881	273,293,947	233,663,702	202,614,778	-	-	-	2,519,046,562	2,587,301,858	2,599,487,673
Other sales	9,891,453	10,642,489	15,262,308	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,891,453	10,642,489	15,262,308
Other services rendered	52,025,310	19,859,601	13,440,463	3,498,538	5,144,104	5,722,368	67,495,714	52,939,951	93,142,976	817,212	1,052,081	953,431	7,519,729	5,368,225	8,185,286	(661,982)	(724,906)	(857,568)	130,694,521	83,639,056	120,586,956

Other operating revenue	62,604,867	13,025,247	29,940,137	3,049,411	189,029	6,660,408	-	2,355,245	7,824,858	660,458	2,063,780	378,186	1,310,598	809,514	463,554	5,140	-	-	67,630,474	18,442,815	45,267,143

SUPPLIES AND SERVICES	(764,220,474)	(679,798,692)	(666,388,433)	(281,490,845)	(315,717,397)	(267,824,397)	(131,313,182)	(55,607,090)	(109,560,464)	(171,182,696)	(134,977,823)	(176,746,281)	(111,094,930)	(86,884,090)	(80,240,613)	(5,140)	-	-	(1,459,307,267)	(1,272,985,092)	(1,300,760,188)
Energy purchases	(217,043,011)	(205,693,620)	(139,373,210)	(13,485,770)	(13,740,208)	(9,296,132)	(52,245,893)	(9,943,885)	(27,257,255)	(49,214,202)	(29,508,762)	(72,764,711)	(28,555,290)	(13,812,605)	(15,503,346)	1,220,179	-	-	(359,323,987)	(272,699,080)	(264,194,654)
Fuel consumption	(403,824,842)	(350,725,578)	(318,637,144)	(255,215,278)	(283,048,981)	(242,853,893)	(31,481,375)	(35,498,349)	(37,260,897)	(36,215,949)	(23,946,682)	(27,780,401)	(55,518,422)	(49,411,567)	(45,498,261)	-	-	-	(782,255,866)	(742,631,157)	(672,030,596)
Transport expenses	(146,788,041)	(115,056,998)	(161,189,862)	(4,074,257)	(8,165,583)	(3,636,524)	(16,161,314)	(16,353,299)	(5,098,408)	(57,311,261)	(54,452,560)	(50,431,204)	(19,718,720)	(16,393,695)	(12,778,594)	(1,225,319)	-	-	(245,278,912)	(210,422,135)	(233,134,592)
Other miscellaneous supplies and services	3,435,420	(8,322,496)	(47,188,217)	(8,715,540)	(10,762,625)	(12,037,848)	(31,424,600)	6,188,443	(39,943,904)	(28,441,284)	(27,069,819)	(25,769,965)	(7,302,498)	(7,266,223)	(6,460,412)	-	-	-	(72,448,502)	(47,232,720)	(131,400,346)

CONTRIBUTION MARGIN	391,897,520	578,196,533	678,982,362	66,180,508	79,579,067	90,265,314	230,541,942	253,442,029	249,650,562	408,968,411	363,591,052	330,780,217	171,029,344	152,957,351	131,023,005	(661,982)	(724,906)	(857,568)	1,267,955,743	1,427,041,126	1,479,843,892

Infrastructure work	8,472,680	3,954,056	-	-	-	-	713,161	244,254	-	4,133,486	2,187,900	688,024	157,020	18,593	-	-	-	-	13,476,347	6,404,803	688,024
Employee expenses	(55,832,919)	(42,826,606)	(31,556,880)	(22,442,565)	(19,020,797)	(14,457,685)	(11,545,260)	(12,425,160)	(11,622,887)	(15,935,879)	(13,009,393)	(12,219,664)	(12,729,281)	2,657,451	(6,161,429)	-	-	-	(118,485,904)	(84,624,505)	(76,018,545)
Other fixed operating expenses	(60,236,072)	(52,364,624)	(50,276,801)	(14,644,907)	(9,996,620)	(11,003,847)	(12,503,249)	(10,652,946)	(11,621,153)	(21,038,904)	(61,997,033)	(21,193,354)	(18,465,710)	(14,254,393)	(16,333,294)	661,982	724,906	857,568	(126,226,860)	(148,540,710)	(109,570,881)

GROSS OPERATING RESULT	284,301,209	486,959,359	597,148,681	29,093,036	50,561,650	64,803,782	207,206,594	230,608,177	226,406,522	376,127,114	290,772,526	298,055,223	139,991,373	141,379,002	108,528,282	-	-	-	1,036,719,326	1,200,280,714	1,294,942,490

Amortization and impairment losses	(108,549,387)	(88,155,103)	(84,379,198)	(23,217,258)	(16,647,907)	(18,093,427)	(26,462,161)	(27,115,088)	(67,594,458)	(38,466,238)	(37,264,422)	(36,572,942)	(38,938,854)	(36,724,390)	(38,208,869)	-	-	-	(235,633,898)	(205,906,910)	(244,848,894)

OPERATING INCOME	175,751,822	398,804,256	512,769,483	5,875,778	33,913,743	46,710,355	180,744,433	203,493,089	158,812,064	337,660,876	253,508,104	261,482,281	101,052,519	104,654,612	70,319,413	-	-	-	801,085,428	994,373,804	1,050,093,596

FINANCIAL RESULT	(62,789,726)	(47,157,682)	(62,503,182)	(37,240,393)	(24,064,353)	(9,499,131)	9,501,946	31,870,959	(20,035,955)	(38,974,600)	(44,412,198)	(35,898,815)	(16,903,421)	(10,596,299)	(14,738,535)	1,717,351	(2,173,731)	3,473,802	(144,688,843)	(96,533,304)	(139,201,816)
Financial income	6,276,879	15,047,206	4,880,575	2,968,512	6,318,260	1,504,063	24,959,636	62,448,962	19,217,791	5,210,427	6,440,538	3,441,874	1,230,290	862,313	455,981	(1,841,638)	(2,146,863)	(1,621,289)	38,804,106	88,970,416	27,878,995
Financial expenses	(68,632,987)	(57,750,591)	(70,389,036)	(23,674,921)	(20,995,238)	(18,112,699)	(18,097,957)	(49,265,315)	(36,376,407)	(43,917,815)	(50,600,130)	(39,269,219)	(18,088,798)	(10,794,337)	(15,505,355)	2,196,021	2,146,863	1,621,289	(170,216,457)	(187,258,748)	(178,031,427)
Gain (loss) from indexed assets and liabilities	(710,227)	(5,369,555)	(2,885,747)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(710,227)	(5,369,555)	(2,885,747)
Foreign currency exchange differences	276,609	915,258	5,891,026	(16,533,984)	(9,387,375)	7,109,505	2,640,267	18,687,312	(2,877,339)	(267,212)	(252,606)	(71,470)	(44,913)	(664,275)	310,839	1,362,968	(2,173,731)	3,473,802	(12,566,265)	7,124,583	13,836,363
Positive	8,164,603	16,349,908	12,258,950	7,926,758	4,805,473	19,544,626	8,385,976	27,309,335	27,014,846	407,595	370,895	184,162	3,196	19,821	805,044	(4,239,664)	(12,320,110)	(476,265)	20,648,464	36,535,322	59,331,363
Negative	(7,887,994)	(15,434,650)	(6,367,924)	(24,460,742)	(14,192,848)	(12,435,121)	(5,745,709)	(8,622,023)	(29,892,185)	(674,807)	(623,501)	(255,632)	(48,109)	(684,096)	(494,205)	5,602,632	10,146,379	3,950,067	(33,214,729)	(29,410,739)	(45,495,000)

Share of the profit (loss) from associates accounted for using the equity method	9,845,902	8,215,763	811,855	-	-	-	-	-	-	-	-	-	11,120,211	-	-	-	-	-	9,845,902	8,215,763	811,855
Negative Consolidation Difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain (loss) from other investments	158,288	539,283	234,251	498,738	498,877	-	-	-	-	-	-	-	-	-	-	-	-	-	657,026	1,038,160	234,251
Gain (loss) on the sale of property, plant, and equipment	(16,158)	478,619	24,894	2,032	-	-	-	-	23,169	187,055	70,187	1,127,732	562,330	426,771	455,621	-	-	-	735,259	975,577	1,631,416
Other expenses distinct from operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NET INCOME BEFORE TAX	122,950,128	360,880,239	451,337,301	(30,863,845)	10,348,267	37,211,224	190,246,379	235,364,048	138,799,278	298,873,331	209,166,093	226,711,198	95,831,639	94,485,084	56,036,499	1,717,351	(2,173,731)	3,473,802	667,634,772	908,070,000	913,569,302

Income tax	(49,401,781)	(79,043,325)	(70,628,343)	(5,394,465)	(21,796,346)	(13,781,110)	(27,804,757)	(46,012,835)	(15,507,514)	(97,612,299)	(80,740,375)	(76,639,668)	(31,275,247)	(27,749,046)	(20,936,925)	-	-	-	(211,488,549)	(255,341,927)	(197,493,560)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	73,548,347	281,836,914	380,708,958	(36,258,310)	(11,448,079)	23,430,114	162,441,622	189,351,213	123,291,764	201,261,032	128,425,718	150,071,530	64,556,392	66,736,038	35,099,574	1,717,351	(2,173,731)	3,473,802	456,146,223	652,728,073	716,075,742
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	73,548,347	281,836,914	380,708,958	(36,258,310)	(11,448,079)	23,430,114	162,441,622	189,351,213	123,291,764	201,261,032	128,425,718	150,071,530	64,556,392	66,736,038	35,099,574	1,717,351	(2,173,731)	3,473,802	456,146,223	652,728,073	716,075,742

NET INCOME ATTRIBUTABLE TO	73,548,347	281,836,914	380,708,958	(36,258,310)	(11,448,079)	23,430,114	162,441,622	189,351,213	123,291,764	201,261,032	128,425,718	150,071,530	64,556,392	66,736,038	35,099,574	1,717,351	(2,173,731)	3,473,802	456,146,223	652,728,073	716,075,742
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

b)    Distribution

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT ASSETS	161,687,282	193,667,154	75,393,801	84,947,442	396,065,371	424,487,557	259,622,744	239,448,013	83,158,205	73,305,844	(3,228,460)	(8,446,413)	972,698,943	1,007,409,597
Cash and cash equivalents	6,800,784	26,582,727	13,979,227	21,100,767	46,175,000	109,978,438	132,569,599	131,993,716	27,824,497	9,290,173	-	-	227,349,107	298,945,821
Other current financial assets	3	-	248,730	-	21,786,059	-	25,853,350	25,011	-	-	-	-	47,888,142	25,011
Other current non-financial assets	2,458,642	2,312,576	982,584	1,246,994	58,667,785	27,375,759	6,284,067	5,220,643	2,667,568	2,636,552	-	-	71,060,646	38,792,524
Trade and other current receivables	146,524,962	152,223,272	50,892,193	54,255,165	256,665,873	254,576,869	88,282,213	92,278,353	48,194,935	56,990,519	-	-	590,560,176	610,324,178
Accounts receivable from related companies	4,002,377	10,623,831	910,306	776,127	-	-	2,102,677	4,247,788	54,071	14,453	(3,228,460)	(8,446,413)	3,840,971	7,215,786
Inventories	1,452,915	1,924,748	3,234,106	3,138,669	634,171	1,252,066	3,769,260	5,682,049	4,390,026	4,357,382	-	-	13,480,478	16,354,914
Current tax assets	447,599	-	5,146,655	4,429,720	12,136,483	31,304,425	761,578	453	27,108	16,765	-	-	18,519,423	35,751,363

Non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	1,141,771,230	1,116,514,950	249,249,898	272,099,510	1,813,358,782	1,994,823,050	977,719,287	960,707,757	456,528,437	434,005,821	-	-	4,638,627,634	4,778,151,088
Other non-current financial assets	25,110	25,176	86,201	-	375,227,434	-	7,015	9,099	3,183,912	2,792,448	-	-	378,529,672	2,826,723
Other non-current non-financial assets	333,644	229,343	580,733	885,726	59,325,193	79,626,762	1,074,740	-	-	-	-	-	61,314,310	80,741,831
Non-current receivables	6,863,063	3,699,470	1,666,444	1,378,682	32,901,738	251,693,307	10,377,397	10,485,477	-	-	-	-	51,808,642	267,256,936
Non-current accounts receivable from related companies	-	-	-	-	99,044	117,946	-	-	-	-	-	-	99,044	117,946
Investments accounted for using the equity method	510,734,949	503,579,522	25,684	31,383	-	-	1,716	76	-	-	-	-	510,762,349	503,610,981
Intangible assets other than goodwill	13,233,744	15,263,011	3,334,273	3,473,743	1,098,619,633	1,374,215,991	20,896,924	22,048,463	2,929,542	2,844,862	-	-	1,139,014,116	1,417,846,070
Goodwill	2,240,478	2,240,478	-	-	100,004,647	119,058,905	8,189,709	8,082,994	-	-	-	-	110,434,834	129,382,377
Property, plant, and equipment, net	608,238,796	583,180,744	243,556,563	266,329,976	18,163,438	20,746,848	897,059,859	882,070,391	450,414,983	428,368,511	-	-	2,217,433,639	2,180,696,470
Investment property	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax assets	101,446	8,297,206	-	-	129,017,655	149,363,291	40,111,927	38,011,257	-	-	-	-	169,231,028	195,671,754

TOTAL ASSETS	1,303,458,512	1,310,182,104	324,643,699	357,046,952	2,209,424,153	2,419,310,607	1,237,342,031	1,200,155,770	539,686,642	507,311,665	(3,228,460)	(8,446,413)	5,611,326,577	5,785,560,685

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$
CURRENT LIABILITIES	195,903,832	196,759,945	376,427,290	310,638,397	366,781,235	489,046,971	294,660,168	302,355,437	121,210,186	103,699,413	(3,228,460)	(8,446,413)	1,351,754,251	1,394,053,750
Other current financial liabilities	47	26,351	27,634,365	22,349,209	104,776,985	226,703,734	71,947,165	11,034,446	33,719,936	32,046,376	-	-	238,078,498	292,160,116
Trade and other current payables	100,344,207	137,937,525	290,202,271	235,366,718	203,340,459	183,352,939	142,380,436	172,660,428	43,394,348	44,810,969	-	-	779,661,721	774,128,579
Accounts payable to related companies	80,044,605	23,267,428	1,837,109	2,249,562	20,985,919	20,937,120	30,119,040	76,706,628	9,418,449	11,369,623	(3,228,460)	(8,446,413)	139,176,662	126,083,948
Other short-term provisions	9,182,725	9,088,010	28,531,366	21,423,408	1,559,596	6,801,936	-	-	5,042,674	5,913,838	-	-	44,316,361	43,227,192
Current tax liabilities	4,814,657	25,872,525	2,831,011	7,016,288	20,926,914	36,202,808	42,976,189	36,114,100	4,870,431	5,730,192	-	-	76,419,202	110,935,913
Current provisions for employee benefits	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current non-financial liabilities	1,517,591	568,106	25,391,168	22,233,212	15,191,362	15,048,434	7,237,338	5,839,835	24,764,348	3,828,415	-	-	74,101,807	47,518,002

Liabilities associated with non-current assets classified as held for sale and discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	70,857,009	52,473,555	17,990,925	41,497,104	815,506,536	870,301,120	330,110,898	397,178,370	202,239,407	210,609,245	-	-	1,436,704,775	1,572,059,394
Other non-current financial liabilities	-	-	2,929,147	25,941,484	439,191,002	478,627,090	234,412,181	295,721,421	147,679,985	152,604,148	-	-	824,212,315	952,894,143
Other non-current payables	-	-	-	905,643	14,081,540	13,155,174	-	-	-	-	-	-	14,081,540	14,060,817
Accounts payable to related companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other long-term provisions	8,738,743	7,618,844	7,830,746	9,239,778	124,438,070	160,166,774	3,176,878	4,445,966	201,947	165,531	-	-	144,386,384	181,636,893
Deferred tax liabilities	16,134,411	22,742,572	-	-	110,169,354	63,153,516	18,955,626	19,717,371	51,244,001	56,914,980	-	-	196,503,392	162,528,439
Non-current provisions for employee benefits	18,784,699	17,289,987	4,631,912	5,410,199	127,516,473	149,352,163	66,022,050	62,774,313	1,564,125	-	-	-	218,519,259	234,826,662
Other non-current non-financial liabilities	27,199,156	4,822,152	2,599,120	-	110,097	5,846,403	7,544,163	14,519,299	1,549,349	924,586	-	-	39,001,885	26,112,440

EQUITY	1,036,697,671	1,060,948,604	(69,774,516)	4,911,451	1,027,136,382	1,059,962,516	612,570,965	500,621,963	216,237,049	193,003,007	-	-	2,822,867,551	2,819,447,541
Equity attributable to shareholders of Enersis	1,036,697,671	1,060,948,604	(69,774,516)	4,911,451	1,027,136,382	1,059,962,516	612,570,965	500,621,963	216,237,049	193,003,007	-	-	2,822,867,551	2,819,447,541
Issued capital	367,928,682	368,494,984	83,616,788	135,477,599	336,739,309	466,167,408	3,579,786	7,905,014	37,643,914	32,841,625	-	-	829,508,479	1,010,886,630
Retained earnings	1,027,496,558	978,146,893	(156,754,885)	(92,338,025)	244,654,424	72,309,174	107,753,937	(2,694,357)	60,254,433	1,623,660	-	-	1,283,404,467	957,047,345
Share premium	566,302	-	-	-	-	-	3,614,187	-	-	-	-	-	4,180,489	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other equity interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other reserves	(359,293,871)	(285,693,273)	3,363,581	(38,228,123)	445,742,649	521,485,934	497,623,055	495,411,306	118,338,702	158,537,722	-	-	705,774,116	851,513,566

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total Liabilities and Equity	1,303,458,512	1,310,182,104	324,643,699	357,046,952	2,209,424,153	2,419,310,607	1,237,342,031	1,200,155,770	539,686,642	507,311,665	(3,228,460)	(8,446,413)	5,611,326,577	5,785,560,685

Line of Business	Distribution
Country	Chile			Argentina			Brazil			Colombia			Peru			Eliminations			Total
STATEMENT OF COMPREHENSIVE INCOME	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
REVENUE	984,738,418	1,046,190,998	1,016,997,495	321,242,024	279,724,815	295,538,314	1,880,664,677	1,976,715,786	1,987,041,550	888,586,388	815,486,660	785,889,588	385,013,476	329,309,210	307,158,970	-	-	-	4,460,244,983	4,447,427,469	4,392,625,917
Sales	974,543,004	1,035,360,191	1,003,001,004	309,297,973	271,566,142	287,867,341	1,716,445,896	1,784,693,095	1,717,875,184	853,070,370	783,614,400	757,935,491	364,412,134	311,980,876	286,654,227	-	-	-	4,217,769,377	4,187,214,704	4,053,333,247
Energy sales	859,734,418	936,062,746	900,798,434	292,980,498	251,678,813	268,829,105	1,609,908,784	1,661,700,350	1,648,205,624	737,017,110	677,266,087	657,681,311	354,534,983	303,303,904	279,239,525	-	-	-	3,854,175,793	3,830,011,900	3,754,753,999
Other sales	8,535,176	6,051,771	7,166,927	412,885	-	-	-	-	-	2,749,302	2,293,979	2,035,272	38,502	45,957	18,571	-	-	-	11,735,865	8,391,707	9,220,770
Other services rendered	106,273,410	93,245,674	95,035,643	15,904,590	19,887,329	19,038,236	106,537,112	122,992,745	69,669,560	113,303,958	104,054,334	98,218,908	9,838,649	8,631,015	7,396,131	-	-	-	351,857,719	348,811,097	289,358,478

Other operating revenue	10,195,414	10,830,807	13,996,491	11,944,051	8,158,673	7,670,973	164,218,781	192,022,691	269,166,366	35,516,018	31,872,260	27,954,097	20,601,342	17,328,334	20,504,743	-	-	-	242,475,606	260,212,765	339,292,670

SUPPLIES AND SERVICES	(728,000,745)	(803,854,371)	(788,044,087)	(175,422,082)	(141,879,982)	(142,565,611)	(1,247,583,156)	(1,297,135,167)	(1,310,974,462)	(480,431,128)	(451,191,503)	(426,625,508)	(252,013,491)	(210,904,949)	(193,646,086)	-	-	-	(2,883,450,602)	(2,904,965,972)	(2,861,855,754)
Energy purchases	(642,760,395)	(728,175,203)	(718,972,828)	(174,672,141)	(139,846,898)	(139,626,236)	(668,946,700)	(704,848,626)	(644,017,840)	(361,234,167)	(338,121,156)	(317,529,068)	(228,550,090)	(188,535,528)	(168,095,978)	-	-	-	(2,076,163,493)	(2,099,527,411)	(1,988,241,950)
Fuel consumption	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transport expenses	(59,678,207)	(52,701,930)	(45,459,555)	(570,898)	(978,324)	(1,239,345)	(128,233,904)	(92,384,968)	(88,561,822)	(84,396,395)	(82,215,432)	(81,668,944)	-	(1,052)	-	-	-	-	(272,879,404)	(228,281,706)	(216,929,666)
Other miscellaneous supplies and services	(25,562,143)	(22,977,238)	(23,611,704)	(179,043)	(1,054,760)	(1,700,030)	(450,402,552)	(499,901,573)	(578,394,800)	(34,800,566)	(30,854,915)	(27,427,496)	(23,463,401)	(22,368,369)	(25,550,108)	-	-	-	(534,407,705)	(577,156,855)	(656,684,138)

CONTRIBUTION MARGIN	256,737,673	242,336,627	228,953,408	145,819,942	137,844,833	152,972,703	633,081,521	679,580,619	676,067,088	408,155,260	364,295,157	359,264,080	132,999,985	118,404,261	113,512,884	-	-	-	1,576,794,381	1,542,461,497	1,530,770,163

Infrastructure work	2,794,597	2,776,876	2,524,049	12,470,077	12,146,533	8,296,765	15,028,449	17,886,043	18,128,254	2,550,333	4,309,814	3,734,991	2,533,884	2,211,736	2,058,678	-	-	-	35,377,340	39,331,002	34,742,737
Employee expenses	(28,098,186)	(29,792,819)	(24,818,903)	(96,765,119)	(87,034,352)	(63,168,597)	(88,652,016)	(92,462,436)	(86,726,523)	(33,892,353)	(33,383,134)	(30,266,521)	(18,344,299)	(9,745,039)	(10,830,327)	-	-	-	(265,751,973)	(252,417,780)	(215,810,871)
Other fixed operating expenses	(64,211,702)	(60,852,918)	(64,729,067)	(99,917,490)	(78,690,268)	(77,589,301)	(137,882,458)	(146,412,225)	(144,659,664)	(62,716,075)	(85,303,430)	(61,109,969)	(22,294,925)	(18,518,662)	(18,333,017)	-	-	-	(387,022,650)	(389,777,503)	(366,421,018)

GROSS OPERATING RESULT	167,222,382	154,467,766	141,929,487	(38,392,590)	(15,733,254)	20,511,570	421,575,496	458,592,001	462,809,155	314,097,165	249,918,407	271,622,581	94,894,645	92,352,296	86,408,218	-	-	-	959,397,098	939,597,216	983,281,011

Amortization and impairment losses	(33,847,508)	(34,783,079)	(30,162,735)	(15,709,843)	(121,436,654)	(16,567,619)	(116,854,115)	(103,946,132)	(158,955,424)	(68,912,852)	(64,456,300)	(64,400,224)	(24,826,003)	(22,452,740)	(21,459,798)	-	-	-	(260,150,321)	(347,074,905)	(291,545,800)

OPERATING INCOME	133,374,874	119,684,687	111,766,752	(54,102,433)	(137,169,908)	3,943,951	304,721,381	354,645,869	303,853,731	245,184,313	185,462,107	207,222,357	70,068,642	69,899,556	64,948,420	-	-	-	699,246,777	592,522,311	691,735,211

FINANCIAL RESULT	9,223,776	10,648,013	2,470,113	(29,719,535)	(7,990,001)	(6,198,811)	12,072,874	(72,935,412)	(54,257,621)	(26,782,848)	(31,913,547)	(26,452,173)	(11,503,704)	(12,080,615)	(10,893,433)	29,726	60,038	700,563	(46,679,711)	(114,211,524)	(94,631,362)
Financial income	10,291,434	15,874,126	10,576,373	5,357,720	6,538,668	9,324,258	187,428,283	97,925,921	101,888,814	8,909,807	5,531,446	9,289,334	3,799,957	1,846,358	1,612,612	1	-	-	215,787,202	127,716,519	132,691,391
Financial expenses	(2,281,297)	(4,383,448)	(8,048,514)	(35,873,442)	(15,352,367)	(16,070,345)	(176,142,663)	(171,235,373)	(155,096,284)	(35,774,410)	(37,469,524)	(35,637,190)	(15,535,299)	(14,114,310)	(12,538,319)	-	-	-	(265,607,111)	(242,555,022)	(227,390,652)
Gain (loss) from indexed assets and liabilities	1,204,984	42,067	153,805	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,204,984	42,067	153,805
Foreign currency exchange differences	8,655	(884,732)	(211,551)	796,187	823,698	547,276	787,254	374,040	(1,050,151)	81,755	24,531	(104,317)	231,638	187,337	32,274	29,725	60,038	700,563	1,935,214	584,912	(85,906)
Positive	745,506	798,025	2,679,429	1,113,208	1,121,128	617,720	841,360	2,081,506	3,249,786	335,460	328,173	604,900	930,908	562,888	308,495	(261,497)	60,038	(204,474)	3,704,945	4,951,758	7,255,856
Negative	(736,851)	(1,682,757)	(2,890,980)	(317,021)	(297,430)	(70,444)	(54,106)	(1,707,466)	(4,299,937)	(253,705)	(303,642)	(709,217)	(699,270)	(375,551)	(276,221)	291,222	-	905,037	(1,769,731)	(4,366,846)	(7,341,762)

Share of the profit (loss) from associates accounted for using the equity method	-	-	-	310	468	911	-	-	-	-	-	-	-	-	-	-	-	-	310	468	911
Negative consolidation difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain (loss) from other investments	-	-	-	80,290	-	-	-	-	-	-	70	-	-	-	-	-	-	-	80,290	70	-
Gain (loss) on sale of property, plant, and equipment	(173,274)	(4,305)	(3,349)	-	-	-	1,983,259	-	-	(724,804)	(301,065)	1,389,720	(97,875)	(8,420)	(21,095)	-	-	-	987,306	(313,790)	1,365,276
Other expenses distinct from operating expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NET INCOME BEFORE TAX	142,425,376	130,328,395	114,233,516	(83,741,368)	(145,159,441)	(2,253,949)	318,777,514	281,710,457	249,596,110	217,676,661	153,247,565	182,159,904	58,467,063	57,810,521	54,033,892	29,726	60,038	700,563	653,634,972	477,997,535	598,470,036

Income tax	(24,732,758)	(33,614,812)	(23,402,198)	2,935,069	(12,248,134)	635,038	(100,740,767)	(75,932,075)	(43,566,137)	(72,376,252)	(62,216,531)	(56,459,150)	(18,540,672)	(16,517,066)	(18,808,290)	-	-	-	(213,455,380)	(200,528,618)	(141,600,737)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	117,692,618	96,713,583	90,831,318	(80,806,299)	(157,407,575)	(1,618,911)	218,036,747	205,778,382	206,029,973	145,300,409	91,031,034	125,700,754	39,926,391	41,293,455	35,225,602	29,726	60,038	700,563	440,179,592	277,468,917	456,869,299
Net income from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	117,692,618	96,713,583	90,831,318	(80,806,299)	(157,407,575)	(1,618,911)	218,036,747	205,778,382	206,029,973	145,300,409	91,031,034	125,700,754	39,926,391	41,293,455	35,225,602	29,726	60,038	700,563	440,179,592	277,468,917	456,869,299

NET INCOME ATTRIBUTABLE TO	117,692,618	96,713,583	90,831,318	(80,806,299)	(157,407,575)	(1,618,911)	218,036,747	205,778,382	206,029,973	145,300,409	91,031,034	125,700,754	39,926,391	41,293,455	35,225,602	29,726	60,038	700,563	440,179,592	277,468,917	456,869,299
Shareholders of Enersis	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

34.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

34.1	Direct guarantees

Creditor of Guarantee	Debtor		Type of Guarantee	Assets Committed			Balance Pending at December 31			Guarantees Released
				Type	Currency	Accounting Value
	Name	Relationship					Currency	2012	2011	2013	Assets	2014	Assets	2015	Assets
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	39,223,807	ThCh$	67,546,660	73,262,031	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	17,906,111	ThCh$	4,799,600	5,192,000	-	-	-	-	-	-
Banco de la Nación Argentina	Endesa Costanera	Creditor	Pledge on collection and others	Collection CAMMESA accounts	ThCh$	2,902,660	ThCh$	2,902,660	-	-	-	-	-	-	-
Citibank N.A. / Santander Río	Edesur	Creditor	Pledge	Money deposit	ThCh$	6,474,660	ThCh$	5,686,862	-	-	-	-	-	-	-
Various Creditors	Edegel	Creditor	Pledge	Real estate and equipment	ThCh$	-	ThCh$	-	7,127,904	-	-	-	-	-	-
Scotiabank	Chinango	Creditor	Pledge	Collection flows	ThCh$	-	ThCh$	-	16,095,200	-	-	-	-	-	-
Banco Santander (Guarantee Agent)	G.N.L. Quintero	Affiliate	Pledge	Shares	ThCh$	-	ThCh$	97,034,059	109,265,974	-	-	-	-	-	-
Deutsche Bank / Santander Benelux	Enersis S.A.	Creditor	Deposit account	Deposit account	ThCh$	27,045,746	ThCh$	60,774,330	55,264,828	-	-	-	-	-	-
Various Creditors	Ampla S.A.	Creditor	Pledge on collection and others		ThCh$	3,154,334	ThCh$	122,400,013	140,483,626	-	-	-	-	-	-
Various Creditors	Coelce S.A.	Creditor	Pledge on collection and others		ThCh$	13,037,542	ThCh$	77,984,021	99,126,606	-	-	-	-	-	-
International Finance Corporation	CGT Fortaleza S.A.	Creditor	Mortgage and pledge	Real estate and equipment	ThCh$	118,013,487	ThCh$	29,477,645	38,087,401	-	-	-	-	-	-
As of December 31, 2012, Enersis S.A. had future energy purchase commitments amounting toThCh$24,179,632,682 (ThCh$29,249,750,127 as of December 31, 2011).

34.2	Indirect guarantees

Creditor of Guarantee	Debtor		Assets Committed			Balance Pending			Guarantees Released
			Type of Guarantee	Currency	Accounting Value	at December 31
	Name	Relationship				Currency	2012	2011	2013	Assets	2014	Assets	2015	2016

Bank loan cells	CIEN	Subsidiary	Guarantee	ThCh$	-	ThCh$	-	55,410,663	-	-	-	-	-	-
Bonds and bank loans	Chinango	Subsidiary	Guarantee	ThCh$	15,245,788	ThCh$	15,245,788	21,553,733	-	-	-	-	-	-

34.3	Lawsuits and Arbitrations Proceedings

As of the date of these consolidated financial statements, the most relevant litigation involving Enersis and is affiliates are as follows:

1.- Law 25,561 on Public Emergency and Reform to the Currency System, enacted on January 6, 2002 by the Argentine authorities, voided certain provisions of the concession agreement of Enersis’ subsidiary Edesur. That law also required that utility concession agreements be renegotiated within a reasonable timeframe to adjust them in light of the new situation. However, failure to renegotiate Edesur’s concession agreement prompted Enersis S.A., Chilectra S.A., Endesa Chile and Elesur S.A. (now Chilectra S.A.) (Collectively, the “Claimants”) to file an arbitration petition in 2003 under the Treaty for the Promotion and Protection of Chilean-Argentine Investments with the International Center for Settlement of Investment Disputes (ICSID). The statement of claim principally requested that the ICSID declare that Edesur’s assets had been expropriated and that Edesur suffered damages totaling US$1,306,875,960; In addition, the Claimants requested that ICSID award indemnification caused to Edesur’s assets due to lack of fair and equitable treatment, totaling US$318,780,600. Claimants also seek, with respect to both claims, compounded annual interest of 6.9% per annum; The Claimants also claimed the sums resulting from the damages caused as from July 1, 2004. Finally, the claimants also demanded US$102,164,683 for Elesur S.A. (now Chilectra S.A.) due to a lower price received on a sale of its shares as a result of the alleged expropriation. In 2005, the Argentine authorities and Edesur executed a Letter of Understanding, which was not objected to by the Argentine parliament and was later ratified by the Executive Branch. The Letter of Understanding amends and supplements the terms and conditions of the concession agreement, introducing adjusted rates, first during a transitional period and then under a Comprehensive Rate Review that will establish the conditions for a regular 5-year rate period. Arbitration has been stayed since March 2006 in accordance with the terms of the Letter of Understanding, which stay has been renewed annually at the Claimants’ request. On October 13, 2010, the arbitral panel advised that the proceedings were stayed until October 6, 2011. Once this stay expired, the arbitral panel was to ask the parties to provide a status report on the negotiation process in accordance with the Letter of Understanding, which as of this date has not yet taken place.

In October 2010, arbitrator Robert Volterra tendered his resignation. Applicable regulations required the Claimants to designate a replacement within 45 days as from the notice sent by the Clerk’s Office; however, the Claimants asked that the proceeding also be stayed with regard to the designation of the substitute arbitrator, to which the Argentine Republic consented.

2.- Meridional Servicios, Emprendimientos y Participaciones (“Meridional”) is a company whose only assets are the litigation rights which were acquired from the construction companies Mistral and CIVEL, which entered into a civil works contract with Centrais Elétricas Fluminense S.A. (“CELF”). The contract was terminated by CELF before its privatization process started, which eventually led to the creation of Enersis’ Brazilian distribution Related Company Ampla. Since CELF’s assets were transferred to Ampla during the privatization, Meridional sued Ampla in 1998 contending that the assets had been transferred in fraud of their rights. Ampla only acquired assets from CELF, but is not its successor-in-interest since CELF, a state-owned company, still exists and maintains its legal capacity. The plaintiff demanded payment of pending invoices and contractual penalties for termination of the civil works contract. In March 2009, the court decided in favor of Meridional, and Ampla and the State of Rio de Janeiro filed appeals. On December 15, 2009, the State Court accepted the appeal and overturned the lower court’s decision obtained by the construction company in March 2009, in Ampla´s favor.Meridional filed an appeal, which was denied. In July 2010, Meridional filed a new Appeal under Specific Court Regulations (Agravo Regimental) with the Superior Court of Justice of Brazil, which the court also denied in late August 2010, ruling it was groundless. In order to overturn such decision, Meridional filed a Petition for Writ of Mandamus (Mandado de Seguranca), which was also denied. In June 2011, Meridional filed an Appeal to Request Clarification of the Decision (Embargos de Declaracao) in order to clarify an omission by the Superior Court of Justice in the decision on the Petition of Writ of Mandamus, which was not accepted by the court. Against this decision, Meridional filed a Regular Appeal (Recurso Ordinario) before the Superior Court of Justice (in Brasilia). On August 30, 2011 the proceeding was sent to the Public Prosecutor’s Office and, on December 13, 2011, to the Minister Rapporteur of the Superior Court of Justice (Ministro Relator del Tribunal Superior de Justiça (STJ)). On March 28, 2012 the Minister Rapporteur decided the Regular Appeal in favor of Meridional. Ampla and the State of Rio de Janeiro filed an Appeal under Specific Court Regulations against the Reporting Justice’s decision, which was accepted by the First Court Room of the Superior Court of Justice on August 28, 2012, determining that the Regular Appeal of the Petition of Writ of Mandamus must be submitted to the full Court and not only by one single Justice. The plaintiff (Meridional) challenged the decision. The sentence of August 28, 2012 was published on December 10, 2012, once the Amendment of Judgment (Embargos Declaração) has been filed by Ampla to remedy the existing error in its publication, in order to avoid future divergence. The amount involved in this trial is estimated to be of approximately US$434.65 million.

3.- Companhia Brasileira de Antibióticos (“CIBRAN”) filed suit against Enersis’ Brazilian distribution subsidiary, Ampla, for damages for the loss of products and raw materials, machinery breakdown, among other things, which allegedly occurred as a result of poor service provided by Ampla between 1987 and May 1994, CIBRAN is also seeking payment of punitive damages. This litigation is in the trial stage and has been joined with various other claims filed by Cibran against Ampla, including five other actions for smaller amounts based on power outages allegedly caused by Ampla. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. On March 4, 2011, Ampla challenged the expert assessment, seeking its annulment, pointing out various contradictions in which the expert’s assessment and demanded that a new assessment be conducted.

On March 2, 2012, the parties expressed their opinion on the expert assessment and on March 20, 2012, the proceeding went before the Public Ministry. On December 19, 2012 AMPLA has reiterated that a second expert review be performed, due to errors and contractions of the expert, in the expert proceeding previously filed. The amount involved for all these cases is estimated at approximately US$56.29 million.

4.- In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” entered into in 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — presently Tractebel Energia). Tractebel asked the court to order that CIEN pay a rescission penalty of R$ 117,666,976.00 (approximately US$57.58 million) plus other fines due to the non-availability of “firm capacity and related energy,” and asked the court to determine those other fines in its ruling. The breach allegedly occurred due to a failure by CIEN to assure the availability of capacity contractually agreed with Tractebel over the 20-year period, which allegedly took place beginning in March 2005. In November 2009 CIEN answered the lawsuit, arguing that this unavailability was caused by the “Argentine Crisis,” since CIEN imports all the energy it delivers — when needed - to Tractebel. CIEN also argued that the “Argentine Crisis” was an extraordinary event in which CIEN was not involved to any extent, and that this situation was even acknowledged by the Brazilian authorities at the time. In May 2010, Tractebel notified CIEN via a written statement that it intended to exercise its step-in rights in Line I (30%). The proceeding is currently at the trial stage. In October 2011, Tractebel filed its reply to the filings submitted by CIEN, and the lawsuit was sent to the judge in November for him to decide on the lawsuit and determine if he will provide CIEN the opportunity to make any statements it feels necessary or to begin discovery. On June 11, 2012 Cien filed a presentation to the court of law reinforcing the argument of the Argentinean crisis, attaching reports from Argentinean legal experts and from the School of Engineering of the University of Buenos Aires. On October 22, 2012, the judge accepted CIEN’s request of joining this legal suit with the lawsuit filed by CIEN against Tractebel in 2001, which discussed the collection of values relative to the rate of exchange and taxing trigger (“gatillo”). On November 29, 2012, Tractebel filed an Amendment of Judgment against such sentence, which is pending resolution.

5.- Furnas Centrais Eletricas S.A. filed a suit against CIEN, which was served on June 15, 2010, based on CIEN’s alleged breach of Purchase & Sale Agreement for 700 MW of Firm capacity with related energy originating from Argentina. The agreement was signed in May 1998, with CIEN committing itself to purchase electricity in the Wholesale Electric Market of the Argentine Republic (Mercado Eléctrico Mayorista de la República Argentina), and transporting it from the Argentine electric system through the Interconnection Transmission System (Sistema de Transmissão de Interliga ão), to be made available in Brazil at the Itá substation. The contract has a 20-year term effective June 21, 2000. On April 11, 2005, CIEN informed Furnas that it was unable to fulfill the agreement due to events beyond its control, alleging force majeure. Consequently, on April 14, 2005, Furnas notified CIEN that it rejected the force majeure allegations. Furnas is requesting that CIEN pay R$520,800,659 (approximately US$254.85 million) as a rescission penalty as provided for in the agreement, as adjusted according to the terms of such agreement, plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the contracted capacity, and other damages to be determined upon the final decision. Discovery in the lawsuit is now completed and, in respect of the foreign language documents presented by CIEN, the trial judge of first instance determined that those documents would be excluded from the lawsuit, which decision was confirmed on June 14, 2011 by the 12th. Civil Section of the State Court. CIEN has filed a Special Appeal (Recurso Especial) against this decision, which will be decided by the Superior Court of Justice in Brasilia. At present, the decision of such appeal is pending.

6.- In December 2001, the article of the Brazilian Federal Constitution used by Ampla to claim an exemption from the COFINS tax (Contribuição para o Financiamento da Seguridade Social) was amended, which resulted in the sale of electricity being subject to tax. Ampla only started to pay the COFINS tax beginning in April 2002 because it believed that the changes in law are effective 90 days after they are published. However, the Federal Revenue (Receita Federal) argued that this constitutional norm applies only to amendments at the level of statutes, but not to those made to the Federal Constitution itself, which would apply immediately. In November 2007, the appeal was decided at the administrative appeals level (Consejo de Contribuyentes, Taxpayers Council), against AMPLA. In October 2008, Ampla filed a special appeal that was denied. Therefore, this aspect of the administrative action was concluded unfavorably for Ampla. However, a separate issue (is still pending before the administrative body which ussue was ruled in favor of Ampla by the Taxpayer council but), was opened for review at the administrative level). Because this second issue still pending before the administrative body, judicial review remain pending. The amount involved is US$87.81 million.

7.- In order to fund its investment in Coelce in 1998, Ampla issued long-term debt abroad through instruments called Fixed Rate Notes (FRNs) that were under a special fiscal system through which interests received by non-resident subscribers were exempt from taxation in Brazil, when the debt was issued with a minimum maturity of 8 years. In 2005 the Brazilian Taxing Administration notified Ampla through a Minute that it has declared the non-application of such special fiscal system since it understood that Ampla had amortized the FRNs implicity, before the maturity was complied with, because Ampla had gotten financing in Brazil allocated to financing the FRN subscribers. In Ampla’s opinion, they are two independent legally valid transaction. The non-application of the system assumes that Ampla was non-compliant on retaining the tax and entering it on interests paid to non-resident subscribers. The Minute was appealed and in 2007 the Consejo de Contribuyentes annulled it. However, the Brazilian Taxing Administration contested this decision before the Superior Chamber of Fiscal Resources (Cámara Superior de Recursos Fiscales), the final administrative instance and on November 6, 2012 entered judgment against Ampla. The decision was notified to Ampla on December 21 and on December 28, Ampla filed clarification recourse before the Chamber in order to clarify a final resolution regarding contradictory points of the sentence and that the relevant defense arguments omitted be incorporated. In case of confirming the resolution by the Higher Chamber of Fiscal Resources, Ampla will recur before the Courts of Law. The amount of this lawsuit is US$401.22 million.

8.- In 2002, the State of Rio de Janeiro issued a decree establishing that the ICMS (Imposto sobre operações relativas a circulação de mercadorias e sobre prestações de serviços de transporte interestadual, intermunicipal e de comunicação) should be calculated and paid on the 10th, 20th and 30th days of the same month of the accrual. Ampla continued entering ICMS in accordance with the previous system (on the 5th day of the month following its accrual) and did not adopt this system between September 2002 and February 2005 due to cash flow problems. Additionally, Ampla filed a lawsuit to determine the constitutionality of the demand of the advanced revenue. Ampla starting from March 2005, has been adopting the ICMS according to the new system. In September 2005 the State of Rio de Janeiro issued a resolution against Ampla to collect the fine on late payments, set in the aforementioned Decree of 2002. Ampla appealed the resolution before the Administrative Courts of Law, based on the fiscal Amnesty Laws of the State of Río de Janeiro published in 2004, 2005 and 2006 (condoning interests and penalties if the taxpayer paid for the pending taxes). Ampla alleges that if the aforementioned fiscal amnesties for Ampla do not turn out to be applicable, the law would treat taxpayers that are delayed only a few pays in the payment of taxes (Ampla’s case) in a worse manner than those who, formally, later recurred to different fiscal amnesties to regulate their taxing situation through paying taxes that were not paid in the past. The En Banc Council (a special body within the Taxpayers Council, last administrative instance) on May 9, 2012 entered judgment against Ampla. Which was notified on August 29, 2012. Ampla decided to adopt an extraordinary strategy and requested a review of the decision by the administrative authorities based on the amnesty law (review proceeding contemplated by the 2006 Amnesty Law). The request was filed before the competent entity of the State Public Treasury. Thereafter, the petition was forwarded to the aforementioned entity and successively before the Governor of Rio de Janeiro (instance contemplated by tax and administrative law, for decisions based on equity, in our case, under the argument of taxpayers that did not pay the tax being in a better situation than Ampla’s). A decision on the request filed is pending, which is why the debt should be suspended pending the final analysis of the proceeding in the administrative scope. In November 2012 the State of Rio de Janeiro has inscribed the debt in the public register as past due, implying the need to contribute the guarantee of 140% on November 12, of the taxable debt in order to continue receiving public funds. Once such decision is issued, probably unfavorable, Ampla will recur to the judicial branch. The amount is of US$102.96 million.

9.- In late 2002, Enersis’ Brazilian generation subsidiary CGTF filed a petition against the Federal Revenue seeking an acknowledgment that the assets imported for the turbo-generator units should be classified under “Other Generators” in order to be eligible for a 0% Import Tax (Imposto de Importação, or II) and for Industrial Products Tax (Imposto sobre Produtos Industrializados, or IPI). Endesa Fortaleza also obtained an interlocutory resolution in its favor allowing to clear goods from customs with a 0% duty, after depositing a bond with the court. Endesa Fortaleza obtained a favorable resolution in the administrative instance and in the Second Judicial Instance. In 2009, the Federal Revenue filed clarification recourse against the sentence of the Second instance that was sentenced in favor of Endesa Fortaleza. In March 2010, the Federal Revenue filed a Special Appeal (Recurso Especial) with the Superior Court of Justice in Brasilia. In 2011, the Federal Revenue was notified that its Regular Appeal had been denied, and the Federal Revenue appealed this decision. The bond deposited in the court must continue as guarantee for the proceeding until final sentence is filed. The amount is US$38.19 million.

10.- In 2005, three lawsuits were filed against Endesa Chile, the National Treasury and the Chilean General Water Affairs Bureau (the “DGA”), which lawsuit are currently being treated as a single proceeding, requesting that DGA Resolution 134, which established non-consumptive water rights in favor of Endesa Chile to build the Neltume hydroelectric station project, be declared null as a matter of public policy, with compensation for damages. Alternatively, damages were sought for the detriment allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirehueico Lake, as well as for the devaluation of their properties. The defendants have rejected these allegations, contending that the resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Endesa Chile’s water rights related to the Neltume project. In terms of the status, the regular evidence period has ended. The expert report has been filed, and Endesa requested its annulment, since the recognition hearing had not been carried out. The National Treasury and DGA became a part of the above annulment incident.

11.- Two legal proceedings were initiated in 2008 and 2011 against Pangue S.A. (whose legal successor is currently San Isidro S.A., a subsidiary of Endesa Chile), where the plaintiffs sought damages that they allege were due to flooding caused by the operations of the Pangue hydroelectric station, in particular related to spills caused in July 2006. Pangue S.A. has responded to such lawsuits arguing that its operation of the power station was in accordance with existing regulations and that it acted with due diligence and care. Consequently, Pangue S.A. argues that there is no causal link between the floods and the spills caused by the station during the period in question. These proceedings are being reviewed in several courts. The amount claimed in one of these cases is equal to $30,000,000 (US$62,505) and the other is for an undetermined amount. In the first of these trials, on June 27, 2012, there was a first instance ruling filed, which rejects the claim filed in all its parts. The plaintiff has filed a recourse appeal against such sentence, which to date is still pending review by the court. In the other, the evidence period has ended and the company is waiting to hear the sentence issued. It is worth noting that these proceedings are covered by an insurance policy. The company management deems that, due to the prior judicial sentences in favor of Pangue S.A. in similar proceedings and the current amount of the proceedings currently in force (two) these trials will stop being informed.

12.- During 2010, three lawsuits for damages were filed against Endesa Chile by plaintiffs alleging that they were affected by the flooding of the Bio-Bio River in Region VIII. The plaintiffs sued Endesa Chile for losses caused by its deficient operation of the Ralco hydroelectric station during the flood. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric station during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation. On March 27, 2012, there was a first instance ruling filed, which rejects the claim filed in all its parts. The plaintiff filed an appeal recourse, regarding which on August 28, 2012 the court reviewed the case. Afterwards, a constituent judge disqualified herself, annulling the court review of the case, ordering that such proceeding be carried out again, which to date is still pending. The amount involved in the three lawsuits totals Ch$14,610,042,700 (approximately US$30.44 million). The total risk of these proceedings is covered by an insurance policy.

13.- In July and September of 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, filed separate lawsuits against Endesa Chile and the “DGA”, seeking to declare the annulment of DGA’s administrative resolution 134 that granted ENDESA CHILE’s water rights for the Neltume hydroelectric station. Similarly, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada, respectively, each filed suits against DGA’s administrative resolution 732, that authorized the relocation of the water uptake point of such rights null as a matter of public policy. Ultimately, the plaintiffs attempted to demand payment for their water rights located in the area of influence of the hydraulic works for the future Neltume station. Endesa Chile has rejected these claims, contending that the plaintiffs are abusing the judicial process to prevent the construction of the station in order to obtain monetary compensation. As to the procedural status of the two lawsuits, in the discovery period has expired for the trial filed by Ingeniería y Construcción Madrid S.A. (Case No. 7036-2010), pending the resolution of the reconsideration recourse filed by Endesa Chile against a discovery resolution of a discovery nature. Regarding the other lawsuit (Case No. 6705-2010), which requested the annulment of DGA resolution 732, on March 12, 2012 a ruling was issued that declared the proceeding as abandoned. Afterwards, on June 27, 2012, Ingeniería y Construcción Madrid filed a similar lawsuit again before another Court of Law (Case No. C-15156-2012), proceeding that is pending the transfer to file the rejoinder. On the other hand filed by Transportes Silva y Silva Ltda., (Case No. 16025-2012), which contests DGA resolution 134, the proceeding was declared as abandoned. In another suit filed (Case No. 17916-2010), which requested the proceeding as abandoned, however it was denied, and an appeal was filed . This proceeding is pending the initiation of the discovery stage. All these lawsuits are for an undetermined amount.

14.- In 2001, a lawsuit was filed against Enersis Chile’s Colombian generation subsidiary Emgesa S.A. E.S.P., as well as Empresa de Energía de Bogotá S.A. E.S.P. (“EEB”) and Corporación Autónoma Regional de Cundinamarca (“CAR”), by the inhabitants of Sibaté, Department of Cundinamarca. The lawsuit seeks to make the defendants jointly and severally liable for the damages arising from the pollution of the El Muñá reservoir, as a result of Emgesa’s pumping of polluted waters from the Bogotá River. Emgesa has challenged these allegations, establishing that it is not liable for these damages, arguing, among other things, that it receives already polluted water, among other arguments. The plaintiffs’ initial demand was for $3,000,000,000 in thousands of Colombian pesos (approximately US$1,696,611 million). Emgesa petitioned for the joinder of approximately 60 public and private entities that also discharge their effluents into the Bogotá River or that otherwise have responsibility for the environmental management of the river basin, which is why the lawsuit was sent on to the State Council (Consejo de Estado), with remedies pending by these entities before this regulatory body. On June 29, 2010, the parties were notified of a motion filed by the attorney for the plaintiffs, whereby the plaintiffs sought to declare the acts of the Administrative Court of Cundinamarca since August 1, 2006 null, claiming that from that date such court lost the authority to hear the current process, since the Administrative Circuit Courts started to be in force, which were the competent courts to hear the class actions and popular legal suits in conformance with Law 472, dated 1998. Emgesa gave its timely opinion regarding the matter, claiming that such annulment request would be irrelevant and unlawful. Currently, the Third Section of the State Council has resolved to confirm the ruling of the Court that denied Emgesa’s impleader petition and joined various legal entities as defendants, including: Hospital Juan F. Copras, Refisal S.A., Tinzuque S.A., Emocables S.A., Cristalería Peldar S.A., Líquido Carbónico Colombiano S.A., Icollantas S.A. and Agrinal S.A. Also, the annulment request filed by the plaintiffs (inhabitant of Sibaté) was denied, although the State Council required the Administrative Court for Adversary Proceedings (Tribunal Contencioso Administrativo) to pass the case to the Administrative Courts of the Bogotá Circuit (Juzgados Administrativos del Circuito de Bogotá) so that they can continue their review. In June 2011, the Administrative Court for Adversary Proceedings issued a writ ruling that the lawsuit was passed to the Fifth Administrative Court of Bogotá (Juzgado Quinto Administrativo de Bogotá), which then in turn sent it to the State Council to resolve on appeal the writ of admission requested by Alpina. The State Council then resolved the appeal keeping the tie of Alpina to this case and the proceeding is pending before the Fifth Administrative Court of Bogotá to continue its course.

15.- The Peruvian tax authority, SUNAT (Superintendencia Nacional de Aduanas y de Administración Tributaria), through Tax and Fine Resolutions (Resoluciones de Impuestos y Multas) issued in 2001, questioned Edegel’s method used in accounting for depreciation of Edegel’s revalued assets. In January 2002, Edegel filed a petition (recurso de reclamacion) against these resolutions, which SUNAT dismissed as groundless. Edegel filed an appeal with the Tax Court (Tribunal Fiscal), which ruled in its favor in 2004, upholding (i) its right to depreciate the goodwill obtained from revaluating the assets, based on the fact that Edegel had a statutory stability agreement (convenio de estabilidad jurídica), and (ii) the inapplicability of Rule VIII of the Tax Code, since there was no fraud or simulation involved. Also, the resolution provided that SUNAT had to verify that the revaluation of assets was not done at more than fair market value. From that date, Edegel has received several notifications from SUNAT requesting a determination of the revaluation surplus and the tax payable. In January 2006, a complaint was filed, followed by an appeal filed in 2008 against the resolution of SUNAT’s claim before the Tax Court. In February 2012, the Tax Court ruled in a last administrative instance on the Edegel litigation for income taxes for the 1999 accounting period regarding the voluntary reevaluation of assets. The Court of Law has sentenced in favor of Edegel with respect to Central Huinco (Huinco Power Plant) (civil works) and Central Matucana (Matucana Power Plant) (civil works, equipment and machinery and other assets) and against Edegel with respect to the other power plants (Santa Rosa, Callahuanca, Moyopampa and Huampaní), providing that the SUNAT “will proceed to the debt recalculation.”

In May 2012, Edegel filed a Contentious Administrative Claim (Demanda Contencioso Administrativa, or DCA,) against the ruling of the Tax Court. In June 2012: Edegel filed before the SUNAT a writ for the recalculation of the debt ordered by the Tax Court and that pertains to resettlement by the SUNAT. On June 19, 2012, Edegel received the Resolution of Intendancy No. 0150150001103, which established the recalculation made by the SUNAT regarding the tax debt. In June 26, 2012, Edegel made a partial payment of the updated debt to such date, other than the part referring to the Workers’ Profit Sharing. It is worth noting that payment has been made based on the criteria adopted by the Taxing Court of Law in record IR 1999. Such payment has not meant waiving any attempt made by Edegel, i.e., the litigation is maintained. In July 2012, Edegel received a Resolution of the Intendancy of the SUNAT that disregards the recalculation. Edegel filed a partial recourse appeal against the SUNAT resolution. The appeal was taken before the Tax Court for its resolution. In August 2012, the Judge admitted the DCA for processing and ordered its transfer so that the Tax Court and SUNAT can resolve the DCA. In October 2012, the Judge acknowledges the DCA as contested, both by the Tax Court and SUNAT. In summary, the status of the litigation is as follows: Regarding the 1999 accounting period, a ruling was issued which was partially favorable to Edegel providing that the SUNAT must perform the debt recalculation. In the Tax Court, the resolution of the appeal against the Resolution of the Intendancy of the SUNAT, which recalculated the debt, is still pending. In the Judicial Branch (Poder Judicial), the DCA has been admitted for processing and the transfer is still pending resolution by the Tax Court. Regarding the 2000 and 2001 accounting periods, verbal reports and written allegations were filed and the decision of the Tax Court is still pending. Resolution by the Tax Court is pending. The sums of the amounts at issue are of approximately US$36.55 million.

16.- In 2004, 2005 and 2006, Peru’s tax authority, SUNAT, notified EDELNOR of several Assessment and Fine Resolutions whereby SUNAT objected to the Income Tax and General Sales Tax paid from 2000 to 2003. With regards to Income Tax, SUNAT objected to the tax loss declared. Edelnor accepted these objections in part and questioned some of them. In relation to General Sales Tax (IGV), the objections were substantially less. EDELNOR filed an appeal against these resolutions with SUNAT. In February 2009, EDELNOR was notified of administrative trial-level resolutions issued by SUNAT (First Administrative Instance), which in part upheld the company’s appeal with SUNAT. In May 2009, an appeal was filed against these resolutions with the Tax Court. In November 2012 EDELNOR was notified of the Resolution of the Tax Court that terminated the administrative instance to the contest filed against the defined minutes relative to Income Tax from 2000 to 2004, which includes the COLFONAVI (Comisión Liquidadora del Fondo Nacional de Vivienda) issue, resolution that is in part favorable for EDELNOR. Regarding COLFONAVI, although the Tax Court has not recognized as a deductible expense of the 2000 accounting period, it has recognized Edelnor’s right to depreciation, and ordered SUNAT to recalculate the depreciation. In relation to the 2004 accounting period, the court revoked the appealed IR and ordered SUNAT to resettle the Income Tax according to what was provided by RTF, taking into account the results of the records IR 2000-2001 and IR 2002-2003. EDELNOR filed with the Tax Court an appeal against the Intendancy Resolutions of SUNAT, which carries out the calculation and resettlement. The appeal is pending admission to processing.The amount involved is approximately US$18.67 million.

17.- On May 24, 2011, Endesa Chile was served with a lawsuit filed by 19 riparian owners along the Pirihueico Lake, seeking to declare null DGA Resolution 732, which authorized the relocation of water uptake rights for the Neltume station, from the Pirihueico Lake 900 meters downstream along Fui River. The plaintiffs seek to have this annulment annotated at the margin of the notarized instrument that memorialized DGA Resolution 732, which approved the transfer of the uptake. The plaintiffs also seek to have the recordation of said instrument struck from the waters registry, if entered, and to require the Chilean Treasury, the DGA and Endesa Chile to pay damages to the plaintiffs as a result of the challenged DGA resolution, seeking to reserve their right to indicate the type and amount of damages in subsequent legal proceeding. The claim is for an undetermined amount since the plaintiffs have requested that damages be determined in another suit, once the DGA’s administrative resolution is declared null and void. To date the discussion period is over and the discovery writ has been issued, which has been served on the plaintiffs and Endesa Chile, both of whom filed motions seeking the annulment or modification of the writ which were both rejected. The proceeding is suspended by mutual agreement by the parties, until March 9, 2013.

18.- In 1996, 45 workers filed a suit requesting reinstatement to their employment positions with Enersis’ Brazilian distribution company, Ampla. Ampla obtained a favorable ruling in 2003. The Higher Labor Court of Law (Tribunal Superior de Trabalho) acknowledged that the workers voluntary early retirement terminated the work contracts. Based on some judicial decisions that recognized that upholding these voluntary early retirement programs did not terminate the work contracts, the workers filed a “rescissory claim” before the Higher Labor Court of Law grounded on such judicial decisions. Ampla, in the course of this proceeding, is attempting to uphold the unconstitutionality of the legislative resolution of the Energy Secretary of the State of Río de Janeiro and the consequent non-existence of the stability right, regardless of whether voluntary early retirement cancels the work contract or not. Ampla filed an Amendment of Judgment alleging the expiration of the right of the plaintiffs to file a rescissory suit, which was accepted and the court determined that the re-integration of the plaintiffs in Ampla was annulled. The sum of this trial is estimated to be approximately US$54.09 million.

19.- The Regional Trade Union of Endesa Chile Workers (Sindicato Regional de Trabajadores de Endesa Chile), filed a lawsuit against Endesa Chile, Endesa Eco, Central Eólica Canela S.A., Celta, Pangue, Pehuenche and San Isidro, seeking a judgment declaring that Endesa Chile must determine the “operational profitability” based on the 2011 Balance Sheet and 2011 Annual Report, , registered before the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros) and published on the Web Page www.endesa.cl, which stated that its operational profitability was 15% higher in the 2011 Accounting Period and that, consequently, the maximum share of the bonus for profits regarding the 2011 Accounting Period corresponds to the workers affiliated to the plaintiff trade union.

The bonus amounts to 2.15 wages (RBPM) for the adjustment that corresponds since the Group Bargaining Contracts were in force during that year, and for the second half of 2011 (current Group Bargaining Contract), 2.3 RBPM and for the first half (prior Group Bargaining Contract), 2.0 RBPM. The plaintiffs requested that Endesa Chile be required to pay them the difference between 2.15 RBPM and what was effectively paid (0.5742 RBPM), amounting to 1.5758 RBPM, plus readjustments, interests and costs. In case that the court declares that Endesa Chile’s operational profitability must be determined based on the Parent Company’s results, the plaintiffs requested the companies in which Endesa Chile’s overwhelming majority participation and lack workers whether totally or virtually, not be considered as “subsidiaries,” at least for labor purposes. For this reason, the profit sharing bonus must be calculated on the operational profitability obtained by Endesa Chile with the so-called affiliates. Consequently, Endesa Chile could have to pay the workers affiliated to the plaintiff Trade Union the difference between the RBPM associated to the operational profitability obtained in the aforementioned manner and what was effectively paid, 0.5742 RBPM, plus readjustments, interests and costs. In addition, if the court decides that Endesa Chile’s operational profitability must be determined based on its parent company’s results, without the aforementioned subsidiaries, the profit sharing bonus must be calculated based on formal and verifiable background information established by the court and not on Endesa Chile’s assertions. For the above purpose of determining specific amount corresponding to each worker for profit sharing, the value of their wages (RBPM) must be considered, which amount must be set based on credited background information and determined during the proceeding process or in the ruling compliance stage. Additionally, the plaintiffs requested that Endesa Chile in the future pay the profit sharing benefit over the same criteria determined by the court in the proceeding sentence. The parties have been called to attend preparatory hearing on February 5, 2013, at 09:10 a.m. The term to contest the lawsuit matures on January 29, 2013.

The Enersis management considers that the provisions registered in the Consolidated Financial Statements, attached hereto, adequately cover the risks resulting from litigation and other operations described in this Note, which is why it does not consider that there are additional liabilities than those specified herein.

Given the characteristics of the risks covered by these provisions, it is impossible to determine a reasonable schedule of payment dates, in case there are any.

34.4	Financial Covenants

Various of the company’s loan agreements, and those of some of its subsidiaries, include the obligation to comply with certain financial ratios, normal in contracts of this nature. There are also covenants and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1-. Cross default

Some of the financial debt contracts of Enersis S.A. and of Endesa Chile contain cross default clauses. The syndicated loan of Endesa Chile under New York law signed in 2008 and which expires in 2014, with an amount disbursed of US$200 million at the present time, makes no reference to its subsidiaries, so a cross default can only arise with respect to another own debt. In order to accelerate payment of the debt of this loan due to cross default with respect to another debt, the amount overdue of a debt must exceed US$50 million, or the equivalent in other currencies, and other additional conditions should be met including the expiry of grace periods (if any) and formal notification of the intention to accelerate the debt by creditors representing over 50% of the amount due under the agreement.

Regarding the bond issues of Enersis S.A. and Endesa Chile registered with the United States Securities and Exchange Commission (“SEC”), commonly called “Yankee Bonds,” a cross default can be triggered by another debt of the same company or of any of their Chilean subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by the holders of at least 25% of the bonds of a certain series of Yankee Bonds. In addition, events of bankruptcy or insolvency of foreign subsidiaries have no contractual effects on the Yankee Bonds of Enersis S.A. and Endesa Chile. The last Yankee Bond of Enersis S.A. matures in December 2026 and that of Endesa Chile in February 2097.

The domestic bonds of Enersis S.A. and Endesa Chile state that cross default can be triggered only by the default of the issuer, and debt acceleration requires the agreement of at least 50% of the holders of the bonds of a certain series.

2-. Financial Covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the company is obliged to meet at certain periods of time (quarterly, annually, etc.). Most of the financial covenants of the Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary according to the type of debt.

The Series B2 domestic bonds of Enersis S.A. include the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

- Equity: A minimum Equity should be maintained of Ch$592,579 million a limit adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the dominant company and Minority participations. As of December 31, 2012, the equity of Enersis S.A. was Ch$6,963,769 million.

- Debt Ratio: A debt ratio, being Total liabilities to Equity, should be no more than 2.24:1. Total liabilities are the sum of Total current liabilities and Total non-current liabilities, while Equity is the sum of Equity attributable to the dominant company and Minority participations. As of December 31, 2012, the ratio of total liabilities to equity of Enersis S.A. was 0.91.

- Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities should be at least 1:1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total assets less the sum of Cash, Bank balances, Accounts receivable from related entities, current, Payments made in advance, current, Accounts receivable from related entities, non-current and Identifiable intangible assets, gross, while Total secured assets relates to assets pledged in guarantee. On the other hand, Unsecured total liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by collateral. As of December 31, 2012, this ratio was 1.78.

The Yankee Bonds are not subject to any financial covenants.

As of December 31, 2012, the most restrictive financial covenant of Enersis S.A. was the debt ratio with respect to domestic bonds Serie B2, which expires in June 2022.

The domestic bonds of Endesa Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

- Consolidated Debt Ratio: A consolidated debt ratio, being Financial debt to Capitalization, should be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current, Interest-bearing loans, non-current, Other financial liabilities, current, Other financial liabilities, non-current and Other obligations guaranteed by the issuer or its subsidiaries, while Capitalization is the sum of Financial liabilities, Equity attributable to the dominant company and Minority participations. As of December 31, 2012, the ratio was 0.38.

- Equity: A minimum Equity should be maintained of Ch$756,942 million, which limit is adjusted at the end of each year as established in the indenture. Equity is the sum of Equity attributable to the dominant company and Minority participations. As of December 31, 2012, the equity of Endesa Chile was Ch$2,541,242 million.

- Financial Expense Coverage: A financial expense coverage ratio should be maintained of at least 1.85. Financial expense coverage is the quotient between i) the Gross margin plus Financial income and Dividends received from associate companies, and ii) Financial expenses; both items refer to the period of four consecutive quarters months ending on the quarter being reported. In the period ended December 31, 2012, this ratio was 5.76.

- Net Asset Position with Related Companies: A Net asset position should be maintained with related companies of no more than a hundred million dollars. The Net asset position with related companies is the difference between i) the sum of Accounts receivable from related entities, current, Accounts receivable from related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and ii) the sum of Accounts payable to related entities, current, Accounts payable to related entities, non-current, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation, and long-term transactions of associates of Endesa Chile in which Enersis S.A. has no participation. As of December 31, 2012, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$349.1 million.

Series M

- Consolidated Debt Ratio: A consolidated debt ratio, being Financial debt to Capitalization, should be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current, Interest-bearing loans, non-current, Other financial liabilities, current, Other financial liabilities, non-current, while Capitalization is the sum of Financial liabilities, Equity attributable to the dominant company and Minority participations. As of December 31, 2012, the debt ratio was 0.36.

- Equity: As for Series H.

- Financial Expense Coverage Ratio: As for Series H.

The rest of the debt of Endesa Chile includes other covenants like leverage and debt coverage ratios (debt/EBITDA ratio), while the Yankee Bonds are not subject to financial covenants.

In the case of Endesa Chile, the most restrictive financial covenant as of December 31, 2012 was the debt ratio, with respect to the syndicated loan under New York law which expires in June 2014.

In Peru, the debt of Edelnor only has one covenant, a debt ratio with respect to the domestic bonds which mature in May 2032 and a loan from Banco de Crédito which matures in September 2018. On the other hand, the debt of Edegel includes the following covenants: debt, leverage, interest coverage, equity to debt and debt to equity and debt coverage (debt/EBITDA) ratios. As of December 30, 2012, the most restrictive financial covenant of Edegel was the debt ratio, corresponding to the 2nd domestic bonds program which matures in January 2014.

In Brazil, the debt of Coelce includes compliance with the following covenants: interest coverage (EBITDA/financial expenses), debt repayment coverage (debt/EBITDA) and debt ratios. As of December 31, 2012, the most restrictive financial covenant of Coelce was the debt/EBITDA ratio, corresponding to the 2nd and 3rd domestic bond issues, whose final maturity is October 2018. The debt of Ampla includes the following covenants: debt payment coverage, interest coverage and short-term debt (short-term debt to EBITDA) ratios. As of December 31, 2012, the most restrictive financial covenant of Ampla was the debt payment coverage ratio, corresponding to the 5th, 6th and 7th domestic bond issues, whose final maturity is June 2019.

In Argentina, Endesa Costanera has just one covenant which is the maximum debt, corresponding to a loan from Credit Suisse International which matures in March 2013. The debt of El Chocón includes covenants of maximum debt, equity, interest coverage, debt payment coverage (debt/EBITDA) and leverage ratios. In the case of El Chocón, as of December 31, 2012, the most restrictive financial covenant was the interest coverage ratio, corresponding to loans from Deutsche Bank, Standard Bank and Itaú which mature in February 2015.

In Colombia, the debts of Codensa and Emgesa are not subject to compliance with financial covenants, a situation that also applies to the debt of the rest of the companies not mentioned in this Note.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically but is subject to certain conditions, like a cure period.

As of December 31, 2012 and December 31, 2011, neither Enersis S.A. nor Endesa Chile, nor any of their subsidiaries are in default under their financial obligations summarized here or other financial obligations whose defaults might trigger the acceleration of their financial commitments, with the sole exception of Endesa Costanera, our Argentine generation subsidiary, which has still not repaid the installment of US$17.6 million due under a supplier credit with Mitsubishi Corporation which was due on March 31, 2012, for which no waiver has been received. The grace period established was 180 days and expired on September 26, 2012. Endesa Costanera has not repaid the second installment of US$17 million that matured at the end of September 2012. Under the contract terms, and as the grace period of 180 days has expired, should Mitsubishi Corporation wish to accelerate the amount outstanding of this loan, it would have to notify formally ten days in advance. To date, Endesa Costanera has not received such notification from Mitsubishi Corporation and negotiations are currently proceeding to restructure the unpaid installments. Should Mitsubishi Corporation send a formal communication of debt acceleration, total loans of US$141 million would be payable. None of this represents a cross-default risk or other default for Enersis S.A. or Endesa Chile.

34.5	Other information

- Our Argentine subsidiary Endesa Costanera shows a working capital deficit, pressed by the difficulties it is facing in obtaining tariff adjustments to cover the real costs of generation, leading to problems in its short-term financial equilibrium. Endesa Costanera expects to correct the present situation depending on a favorable resolution of requests made to the Argentine government. The equity risk that this company represents for the Enersis S.A. is not significant.

- On July 12, 2012, the Argentine electricity regulatory authority (Ente Nacional Regulador de la Electricidad de la República Argentina (ENRE)), by its Resolution 183/2012, informed Edesur of the appointment of a “Veedor” (a kind of inspector) for an extendable term of 45 days in order to control and verify all normal administrative actions linked to the normal provision of the electricity distribution service public utility by Edesur. On September 13, 2012 the ENRE, by Resolution 246/2012, stated that the “veedor” will be maintained for another extendable period of 45 days. On November 14, 2012 the ENRE, by Resolution 337/2012, stated that the “veedor” will be maintained for another extendable period of 45 business days. The appointment of the “veedor” does not imply the loss of control by Enersis of Edesur. Edesur considers that this appointment and its justification are inappropriate and therefore it brought proceedings against the ENRE each time the period has been extended.

35.	PERSONNEL FIGURES

Enersis personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2012 and 2011:

	12-31-2012
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period

Chile	89	2,057	316	2,462	2,451
Argentina	40	2,427	982	3,449	3,362
Brazil	34	2,368	260	2,662	2,740
Peru	20	691	159	870	841
Colombia	27	1,563	54	1,644	1,634
Total	210	9,106	1,771	11,087	11,028

	12-31-2011
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period (*)

Chile	94	1,963	340	2,397	2,522
Argentina	43	2,401	883	3,327	3,242
Brazil	40	2,414	310	2,764	2,780
Peru	20	624	153	797	854
Colombia	27	1,517	55	1,599	1,641
Total	224	8,919	1,741	10,884	11,039

(*) Includes average staff at Cam and Synapsis up to the time they were sold. See Note 2.4.1 and Note 11.

36.	SANCTIONS

The following companies belonging to the Group have received sanctions from the administrative authorities:

1.- Endesa Chile

- During the 2011 fiscal year, the company was fined ThCh$662,482 by the Electricity and Fuels Superintendency (SEF) for the blackout on March 14, 2010. Endesa Chile filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. The timeframe for appealing against this ruling has not yet expired.

2.- Pehuenche

- On October 6, 2011, the Securities and Insurance Superintendency (Superintendencia de Valores y Seguros, SVS) issued Exempt Resolution No. 545 and applied a sanction fining the Directors of Pehuenche who participated in the approval of the Energy and Capacity agreement signed between the Company and its parent company, Empresa Nacional de Electricidad S.A. (Endesa), on November 19, 2007.

The following fines were applied:

i) The Directors who were not members of the Directors’ Committee were fined for not having verified, according to the SVS resolution, that the Energy and Capacity sales agreement signed between Empresa Eléctrica Pehuenche S.A. and its parent company Endesa on November 19, 2007 was entered into under equitable conditions normally prevailing in the market, and for having approved the Minutes of the Board meeting stating that Directors’ Committee Report had been read when only the Minutes of the Directors’ Committee meeting had actually been read. The Directors were fined 300 UF each.

ii) The Directors who were members of the company’s Directors’ Committee on the date that the aforementioned agreement was signed were fined for not having issued, in accordance with the SVS resolution, the Report referred to in that regulation. They were each fined 400 UF.

The Directors filed an appeal with the competent civil court after paying 25% of the total fine to the General Treasury of the Republic. As a consequence, the fines and their grounds are being questioned before the ordinary courts of law, which, in a summary proceeding, are studying the Directors’ claim requesting their acquittal.

On August 22, 2012, the first party, Endesa, and the second party, Inversiones Tricahue and other minority shareholders, entered into a transactional agreement in which the minority shareholders desisted from all arbitration, administrative, and criminal actions against Endesa, Pehuenche, and the Directors who were in place on November 19, 2007. In exchange, Endesa agreed to rescind the capacity and energy supply agreement of November 19, 2007 and enter into a new one under the same conditions but with prices at marginal cost; this agreement will be in force as of the date it is signed until December 31, 2021. Both parties also agreed to vote favorably on the rescission and the signing of the new agreement at the Pehuenche Extraordinary Shareholders’ Meeting. Endesa undertook to pay Pehuenche the price difference that arose from the price of the November 19, 2007 agreement, in force from January 1, 2008 to July 31, 2012, and the price difference from that paid from August 1, 2012 until the date the new capacity and energy supply agreement was signed, according to the calculation methods and conditions of the new agreement. On October 4, 2012, the Pehuenche Extraordinary Shareholders’ Meeting unanimously approved the rescission and the signing of a new contract. On October 19, the Pehuenche Board of Directors voted to pay an interim dividend for the amount it will receive from the price differences implemented by Endesa; the dividend will be paid on November 5, 2012. However, the Directors must pay the fine imposed by the SVS. The respective insurance will cover these fines, and we are in the process of declaring and paying these sanctions to the Treasury.

- During the 2011 fiscal year, the company was fined ThCh$288,996 by the Electricity and Fuels Superintendency (SEF) for the blackout on March 14, 2010. Pehuenche has filed an appeal against the measure with the Santiago Court of Appeals, which rejected the appeal on January 18, 2013 and upheld the fine. The timeframe for appealing against this ruling has not yet expired.

3.- Chilectra S.A.

In the fiscal year ended December 31, 2012, Chilectra S.A. received 19 fines totaling ThCh$1,050,663 from the Electricity and Fuels Superintendency (SEF) for different reasons in connection with power supply and facilities. Chilectra S.A. was also fined ThCh$3,969 by the Regional Health Ministry Office of the Metropolitan Region for failure to comply with regulations on the storage of materials. During the 2011 fiscal year, the Company was fined ThCh$29,529 for technical failures related to power supply. The management has filed the corresponding appeals or claim for each sanction.

4.- Edelnor S.A.A.

For the period ending December 31, 2012, Edelnor S.A.A. has been issued five fines totaling S/17,057,205 Peruvian sols (ThCh$3,210,500) in connection with income taxes owed for the 2007 and 2008 fiscal years. The company has filed the respective appeals.

Also, during the 2012 fiscal year, the Agency for the Supervision of Investment in Energy and Mining (Organismo Supervisor de la Inversión en Energía y Minería, OSINERG) issued 19 fines to Edelnor S.A.A. totaling S/463,645.77 Peruvian sols (ThCh$87,267) for failure to comply with technical and commercial quality regulations; it received 47 fines totaling S/717,000 Peruvian sols (ThCh$138,081) in 2011.

5.- Edesur S.A.

For the year ended December 31, 2012, Edesur S.A. received 819 fines from the Energy Regulatory Body (Ente Regulador de Energía, ENRE) totaling ThCh$1,326,379 (Th$13,591 Argentine pesos) for failure to comply with technical and commercial quality regulations. During the 2011 fiscal year, the Company received 182 fines for the same reasons totaling ThCh$10,075,970 (Th$83,526 Argentine pesos).

6.- Hidroeléctrica El Chocón S.A.

For the year ended December 31, 2012, Hidroeléctrica El Chocón was fined ThCh$299,511 (Th$3,069 Argentine pesos) by the Jurisdictional Authority of the Limay, Neuquén, and Negro River Basins (Autoridad Jurisdiccional de las Cuencas de los Ríos Limay, Neuquén Negro, AIC) for failure to comply with water extraction from its basins. The company has presented the respective appeal.

7.- Endesa Costanera S.A.

During the 2011 fiscal year, the company received two fines totaling ThCh$2,422 ($ 24,000 Argentine pesos) from the Energy Regulatory Body (ENRE). The company has filed the respective appeal.

8.- Ampla Energía S.A.

For the period ending December 31, 2012, the company received one fine for ThCh$673,664 (Th$2,863 Brazilian reals) from the National Electrical Energy Agency (Agencia Nacional de Energía Eléctrica, ANEEL) for power consumption metering. In 2011, it received three fines totaling ThCh$1,959,386 (Th$7,079 Brazilian reals) for violation of telemarketing and energy sale tariff indicators. For the period ended December 31, 2012, Ampla has also been fined ThCh$1,759,573 (Th$7,478 Brazilian reals) by the Federal Revenue Office (Secretaria de Receita Federal) for failure to meet tax obligations. The company has filed the respective appeal.

9.- Coelce

For the period ending December 31, 2012, the company received two fines totaling ThCh$162,122 (Th$689 Brazilian reals) from the National Electrical Energy Agency (ANEEL) for failure to comply with technical regulations. During the 2011 fiscal year, the company received three fines totaling ThCh$386,674 (Th$1,397 Brazilian reals) from the National Electrical Energy Agency (ANEEL) for the same reason as in 2012. It also received eight fines in 2012 totaling ThCh$5,387,433 (Th$22,937,784 reals) from the Ceará State Regulatory Agency. The company has filed the respective appeals.

10.- Edegel

During the 2012 fiscal year, the Administración Tributaria (Tax Administration, SUNAT) ordered Edegel S.A.A. to pay S/37,710,176 Peruvian sols (ThCh$7,097,795) for Omitted Taxes plus interest and penalties in connection with an audit of its 1999 income tax that began in January of 2006. Edegel S.A.A. has filed an administrative claim disputing the decision.

During the 2011 fiscal year. Edegel S.A.A. was notified by the Administración Tributaria (SUNAT) of resolutions determining taxes and fines regarding alleged omissions in the filing of its 2006 income tax. The contingency associated with these allegations, updated at December 31, 2011, was S/25,546,000 Peruvian sols (ThCh$4,919,690), including fines and interest. The company has filed an appeal, which is pending resolution by the Tax Court.

11.- The company and its Board of Directors have not received other fines from the SVS or from other administrative authorities.

37.	SUBSEQUENT EVENTS

ENERSIS

The following essential events are reported in accordance with Articles 9 and 10, second section, of Law 18,045 on the Securities Market and the provisions of that Superintendency’s General Regulation No.30.

- On January 8, 2013, the company reported that Empresa Nacional de Electricidad S.A. (Endesa Chile) has accepted the terms received from insurance adjustor Becket S.A. Liquidadores de Seguros informed in letter dated January 7, 2013 regarding the final and definitive amount to be paid for the losses sustained in the February 27, 2010 earthquake. These terms have also been accepted by all of the insurance companies.

Regarding Endesa Chile’s Bocamina 1 plant, an agreement has been reached on the insurance settlement, with US$85,665,673 to be paid for loss of profits and material damage (US$66,165,673 and US$19,500,000, respectively) as a result of the earthquake. Our subsidiary has received advance cash payments of US$42,665,673 for the loss.

Regarding Bocamina 2, also owned by Endesa Chile, the claim settlement involves US$112,999,528, of which US$2,953,306 is for material damage and US$110,046,222 is for loss of profits (ALOP).

As of December 31, 2012, our subsidiary Endesa Chile has recorded US$114,711,895 in its operating results for settlement of an insurance claim covering loss of profits. This results in a gain of US$55,043,356 for Enersis after taxes and non-controlling interests.

- On January 22, 2013, Enersis S.A. (Enersis) reported that, regarding the essential event reported on December 21, 2012 involving the capital increase approved at the December 20, 2012 Extraordinary Shareholders’ meeting, it has been studying the placement of shares both in Chile and in foreign markets through an ADR (as this term is defined in the Bulletin) program with the following investment banks / placement agents: J.P. Morgan, BTG Pactual / Celfin, Bank of America Merrill Lynch, Banchile, BBVA, Crédit Suisse, Deutsche Bank, Goldman Sachs, HSBC, Larraín Vial, Morgan Stanley, Santander, Bank of Tokyo, Mitsubishi UFJ Securities, BNP Paribas, and Crédit Agricole.

Enersis S.A. will report the information required under Section II.1b) of the Bulletin as soon as it is available.

Nothing reported in this essential event constitutes an offer to sell securities in the United States of America. The securities cannot be offered or sold in the United States of America without a registration or a registration exemption. Enersis plans to register securities for public sale in the United States of America in connection with its announced capital increase.

Any public offer of securities in the United States of America will be made through a prospectus that will be available from the issuer or the depository of the securities for sale and that will contain detailed information on Enersis, its management, and its financial statements.

On January 29, 2013, our subsidiary Endesa Chile reported that, in the international arbitration procedure filed by our company with the International Chamber of Commerce of Paris (ICC) in October 2012 due to the differences between the parties to the Turnkey Construction Agreement for the Bocamina II thermoelectric plant owned by Endesa Chile, Endesa has been notified by the Technical Office of the Paris International Chamber of Commerce that the members of the SES-TECNIMONT Consortium have proceeded to answer Endesa Chile’s arbitration request separately with their claims and, at the same time, have filed a countersuit against Endesa Chile for US$1,294 million in the case of Tecnimont and US$15 million in the case of SES.

Endesa Chile considers that there are no grounds for the countersuits, so our company will defend its position in this arbitration suit with the conviction that the law and the facts in this dispute are on its side, and have justified its collection on the bank guarantee bonds due to the Consortium’s serious breaches of contract.

Considering the above, and given the unfounded claims of the countersuits, the company does not anticipate any adverse financial effects on its assets, liabilities, or results at this time.

No other subsequent events of significance have occurred between January 1, 2013 and the date these financial statements were issued.

38.	ENVIRONMENT

Environmental expenses as of December 31, 2012, 2011, and 2010 are as follows:

Company Incurring the Cost	Project	12-31-2012 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations	2,298,344	2,104,631	2,460,261
Gasatacama S.A.	Environmental monitoring (air quality, marine monitoring, etc.)	41,802	72,711	72,984
Hidroaysen S.A.	Expenses in education and tourism	124,990	455,617	294,327
Chinango	Air and climate protection, waste water management, soil and water recovery, noise and vibration reduction, biodiversity and landscape protection	451,030	211,544	-
Edegel S.A.A.	Environmental monitoring, waste management, mitigation and restoration	464,295	336,435	444,983
Codensa	Environmental management of PCB transformers.	-	71,667	69,820
Chilectra	Weed removal on substation premises, tree pruning in AT, garden maintenance, oil-contaminated solids	1,324,061	1,681,800	4,344
Ampla Energia	Environmental license and environmental management equipment	-	-	17,377
Edesur S.A.	Final disposal of waste and contaminants	-	56,185	10,287
Compañía de Transmisión del Mercosur S.A.	ISO 14,001 audit and ENRE 57/2003 Resolution (Public Safety), environmental monitoring, and environmental standards update	-	15,100	13,412
Transportadora de Energía S.A.	ISO 14,001 audit and ENRE 57/2003 Resolution (Public Safety), environmental monitoring, and environmental standards update	-	16,387	14,714

Total		4,704,522	5,022,077	3,402,509

39.	SUMMARIZED FINANCIAL INFORMATION ON PRINCIPAL SUBSIDIARIES AND JOINT VENTURES

As of December 31, 2012 and 2011, the summarized financial information of our principal subsidiaries and joint ventures under IFRS is as follows:

	12-31-2012
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	consolidated	164,345,697	1,139,112,814	1,303,458,511	(195,903,831)	(70,857,008)	(266,760,839)	974,543,004	(798,781,836)	175,761,169
Inmobiliaria Manso de Velasco Ltda.	consolidated	33,956,699	34,725,275	68,681,974	(4,487,954)	(473,280)	(4,961,234)	12,042,940	565,251	12,608,192
ICT Servicios Informáticos Ltda.	separate	4,302,210	327,443	4,629,653	(2,560,716)	(686,662)	(3,247,378)	6,158,048	(5,711,991)	446,057
Inversiones Distrilima S.A.	separate	14,081,778	45,150,539	59,232,317	(1,690)	-	(1,690)	-	13,767,559	13,767,559
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	separate	69,076,427	456,528,436	525,604,863	(121,208,497)	(202,239,406)	(323,447,903)	375,147,825	(335,221,434)	39,926,390
Empresa Nacional de Electricidad S.A.	separate	629,902,712	3,231,692,665	3,861,595,377	(658,103,026)	(791,579,065)	(1,449,682,091)	1,140,273,857	(948,756,853)	191,517,004
Endesa Eco S.A.	separate	96,858,959	69,458,787	166,317,746	(146,333,479)	(2,483,081)	(148,816,560)	8,715,658	(15,069,072)	(6,353,414)
Empresa Eléctrica Pehuenche S.A.	separate	53,256,062	226,690,237	279,946,299	(67,804,287)	(44,094,780)	(111,899,067)	374,992,088	(117,294,279)	257,697,809
Compañía Eléctrica San Isidro S.A.	separate	51,106,086	201,289,793	252,395,879	(106,039,552)	(21,730,290)	(127,769,842)	278,773,184	(223,658,845)	55,114,339
Empresa Eléctrica Pangue S.A.	separate	-	-	-	-	-	-	21,743,445	(10,100,577)	11,642,868
Compañía Eléctrica Tarapacá S.A.	separate	18,675,677	72,323,119	90,998,796	(10,274,500)	(4,390,710)	(14,665,210)	36,327,247	(51,556,757)	(15,229,510)
Inversiones Endesa Norte S.A.	separate	-	-	-	-	-	-	563,298	(350,866)	212,432
Inversiones Gasatacama Holding Ltda.	separate	109,901,311	280,273,935	390,175,246	(48,808,533)	(42,927,589)	(91,736,122)	119,376,455	(82,726,987)	36,649,468
Soc. Concesionaria Túnel El Melón S.A.	separate	5,671,843	14,638,326	20,310,169	(2,924,404)	(9,068,755)	(11,993,159)	9,540,642	(1,224,447)	8,316,195
Endesa Argentina S.A.	separate	13,909,791	30,612,330	44,522,121	(456,855)	(4,479,929)	(4,936,784)	-	3,123,830	3,123,830
Endesa Costanera S.A.	separate	26,248,574	116,505,733	142,754,307	(195,463,171)	(10,460,347)	(205,923,518)	291,930,406	(340,775,547)	(48,845,141)
Hidroeléctrica El Chocón S.A.	separate	15,500,507	148,052,530	163,553,037	(29,439,486)	(48,058,461)	(77,497,947)	49,192,999	(34,794,050)	14,398,948
Emgesa S.A. E.S.P.	separate	285,737,507	1,558,061,492	1,843,798,999	(179,589,763)	(757,392,282)	(936,982,045)	579,490,648	(378,229,618)	201,261,030
Generandes Peru S.A.	separate	190,469	202,696,962	202,887,431	(8,235)	-	(8,235)	-	18,720,477	18,720,477
Edegel S.A.A.	separate	73,195,465	686,321,901	759,517,366	(71,852,384)	(241,375,405)	(313,227,789)	248,227,203	(202,144,376)	46,082,826
Chinango S.A.C.	separate	6,997,326	107,354,750	114,352,076	(9,156,459)	(40,761,605)	(49,918,064)	30,172,751	(18,065,792)	12,106,959
Centrales Hidroeléctricas de Aysén S.A.	separate	10,081,574	127,061,491	137,143,065	(5,728,373)	(248,465)	(5,976,838)	-	(1,140,074)	(1,140,074)
Endesa Brasil S.A.	separate	286,665,587	904,628,344	1,191,293,931	(8,533,833)	(123,494)	(8,657,327)	-	186,136,751	186,136,751
Central Generadora Termoeléctrica Fortaleza S.A.	separate	64,532,319	134,844,881	199,377,200	(29,555,112)	(27,185,680)	(56,740,792)	139,185,606	(103,146,050)	36,039,556
Centrais Elétricas Cachoeira Dourada S.A.	separate	97,557,008	103,199,005	200,756,013	(14,682,311)	(2,283,384)	(16,965,695)	155,195,046	(47,917,978)	107,277,068
Companhia de Interconexao Energética S.A.	separate	26,050,134	246,005,938	272,056,072	(123,971,364)	(7,980,532)	(131,951,896)	67,804,297	(48,586,909)	19,217,388
Compañía de Transmisión del Mercosur S.A.	separate	16,674,370	3,631,634	20,306,004	(4,285,854)	(15,150,911)	(19,436,765)	2,469,289	(3,712,947)	(1,243,657)
Compañía Energética Do Ceará S.A.	separate	204,298,160	670,549,135	874,847,295	(163,916,127)	(297,771,151)	(461,687,278)	801,801,416	(701,107,852)	100,693,564
EN-Brasil Comercio e Servicios S.A.	separate	3,113,907	173,146	3,287,053	(1,384,682)	-	(1,384,682)	5,800,382	(4,271,001)	1,529,381
Ampla Energía E Servicios S.A.	separate	203,568,734	1,031,003,478	1,234,572,212	(216,946,648)	(503,653,846)	(720,600,494)	1,066,613,813	(949,270,631)	117,343,182
Ampla Investimentos E Servicios S.A.	separate	1,901,905	84,277,315	86,179,220	(39,947,575)	-	(39,947,575)	-	7,785,179	7,785,179
Compañía Distribuidora y Comercializadora de Energía S.A.	separate	251,980,222	941,687,103	1,193,667,325	(279,593,196)	(311,739,451)	(591,332,647)	818,749,893	(676,445,496)	142,304,397
Inversora Codensa S.A.	separate	925	77	1,002	(11)	-	(11)	-	(141)	(141)
Empresa de Energía de Cundinamarca S.A.	separate	23,345,306	108,830,580	132,175,886	(32,149,721)	(37,487,168)	(69,636,889)	75,998,697	(69,883,980)	6,114,717
Empresa Distribuidora Sur S.A.	separate	77,060,244	247,583,455	324,643,699	(376,427,291)	(17,990,925)	(394,418,216)	308,885,087	(389,691,387)	(80,806,299)

	12-31-2011
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Total Liabilities ThCh$	Revenues ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	consolidated	193,667,154	1,116,514,950	1,310,182,104	(196,759,945)	(52,473,555)	(249,233,500)	1,035,360,191	(924,569,246)	110,790,945
Synapsis Soluciones y Servicios IT Ltda.	consolidated	-	-	-	-	-	-	6,690,708	(6,561,185)	129,523
Inmobiliaria Manso de Velasco Ltda.	consolidated	30,451,690	36,347,961	66,799,651	(3,801,501)	(675,754)	(4,477,255)	7,741,781	(1,479,399)	6,262,382
Compañía Americana de Multiservicios de Chile S.A.	consolidated	-	-	-	-	-	-	15,582,078	(16,890,062)	(1,307,984)
ICT Servicios Informáticos Ltda.	separate	3,386,984	296,193	3,683,177	(2,119,237)	(557,313)	(2,676,550)	5,897,820	(5,282,766)	615,054
Inversiones Distrilima S.A.	separate	73,612	53,558,686	53,632,298	(8,288)	-	(8,288)	12,106,048	(4,386)	12,101,662
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	separate	73,237,435	434,005,821	507,243,256	(103,696,328)	(210,609,245)	(314,305,573)	311,980,876	(270,687,421)	41,293,455
Empresa Nacional de Electricidad S.A.	separate	723,937,172	3,238,686,083	3,962,623,255	(488,951,209)	(1,087,287,205)	(1,576,238,414)	1,184,084,739	(812,433,884)	371,650,855
Endesa Eco S.A.	separate	5,437,267	135,146,612	140,583,879	(139,297,158)	(8,360,757)	(147,657,915)	14,315,105	(11,047,198)	3,267,907
Empresa Eléctrica Pehuenche S.A.	separate	56,656,641	234,597,856	291,254,497	(77,321,477)	(39,046,758)	(116,368,235)	195,003,413	(78,664,231)	116,339,182
Compañía Eléctrica San Isidro S.A.	separate	68,408,746	77,242,199	145,650,945	(71,972,413)	(9,267,849)	(81,240,262)	243,562,829	(199,292,302)	44,270,527
Empresa Eléctrica Pangue S.A.	separate	34,480,062	131,950,788	166,430,850	(44,091,140)	(13,223,971)	(57,315,111)	119,050,275	(40,689,183)	78,361,092
Compañía Eléctrica Tarapacá S.A.	separate	33,507,950	78,813,461	112,321,411	(15,031,457)	(5,726,043)	(20,757,500)	39,522,009	(38,375,668)	1,146,341
Inversiones Endesa Norte S.A.	separate	41	25,157,716	25,157,757	(3,641,034)	-	(3,641,034)	-	(270,529)	(270,529)
Inversiones Gasatacama Holding Ltda.	separate	93,103,849	314,752,349	407,856,198	(77,452,970)	(45,808,413)	(123,261,383)	260,889,567	(225,125,890)	35,763,678
Soc. Concesionaria Túnel El Melón S.A.	separate	29,481,896	15,071,789	44,553,685	(5,430,649)	(11,437,055)	(16,867,704)	7,687,068	(2,664,769)	5,022,299
Endesa Argentina S.A.	separate	8,573,370	34,592,709	43,166,079	(103,684)	-	(103,684)	-	453,345	453,345
Endesa Costanera S.A.	separate	58,093,676	141,156,445	199,250,121	(160,504,466)	(61,581,301)	(222,085,767)	341,636,333	(364,229,923)	(22,593,590)
Hidroeléctrica El Chocón S.A.	separate	27,754,942	161,753,755	189,508,697	(24,739,392)	(69,116,012)	(93,855,404)	48,326,998	(36,168,754)	12,158,244
Emgesa S.A. E.S.P.	separate	239,044,005	1,393,219,292	1,632,263,297	(220,413,976)	(530,859,723)	(751,273,699)	496,479,981	(368,041,227)	128,438,754
Generandes Peru S.A.	separate	162,255	208,237,040	208,399,295	(9,633)	-	(9,633)	22,317,674	(180,671)	22,137,003
Edegel S.A.A.	separate	70,142,623	709,616,464	779,759,087	(60,257,964)	(275,273,113)	(335,531,077)	214,815,328	(140,762,791)	74,052,537
Chinango S.A.C.	separate	11,140,497	112,163,451	123,303,948	(22,972,028)	(42,065,340)	(65,037,368)	25,943,033	(17,770,892)	8,172,141
Centrales Hidroeléctricas de Aysén S.A.	separate	10,250,367	115,878,802	126,129,169	(7,348,428)	(1,035,256)	(8,383,684)	-	(4,664,851)	(4,664,851)
Endesa Brasil S.A.	separate	144,245,706	1,071,816,109	1,216,061,815	(5,924,851)	(2,225)	(5,927,076)	160,755,284	10,670,289	171,425,573
Central Generadora Termoeléctrica Fortaleza S.A.	separate	85,453,417	162,710,126	248,163,543	(40,948,473)	(38,033,756)	(78,982,229)	127,130,032	(86,764,813)	40,365,219
Centrais Elétricas Cachoeira Dourada S.A.	separate	118,123,679	144,987,597	263,111,276	(29,508,803)	(4,697,541)	(34,206,344)	126,646,148	(12,834,467)	113,811,681
Companhia de Interconexao Energética S.A.	separate	25,533,963	292,499,911	318,033,874	(151,994,548)	(16,143,887)	(168,138,435)	54,757,129	(18,519,083)	36,238,046
Compañía de Transmisión del Mercosur S.A.	separate	18,236,701	3,922,642	22,159,343	(3,751,001)	(15,927,509)	(19,678,510)	2,682,140	(2,906,410)	(224,270)
Compañía Energética Do Ceará S.A.	separate	202,961,217	773,140,433	976,101,650	(194,185,629)	(311,700,107)	(505,885,736)	805,668,597	(669,295,646)	136,372,951
EN-Brasil Comercio e Servicios S.A.	separate	2,449,053	115,999	2,565,052	(1,071,810)	(38,388)	(1,110,198)	5,839,550	(4,878,723)	960,827
Ampla Energía E Servicios S.A.	separate	215,407,325	1,102,615,089	1,318,022,414	(293,476,867)	(548,590,886)	(842,067,753)	979,024,498	(909,619,067)	69,405,431
Ampla Investimentos E Servicios S.A.	separate	1,507,987	138,395,284	139,903,271	(51,994,249)	-	(51,994,249)	-	16,979,113	16,979,113
Compañía Distribuidora y Comercializadora de Energía S.A.	separate	233,090,499	934,300,085	1,167,390,584	(294,852,363)	(379,922,653)	(674,775,016)	751,734,951	(663,876,013)	87,858,938
Inversora Codensa S.A.	separate	1,076	76	1,152	(35)	-	(35)	-	(45)	(45)
Empresa de Enería de Cundinamarca S.A.	separate	19,310,230	95,221,154	114,531,384	(21,874,858)	(35,202,438)	(57,077,296)	67,832,508	(61,248,745)	6,583,763
Empresa Distribuidora Sur S.A.	separate	86,197,848	270,721,415	356,919,263	(311,415,979)	(40,591,590)	(352,007,569)	269,794,850	(427,202,383)	(157,407,532)

APPENDIX 1 ENERSIS GROUP COMPANIES

This appendix is part of Note 2.4, “Subsidiaries and jointly-controlled entities.”

It presents the Group’s ownership interest in each company.

Taxpayer ID No. (RUT)	Company	Currency	Ownership Interest at 12-31-2012			Ownership Interest at 12-31-2011			Relationship	Country	Activity
	(In alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total

96,773,290-7	Aguas Santiago Poniente S.A.	Chilean peso	0.00%	78.88%	78.88%	0.00%	78.88%	78.88%	Subsidiary	Chile	Sanitation services
Foreign	Ampla Energía E Serviços S.A.	Brazilian real	13.68%	78.25%	91.93%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Ampla Investimentos E Serviços S.A.	Brazilian real	13.68%	78.25%	91.93%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transmission, transformation, distribution, and sales
Foreign	Atacama Finance Co	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
Foreign	Compañía Americana de Multiservicios de Brasil Ltda.	Brazilian real	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Subsidiary	Brazil	Purchase and sale of electricity-related products
Foreign	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian real	0.00%	99.61%	99.61%	0.00%	99.61%	99.61%	Subsidiary	Brazil	Generation and sale of electricity
76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Development of a thermoelectric project
76,652,400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint control	Chile	Development and running of a hydroelectric project
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	34.50%	34.50%	0.00%	34.50%	34.50%	Joint control	Argentina	Electricity generation and sales
99,573,910-0	Chilectra Inversud S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
96,800,570-7	Chilectra S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Participation in companies of any nature
Foreign	Chinango S.A.C.	Peruvian sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Companhia de Interconexao Energética S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentine peso	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Subsidiary	Argentina	Electric energy production, transportation, and distribution
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Colombian peso	12.47%	9.35%	21.82%	12.47%	9.35%	21.82%	Subsidiary	Colombia	Electric energy distribution and sales

Taxpayer ID No. (RUT)	Company (In alphabetical order)	Currency	Ownership Interest at 12-31- 2012			Ownership Interest at 12-31- 2011			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

96,783,220-0	Compañía Eléctrica San Isidro S.A. (1)	Chilean peso	0.00%	95.61%	95.61%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Compañía Energética Do Ceará S.A.	Brazilian real	0.00%	58.87%	58.87%	0.00%	58.87%	58.87%	Subsidiary	Brazil	Complete electric energy cycle
77,625,850-4	Consorcio Ara- Ingendesa Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Engineering services
76,738,990-6	Consorcio Ara- Ingendesa Sener Ltda.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Associate	Chile	Execution and compliance of the Maipu Line Basic Engineering Contract
77,573,910-K	Consorcio Ingendesa Minimetal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Engineering services
96,764,840-K	Constructora y Proyectos Los Maitenes S.A.	Chilean peso	0.00%	55.00%	55.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Construction and facilities
Foreign	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint control	Colombia	Electricity distribution and sales
Foreign	Distrilec Inversora S.A.	Argentine peso	27.19%	24.31%	51.50%	27.19%	24.31%	51.50%	Subsidiary	Argentina	Portfolio company
Foreign	Edegel S.A.A	Peruvian sol	0.00%	83.60%	83.60%	0.00%	83.60%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Emgesa S.A. E.S.P.	Colombian peso	0.00%	26.87%	26.87%	0.00%	26.87%	26.87%	Subsidiary	Colombia	Electric energy generation
Foreign	Emgesa Panama S.A.	U.S. dollar	0.00%	26.87%	26.87%	0.00%	0.00%	0.00%	Subsidiary	Panama	Purchase/sale of electric energy
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A	Peruvian sol	35.02%	30.15%	65.17%	35.02%	30.15%	65.17%	Subsidiary	Peru	Electric energy distribution and sales
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint control	Colombia	Electric energy distribution and sales
96,588,800-4	Empresa de Ingeniería Ingendesa S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Engineering services
Foreign	Empresa Distribuidora Sur S.A.	Argentine peso	16.02%	77.21%	93.23%	16.02%	77.21%	93.23%	Subsidiary	Argentina	Electric energy distribution and sales
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
96,589,170-6	Empresa Eléctrica Pangue S.A. (1)	Chilean peso	0.00%	0.00%	0.00%	0.00%	94.99%	94.99%	Subsidiary	Chile	Complete electric energy cycle
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	0.00%	92.65%	92.65%	0.00%	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91,081,000-6	Empresa Nacional de Electricidad S.A	Chilean peso	59.98%	0.00%	59.98%	59.98%	0.00%	59.98%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Brasil S.A.	Brazilian real	22.06%	49.46%	71.52%	22.06%	49.46%	71.52%	Subsidiary	Brazil	Portfolio company
Foreign	Endesa Costanera S.A.	Argentine peso	0.00%	69.76%	69.76%	0.00%	69.76%	69.76%	Subsidiary	Argentina	Electricity generation and sales

Taxpayer ID No. (RUT)	Company	Currency	Ownership Interest at 12-31-2012			Ownership Interest at 12-31-2011			Relationship	Country	Activity
	(In alphabetical order)		Direct	Indirect	Total	Direct	Indirect	Total

96,827,970-K	Endesa Eco S.A. (3)	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Renewable energy projects
96,526,450-7	Endesa Inversiones Generales S.A. (2)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
Foreign	Energex Co.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
Foreign	EN-Brasil Comercio e Servicos S.A.	Brazilian real	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Associate	Brazil	Portfolio company
Foreign	Eólica Fanzenda Nova-Geracao e Comercializacao de Energía S.A.	Brazilian real	0.00%	99.95%	99.95%	0.00%	99.95%	99.95%	Associate	Brazil	Promotion and development of renewable energy projects
96,830,980-3	Gas Atacama S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Administration and management of companies
Foreign	Gasoducto Atacama Argentina S.A.	U.S. dollar	0.00%	49.99%	49.99%	0.00%	49.99%	49.99%	Joint control	Chile	Transportation of natural gas
78,882,820-9	Gasoducto Atacama Chile S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
77,032,280-4	Gasoducto Taltal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
Foreign	Generandes Peru S.A.	Peruvian sol	0.00%	61.00%	61.00%	0.00%	61.00%	61.00%	Subsidiary	Peru	Portfolio company
76,041,891-9	Hidroaysén Transmisión S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint control	Chile	Development of electricity transmission systems
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	0.00%	96.09%	96.09%	0.00%	96.09%	96.09%	Subsidiary	Argentina	Portfolio company
In process	ICT Servicios Informáticos Ltda.	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information and technology services
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
79,913,810-7	Inmobiliaria Manso de Velasco Ltda.	Chilean peso	99.99%	0.00%	99.99%	99.99%	0.00%	99.99%	Subsidiary	Chile	Construction and works
Foreign	Inversiones Distrilima S.A.	Peruvian sol	34.99%	15.38%	50.37%	34.99%	15.38%	50.37%	Subsidiary	Peru	Portfolio company
96,887,060-2	Inversiones Endesa Norte S.A. (3)	Chilean peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Investment in energy projects in northern Chile
76,014,570-K	Inversiones Gas Atacama Holding Ltda.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Natural gas transportation

Taxpayer ID No. (RUT)	Company (In alphabetical order)	Currency	Ownership Interest at 12-31-2012			Ownership Interest at 12-31-2011			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Inversora Codensa S.A.S.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment in domestic public energy services activities
Foreign	Investluz S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Portfolio company
96,800,460-3	Luz Andes Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution, and sales
96,905,700-K	Progas S.A.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Gas distribution
77,047,280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	0.00%	57.50%	57.50%	0.00%	57.50%	57.50%	Subsidiary	Chile	Financial investments
78,970,360-4	Sociedad Agrícola e Inmobiliaria Pastos Verdes Ltda.	Chilean peso	0.00%	0.00%	0.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Financial investments
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Execution, construction, and operation of the El Melón tunnel
79,197,570-6	Sociedad Consorcio Ingendesa-Ara Limitada	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Santiago, Chile	Engineering services
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	99.85%	99.85%	0.00%	99.85%	99.85%	Associate	Colombia	Port administration
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Termoeléctrica José de San Martín S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Associate	Argentina	Construction and operation of a combined cycle plant
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Associate	Argentina	Electric energy production, transportation, and distribution
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Electric energy transportation and distribution
Foreign	Transportadora de Energía S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric energy production, transportation, and distribution

(1)	On May 2, 2012, Empresa Eléctrica Pangue S.A. was merged with Compañía Eléctrica San Isidro S.A.; the latter is the company which legally continues to exist.
(2)	On May 2, 2012, Empresa de Ingeniería Ingendesa S.A. and Endesa Inversiones Generales S.A. were merged with Inversiones Endesa Norte S.A.; the latter is the company which legally continues to exist.
(3)	On July 1, 2012, Inversiones Endesa Norte S.A. was merged with Endesa Eco S.A.; the latter is the company which legally continues to exist.

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION

This appendix is part of Note 2.4.1, “Changes in the scope of consolidation.”

Incorporation into the scope of consolidation during the 2012 and 2011 periods

Company	% Ownership Interest				% Ownership Interest
	at December 31, 2012				at December 31, 2011
	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Central Vuelta Obligado S.A.	0.00%	34.5%	34.5%		0.00%	34.50%	34.50%	Joint control

There were no companies excluded from the scope of consolidation duriing the 2012 and 2011 fiscal years.

APPENDIX 3 ASSOCIATED COMPANIES

This appendix is part of Note 3.h, “Investments in associates accounted for using the equity method.”

Taxpayer ID No. (RUT)	Sociedad (In alphabetical order)	Currency	Ownership Interest at 12-31-2012			Ownership Interest at 12-31-2011			Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total

96,806,130-5	Electrogas S.A	U.S. dollar	42.50%	0.00%	42.50%	42.50%	0.00%	42.50%	Chile	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Argentina	Electric energy wholesaler
Foreign	Endesa Market Place	U.S. dollar	15.00%	0.00%	15.00%	15.00%	0.00%	15.00%	Spain	B2B (New technologies)
76,418,940-K	GNL Chile.S.A.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Chile	Promotion of liquefied gas supply project
76,788,080-4	GNL Quintero S.A.	U.S. dollar	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	Chile	Development, design, and supply of a liquid natural gas regasifying terminal
Foreign	Sacme S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Argentina	Electric system supervision and control

APPENDIX 4  ADDITIONAL INFORMATION ON FINANCIAL DEBT

This appendix is parte of Note 18, “Other financial liabilities.”

The following tables present the contractual undiscounted cash flows by type of financial debt:

a ) Bank borrowings

      a.    Summary of bank loans by currency and maturity

Country	Currency	Country	Current			Non-current				Current			Non-current
			Maturity			Maturity			Total Non-	Maturity			Maturity			Total Non-
			One to Three Months	Three to Twelve Months	Total Current at 12-31-2012	One to Three Years	Three to Five Years	More than Five Years	current at 12-31-2012	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	current at 12-31-2011
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	1.76%	818,386	2,531,449	3,349,835	98,982,459	-	-	98,982,459	906,389	3,359,497	4,265,886	109,631,899	876,746	-	110,508,645
Chile	Ch$	4.90%	371	-	371	-	-	-	-	-	-	-	-	-	-	-
Peru	US$	3.49%	2,214,895	1,865,048	4,079,943	14,173,501	27,830,814	12,109,598	54,113,913	2,810,297	10,519,166	13,329,463	7,864,024	25,087,748	26,158,087	59,109,859
Peru	Sol	5.50%	336,866	1,010,593	1,347,459	2,694,912	9,719,488	15,531,401	27,945,801	431,794	2,987,507	3,419,301	3,362,985	-	38,373,491	41,736,476
Argentina	US$	8.91%	6,845,061	5,093,612	11,938,673	7,836,715	-	-	7,836,715	2,662,019	9,436,481	12,098,500	17,142,594	1,612,063	-	18,754,657
Argentina	Ar$	20.96%	29,510,090	30,335,750	59,845,840	11,637,995	-	-	11,637,995	37,689,501	28,405,542	66,095,043	47,915,942	2,458,440	-	50,374,382
Colombia	CP	8.12%	7,029,912	5,700,379	12,730,291	25,790,155	33,339,101	60,191,993	119,321,249	1,338,154	82,134,906	83,473,060	-	-	-	-
Brazil	US$	7.79%	469,815	7,492,580	7,962,395	16,343,599	8,949,758	2,144,472	27,437,829	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730
Brazil	Real	7.47%	5,278,565	24,723,805	30,002,370	-	-	-	-	30,524,862	175,096,068	205,620,930	142,254,517	90,580,272	8,209,057	241,043,846

			52,503,961	78,753,216	131,257,177	177,459,336	79,839,161	89,977,464	347,275,961	77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595

b.        Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	12-2012							12-2011
							Current			Non-current				Current			Non-current
							Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Unibanco	Real	10.27%	10.29%	-	-	-	-	-	-	-	45,870	1,542,373	1,588,243	-	-	-	-
Foreign	Ampla	Brazil	Brasdesco	Real	9.75%	5.65%	4,723,977	-	4,723,977	-	-	-	-	5,982,354	13,453,719	19,436,073	-	-	-	-
Foreign	Ampla	Brazil	Banco do Brasil	Real	9.47%	9.29%	554,588	24,723,805	25,278,393	-	-	-	-	875,019	2,942,372	3,817,391	30,333,452	-	-	30,333,452
Foreign	Ampla	Brazil	Banco HSBC	Real	9.93%	9.77%	-	-	-	-	-	-	-	632,464	22,045,700	22,678,164	-	-	-	-
Foreign	Ampla	Brazil	Banco Itaú	Real	10.12%	10.20%	-	-	-	-	-	-	-	57,479	1,964,473	2,021,952	-	-	-	-
Foreign	Ampla	Brazil	Electrobras	Real	6.50%	6.50%	-	-	-	-	-	-	-	339,935	1,111,948	1,451,883	2,916,206	5,539,073	725,103	9,180,382
Foreign	Ampla	Brazil	Bndes	Real	9.06%	9.06%	-	-	-	-	-	-	-	6,488,408	16,888,622	23,377,030	33,192,137	52,961,281	3,133,364	89,286,782
Foreign	Ampla	Brazil	Banco Alfa	Real	10.23%	10.27%	-	-	-	-	-	-	-	1,779,341	12,975,006	14,754,347	-	-	-	-
Foreign	CGTF Fortaleza	Brazil	IFC - A	US$	7.98%	8.04%	276,653	3,174,804	3,451,457	6,851,156	6,773,346	-	13,624,502	344,277	3,510,015	3,854,292	7,427,750	7,100,739	4,604,499	19,132,988
Foreign	CGTF Fortaleza	Brazil	IFC - B	US$	3.03%	3.02%	91,826	4,013,768	4,105,594	8,681,755	-	-	8,681,755	114,099	4,162,847	4,276,946	8,990,990	4,835,251	-	13,826,241
Foreign	CGTF Fortaleza	Brazil	IFC - C	US$	12.09%	12.31%	101,336	304,008	405,344	810,688	2,176,412	2,144,472	5,131,572	108,598	365,176	473,774	875,946	5,584,166	-	6,460,112
Foreign	Companhia de Interconexao Energética S.A.	Brazil	Santander	Real	11.61%	11.80%	-	-	-	-	-	-	-	1,801,366	59,020,877	60,822,243	-	-	-	-
96,800,570-7	Chilectra S.A.	Chile	Bank credit lines	Ch$	6.60%	6.60%	46	-	46	-	-	-	-	-	-	-	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Banco Santander Chile	Ch$	2.10%	2.10%	53	-	53	-	-	-	-	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco Europeo de Investimentos	US$	5.49%	5.49%	-	-	-	-	-	-	-	19,073	173,334	192,407	237,999	357,290	1,748,100	2,343,389
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Eletrobras	Real	6.46%	6.46%	-	-	-	-	-	-	-	1,721,402	4,747,664	6,469,066	8,943,102	16,832,769	4,350,590	30,126,461
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco do Brazil	Real	15.61%	15.61%	-	-	-	-	-	-	-	1,310,254	4,235,607	5,545,861	5,443,423	-	-	5,443,423
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Bndes	Real	9.52%	9.52%	-	-	-	-	-	-	-	9,231,834	30,273,652	39,505,486	56,108,514	15,247,149	-	71,355,663
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco do Nordeste	Real	7.78%	7.78%	-	-	-	-	-	-	-	259,136	3,894,055	4,153,191	5,317,683	-	-	5,317,683
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Banco Europeo de Investimentos	US$	5.49%	5.49%	-	-	-	-	-	-	-	58,889	4,387,814	4,446,703	-	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	Banco Agrario	CP	5.97%	5.81%	2,669,235	-	2,669,235	-	-	-	-	-	-	-	-	-	-	-
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombia	AV VILLAS	CP	6.32%	6.14%	2,460,550	-	2,460,550	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	41,569	124,706	166,275	332,548	1,050,422	2,117,918	3,500,888	37,891	127,413	165,304	305,625	-	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	58,199	174,596	232,795	465,590	1,470,611	2,965,089	4,901,290	60,638	203,903	264,541	489,101	-	5,157,627	5,646,728
Foreign	Edelnor	Peru	Banco de Interbank	Sol	6.90%	6.73%	32,026	96,077	128,103	256,207	2,016,376	-	2,272,583	32,758	110,153	142,911	264,223	-	2,430,861	2,695,084
Foreign	Edelnor	Peru	Banco Continental	Sol	5.43%	5.32%	-	-	-	-	-	-	-	99,201	333,576	432,777	800,145	-	9,525,160	10,325,305
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	41,569	124,706	166,275	332,548	1,050,422	2,117,918	3,500,888	37,891	127,413	165,304	305,625	-	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	41,569	124,706	166,275	332,548	1,050,422	2,117,918	3,500,888	37,891	127,413	165,304	305,625	-	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	36,026	108,077	144,103	288,205	910,362	1,835,528	3,034,095	32,360	108,816	141,176	261,016	-	3,097,880	3,358,896
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	16,627	49,882	66,509	133,019	420,169	847,167	1,400,355	15,156	50,965	66,121	122,250	-	1,433,839	1,556,089
Foreign	Edelnor	Peru	Banco de Crédito	Sol	5.43%	5.32%	69,281	207,843	277,124	554,247	1,750,704	3,529,863	5,834,814	63,151	212,355	275,506	509,375	-	5,974,330	6,483,705
Foreign	Edesur S.A.	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	21.72%	21.33%	314,754	7,549,210	7,863,964	-	-	-	-	6,354,203	1,169,601	7,523,804	9,498,494	-	-	9,498,494
Foreign	Edesur S.A.	Argentina	Banco Provincia de Buenos Aires	Ar$	16.65%	15.50%	37,725	1,074,140	1,111,865	-	-	-	-	124,577	158,143	282,720	1,364,912	-	-	1,364,912
Foreign	Edesur S.A.	Argentina	Standard Bank	Ar$	22.83%	23.07%	769,536	2,086,114	2,855,650	621,207	-	-	621,207	213,681	718,530	932,211	4,195,131	-	-	4,195,131
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	21.00%	21.00%	4,441,078	-	4,441,078	-	-	-	-	614,888	1,088,442	1,703,330	4,708,036	-	-	4,708,036
Foreign	Edesur S.A.	Argentina	BBVA	Ar$	19.55%	18.00%	-	-	-	-	-	-	-	128,257	2,499,512	2,627,769	-	-	-	-
Foreign	Edesur S.A.	Argentina	Citibank	Ar$	21.94%	20.00%	57,771	1,428,116	1,485,887	-	-	-	-	673,842	228,279	902,121	3,245,052	-	-	3,245,052
Foreign	Edesur S.A.	Argentina	Banco Itaú	Ar$	21.52%	19.65%	119,563	2,712,832	2,832,395	-	-	-	-	288,456	4,819,512	5,107,968	2,454,313	-	-	2,454,313

c.        Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Currency	Effective Interest Rate	Nominal Interest Rate	12-2012							12-2011
							Current			Non-current				Current			Non-current
							Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current
Foreign	Edesur S.A.	Argentina	Banco Galicia	Ar$	21.94%	20.00%	592,597	195,649	788,246	-	-	-	-	2,120,536	1,891,956	4,012,492	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Macro	Ar$	23.67%	22.31%	2,014,971	-	2,014,971	-	-	-	-	151,298	508,762	660,060	3,474,143	-	-	3,474,143
Foreign	Edesur S.A.	Argentina	Citibank	Ar$	24.06%	21.75%	877,758	578,433	1,456,191	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	21.26%	19.75%	48,076	689,891	737,967	411,852	-	-	411,852	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	21.27%	20.69%	97,084	1,381,833	1,478,917	824,138	-	-	824,138	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	Ar$	21.27%	20.69%	121,354	1,727,291	1,848,645	1,030,173	-	-	1,030,173	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Frances	Ar$	18.55%	22.00%	491,236	-	491,236	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Comafi	Ar$	25.07%	23.50%	238,213	-	238,213	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Supervielle	Ar$	22.39%	19.75%	79,285	-	79,285	-	-	-	-	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	Banco Santander Río	US$	6.24%	6.24%	199,159	-	199,159	-	-	-	-	-	-	-	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Continental	Sol	3.85%	3.80%	-	-	-	-	-	-	-	14,597	1,585,500	1,600,097	-	-	-	-
Foreign	Chinango S.A.C.	Peru	Banco Scotiabank	US$	4.07%	4.01%	161,573	923,528	1,085,101	2,391,649	2,288,243	12,109,598	16,789,490	166,062	558,407	724,469	2,423,556	17,774,668	-	20,198,224
Foreign	Chinango S.A.C.	Peru	Bank of Nova Scotia	US$	3.10%	3.06%	37,359	112,077	149,436	2,621,204	2,471,768	-	5,092,972	-	-	-	-	-	-	-
Foreign	Edegel	Peru	Banco de Crédito	US$	1.65%	1.65%	1,739,482	-	1,739,482	-	-	-	-	1,949,762	5,760,203	7,709,965	1,880,534	-	-	1,880,534
Foreign	Edegel	Peru	Banco Continental	US$	2.99%	2.96%	-	-	-	-	-	-	-	405,477	1,378,129	1,783,606	-	-	-	-
Foreign	Edegel	Peru	Banco Continental	US$	3.54%	3.49%	276,481	829,443	1,105,924	9,160,648	23,070,803	-	32,231,451	280,841	944,367	1,225,208	3,559,934	7,313,080	26,158,087	37,031,101
Foreign	Edegel	Peru	Banco Scotiabank	US$	3.45%	3.41%	-	-	-	-	-	-	-	8,155	1,878,060	1,886,215	-	-	-	-
Foreign	Edegel	Peru	Banco Continental	US$	3.00%	3.00%	-	-	-	-	-	-	-	260	-	260	-	-	-	-
Foreign	Emgesa	Colombia	Bancolombia	CP	9.41%	9.20%	428,684	1,286,051	1,714,735	5,805,307	7,495,253	13,520,587	26,821,147	326,504	20,008,140	20,334,644	-	-	-	-
Foreign	Emgesa	Colombia	Bancolombia	CP	9.41%	9.20%	131,424	394,271	525,695	1,838,073	2,414,481	4,407,478	8,660,032	99,148	6,208,686	6,307,834	-	-	-	-
Foreign	Emgesa	Colombia	BBVA Colombia	CP	9.41%	9.20%	1,158,673	3,476,018	4,634,691	15,690,942	20,258,627	36,544,265	72,493,834	361,976	22,181,880	22,543,856	-	-	-	-
Foreign	Emgesa	Colombia	AV VILLAS	CP	9.41%	9.20%	181,346	544,039	725,385	2,455,833	3,170,740	5,719,663	11,346,236	-	-	-	-	-	-	-
Foreign	Emgesa	Colombia	Banco Santander	CP	8.15%	7.91%	-	-	-	-	-	-	-	412,115	25,254,372	25,666,487	-	-	-	-
Foreign	Emgesa	Colombia	Banco Davivienda	CP	8.15%	7.91%	-	-	-	-	-	-	-	138,411	8,481,828	8,620,239	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Supervielle	Ar$	20.75%	20.75%	1,483,661	-	1,483,661	-	-	-	-	123,454	-	123,454	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Santander Río	Ar$	22.00%	22.00%	879,133	-	879,133	-	-	-	-	10,746,076	1,949,571	12,695,647	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Nación Argentina	Ar$	18.85%	18.85%	946,327	1,855,665	2,801,992	411,921	-	-	411,921	1,382,931	1,533,096	2,916,027	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Citibank	Ar$	17.00%	17.00%	4,349,740	-	4,349,740	-	-	-	-	1,844,142	-	1,844,142	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Ciudad	Ar$	18.75%	18.75%	395,870	-	395,870	-	-	-	-	4,670,705	-	4,670,705	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Standard Bank	Ar$	21.00%	21.00%	1,388,486	-	1,388,486	-	-	-	-	832,611	-	832,611	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Itau	Ar$	23.75%	23.75%	2,459,388	-	2,459,388	-	-	-	-	3,503,302	-	3,503,302	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Galicia	Ar$	18.75%	18.75%	2,031,944	-	2,031,944	-	-	-	-	1,105,942	-	1,105,942	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Banco Provincia de Buenos Aires	Ar$	18.09%	18.09%	96,871	122,911	219,782	-	-	-	-	-	-	-	-	-	-	-
Foreign	Endesa Costanera S.A.	Argentina	Credit Suisse International	US$	11.45%	11.45%	4,883,837	-	4,883,837	-	-	-	-	166,419	3,156,573	3,322,992	2,652,744	-	-	2,652,744
91,081,000-6	Endesa S.A. (Chile)	Chile	B.N.P. Paribas	US$	6.32%	5.98%	31,301	859,843	891,144	1,657,085	-	-	1,657,085	53,521	1,002,756	1,056,277	1,915,379	876,746	-	2,792,125
91,081,000-6	Endesa S.A. (Chile)	Chile	Export Development Corporation Loan	US$	1.82%	1.73%	347,952	354,206	702,158	689,651	-	-	689,651	379,501	764,980	1,144,481	1,132,904	-	-	1,132,904
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Bilbao Vizcaya Argentaria S.A.NY	US$	1.72%	1.12%	439,133	1,317,400	1,756,533	96,635,723	-	-	96,635,723	473,367	1,591,761	2,065,128	106,583,616	-	-	106,583,616
91,081,000-6	Endesa S.A. (Chile)	Chile	Banco Santander Chile (Linea Crédito)	Ch$	6.00%	6.00%	272	-	272	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Deutsche Bank	US$	8.30%	8.06%	881,121	2,547,013	3,428,134	3,918,502	-	-	3,918,502	518,208	1,530,246	2,048,454	3,576,867	402,643	-	3,979,510
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank	US$	8.30%	8.06%	440,417	1,273,172	1,713,589	1,959,017	-	-	1,959,017	1,611,491	4,749,662	6,361,153	10,912,983	1,209,420	-	12,122,403
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau	US$	8.30%	8.06%	440,527	1,273,427	1,713,954	1,959,196	-	-	1,959,196	1,791,907	-	1,791,907	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated I	Ar$	25.42%	23.31%	-	-	-	-	-	-	-	64,001	1,336,177	1,400,178	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated I	Ar$	25.42%	23.31%	-	-	-	-	-	-	-	80,629	1,707,695	1,788,324	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario - Syndicated I	Ar$	25.42%	23.31%	354,694	340,398	695,092	-	-	-	-	55,506	1,125,918	1,181,424	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated I	Ar$	25.42%	23.31%	-	-	-	-	-	-	-	26,301	535,888	562,189	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau - Syndicated II	Ar$	26.96%	24.11%	239,076	488,681	727,757	230,121	-	-	230,121	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated II	Ar$	26.96%	24.11%	527,542	1,078,428	1,605,970	507,222	-	-	507,222	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated II	Ar$	26.96%	24.11%	383,587	784,144	1,167,731	368,840	-	-	368,840	329,514	1,108,036	1,437,550	6,245,072	1,229,220	-	7,474,292
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Hipotecario - Syndicated II	Ar$	26.96%	24.11%	190,602	389,550	580,152	183,696	-	-	183,696	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated II	Ar$	26.96%	24.11%	190,906	390,193	581,099	183,881	-	-	183,881	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Ciudad - Syndicated II	Ar$	26.96%	24.11%	152,374	311,411	463,785	146,892	-	-	146,892	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Galicia - Syndicated III	Ar$	26.95%	24.10%	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Itau - Syndicated III	Ar$	26.95%	24.10%	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank - Syndicated III	Ar$	26.95%	24.10%	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander - Syndicated III	Ar$	26.95%	24.10%	614,638	779,040	1,393,678	1,679,513	-	-	1,679,513	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Macro	Ar$	18.81%	18.00%	87,619	2,034,700	2,122,319	-	-	-	-	233,981	2,275,667	2,509,648	2,994,506	-	-	2,994,506
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Macro I	Ar$	23.14%	21.00%	295,652	-	295,652	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank	Ar$	23.14%	21.00%	198,116	-	198,116	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander Río	Ar$	22.42%	20.75%	98,949	-	98,949	-	-	-	-	-	-	-	-	-	-	-
Foreign	Hidroeléctrica El Chocón	Argentina	Citibank	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-	112,503	1,115,167	1,227,670	1,471,923	-	-	1,471,923
Foreign	Hidroeléctrica El Chocón	Argentina	BBVA	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-	152,645	1,527,554	1,680,199	2,019,288	-	-	2,019,288
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Industrial de Azul	Ar$	19.84%	BPC + 5.10%	-	-	-	-	-	-	-	329,514	1,108,036	1,437,550	6,245,072	1,229,220	-	7,474,292

				Total			52,503,961	78,753,216	131,257,177	177,459,336	79,839,161	89,977,464	347,275,961	77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595

b)     Secured and unsecured liabilities

a.     Secured and unsecured liabilities by currency and maturity

			Current			Non-current				Current			Non-current
			Maturity			Maturity				Maturity			Maturity
Country	Currency	Nominal Rate	One to Three Months	Three to Twelve Months	Total Current at 12-31-2012	One to Three Years	Three to Five Years	More than Five Years	Total non-Current at 12-31-2012	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Total Non-Current at 12-31-2011
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	7.71%	14,737,200	230,223,447	244,960,647	321,100,837	152,918,883	397,654,469	871,674,189	22,439,241	48,971,036	71,410,277	481,039,815	346,571,275	425,876,193	1,253,487,283
Chile	U.F.	5.57%	6,471,264	26,447,107	32,918,371	64,353,555	62,344,872	439,118,433	565,816,860	41,003,385	39,199,072	80,202,457	89,539,138	263,688,193	527,887,200	881,114,531
Peru	US$	6.89%	628,048	1,884,143	2,512,191	12,047,614	12,454,106	22,585,830	47,087,550	853,625	2,238,831	3,092,456	16,267,919	28,913,608	19,449,710	64,631,237
Peru	Sol	6.52%	23,539,322	33,223,851	56,763,173	82,309,019	33,206,836	70,650,808	186,166,663	31,909,724	18,212,792	50,122,516	92,722,951	73,395,355	17,029,264	183,147,570
Argentina	Ar$	0.00%	-	-	-	-	-		-	116,551	4,100,169	4,216,720	-	-	-	-
Colombia	CP	8.01%	41,109,039	101,282,166	142,391,205	299,961,187	293,630,963	646,033,188	1,239,625,338	17,854,990	68,624,369	86,479,359	299,425,050	335,136,989	589,777,719	1,224,339,758
Brazil	Real	11.58%	9.870.157	55,941,012	65,811,169	132,005,212	195,057,347	97,529,513	424,592,072	11,815,750	134,615,237	146,430,987	123,922,410	200,558,653	90,131,132	414,612,195

			96,355,030	449,001,726	545,356,756	911,777,424	749,613,007	1,673,572,241	3,334,962,672	125,993,266	315,961,506	441,954,772	1,102,917,283	1,248,264,073	1,670,151,218	4,021,332,574

b.      Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	12-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Bonds	Brazil	Real	9.56%	9.56%	-	-	-	-	-	-	-	6,698,731	102,230,946	108,929,677	59,162,266	133,237,309	-	192,399,575
Foreign	Ampla	Brazil	Bonds, 1st series	Brazil	Real	9.47%	9.55%	649,029	1,947,086	2,596,115	18,249,614	14,355,442	-	32,605,056	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 2nd series	Brazil	Real	13.89%	13.99%	1,306,206	16,457,896	17,764,102	30,303,386	-	-	30,303,386	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 2nd series	Brazil	Real	13.49%	14.21%	1,563,703	4,691,110	6,254,813	12,509,626	39,253,525	16,499,357	68,262,508	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 1st series	Brazil	Real	8.30%	8.38%	486,106	1,458,317	1,944,423	3,888,844	25,374,189	-	29,263,033	-	-	-	-	-	-	-
Foreign	Ampla	Brazil	Bonds, 2nd series	Brazil	Real	11.40%	11.69%	2,063,384	6,190,152	8,253,536	16,507,071	39,266,574	53,772,545	109,546,190	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	B8	Colombia	CP	9.65%	9.32%	1,578,308	4,734,924	6,313,232	69,271,323	-	-	69,271,323	1,601,595	5,385,582	6,987,177	74,917,478	-	-	74,917,478
Foreign	Codensa	Colombia	B102	Colombia	CP	8.57%	8.31%	2,233,916	6,701,749	8,935,665	17,871,330	117,176,843	-	135,048,173	2,268,235	7,627,252	9,895,487	18,295,433	139,590,884	-	157,886,317
Foreign	Codensa	Colombia	B502	Colombia	CP	6.81%	6.93%	-	-	-	-	-	-	-	142,540	9,063,816	9,206,356	-	-	-	-
Foreign	Codensa	Colombia	B503	Colombia	CP	8.17%	7.93%	452,748	24,509,254	24,962,002	-	-	-	-	369,477	1,242,417	1,611,894	24,349,062	-	-	24,349,062
Foreign	Codensa	Colombia	B503	Colombia	CP	9.29%	8.98%	457,666	21,816,289	22,273,955	-	-	-	-	467,694	1,572,686	2,040,380	22,071,605	-	-	22,071,605
Foreign	Codensa	Colombia	B103	Colombia	CP	8.83%	8.55%	464,493	1,393,478	1,857,971	3,715,942	3,715,942	23,519,736	30,951,620	469,953	1,580,283	2,050,236	3,790,614	32,393,688	-	36,184,302
Foreign	Codensa	Colombia	B304	Colombia	CP	6.18%	6.04%	21,879,751	-	21,879,751	-	-	-	-	346,784	1,166,108	1,512,892	21,620,973	-	-	21,620,973
Foreign	Codensa	Colombia	B604	Colombia	CP	7.15%	6.97%	682,706	2,048,119	2,730,825	5,461,651	39,717,086	-	45,178,737	717,221	2,411,754	3,128,975	5,785,056	46,931,965	-	52,717,021
Foreign	Coelce	Brazil	Itaú 2	Brazil	Real	12.36%	12.22%	942,362	16,618,350	17,560,712	15,675,987	-	-	15,675,987	2,539,943	23,718,519	26,258,462	43,973,620	34,824,619	-	78,798,239
Foreign	Coelce	Brazil	Itaú 1	Brazil	Real	10.26%	10.30%	563,189	1,689,567	2,252,756	16,501,261	13,122,127	-	29,623,388	-	-	-	-	-	-	-
Foreign	Coelce	Brazil	Itaú 2	Brazil	Real	11.48%	11.57%	2,296,178	6,888,534	9,184,712	18,369,423	63,685,490	27,257,611	109,312,524	2,577,076	8,665,772	11,242,848	20,786,524	32,496,725	90,131,132	143,414,381
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	5.44%	5.37%	65,162	195,487	260,649	4,844,664	-	-	4,844,664	63,823	214,613	278,436	5,077,124	-	-	5,077,124
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	78,864	236,592	315,456	4,905,580	-	-	4,905,580	76,203	256,244	332,447	5,180,728	-	-	5,180,728
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	6.50%	6.40%	157,047	471,140	628,187	9,793,310	-	-	9,793,310	151,944	510,933	662,877	10,342,337	-	-	10,342,337
Foreign	Edelnor	Peru	Retirement Insurance Fund for Non-commissioned Officers and Specialists – Fosersoe	Peru	Sol	8.75%	8.57%	122,881	368,642	491,523	6,370,075	-	-	6,370,075	126,147	424,187	550,334	1,017,494	6,418,045	-	7,435,539
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	8.16%	8.00%	68,809	206,427	275,236	550,471	3,402,611	-	3,953,082	70,593	237,379	307,972	569,399	4,271,435	-	4,840,834
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Sol	7.22%	7.09%	50,772	152,315	203,087	406,174	2,951,787	-	3,357,961	52,086	175,146	227,232	420,122	3,482,779	-	3,902,901
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	8.00%	7.85%	101,946	305,837	407,783	815,566	5,175,028	-	5,990,594	104,593	351,709	456,302	843,643	6,430,925	-	7,274,568
Foreign	Edelnor	Peru	FCR – Macrofondo	Peru	Sol	6.66%	6.55%	46,822	2,925,647	2,972,469	-	-	-	-	48,033	161,519	209,552	3,034,955	-	-	3,034,955
Foreign	Edelnor	Peru	AFP Integra	Peru	Sol	5.91%	5.82%	55,380	166,139	221,519	4,050,553	-	-	4,050,553	56,814	191,045	247,859	458,259	3,910,505	-	4,368,764
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.94%	6.82%	129,963	389,890	519,853	8,376,812	-	-	8,376,812	133,328	448,335	581,663	1,075,419	8,019,674	-	9,095,093
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.81%	6.70%	79,787	239,362	319,149	4,853,567	-	-	4,853,567	81,845	275,214	357,059	5,284,017	-	-	5,284,017
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	7.13%	7.00%	83,444	250,333	333,777	667,555	4,860,882	-	5,528,437	85,597	287,833	373,430	690,422	5,790,825	-	6,481,247
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.72%	7.58%	53,186	2,851,853	2,905,039	-	-	-	-	54,563	183,474	238,037	2,962,950	-	-	2,962,950
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	8.06%	7.91%	108,459	5,777,404	5,885,863	-	-	-	-	111,264	374,141	485,405	6,004,573	-	-	6,004,573
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Sol	6.56%	6.46%	90,609	271,826	362,435	5,685,232	-	-	5,685,232	92,948	312,552	405,500	6,177,926	-	-	6,177,926
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	7.06%	6.94%	99,182	297,547	396,729	793,458	6,161,764	-	6,955,222	101,873	342,563	444,436	821,704	6,921,650	-	7,743,354
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.63%	6.52%	62,025	186,076	248,101	4,085,997	-	-	4,085,997	63,749	214,363	278,112	514,191	3,917,515	-	4,431,706
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	7.44%	7.30%	104,449	313,346	417,795	835,588	835,588	6,746,909	8,418,085	107,277	360,734	468,011	865,289	2,512,167	6,209,886	9,587,342
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	6.50%	6.40%	60,855	182,566	243,421	486,841	4,221,751	-	4,708,592	62,548	210,325	272,873	504,506	4,816,026	-	5,320,532

c.      Secured and unsecured liabilities by company

Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	12-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edelnor	Peru	FCR - Macrofondo	Peru	Sol	7.03%	6.91%	65,829	197,487	263,316	526,631	526,631	4,040,453	5,093,715	68,516	230,393	298,909	552,643	5,457,537	-	6,010,180
Foreign	Edelnor	Peru	9th issue, Series A	Peru	Sol	6.28%	6.19%	119,124	357,371	476,495	952,989	952,989	9,575,198	11,481,176	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	11th issue, Series A	Peru	Sol	6.06%	5.97%	143,745	431,236	574,981	1,149,961	1,149,961	16,862,736	19,162,658	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	Essalud Health Insurance	Peru	Sol	7.84%	7.70%	755,962	-	755,962	-	-	-	-	15,147	821,547	836,694	-	-	-	-
Foreign	Edelnor	Peru	AFP Prima	Peru	Sol	6.84%	6.73%	5,664,849	-	5,664,849	-	-	-	-	98,656	6,111,343	6,209,999	-	-	-	-
Foreign	Edelnor	Peru	Mapfre Peru Cia de Seguros	Peru	Sol	6.28%	6.19%	3,814,063	-	3,814,063	-	-	-	-	60,381	203,039	263,420	3,893,541	-	-	3,893,541
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	8.31%	8.15%	94,076	282,228	376,304	5,147,475	-	-	5,147,475	96,506	324,515	421,021	778,412	4,863,685	-	5,642,097
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.91%	7.76%	-	-	-	-	-	-	-	51,945	2,662,041	2,713,986	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.56%	7.42%	5,669,822	-	5,669,822	-	-	-	-	6,276,791	-	6,276,791	-	-	-	-
Foreign	Edelnor	Peru	13th issue, Series A	Peru	Sol	5.56%	5.49%	133,594	400,781	534,375	1,068,749	1,068,749	11,881,733	14,019,231	-	-	-	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	5.77%	5.69%	-	-	-	-	-	-	-	3,926,418	-	3,926,418	-	-	-	-
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Sol	6.06%	5.97%	-	-	-	-	-	-	-	7,975,989	-	7,975,989	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	6.67%	6.56%	-	-	-	-	-	-	-	6,065,488	-	6,065,488	-	-	-	-
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Sol	7.97%	7.81%	-	-	-	-	-	-	-	4,936,463	-	4,936,463	-	-	-	-
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Sol	5.00%	4.94%	90,003	270,010	360,013	720,026	720,026	10,360,492	11,800,544	-	-	-	-	-	-	-
Foreign	Edesur S.A.	Argentina	oeds7	Argentina	Ar$	12.28%	11.75%	-	-	-	-	-	-	-	116,551	4,100,169	4,216,720	-	-	-	-
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2016	USA	US$	7.76%	7.40%	2,297,908	6,893,723	9,191,631	18,383,260	128,761,093	-	147,144,353	2,492,775	8,382,298	10,875,073	20,106,557	158,089,452	-	178,196,009
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2026	USA	US$	7.76%	6.60%	7,041	21,124	28,165	56,331	56,331	664,287	776,949	7,638	25,685	33,323	61,611	178,874	660,104	900,589
94,271,000-3	Enersis S.A.	Chile	Yankee bonds 2014	USA	US$	7.69%	7.38%	3,166,579	9,499,738	12,666,317	168,631,075	-	-	168,631,075	9,552,437	5,637,390	15,189,827	195,829,642	-	-	195,829,642
94,271,000-3	Enersis S.A.	Chile	UF 269 bonds	Chile	U.F.	7.02%	5.75%	669,150	4,474,479	5,143,629	10,049,549	9,701,503	20,334,599	40,085,651	837,156	5,068,678	5,905,834	10,912,682	27,372,736	11,324,847	49,610,265
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon – First issue S-1	USA	US$	7.96%	7.88%	1,975,290	5,925,870	7,901,160	15,802,321	15,802,321	171,658,937	203,263,579	703,310	2,364,976	3,068,286	5,672,852	16,469,819	84,974,171	107,116,842
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon – First issue S-2	USA	US$	7.40%	7.33%	630,588	1,891,764	2,522,352	5,044,703	5,044,703	78,366,028	88,455,434	2,204,773	7,413,852	9,618,625	17,783,553	51,630,453	177,679,777	247,093,783
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon – First issue S-3	USA	US$	8.26%	8.13%	406,804	1,220,413	1,627,217	3,254,435	3,254,435	146,965,217	153,474,087	2,384,734	8,018,994	10,403,728	19,235,104	109,486,718	-	128,721,822
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.50%	8.35%	4,127,302	198,393,750	202,521,052	-	-	-	-	4,635,971	15,589,088	20,225,059	218,659,499	-	-	218,659,499
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.83%	8.63%	2,125,688	6,377,065	8,502,753	109,928,712	-	-	109,928,712	457,603	1,538,753	1,996,356	3,690,997	10,715,959	162,562,141	176,969,097
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	6.20%	1,684,588	9,620,049	11,304,637	21,363,797	19,703,160	79,761,211	120,828,168	2,124,125	11,532,964	13,657,089	24,422,163	58,670,925	66,097,899	149,190,987
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.75%	4,117,526	12,352,579	16,470,105	32,940,209	32,940,209	339,022,623	404,903,041	4,973,783	16,725,028	21,698,811	40,118,205	136,748,818	305,217,831	482,084,854
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	-	-	-	-	-	-	-	1,746,368	5,872,402	7,618,770	14,086,088	40,895,714	145,246,623	200,228,425
91,081,000-6	Empresa Nacional de Electricidad S.A.	Chile	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	-	-	-	-	-	-	-	31,321,953	-	31,321,953	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	A-10 Bonds	Colombia	CP	7.95%	7.72%	1,102,280	3,306,839	4,409,119	62,006,104	-	-	62,006,104	1,150,327	3,868,134	5,018,461	9,278,465	-	56,536,718	65,815,183
Foreign	Emgesa S.A. E.S.P.	Colombia	A102 Bonds	Colombia	CP	7.95%	7.72%	209,956	629,869	839,825	11,810,678	-	-	11,810,678	216,825	729,104	945,929	1,748,896	10,768,120	-	12,517,016
Foreign	Emgesa S.A. E.S.P.	Colombia	A5 Bonds	Colombia	CP	8.06%	8.06%	223,748	671,245	894,993	13,536,136	-	-	13,536,136	179,093	602,226	781,319	14,001,389	-	-	14,001,389
Foreign	Emgesa S.A. E.S.P.	Colombia	B09-09 Bonds	Colombia	CP	7.38%	7.19%	1,325,639	3,976,917	5,302,556	10,605,111	10,605,111	62,175,621	83,385,843	1,328,332	4,466,698	5,795,030	10,714,236	84,115,563	-	94,829,799
Foreign	Emgesa S.A. E.S.P.	Colombia	B10 Bonds	Colombia	CP	8.71%	8.44%	946,998	2,840,995	3,787,993	7,575,987	7,575,987	47,759,102	62,911,076	989,794	3,328,320	4,318,114	7,983,617	-	65,971,663	73,955,280
Foreign	Emgesa S.A. E.S.P.	Colombia	B-103 Bonds	Colombia	CP	9.03%	8.74%	894,296	2,682,888	3,577,184	7,154,367	50,204,631	-	57,358,998	1,129,556	3,798,288	4,927,844	9,110,927	-	62,840,794	71,951,721
Foreign	Emgesa S.A. E.S.P.	Colombia	B12 Bonds	Colombia	CP	9.27%	9.27%	555,900	1,667,701	2,223,601	4,447,203	4,447,203	32,223,666	41,118,072	556,858	1,872,513	2,429,371	4,491,583	13,040,277	28,416,894	45,948,754
Foreign	Emgesa S.A. E.S.P.	Colombia	B15 Bonds	Colombia	CP	8.83%	8.56%	339,573	1,018,719	1,358,292	2,716,583	2,716,583	23,403,981	28,837,147	354,285	1,191,331	1,545,616	2,857,637	8,296,492	21,943,442	33,097,571
Foreign	Emgesa S.A. E.S.P.	Colombia	E5-09 Bonds	Colombia	CP	9.04%	8.75%	577,113	1,731,338	2,308,451	26,317,195	-	-	26,317,195	569,828	1,916,126	2,485,954	28,105,888	-	-	28,105,888
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign bonds	Colombia	CP	10.17%	10.17%	618,169	1,854,506	2,472,675	4,945,349	4,945,349	31,993,565	41,884,263	610,366	2,052,440	2,662,806	4,923,173	-	43,251,722	48,174,895
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo bonds	Colombia	CP	10.17%	10.17%	4,442,297	13,326,891	17,769,188	35,538,377	35,538,377	229,912,869	300,989,623	4,386,227	14,749,291	19,135,518	35,379,018	-	310,816,486	346,195,504
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo B10 bonds	Colombia	CP	6.39%	6.24%	1,264,032	3,792,096	5,056,128	10,112,255	10,112,255	106,512,256	126,736,766	-	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Quimbo B15 bonds	Colombia	CP	6.39%	6.24%	859,450	2,578,349	3,437,799	6,875,596	6,875,596	88,532,392	102,283,584	-	-	-	-	-	-	-
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	6.57%	6.47%	79,897	239,692	319,589	639,178	639,178	4,814,505	6,092,861	97,652	235,722	333,374	616,363	1,789,469	5,500,435	7,906,267
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Sol	6.41%	6.31%	73,875	221,624	295,499	590,997	590,997	6,023,737	7,205,731	160,276	-	160,276	-	-	10,819,378	10,819,378

Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Sol	6.38%	6.28%	73,509	220,527	294,036	588,072	588,072	5,159,550	6,335,694	79,552	267,504	347,056	4,950,085	-	-	4,950,085
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Sol	6.86%	6.75%	63,196	189,587	252,783	3,923,716	-	-	3,923,716	78,051	262,457	340,508	4,868,653	-	-	4,868,653
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Sol	6.61%	6.50%	4,770,062	-	4,770,062	-	-	-	-	77,676	261,195	338,871	5,051,067	-	-	5,051,067
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Sol	6.54%	6.44%	75,338	4,744,218	4,819,556	-	-	-	-	73,923	248,577	322,500	5,114,463	-	-	5,114,463
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Sol	6.74%	6.63%	77,532	4,771,525	4,849,057	-	-	-	-	89,628	301,387	391,015	5,873,636	-	-	5,873,636
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	Sol	6.70%	6.59%	87,352	262,056	349,408	5,400,952	-	-	5,400,952	77,300	259,934	337,234	4,919,966	-	-	4,919,966
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	6.44%	6.34%	78,353	235,060	313,413	626,827	626,827	7,948,123	9,201,777	83,851	281,959	365,810	2,639,913	-	8,220,849	10,860,762
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	9.20%	9.00%	108,049	324,147	432,196	5,049,991	-	-	5,049,991	115,630	388,820	504,450	5,903,654	-	-	5,903,654
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	7.93%	7.78%	78,482	235,446	313,928	627,856	627,856	4,249,866	5,505,578	83,988	282,422	366,410	677,444	6,208,170	-	6,885,614
Foreign	Edegel S.A.A	Peru	Banco Continental	Peru	US$	7.25%	7.13%	55,926	167,777	223,703	3,285,038	-	-	3,285,038	59,850	201,252	261,102	3,783,487	-	-	3,783,487
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	6.74%	6.63%	81,827	245,481	327,308	654,617	4,978,803	-	5,633,420	87,568	294,460	382,028	706,319	6,190,863	-	6,897,182
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	6.09%	6.00%	74,108	222,323	296,431	592,861	5,010,196	-	5,603,057	79,307	266,681	345,988	639,685	6,096,813	-	6,736,498
Foreign	Edegel S.A.A	Peru	Banco Scotiabank	Peru	US$	5.87%	5.78%	71,406	214,217	285,623	571,246	571,246	5,573,336	6,715,828	85,503	287,515	373,018	689,660	6,853,252	-	7,542,912
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	US$	6.15%	6.06%	-	-	-	-	-	-	-	75,800	254,886	330,686	611,394	1,775,041	5,728,426	8,114,861
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	Sol	6.57%	6.47%	75,703	4,870,634	4,946,337	-	-	-	-	75,424	253,624	329,048	608,367	6,582,587	-	7,190,954
Foreign	Chinango S.A.C.	Peru	Banco Continental	Peru	Sol	6.25%	6.16%	72,046	216,138	288,184	4,718,008	-	-	4,718,008	64,842	218,041	282,883	4,267,060	-	-	4,267,060

			Total					96,355,030	449,001,726	545,356,756	911,777,424	749,613,007	1,673,572,241	3,334,962,672	125,993,266	315,961,506	441,954,772	1,102,917,283	1,248,264,073	1,670,151,218	4,021,332,574

c )      Financial lease obligations

       a.       Financial lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa S.A. (Chile)	Chile	87,509,100-K	Abengoa Chile	Chile	US$	6.50%	517,486	1,552,682	2,070,168	4,142,238	4,145,057	13,854,905	22,142,200	567,586	1,900,568	2,468,154	4,556,135	12,220,275	10,867,880	27,644,290
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	2.13%	1,406,430	4,177,025	5,583,455	12,608,401	17,546,542	-	30,154,943	2,137,134	6,953,795	9,090,929	11,858,222	27,292,271	-	39,150,493
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	Sol	5.77%	1,230,672	3,009,713	4,240,385	2,238,071	-	-	2,238,071	1,178,706	3,660,137	4,838,843	2,604,306	-	-	2,604,306
Foreign	Edesur S.A.	Argentina	Foreign	COMAFI	Argentina	Ar$	25.60%	216,766	313,356	530,122	216,179	-	-	216,179	170,578	411,253	581,831	673,700	-	-	673,700

			Total					3,371,354	9,052,776	12,424,130	19,204,889	21,691,599	13,854,905	54,751,393	4,054,004	12,925,753	16,979,757	19,692,363	39,512,546	10,867,880	70,072,789

d )      Other liabilities

Other liabilities by company

Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Nominal Interest Rate	12-2012							12-2011
								Current			Non-current				Current			Non-current
								Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	56,264,078	-	56,264,078	-	-	-	-	14,958,554	10,030,787	24,989,341	32,747,272	24,243,194	-	56,990,466
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	11,534,186	-	11,534,186	-	-	-	-	2,296,618	67,527	2,364,145	161,976	1,139,597	-	1,301,573
Foreign	Endesa Costanera S.A.	Argentina	Foreign	Other	Argentina	Ar$	17.29%	799,346	5,846,518	6,645,864	6,019,282	-	-	6,019,282	547,198	884,765	1,431,963	-	-	-	-
96,830,980-3	Inversiones Gas Atacama Holding Ltda.	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	6,659,064	-	6,659,064	-	-	-	-	10,193,375	-	10,193,375	-	-	-	-
96,827,970-K	Endesa Eco S.A.	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	6.10%	2,017,319	-	2,017,319	-	-	-	-	-	3,930,734	3,930,734	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Eletrobrás	Brazil	Real	6.50%	285,377	965,266	1,250,643	3,045,792	2,592,406	1,861,196	7,499,394	-	-	-	-	-	-	-
Foreign	Ampla Energía E Servicios S.A.	Brazil	Foreign	Bndes	Brazil	Real	9.06%	4,536,007	13,214,919	17,750,926	31,774,969	27,224,080	14,032,389	73,031,438	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Eletrobras	Brazil	Real	6.46%	1,190,648	3,151,597	4,342,245	6,954,127	6,017,081	8,923,825	21,895,033	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	US$	4.62%	16,441	113,614	130,055	149,411	115,228	1,694,259	1,958,898	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Brasil	Brazil	Real	15.61%	1,116,763	3,235,164	4,351,927	935,799	-	-	935,799	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	BNDES	Brazil	Real	9.52%	3,934,967	9,755,961	13,690,928	12,079,881	-	-	12,079,881	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Banco do Nordeste	Brazil	Real	7.78%	2,267,540	8,719,128	10,986,668	22,974,521	11,730,771	6,498,966	41,204,258	-	-	-	-	-	-	-
Foreign	Compañía Energética Do Ceará S.A.	Brazil	Foreign	Faelce	Brazil	Real	13.22%	121,287	3,117,565	3,238,852	1,498,141	-	-	1,498,141	-	-	-	-	-	-	-

			Total					90,743,023	48,119,732	138,862,755	85,431,923	47,679,566	33,010,635	166,122,124	27,995,745	14,913,813	42,909,558	32,909,248	25,382,791	-	58,292,039

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of the Enersis financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

ASSETS	Foreign Currency	Functional Currency	12-31-2012 ThCh$	12-31-2011 ThCh$

CURRENT ASSETS

Cash and cash equivalents			34,346,077	42,323,083
	U.S. dollar	Chilean peso	29,667,476	22,805,258
	U.S. dollar	Colombian peso	10,947	5,634
	U.S. dollar	Peruvian sol	4,233,557	3,201,968
	U.S. dollar	Argentine peso	434,097	16,310,223

Trade and other current receivables			6,803,538	10,100,793
	U.S. dollar	Chilean peso	6,803,538	10,100,793

Accounts receivable from related companies			580,405	379,862
	U.S. dollar	Chilean peso	580,405	379,862
Total current assets other than assets classified as held for sale and discontinued operations			41,730,020	52,803,738

TOTAL CURRENT ASSETS			41,730,020	52,803,738

Investments accounted for using the equity method			9,030,441	9,733,400
	U.S. dollar	Chilean peso	9,030,441	9,733,400

Goodwill			426,209,853	477,068,142
	Brazilian real	Peruvian sol	8,703,399	10,361,690
	Brazilian real	Chilean peso	272,442,268	313,990,020
	Colombian peso	Chilean peso	11,742,640	11,589,629
	Sol	Chilean peso	124,877,836	128,304,143
	Argentine peso	Chilean peso	8,443,710	12,822,660

TOTAL NON-CURRENT ASSETS			435,240,294	486,801,542

TOTAL ASSETS			476,970,314	539,605,280

			12-31-2012							12-31-2011
			Current Liabilities			Non-current Liabilities				Current Liabilities			Non-current Liabilities
			90 days or less	91 days to 1 year	Total	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total	90 days or less	91 days to 1 year	Total	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
	Foreign Currency	Functional Currency	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	Non-current	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	Non-current
LIABILITIES

Other current liabilities	U.S. dollar		104,128,409	255,065,083	359,193,492	487,384,775	223,960,388	450,043,533	1,161,388,696	50,273,399	110,007,608	160,281,007	698,191,147	484,059,182	493,795,421	1,676,045,750
	U.S. dollar	Chilean peso	24,749,455	234,307,578	259,057,033	424,225,534	157,063,940	411,509,374	992,798,848	23,913,216	58,161,835	82,075,051	595,227,849	359,668,296	436,744,073	1,391,640,218
	U.S. dollar	Brazilian real	486,256	7,606,194	8,092,450	16,493,010	9,064,986	3,838,731	29,396,727	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730
	U.S. dollar	Peruvian sol	4,249,373	7,926,216	12,175,589	38,829,516	57,831,462	34,695,428	131,356,406	5,801,056	19,711,792	25,512,848	35,378,771	79,518,586	50,698,749	165,596,106
	U.S. dollar	Argentine peso	74,643,325	5,225,095	79,868,420	7,836,715	-	-	7,836,715	19,914,191	19,534,795	39,448,986	50,051,842	26,994,854	-	77,046,696

TOTAL LIABILITIES			104,128,409	255,065,083	359,193,492	487,384,775	223,960,388	450,043,533	1,161,388,696	50,273,399	110,007,608	160,281,007	698,191,147	484,059,182	493,795,421	1,676,045,750

APPENDIX 6    ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of the Enersis financial statements.

a ) Portfolio stratification

-	Trade and other accounts receivable by time in arrears:

Trade and other accounts receivable	Balance at
	12-31-2012
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Trade receivables, gross	577,631,678	85,836,682	31,117,064	14,481,479	7,021,733	6,325,361	5,023,586	3,995,097	4,173,859	166,502,746	902,109,285	163,265,685
Impairment provision	(2,348,483)	(1,217,309)	(396,729)	(626,718)	(2,690,963)	(1,863,025)	(1,995,194)	(1,258,411)	(916,663)	(136,848,875)	(150,162,370)	-
Other accounts receivable, gross	130,237,560	-	-	-	-	-	-	-	-	-	130,237,560	39,712,008
Impairment provision	(12,979,909)									-	(12,979,909)	-

Total	692,540,846	84,619,373	30,720,335	13,854,761	4,330,770	4,462,336	3,028,392	2,736,686	3,257,196	29,653,871	869,204,566	202,977,693

Trade and other accounts receivable	Balance at
	12-31-2011
	Up-to-date Portfolio ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 251 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Trade receivables, gross	534,607,770	79,940,683	35,672,835	12,874,596	8,896,804	7,584,496	5,471,489	8,895,281	4,139,605	366,906,201	1,064,989,760	182,387,693
Impairment provision	(2,786,319)	(489,464)	(185,027)	(4,711,605)	(3,233,750)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(161,000,694)	(187,293,252)	(999,510)
Other accounts receivable, gross	57,740,000	1,220,415	429,523	292,486	523,760	105,650	161,472	5,288,580	576,549	34,893,534	101,231,969	261,940,267
Impairment provision	(1,326,089)	-	-	-	-	-	-	-	-	-	(1,326,089)	-

Total	588,235,362	80,671,634	35,917,331	8,455,477	6,186,814	4,794,287	711,881	8,495,502	3,335,059	240,799,041	977,602,388	443,328,450

- By type of portfolio:

Time in Arrears	Balance at						Balance at
	12-31-2012						12-31-2011
	Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio		Non-renegotiated Portfolio		Renegotiated Portfolio		Total Gross Portfolio
	Number of Clients	Gross Amount	Number of Clients	Gross Amount	Number of Clients	Gross Amount	Number of Clients	Gross Amount	Number of Clients	Gross Amount	Number of Clients	Gross Amount
		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$		ThCh$

Up to date	10,265,582	557,611,707	333,154	20,019,971	10,598,736	577,631,678	7,908,458	513,850,924	92,748	20,756,846	8,001,206	534,607,770
1 to 30 days	2,063,754	79,490,817	92,078	6,345,865	2,155,832	85,836,682	2,128,913	75,776,992	16,026	4,163,691	2,144,939	79,940,683
31 to 60 days	371,586	28,579,364	36,119	2,537,700	407,705	31,117,064	423,750	28,581,320	49,184	7,091,515	472,934	35,672,835
61 to 90 days	76,378	12,571,244	24,312	1,910,235	100,690	14,481,479	133,395	11,531,589	795	1,343,007	134,190	12,874,596
91 to 120 days	54,860	5,415,338	15,077	1,606,395	69,937	7,021,733	113,101	7,636,149	6,420	1,260,655	119,521	8,896,804
121 to 150 days	43,521	4,895,739	14,427	1,429,622	57,948	6,325,361	98,637	6,367,912	8,836	1,216,584	107,473	7,584,496
151 to 180 days	34,882	3,794,350	9,840	1,229,236	44,722	5,023,586	89,794	3,355,049	8,423	2,116,440	98,217	5,471,489
181 to 210 days	18,980	2,566,420	15,738	1,428,677	34,718	3,995,097	36,235	7,811,862	3,180	1,083,419	39,415	8,895,281
211 to 250 days	17,673	3,218,482	10,848	955,377	28,521	4,173,859	24,108	3,162,199	2,565	977,406	26,673	4,139,605
251 days and over	312,567	156,553,928	22,929	9,948,818	335,496	166,502,746	847,486	331,712,072	43,791	35,194,129	891,277	366,906,201

Total	13,259,783	854,697,389	574,522	47,411,896	13,834,305	902,109,285	11,803,877	989,786,068	231,968	75,203,692	12,035,845	1,064,989,760

b ) Portfolio in default and in legal collection process.

Portfolio in Default and in Legal Collection Process	Balance at		Balance at
	12-31-2012		12-31-2011
	Number of	Amount	Number of	Amount
	Clients	ThCh$	Clients	ThCh$

Notes receivable in default	154,337	19,650,395	50,995	17,482,266
Notes receivable in legal collection process (*)	11,333	24,548,940	11,033	26,318,280

Total	165,670	44,199,335	62,028	43,800,546

(*) Legal collections are included in the portfolio in arrears.

c ) Provisions and write-offs

Provisions and Write-offs	Balance at
	12-31-2012	12-31-2011
	ThCh$	ThCh$

Provision for non-renegotiated portfolio	25,406,355	21,443,190
Provision for renegotiated portfolio	1,683,468	527,254
Write-offs during the period	(16,073,728)	(7,046,353)
Recoveries during the period	6,083,566	(3,320,964)

Total	17,099,661	11,603,127

d ) Number and amount of operations

Number and amount of operations	Balance at
	12-31-2012		12-31-2011
	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation	Total detail by type of operation Last Quarter	Total detail by type of operation Annual Accumulation
	ThCh$	ThCh$	ThCh$	ThCh$

Impairment provision and recoveries:
Number of operations	1,678,956	1,679,017	2,590,194	2,590,264
Amount of operations, in ThCh$	19,069,326	33,173,389	(1,048,188)	18,649,480

APPENDIX 6.1          COMPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of the Enersis financial statements.

a ) Portfolio stratification

-	Trade receivables by time in arrears:

	Balance at
	12-31-2012
Trade Receivables	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Generation and transmission receivables	162,178,765	814,505	47,700	4,335,174	308,432	274,643	28,484	-	311	66,123,434	234,111,448	140,323,852
-Large clients	115,182,971	201,283	635	6,290	82,886	272,789	2	-	311	18,340,888	134,088,055	-
-Institutional clients	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525	140,323,852
-Others	28,247,269	613,222	47,065	4,328,884	225,546	1,854	28,482	-	-	47,782,546	81,274,868	-
Impairment provision	(260,312)	-	-	-	-	-	-	-	-	(56,996,601)	(57,256,913)	-

Non-invoiced services	70,067,853	-	-	-	-	-	-	-	-	-	70,067,853	-
Invoiced services	92,110,912	814,505	47,700	4,335,174	308,432	274,643	28,484	-	311	66,123,434	164,043,595	140,323,852

Distribution receivables	415,452,913	85,022,177	31,069,364	10,146,305	6,713,301	6,050,718	4,995,102	3,995,097	4,173,548	100,379,312	667,997,837	22,941,833
-Mass-market clients	261,331,994	61,975,079	20,915,473	6,292,552	4,776,095	3,393,756	3,289,634	2,009,216	1,322,318	40,247,009	405,553,126	11,877,739
-Large clients	101,717,620	15,465,074	6,738,078	2,093,418	771,383	876,241	813,456	541,975	720,722	36,025,809	165,763,776	6,095,508
-Institutional clients	52,403,299	7,582,024	3,415,813	1,760,335	1,165,823	1,780,721	892,012	1,443,906	2,130,508	24,106,494	96,680,935	4,968,586
Impairment provision	(2,088,171)	(1,217,309)	(396,729)	(626,718)	(2,690,963)	(1,863,025)	(1,995,194)	(1,258,411)	(916,663)	(79,852,274)	(92,905,457)	-

Non-invoiced services	207,144,462	-	-	-	-	-	-	-	-	1,239,251	208,383,713	-
Invoiced services	208,308,451	85,022,177	31,069,364	10,146,305	6,713,301	6,050,718	4,995,102	3,995,097	4,173,548	99,140,061	459,614,124	22,941,833

Total Trade Receivables, Gross	577,631,678	85,836,682	31,117,064	14,481,479	7,021,733	6,325,361	5,023,586	3,995,097	4,173,859	166,502,746	902,109,285	163,265,685
Total Impairment Provision	(2,348,483)	(1,217,309)	(396,729)	(626,718)	(2,690,963)	(1,863,025)	(1,995,194)	(1,258,411)	(916,663)	(136,848,875)	(150,162,370)	-
Total Net Trade Receivables	575,283,195	84,619,373	30,720,335	13,854,761	4,330,770	4,462,336	3,028,392	2,736,686	3,257,196	29,653,871	751,946,915	163,265,685
Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

-	Mass-market Clients
-	Large Clients
-	Institutional Clients

	Balance at
Trade Receivables	12-31-2011
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total Current ThCh$	Total Non-current ThCh$

Generation and Transmission Receivables	276,162,422	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	364,840,933	148,953,896
-Large clients	219,872,741	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	308,551,252	586,863
-Institutional clients	56,289,681	-	-	-	-	-	-	-	-	-	56,289,681	148,367,033
Impairment provision	(983,105)	-	-	(4,110,640)	(55,494)	-	-	-	-	(43,766,186)	(48,915,425)	-

Non-invoiced services	108,875,974	-	-	-	-	-	-	-	-	-	108,875,974	-
Invoiced services	167,286,448	2,205,313	84,972	7,284,829	493,005	138,523	1,323,063	-	-	77,148,806	255,964,959	148,953,896

Distribution Receivables	258,445,348	77,735,369	35,587,863	5,589,767	8,403,798	7,445,973	4,148,425	8,895,281	4,139,606	289,757,397	700,148,827	33,433,797
-Mass-market clients	112,922,763	60,157,006	28,341,140	2,984,669	5,486,134	5,666,497	2,738,905	7,186,606	2,699,305	249,080,159	477,263,184	9,995,785
-Large clients	94,208,438	11,240,026	4,312,588	1,311,741	1,519,470	621,819	635,550	776,703	1,015,465	38,272,310	153,914,110	4,622,939
-Institutional clients	51,314,147	6,338,337	2,934,135	1,293,357	1,398,194	1,157,657	773,970	931,972	424,836	2,404,928	68,971,533	18,815,073
Impairment provision	(1,803,214)	(489,464)	(185,027)	(600,965)	(3,178,256)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(117,234,508)	(138,377,827)	(999,510)

Non-invoiced services	150,400,140	-	-	-	-	-	-	-	-	-	150,400,140	-
Invoiced services	108,045,208	77,735,370	35,587,863	5,589,767	8,403,799	7,445,973	4,148,426	8,895,281	4,139,605	289,757,395	549,748,687	33,433,797

Total Trade Receivables, Gross	534,607,770	79,940,682	35,672,835	12,874,596	8,896,803	7,584,496	5,471,488	8,895,281	4,139,606	366,906,203	1,064,989,760	182,387,693
Total Impairment Provision	(2,786,319)	(489,464)	(185,027)	(4,711,605)	(3,233,750)	(2,895,859)	(4,921,080)	(5,688,359)	(1,381,095)	(161,000,694)	(187,293,252)	(999,510)
Total Net Trade Receivables	531,821,451	79,451,218	35,487,808	8,162,991	5,663,053	4,688,637	550,408	3,206,922	2,758,511	205,905,509	877,696,508	181,388,183

- By type of portfolio:

Type of Portfolio	Balance at
	12-31-2012
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total portfolio, gross ThCh$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	155,229,004	814,505	47,700	4,311,860	308,432	274,643	4,577	-	311	65,515,189	226,506,221
-Large clients	115,182,971	201,283	635	6,290	82,886	272,789	2	-	311	18,340,888	134,088,055
-Institutional clients	18,748,525	-	-	-	-	-	-	-	-	-	18,748,525
-Others	21,297,508	613,222	47,065	4,305,570	225,546	1,854	4,575	-	-	47,174,301	73,669,641
Renegotiated portfolio	6,949,761	-	-	23,314	-	-	23,907	-	-	608,245	7,605,227
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
-Others	6,949,761	-	-	23,314	-	-	23,907	-	-	608,245	7,605,227
DISTRIBUTION
Non-renegotiated portfolio	402,382,703	78,676,312	28,531,664	8,259,384	5,106,906	4,621,096	3,789,773	2,566,420	3,218,171	91,038,739	628,191,168
-Mass-market clients	252,003,889	57,670,992	19,067,440	5,008,539	3,688,532	2,463,672	2,491,643	1,318,921	731,935	32,414,708	376,860,271
-Large clients	100,406,979	14,047,180	6,585,752	1,954,431	692,787	843,697	772,966	497,816	687,530	35,801,753	162,290,891
-Institutional clients	49,971,835	6,958,140	2,878,472	1,296,414	725,587	1,313,727	525,164	749,683	1,798,706	22,822,278	89,040,006
Renegotiated portfolio	13,070,210	6,345,865	2,537,700	1,886,921	1,606,395	1,429,622	1,205,329	1,428,677	955,377	9,340,573	39,806,669
-Mass-market clients	8,681,754	3,795,249	1,846,968	1,283,578	1,094,281	929,814	797,592	689,649	590,346	7,807,681	27,516,912
-Large clients	1,194,312	791,220	140,433	139,948	78,339	32,945	41,019	44,993	33,298	253,891	2,750,398
-Institutional clients	3,194,144	1,759,396	550,299	463,395	433,775	466,863	366,718	694,035	331,733	1,279,001	9,539,359

Total Portfolio, Gross	577,631,678	85,836,682	31,117,064	14,481,479	7,021,733	6,325,361	5,023,586	3,995,097	4,173,859	166,502,746	902,109,285

Types of Portfolio	Balance at
	12-31-2011
	Up to date ThCh$	1-30 days in arrears ThCh$	31-60 days in arrears ThCh$	61-90 days in arrears ThCh$	91-120 days in arrears ThCh$	121-150 days in arrears ThCh$	151-180 days in arrears ThCh$	181-210 days in arrears ThCh$	211-250 days in arrears ThCh$	More than 250 days in arrears ThCh$	Total portfolio, gross ThCh$

GENERATION AND TRANSMISSION
Non-renegotiated portfolio	256,097,955	2,205,313	2,894,669	4,727,650	493,005	-	935,644	-	-	72,143,556	339,497,792
-Large clients	206,702,908	2,205,313	2,894,669	4,727,650	493,005	-	935,644	-	-	72,143,556	290,102,745
-Institutional clients	49,395,047	-	-	-	-	-	-	-	-	-	49,395,047
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-
-Large clients	-	-	-	-	-	-	-	-	-	-	-
-Institutional clients	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	257,752,969	73,571,679	25,686,651	6,803,939	7,143,144	6,367,912	2,419,405	7,811,862	3,162,199	259,568,517	650,288,277
-Mass-market clients	116,163,607	56,976,736	19,972,918	4,801,938	5,568,695	5,865,662	1,812,061	7,121,529	2,250,787	224,276,812	444,810,745
-Large clients	93,126,921	11,031,598	3,980,710	1,152,224	1,453,185	490,552	554,707	690,333	911,412	35,291,705	148,683,347
-Institutional clients	48,462,441	5,563,345	1,733,023	849,777	121,264	11,698	52,637	-	-	-	56,794,185
Renegotiated portfolio	20,756,846	4,163,691	7,091,516	1,343,007	1,260,655	1,216,584	2,116,440	1,083,419	977,406	35,194,127	75,203,691
-Mass-market clients	16,403,309	3,111,313	5,410,638	690,352	622,125	532,578	857,606	349,526	267,212	10,304,763	38,549,422
-Large clients	1,131,708	224,970	341,266	167,209	72,709	139,446	86,961	90,179	108,624	3,024,804	5,387,876
-Institutional clients	3,221,829	827,408	1,339,612	485,446	565,821	544,560	1,171,873	643,714	601,570	21,864,560	31,266,393

Total Portfolio, Gross	534,607,770	79,940,683	35,672,836	12,874,596	8,896,804	7,584,496	5,471,489	8,895,281	4,139,605	366,906,200	1,064,989,760